                      [Health Management, Inc. Letterhead]


                                 JUNE 16, 1997

Dear Stockholder:

     The Board of Directors of Health Management, Inc., a Delaware corporation (the "Company"), cordially invites you to attend a Special Meeting of Stockholders of the Company to be held on July 11, 1997, as set forth in the attached Notice of Special Meeting of Stockholders (the "Special Meeting"). At the Special Meeting you will be asked to consider and vote upon the adoption of an Agreement and Plan of Merger, as amended (the "Merger Agreement"), providing for the merger of IMH Acquisition Corp., a wholly-owned subsidiary of Transworld HealthCare, Inc., formerly Transworld Home HealthCare, Inc., a New York corporation ("Transworld"), with and into the Company (the "Merger"), and to transact such other business as may properly come before the Special Meeting or any adjournment thereof. Details concerning the proposal to be presented at the Special Meeting are set forth in the accompanying Notice of Special Meeting and Proxy Statement. The Merger Agreement, which you will be asked to adopt, is set forth as Annex I to the Proxy Statement.

     Under the terms of the proposed Merger, the Company's stockholders (other than Transworld and its subsidiaries) will be entitled to receive $0.30 in cash for each share of the Company's common stock held (the "Merger Consideration").

     In order to adopt the Merger Agreement, it will be necessary to obtain the affirmative vote of the holders of a majority of the outstanding shares of the common stock of the Company. IMH Acquisition Corp. owns 8,964,292 shares of common stock of the Company, representing approximately 49% of the presently outstanding shares, and has agreed to vote those shares in favor of the Merger. Transworld has an option to purchase another 746,713 shares of the Company, which, after giving effect to the exercise thereof, would result in Transworld and IMH Acquisition Corp. collectively owning 51% of the outstanding shares of the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE PROPOSED MERGER AND RECOMMENDS THAT YOU VOTE IN FAVOR OF ADOPTION OF THE MERGER AGREEMENT. The reasons for the Board's recommendation are set forth in the Proxy Statement.

     Regardless of the size of your holdings, it is important that your shares be represented at the Special Meeting. You are, therefore, urged to fill in, date, sign and return the enclosed proxy promptly. If you should decide to attend the Special Meeting and wish to vote your shares personally, you may revoke the proxy at that time.

                                            Very truly yours,

                                            W. JAMES NICOL
                                            Chief Executive Officer and
                                            President

PLEASE COMPLETE AND DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED PREPAID ENVELOPE, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING.

PLEASE DO NOT SEND IN ANY CERTIFICATES FOR YOUR SHARES AT THIS TIME.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                            HEALTH MANAGEMENT, INC.
                              1371-A ABBOTT COURT
                         BUFFALO GROVE, ILLINOIS 60089

                         ------------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                            TO BE HELD JULY 11, 1997


To the Stockholders of Health Management, Inc.:


     A special meeting of stockholders (the "Special Meeting") of Health Management, Inc., a Delaware corporation (the "Company"), will be held on Friday, July 11, 1997, at 50 Rockefeller Plaza, 11th Floor, New York, New York 10020-1605, at 11:00 a.m. local time, to consider and act upon the following matters, as explained more fully in the attached Proxy Statement:


     1. To consider and vote upon a proposal to adopt an Agreement and Plan of Merger, dated November 13, 1996, as amended (the "Merger Agreement"), among Transworld HealthCare, Inc., formerly Transworld Home HealthCare, Inc., a New York corporation ("Transworld"), IMH Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Transworld ("IMH"), and the Company, pursuant to which (a) IMH will merge with and into the Company, which will become a wholly-owned subsidiary of Transworld, and (b) each holder (other than Transworld and its subsidiaries) of shares of common stock, par value $.03 per share, of the Company ("Shares") will become entitled to receive $0.30 in cash, without interest, for each Share held, all as more fully described in the attached Proxy Statement (the "Merger Consideration"). A copy of the Merger Agreement is attached to the Proxy Statement as Annex I.

     2. To transact any other business that may properly come before the Special Meeting or any adjournment thereof.

     Only holders of record of Shares at the close of business on June 6, 1997 are entitled to notice of and to vote at the Special Meeting. A proxy card for your use in voting on these matters is enclosed.

     ADOPTION OF THE MERGER AGREEMENT REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE OUTSTANDING SHARES. TRANSWORLD, THROUGH ITS WHOLLY-OWNED SUBSIDIARY IMH, OWNS 49% OF THE PRESENTLY OUTSTANDING SHARES AND HAS AN OPTION TO PURCHASE AN ADDITIONAL 746,713 SHARES, WHICH IF EXERCISED, WOULD RESULT IN TRANSWORLD OWNING 51% OF THE OUTSTANDING SHARES. TRANSWORLD HAS AGREED TO VOTE ALL OF THE SHARES OWNED BY IT AND ITS SUBSIDIARIES IN FAVOR OF THE ADOPTION OF THE MERGER AGREEMENT. DISSENTING STOCKHOLDERS WHO COMPLY WITH THE PROCEDURAL REQUIREMENTS OF THE DELAWARE GENERAL CORPORATION LAW WILL BE ENTITLED TO RECEIVE PAYMENT IN CASH OF THE FAIR VALUE OF THEIR SHARES IN LIEU OF THE MERGER CONSIDERATION.

     Shares can only be voted at the Special Meeting if the holder is present or represented by proxy. Whether or not you expect to attend the Special Meeting, you are urged to date and sign the enclosed proxy and return it in the accompanying envelope promptly, so your Shares may be voted in accordance with your wishes and the presence of a quorum may be assured. The giving of a proxy does not affect your right to vote in person if you attend the Special Meeting.

                                            By Order of the Board of Directors,

                                            W. JAMES NICOL,
                                            Chief Executive Officer and
                                            President


June 16, 1997

                                PROXY STATEMENT

                                       OF

                            HEALTH MANAGEMENT, INC.

                              1371-A ABBOTT COURT
                         BUFFALO GROVE, ILLINOIS 60089


     This proxy statement (this "Proxy Statement") is being furnished to the stockholders of Health Management, Inc., a Delaware corporation (the "Company"), in connection with the solicitation of proxies for use at the special meeting of stockholders of the Company to be held on July 11, 1997 and any adjournment or adjournments thereof (the "Special Meeting"). At the Special Meeting, the stockholders of the Company will be asked to consider and vote upon a proposal to adopt an agreement and plan of merger, dated November 13, 1996, as amended (the "Merger Agreement"), among Transworld HealthCare, Inc., formerly Transworld Home HealthCare, Inc., a New York corporation ("Transworld"), IMH Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Transworld ("IMH"), and the Company, pursuant to which, upon certain terms and conditions:
(a) IMH will merge with and into the Company, which will become a wholly-owned subsidiary of Transworld (the "Merger"); and (b) each holder (other than Transworld and its subsidiaries) of shares of common stock, par value $.03 per share, of the Company ("Shares") will become entitled to receive $0.30 in cash, without interest, for each Share held (the "Merger Consideration"). In addition, stockholders of the Company will transact any other business that may properly come before the Special Meeting.


     Adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding Shares. Transworld, through its wholly-owned subsidiary IMH, owns 49% of the presently outstanding Shares and has an option to purchase an additional 746,713 Shares, which, if exercised, would result in Transworld owning 51% of the outstanding Shares. Transworld has agreed to vote all of the Shares owned by it and its subsidiaries in favor of the adoption of the Merger Agreement. Dissenting stockholders who comply with the procedural requirements of the Delaware General Corporation Law will be entitled to receive payment in cash of the fair value of their Shares in lieu of the Merger Consideration.

     All statements contained herein that are not historical facts, including, but not limited to, statements regarding the Company's current business strategy, the Company's projected sources and uses of cash, and the Company's plans for future development and operations, are based upon current expectations. These statements are forward-looking in nature and involve a number of risks and uncertainties. Actual results may differ materially. Among the factors that could cause actual results to differ materially are the following: the availability of sufficient capital to finance the Company's business plans on terms satisfactory to the Company; changes or conditions affecting the transactions with Transworld described herein including its willingness to continue extending the Forbearance Agreement (as hereinafter defined); competitive factors; the ability of the Company adequately to defend or reach a settlement of outstanding litigation and investigations involving the Company or its prior management; changes in labor, equipment and capital costs; changes in regulations affecting the Company's business; general businesses and economic conditions; and other factors described from time to time in the Company's reports filed with the Securities and Exchange Commission. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              NO.
                                                              ----
SUMMARY.....................................................    iv
     The Special Meeting....................................    iv
     The Merger.............................................    iv
     Vote Required; Appraisal Rights of Dissenting
      Stockholders..........................................    iv
     Recommendation of the Board of Directors of the
      Company...............................................    iv
     Effective Time; Surrender of Certificates..............     v
     Interests of Certain Persons in the Merger.............     v
     Financing of the Merger................................     v
     Certain Conditions to the Consummation of the Merger...    vi
     Tax Consequences.......................................    vi
     Market Prices..........................................    vi
     Selected Historical Consolidated Financial
      Information...........................................    vi
     Business of the Company................................  viii
     Business of Transworld and IMH.........................  viii
INTRODUCTION................................................     1
     General................................................     1
     Matters to be Considered at the Special Meeting........     1
SPECIAL FACTORS.............................................     2
     Purpose and Effect of the Merger.......................     2
     Background of the Merger...............................     3
     Recommendation of the Board of Directors; Fairness of
      the Merger............................................    12
     Alternatives to the Merger.............................    14
     Potential Adverse Consequences of the Merger...........    15
     The Company's Financial Advisor; No Fairness Opinion...    16
     Transworld's Financial Advisor.........................    19
     Interests of Certain Persons in the Merger.............    22
THE MERGER..................................................    24
     Summary of the Merger Agreement........................    24
     Financing of the Merger................................    26
     Expenses...............................................    27
     Antitrust Matters......................................    27
     HealthCare Regulatory Approvals........................    27
     Appraisal Rights of Dissenting Stockholders............    28
     Federal Income Tax Consequences........................    30
     Accounting Treatment...................................    30
MARKET PRICES AND DIVIDENDS.................................    31
SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL
  OWNERS....................................................    32
SELECTED FINANCIAL DATA.....................................    33
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    35
BUSINESS OF THE COMPANY.....................................    44
     General................................................    44
     Lifecare(TM) Program...................................    44
     Services Provided to Pharmaceutical Companies..........    45
     Markets................................................    45
     Company Strategy.......................................    47
     Acquisitions...........................................    48
     Marketing and Sales....................................    49
     Competition............................................    49
     Reimbursement..........................................    50
     Regulation.............................................    51

                                                              PAGE
                                                              NO.
                                                              ----
     Accreditation..........................................    54
     Sources and Availability of Product Supply.............    54
     Employees..............................................    54
     Properties.............................................    54
     Legal Proceedings......................................    55
MANAGEMENT OF THE COMPANY...................................    57
BUSINESS OF TRANSWORLD AND IMH..............................    59
MANAGEMENT OF TRANSWORLD AND IMH............................    59
INDEPENDENT AUDITORS........................................    61
AVAILABLE INFORMATION.......................................    61
OTHER BUSINESS AT THE SPECIAL MEETING.......................    62
INDEX TO FINANCIAL STATEMENTS...............................    63
AUDITED FINANCIAL STATEMENTS................................    63
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.................    63
ANNEXES
     I   Agreement and Plan of Merger, and amendments
      thereto
     II  Section 262 of the Delaware General Corporation Law

                                    SUMMARY

     The following Summary is furnished to assist the Company's stockholders in their review of this Proxy Statement and is intended only to highlight certain information contained in this Proxy Statement. This summary is not intended to be a complete statement of all material features of the proposed Merger and is qualified in its entirety by the more detailed information contained elsewhere in this Proxy Statement, in the Annexes hereto and in the other documents referred to in this Proxy Statement. STOCKHOLDERS ARE URGED TO READ THIS PROXY STATEMENT AND THE ANNEXES HERETO IN THEIR ENTIRETY.

THE SPECIAL MEETING


     The Special Meeting will be held on Friday, July 11, 1997, at 50 Rockefeller Plaza, 11th Floor, New York, New York 10020-1605, at 11:00 a.m. local time, to consider and vote upon a proposal to adopt the Merger Agreement and to transact any other business that may properly come before the meeting or any adjournment thereof. Only holders of record of Shares at the close of business on June 6, 1997 are entitled to notice of and to vote at the Special Meeting. As of that date, 18,294,474 Shares were issued and outstanding. Each outstanding Share will be entitled to one vote and stockholders may vote in person or by proxy. The presence, in person or by proxy, of the holders of a majority of the outstanding Shares is necessary to constitute a quorum to transact business. See "Introduction--General" and "Introduction--Matters to be Considered at the Special Meeting".


THE MERGER

     Pursuant to the Merger Agreement and subject to the conditions contained therein (including the adoption of the Merger Agreement by the Company's stockholders), (a) IMH will merge with and into the Company, which will become a wholly-owned subsidiary of Transworld and (b) each holder of Shares, other than Transworld and its subsidiaries, will become entitled to receive $0.30 in cash, without interest, for each Share held. See "Introduction--Matters to be Considered at the Special Meeting" and "The Merger".

VOTE REQUIRED; APPRAISAL RIGHTS OF DISSENTING STOCKHOLDERS


     Adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding Shares. Transworld, through its subsidiary IMH, owns 49% of the outstanding Shares and has an option entitling it to purchase an additional 746,713 Shares, which, if exercised, would result in Transworld owning 51% of the outstanding Shares. If Transworld were to exercise this option, it would have sufficient voting power to approve the Merger Agreement without the vote of any other stockholder. Pursuant to the Merger Agreement, Transworld has agreed to vote all of the Shares owned by it and its subsidiaries in favor of the adoption of the Merger Agreement. See "Special Factors--Background of the Merger" and "Security Ownership of Management and Certain Beneficial Owners". Dissenting stockholders who comply with the procedural requirements of the Delaware General Corporation Law will be entitled to receive payment in cash of the fair value of their Shares in lieu of the Merger Consideration. Stockholders who vote for the adoption of the Merger Agreement will not be entitled to receive such fair value payment in lieu of the Merger Consideration. See "The Merger--Appraisal Rights of Dissenting Stockholders".


RECOMMENDATION OF THE BOARD OF DIRECTORS OF THE COMPANY

     The Board of Directors unanimously has determined that the terms of the Merger Agreement and the transactions contemplated thereby are fair to the Company's stockholders (other than Transworld and its affiliates). The Board of Directors of the Company unanimously has approved the Merger Agreement and recommends that stockholders vote FOR its adoption. The terms of the Merger Agreement are the result of arms' length negotiations between the Company and Transworld. If the Company is unsuccessful in consummating the Merger Agreement, or in continuing satisfactory relationships with its suppliers, it is probable that the Company will seek protection under the Federal bankruptcy laws. See "Special Factors--Recommendation of the Board of Directors; Fairness of the Merger" and "Special Factors--Interests of Certain Persons in the Merger".

     Andre C. Dimitriadis, the Chairman of the Board of Directors, intends to vote his 21,000 Shares, which constitute substantially less than 1% of the outstanding Shares, in favor of the Merger. No other director or executive officer owns any Shares.



THE COMPANY'S FINANCIAL ADVISOR; NO FAIRNESS OPINION



     NatWest Markets was unable to perform the tests necessary in order to evaluate whether or not the $0.30 per Share Merger Consideration is fair from a financial point of view to the Company's stockholders, and thus did not render a fairness opinion as to the $0.30 per Share Merger Consideration. However, NatWest Markets informed the Board of Directors that NatWest Markets' inability to conduct such tests should not be construed as NatWest Markets' opinion that any particular merger consideration is not fair. See "The Company's Financial Advisor; No Fairness Opinions."


EFFECTIVE TIME; SURRENDER OF CERTIFICATES

     The Merger will become effective upon the filing of a Certificate of Merger with the Secretary of State of Delaware (the "Effective Time"). It is intended that the Effective Time will occur as soon as practicable after the adoption of the Merger Agreement by the stockholders at the Special Meeting, provided that the other conditions to the consummation of the Merger contained in the Merger Agreement shall have been satisfied or waived prior to such time. Upon consummation of the Merger, the Shares will no longer be quoted on the NASDAQ SmallCap Market(SM), and the Company will cease to be a reporting company under the Securities Exchange Act of 1934, as amended. See "The Merger--Summary of the Merger Agreement". Instructions for the surrender of certificates, together with a letter of transmittal to be used for this purpose, will be forwarded to the stockholders of the Company promptly after the Effective Time. Stockholders should surrender certificates for Shares only after receiving such instructions and letter of transmittal. Stockholders should not send any certificates with the enclosed Proxy Card. See "The Merger--Summary of the Merger Agreement--Payment for Shares".

INTERESTS OF CERTAIN PERSONS IN THE MERGER


     Andre C. Dimitriadis, the Chairman of the Board of Directors, is a defendant in a consolidated derivative suit filed in the United States District Court for the Eastern District of New York entitled In re Health Management, Inc. Stockholders' Derivative Litigation, Master File No. 96 Civ. 1208 (TCP). At the time the January Amendment (as defined below) was being considered by the Board of Directors of the Company (the "Board of Directors"), settlement discussions were taking place, and a proposed settlement was being considered which would be conditioned upon the consummation of the Merger. Prior to the date the Company and Transworld executed the March Amendment (as defined below), the plaintiffs indicated that they were no longer interested in proceeding with the previously discussed settlement and no substantive settlement discussions have occurred since that time. Thereafter, on June 2, 1997, the Company and the other defendants moved to dismiss the derivative action on the grounds, among other things, (a) that the Company believes that the plaintiffs will lose standing upon completion of the Merger and (b) that the plaintiffs failed to serve a pre-suit demand with the Company's Board of Directors prior to filing the actions. Management believes that the plaintiffs will lose their standing to pursue an action if the Merger is consummated because the plaintiffs no longer will be stockholders of the Company, and because the plaintiffs will not, as a result of the Merger, become stockholders of Transworld, the plaintiffs will no longer meet the standing requirements for prosecuting a derivative litigation under applicable Delaware law. See "The Merger--Summary of the Merger Agreement--Conditions, Representations and Covenants" and "Business of the Company--Legal Proceedings".



     Certain executive officers of the Company have received and will be entitled to receive payments in connection with the Transworld transaction in lieu of other compensation under their respective employment agreements, and the directors and officers of the Company will be indemnified by Transworld from certain acts upon consummation of the Merger. If the Company were to file for bankruptcy rather than proceed with the Merger, the executive officers' rights to certain payments, and the officers and directors indemnification rights could be subordinate to senior claims and therefore would be at substantial risk of non-collection. See "Special Factors--Interests of Certain Persons in the Merger".

FINANCING OF THE MERGER

     Transworld will use available working capital to fund the Merger Consideration. The Company will pay expenses relating to the Merger from internally generated cash and, to the extent that is not sufficient, the Company may be required to borrow additional amounts from Transworld. See "The Merger--Financing of the Merger".

CERTAIN CONDITIONS TO THE CONSUMMATION OF THE MERGER

     It is a condition to the obligation of Transworld and IMH to consummate the Merger that Transworld's lenders shall have consented to the Merger, shall have amended Transworld's credit agreement to allow for the Merger and shall have loaned to Transworld the funds necessary for Transworld to consummate the Merger. It is also a condition to the consummation of the Merger that the consolidated stockholder lawsuits pending against the Company shall have been settled for a cash settlement not to exceed $4.55 million, and such settlement shall have been approved by a court of final jurisdiction. The Merger is also subject to the occurrence of a number of other conditions, including the adoption of the Merger Agreement by the stockholders of the Company. There can be no assurance that these conditions will be satisfied or waived or that the Merger will be consummated. If the Merger is not consummated, Transworld and its subsidiaries (a) will own 49% of the outstanding Shares and an option to purchase an additional 746,713 Shares and (b) would, if it were to exercise its option, be able to elect all of the members of the Board of Directors and to approve or disapprove any matter submitted to a vote of the stockholders, including certain fundamental corporate transactions requiring stockholder approval.

TAX CONSEQUENCES

     In general, the receipt of the Merger Consideration for Shares will be a taxable transaction for Federal income tax purposes (and may also be a taxable transaction for state, local, foreign or other tax purposes). Each stockholder will recognize gain or loss equal to the difference between his adjusted tax basis for the Shares surrendered and the amount of cash received therefor. IN VIEW OF THE INDIVIDUAL NATURE OF TAX CONSEQUENCES, EACH STOCKHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE MERGER TO HIM OR HER, INCLUDING THE EFFECT AND APPLICABILITY OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS. See "The Merger--Federal Income Tax Consequences".

MARKET PRICES

     The following table sets forth the range of high and low bid prices of the Shares for the periods indicated. The Shares were quoted on the NASDAQ National Market System until March 11, 1997, on which date quotation of the Shares was commenced on the NASDAQ SmallCap Market(SM), because the Company no longer met the maintenance criteria for the NASDAQ National Market System.


                                                              HIGH    LOW
                                                              ----    ---
Fiscal Year Ended April 30, 1996............................  18 3/8  2 3/8
Fiscal Year Ended April 30, 1997............................   6 1/4    5/32
Fiscal Year Ending April 30, 1998 (through June 11, 1997)...     1/4    5/32



     The Company has never paid cash dividends on its Shares. On November 13, 1996, the last trading day prior to the announcement that the Company had entered into the Merger Agreement, the closing price of the Shares was $2.25 per Share. On January 13, 1997, the last trading day prior to the announcement that the Company had entered into the January Amendment, the closing price of the Shares was $1.25 per Share. On March 26, 1997, the last trading day prior to the announcement that the Company had entered into the March Amendment, the closing price of the Shares was $0.15625 per Share. The closing price of the Shares on June 11, 1997 was $0.25 per Share.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     The selected financial information set forth below is derived from the financial statements of the Company contained elsewhere herein.

                            HEALTH MANAGEMENT, INC.
                                 (CONSOLIDATED)

                             NINE MONTHS ENDED
                                JANUARY 31,                      YEARS ENDED APRIL 30,
                            --------------------    ------------------------------------------------
                              1997        1996        1996      1995      1994      1993      1992
                              ----        ----        ----      ----      ----      ----      ----
                                (UNAUDITED)

                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA
Revenues..................  $ 120,030   $118,370    $158,860   $88,456   $44,250   $26,393   $14,594
Gross Profit(1)...........     22,805     28,247      38,636    24,748    15,606     9,023     4,822
     Selling..............      4,190      3,627       4,650     2,898     1,847     1,324       642
     Provision for
       Doubtful
       Accounts(1)(2).....     15,493     13,267      14,715     7,978     1,781       705       132
     G&A..................     20,031     17,661      24,324    10,649     5,428     3,458     2,092
     Unusual
       Charges(1)(2)......      4,213      5,600       5,600        --        --        --        --
Total Operating
  Expenses................     43,927     40,155      49,289    21,525     9,056     5,487     2,866
Operating Income (Loss)...    (21,122)   (11,908)    (10,652)    3,223     6,549     3,536     1,956
Settlement Costs(3).......      7,375         --          --        --        --        --        --
Income (Loss) Before
  Income Taxes............    (31,251)   (13,846)    (13,332)    3,287     6,752     3,488     1,831
Net Income (Loss).........    (31,348)    (8,175)    (10,927)    1,946     4,001     2,207     1,066
Net Income (Loss) per
  Share
     --Primary............  $   (3.15)  $  (0.87)   $  (1.16)  $  0.21   $   .54   $   .38   $   .23
     --Fully Diluted......  $   (3.15)  $  (0.87)   $  (1.16)  $  0.21   $   .53   $   .35   $   .22
Weighted Average Number of
  Shares Outstanding
     --Primary............      9,940      9,400       9,415     9,408     7,383     5,884     4,599
     --Fully Diluted......      9,940      9,400       9,415     9,421     7,594     6,309     5,076
Book Value per Share......  $    0.77   $   4.30    $   4.01   $  5.17   $  4.84   $  .161   $   .52
Ratio of Earnings (Losses)
  to Fixed Charges(4).....      (10.3)      (4.2)       (2.8)     13.2      77.7      21.0      13.0

---------------
(1) Unusual charges reflected in the fiscal year 1996 and nine months ended January 31, 1996 include $3,600,000 for costs associated with organizational consolidation and other cost reduction programs and $2,000,000 for professional fees related to litigation and restatements of fiscal 1995 financial statements. Additionally, a $2,840,000 charge for the write-off of medical device inventory was recorded to cost of sales, thereby reducing gross profit, and an additional $8,400,000 increase was recorded to the provision for doubtful accounts.

(2) Unusual charges for the nine months ended January 31, 1997 include $1,400,000 for costs associated with overpayments from New York State Medicaid and approximately $2,813,000 relating to costs and other expenses related to the closing or sale of three retail pharmacies, including a goodwill write-off of approximately $2,400,000. Additionally, the provision for doubtful accounts was increased by $10 million.

(3) Settlement costs reflected in the nine months ended January 31, 1997 relate to estimated costs for the proposed settlement of the stockholder class action suit, $7,200,000, and the estimated costs associated with settlement of the derivative actions, $175,000. There can be no assurance that such litigation will be settled for such amount or that such reserves will be sufficient to satisfy such liabilities. See Note 6 to the Condensed Consolidated Financial Statements included elsewhere herein relating to a subsequent proposed reduction in the stockholder class action settlement to $4.55 million.


(4) Losses did not cover fixed charges for the nine months ended January 31, 1997 and January 31, 1996 and the fiscal year ended April 30, 1996 to the extent of $28.5 million, $11.2 million and $9.8 million, respectively. These results arise from circumstances more fully described in "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                     AS OF                       AS OF APRIL 30,
                                  JANUARY 31,     ----------------------------------------------
                                     1997          1996      1995      1994      1993      1992
                                  -----------      ----      ----      ----      ----      ----
                                  (UNAUDITED)

                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
BALANCE SHEET DATA
Total Assets....................   $ 78,455       $95,916   $88,690   $52,418   $17,158   $6,842
Working Capital.................    (19,496)        2,492    12,486    32,013     8,946    2,158
Long term debt, including
  current maturities............     32,354        32,752    26,326       256       521      730
Stockholders' equity............     14,104        37,363    48,171    44,096     9,755    2,372

BUSINESS OF THE COMPANY

     The Company is focused on the provision of integrated pharmaceutical management services to patients with chronic medical conditions which may be complicated by a higher risk of patient non-compliance with the prescribed pharmaceutical regimen, and to the health care professionals, pharmaceutical manufacturers and third-party payors involved in the care of such patients. Services offered include the distribution of prescription drugs, drug utilization review, patient compliance monitoring, and assistance in insurance coverage, verification and reimbursement and other specialized forms of patient support. The address of the Company's principal executive office is 1371-A Abbott Court, Buffalo Grove, Illinois 60089. See "Business of the Company".

BUSINESS OF TRANSWORLD AND IMH

     Transworld is a regional provider of a broad range of alternate site health care services and products. Transworld provides the following services and products to patients in their homes or in an outpatient setting: (a) respiratory therapy, home medical equipment and specialized mail-order pharmaceuticals and medical supplies, including respiratory and diabetic medications and supplies, wound care dressings and ostomy and orthotic products; (b) patients services, including nursing and para-professional services and radiation therapy; and (c) infusion therapy. IMH was incorporated solely for the purpose of consummating the Merger. Other than 8,964,292 Shares (representing 49% of the presently outstanding Shares), IMH has minimal assets and no business and has carried on no activities that are not directly related to its formation and its execution of the Merger Agreement. The address of the principal executive office of Transworld and IMH is 75 Terminal Avenue, Clark, New Jersey 07066. See "Business of Transworld and IMH".

                                  INTRODUCTION

GENERAL

     The Board of Directors has fixed the close of business on June 6, 1997 as the record date (the "Record Date") for determining the holders of Shares entitled to notice of, and to vote at, the Special Meeting. Only stockholders of record as of the close of business on the Record Date will be entitled to vote at the Special Meeting and any adjournments thereof. As of the Record Date, 18,294,474 Shares were issued and outstanding. Each outstanding Share will be entitled to one vote and stockholders may vote in person or by proxy. Execution of a proxy will not in any way affect a stockholder's right to attend the Special Meeting and vote in person; any stockholder giving a proxy has the right to revoke it at any time before it is exercised by written notice to the Secretary of the Company. In addition, stockholders attending the Special Meeting may revoke their proxies at that time. Unless so revoked, the Shares represented by the proxies solicited by the Board of Directors will be voted in accordance with the directions given therein by the stockholder.

     All properly executed proxies which are returned in time to be cast at the Special Meeting, if no contrary instruction is indicated, will be voted FOR the adoption of the Merger Agreement. If any other matters are properly presented at the Special Meeting, the persons named in the accompanying proxy will have discretion to vote on such matters in accordance with their best judgment.

     The presence, in person or by proxy, of the holders of a majority of the outstanding Shares is necessary to constitute a quorum to transact business. If a quorum is not present or represented at the Special Meeting, a majority of the Shares represented at the Special Meeting may adjourn the Special Meeting from time to time without notice other than an announcement until a quorum is present or represented.

     An automated system administered by the Company's transfer agent tabulates the votes. Abstentions are included in the determination of the number of shares present and voting and are counted as abstentions in tabulating the votes cast on proposals presented to stockholders. Broker non-votes are not included in the determination of the number of shares present and voting or as a vote with respect to such proposals.


     All expenses of this solicitation, including the cost of preparing and mailing the proxy materials, will be borne by the Company. Certain officers and employees of the Company, without extra remuneration, may solicit proxies by telecopier, by telephone and in person. In addition to mailing copies of this material to stockholders, the Company may request brokerage houses, custodians, fiduciaries and nominees (and reimburse them for expenses in connection therewith) who hold Shares in their names or custody or in the names of nominees for others, to forward such material to those persons for whom they hold Shares and to request the authority for execution of the proxies. This Proxy Statement and form of proxy are first being sent to stockholders on or about June 16, 1997.


MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

     At the Special Meeting, the stockholders of the Company are being asked to consider and to vote upon the adoption of the Merger Agreement pursuant to which
(a) IMH will merge with and into the Company, which will become a wholly-owned subsidiary of Transworld and (b) each holder of Shares, other than Transworld and its subsidiaries, will receive $0.30 in cash, without interest, for each Share held, all subject to certain terms and conditions as more fully described in this Proxy Statement. A copy of the Merger Agreement is attached to this Proxy Statement as Annex I.

     The proposed Merger is the second and final step in the acquisition of the Company by Transworld. The first step was the purchase (the "Stock Purchase") as of January 13, 1997 of 8,964,292 Shares for a purchase price which included, among other things, $8,964,292 (including amounts previously advanced by Transworld to the Company) pursuant to the Stock Purchase Agreement dated November 13, 1996, as amended (the "Stock Purchase Agreement"), between the Company and Transworld. In addition, pursuant to the Stock Purchase Agreement, the Company granted Transworld an option entitling it to purchase up to an additional 746,713 Shares at a cash purchase price of $1.00 per Share (the "Transworld Option"), which, if exercised, would result in Transworld owning 51% of the outstanding Shares. The Transworld Option expires on January 12, 1998.

     Adoption of the Merger Agreement requires the affirmative vote of a majority of the outstanding Shares. Transworld, as owner (through its subsidiary
IMH) of 49% of the presently outstanding Shares and as the owner of the Transworld Option, would, upon exercise of the Transworld Option, have sufficient voting power to approve the Merger Agreement without the vote of any other stockholder. Pursuant to the Merger Agreement, Transworld has agreed to vote all of the Shares owned by it and its subsidiaries in favor of the adoption of the Merger Agreement. See "Special Factors--Background of the Merger" and "Security Ownership of Management and Certain Beneficial Owners". Dissenting stockholders who comply with the procedural requirements of the Delaware General Corporation Law will be entitled to receive payment in cash of the fair value of their Shares in lieu of the Merger Consideration. See "The Merger--Appraisal Rights of Dissenting Stockholders".

     THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT STOCKHOLDERS VOTE FOR ITS ADOPTION. See "Special
Factors--Recommendation of the Board of Directors; Fairness of the Merger" and "Special Factors--Interests of Certain Persons in the Merger".

     All information contained in this Proxy Statement concerning Transworld, IMH, their respective directors, officers and affiliates, the financing for the Stock Purchase and the Merger and the plans for the Company as the surviving corporation of the Merger have been supplied by Transworld. Except as otherwise indicated, all other information contained in this Proxy Statement has been supplied by the Company.

     The Company knows of no other matter to be presented at the Special Meeting. If any other matter should be presented at the Special Meeting upon which a vote properly may be taken, Shares represented by all proxies received by the Company will be voted with respect thereto in accordance with the best judgment of the persons named as proxies.

                                SPECIAL FACTORS

PURPOSE AND EFFECT OF THE MERGER


     Transworld's purpose for engaging in the transactions contemplated by the Stock Purchase Agreement and Merger Agreement is to acquire the entire equity interest in the Company. Transworld views the acquisition of the Company as consistent with Transworld's growth strategy of capitalizing on consolidation in the alternate site health care industry by pursuing acquisitions of alternate site health care companies in selected services, products and markets where Transworld believes it has the opportunity to create a comprehensive delivery network. On November 13, 1996, when the Company entered into the Stock Purchase Agreement and the original Merger Agreement with Transworld, Transworld believed that the acquisition of the Company would enable Transworld to integrate the Company's lines of business with Transworld's existing lines of health care services. Specifically, Transworld believed that the Company's pharmaceutical management program might be combined with Transworld's specialized mail-order pharmaceutical business. Transworld also hopes to gain access to the Company's developed markets for mental health and organ transplant patients. In addition, Transworld hopes that the acquisition of the Company will strengthen Transworld's business in other chronic disease categories such as oncology, HIV and infertility. Transworld believes that as a full-service alternate site health care provider, Transworld can be more responsive and flexible in dealing with the needs of referral sources, patients and attending physicians, distinguishing it from competitors that provide a more limited range of services.



     The principal effect of the Merger is to cause Transworld to acquire the remaining equity of the Company not already owned by it. Upon the effectiveness of the Merger, each Share (other than Shares owned by Transworld and its subsidiaries and other than treasury shares) outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, automatically be converted into the right to receive $0.30 in cash, without interest thereon (payment will be made pursuant to such right upon surrender of the certificate representing such Share), and each Share held by the Company, Transworld or its subsidiaries immediately prior to the Effective Time will, by virtue of the Merger, be cancelled without any conversion thereof. Each share of common stock, par value $.01 per share, of IMH issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger, be converted into one share of common stock of the surviving corporation. At the Effective Time, the Company will become a wholly-owned subsidiary of Transworld, will continue its corporate existence under the laws of the State of Delaware and the separate corporate existence of IMH will cease.

     The Certificate of Incorporation and By-Laws of IMH will become the Certificate of Incorporation and By-Laws of the surviving corporation except that, effective as of the Effective Time, the Certificate of Incorporation of IMH will be amended to change the name of the surviving corporation to "Health Management, Inc."

     As discussed in further detail below under the heading "--Background of the Merger," on November 13, 1996, the Company entered into the Stock Purchase Agreement and the original Merger Agreement with Transworld because of the Company's immediate need for working capital funds, in light of, among other things, its outstanding litigation, the need to refinance its Credit Agreement dated March 31, 1995 (the "Credit Agreement") among the Company, Chase Manhattan Bank, as agent, and the guarantors and lenders named therein (the "Lenders") and the unwillingness of the Company's vendors to extend additional credit to the Company.


     The acquisition of the Company by Transworld was structured as a two-step transaction involving both the Stock Purchase and the Merger because the Company determined that it needed a prompt cash infusion and the Company could not delay the receipt of such funds until it had the opportunity to hold a meeting of the stockholders to approve the Merger. Accordingly, the Company and Transworld consummated the Stock Purchase on January 13, 1997 and the Company is now proposing that the stockholders approve the Merger Agreement in order to complete the second step of the transaction with Transworld. Transworld required that the Merger be structured so that the stockholders of the Company will receive cash, rather than stock of Transworld, because Transworld wished to complete the transaction as quickly as possible and believed that a cash transaction could be completed more quickly than a stock transaction. In the absence of the Merger, the Company will likely seek protection under the Federal bankruptcy laws.



     Transworld did not propose to the Company any other transactions as alternatives to the Merger. As discussed in further detail below under the heading "--Background of the Merger," on March 11 and 12, 1997, after the Company had informed Transworld of the extent of the apparent errors in the Company's 1997 first and second quarter financial statements and the proposed charges to be taken in the third quarter of 1997, counsel for Transworld and the Company discussed the possibility of a prepackaged bankruptcy filing under Chapter 11 of the Bankruptcy Code as well as an asset sale pursuant to Section 363 of the Bankruptcy Code in a voluntary Chapter 11 filing. The possibility of a bankruptcy filing was rejected by Transworld because Transworld concluded that a bankruptcy filing could have a material adverse effect on the Company's referral sources, customer base and employees, and could jeopardize the Company's ongoing operations. The possibility of a bankruptcy filing was rejected by the Company for the reasons described below under the heading "--Background of the Merger."


     After consummation of the Merger, Transworld will evaluate the desirability and feasibility of integrating the Company into its existing lines of health care services. For example, Transworld will consider combining the Company's pharmaceutical management program with Transworld's specialized mail-order pharmaceutical business. Through the acquisition of the Company, Transworld hopes to gain access to the Company's developed markets for mental health and organ transplant patients. In addition, Transworld hopes that the Merger will strengthen its position in other chronic disease categories such as oncology and HIV as well as infertility.

     As a result of the Merger, the Company's directors will cease serving in such capacity and, after a transition period, it is not expected that the Company's current Chief Executive Officer will hold any position with the surviving corporation or Transworld.

BACKGROUND OF THE MERGER

     On February 18, 1996, the Board of Directors formed a special committee (the "Special Committee"), comprised of Mr. Andre C. Dimitriadis, who was elected as chair of the Special Committee, Dr. Timothy J. Triche and Mr. D. Mark Weinberg, for the purpose of reviewing the financial statements of the Company and its accounting practices. On February 27, 1996, the Company announced that, in the course of the Special Committee's internal investigation it had discovered certain accounting irregularities, that it intended to write down certain accounts receivable and inventory and that the Company may have to restate certain of its financial statements. On that same day, the Company also announced that it had accepted the resignation of Clifford E. Hotte as Chairman of the Board, Chief Executive Officer and President of the Company. A committee composed of the three outside members of the Board, Messrs. Dimitriadis and Weinberg and Dr. Triche, assumed the office of the Chief Executive Officer on an interim basis, and commenced a search for a new Chief Executive Officer.

     Shortly after such announcements, 13 separate stockholder class action lawsuits were brought against the Company. These lawsuits were subsequently consolidated into one action entitled In re Health Management, Inc. Securities Litigation Master File No. 96 Civ. 0889 (ADS). In addition, certain of the Company's former and current officers and directors were named as defendants, and the Company was named as a nominal defendant, in several derivative actions which were consolidated into one action entitled In re Health Management, Inc. Stockholders Derivative Litigation, Master File No. 96 Civ. 1208 (TCP). The Securities and Exchange Commission also commenced an investigation into the Company following the February 27, 1996 announcement. See "Business of the Company--Legal Proceedings".

     On April 30, 1996, the Company filed with the Securities and Exchange Commission restated consolidated financial statements for the fiscal year ended April 30, 1995 and for each of the fiscal quarters contained therein, including the fiscal quarters ended July 31, 1994, October 31, 1994 and January 31, 1995; and for the fiscal quarters ended July 31, 1995 and October 31, 1995. As a result of the restatements and special charges recorded in the Company's financial statements for the fiscal years 1995 and 1996, the Company recorded significant charges to its balance sheet including reductions in the Company's working capital, retained earnings and stockholders' equity. Also, as a result of the above stated events, among others, the Company was in default under the Credit Agreement and most long term debt of the Company under the Credit Agreement was reclassified as a current liability on the Company's balance sheet.

     In addition, the Company incurred a substantial operating loss during the fiscal year ended April 30, 1996. This was a result of unusual and other charges recorded in the third quarter of 1996 which consisted of the following: (a) an $8,400,000 increase in the allowance for doubtful accounts; (b) a $3,600,000 charge for costs associated with organizational consolidations and other cost reduction programs, which charge includes severance costs of approximately $1.3 million, a goodwill writedown charge of approximately $550,000, a charge for the write-off of assets of approximately $1 million and the accrual of lease termination costs of approximately $750,000; (c) a $2,840,000 charge for the write-off of medical device inventory; and (d) a $2,000,000 charge for professional fees associated with the Company's restatement of its financial statements and the litigation relating thereto. The independent auditor's report on the Company's financial statements for the fiscal year ended April 30, 1996 contains a qualification concerning the Company's ability to continue as a going concern, relating to defaults under the Credit Agreement and the litigation involving the Company.

     On May 1, 1996, W. James Nicol was hired to serve as the Chief Executive Officer and President of the Company, and assumed the tasks, among others, of settling the stockholders litigation, developing a strategy for the Company and refinancing the Company's bank debt.

     On May 9, 1996, Bindley Western Industries, Inc., one of the Company's suppliers of pharmaceutical products, initiated legal action against the Company regarding past due amounts.

     During May and June 1996, the Company had preliminary discussions with certain companies in the health care industry regarding such companies' interest in becoming a strategic partner with the Company or in acquiring the Company or certain of its assets. In addition, the Company commenced discussions with National Westminster Bank Plc ("NatWest Markets") concerning the possibility of assisting the Company in connection with a possible refinancing.

     On July 26, 1996, the Company and the Lenders entered into an agreement (the "Forbearance Agreement"), pursuant to which the Lenders agreed to forbear from exercising their default remedies under the Credit Agreement until November 15, 1996. On November 1, 1996, the Lenders reinstated $1 million of the Company's revolving credit facility and made additional loans to the Company under the Credit Agreement. The Forbearance Agreement, however, continued to have an expiration date of November 15, 1996 and the Lenders stressed that they were not inclined to extend the expiration date. In consideration of the additional loans, the Company agreed to grant to the Lenders a warrant to purchase 5% of the outstanding Shares, on a fully diluted basis, at an exercise price of $2.00 per Share (the "Lenders' Warrants"). The Lenders also required at that time that the Company retain bankruptcy counsel and prepare itself for an orderly bankruptcy filing.

     Also, in July 1996, the New York Department of Social Services commenced a Medicaid audit (the "Medicaid Audit") of Home Care Management, Inc., a wholly-owned subsidiary of the Company ("Home Care"). The Medicaid Audit subsequently resulted in the execution of a Settlement Agreement, dated as of March 31, 1997, between Home Care and the New York Department of Social Services, pursuant to which the Company agreed to pay the New York Department of Social Services approximately $1.4 million to reimburse the New York Department of Social Services for certain overpayments made to Home Care. See "Business of the Company -- Regulation -- Medicare and Medicaid".

     In addition, on August 27, 1996, the Company's primary supplier of pharmaceutical products, Foxmeyer Drug Company, filed for protection under the Federal bankruptcy laws. This event along with the lawsuit brought by Bindley Western Industries, Inc. and the Company's defaults under the Credit Agreement adversely affected the Company's ability to purchase adequate inventory supply on satisfactory credit terms (the "Wholesale Supply and Credit Issues"), which in turn had a material adverse effect on the Company's cash flow.

     On July 9, 1996, the Company retained NatWest Markets to act as the Company's financial advisor to explore strategic and financial alternatives, including interim and long term financing, a possible sale or merger of the Company or a sale of some or all of its assets. For several months, the Company primarily, but not exclusively, focused its efforts on a private placement of securities. However, due to the uncertainties relating to the Company's business at that time, particularly those stemming from the Medicaid Audit and the Wholesale Supply and Credit Issues and in view of the fact that the Forbearance Agreement expired on November 15, 1996 and the Company expected that the senior lender would resist strongly any further extension of credit or time, the Company ultimately concluded that it would exhaust its available funds and credit and would probably be required to file for bankruptcy before such a placement of securities or other refinancing could be effected. In mid-October 1996, the Company's focus turned exclusively to finding a strategic partner or acquiror for the Company. The Company and NatWest Markets developed a list of 27 prospects, consisting of (a) health care providers operating in competitive or related markets or health care companies that had expressed an interest in entering such markets, (b) financial investors seeking investments in health care companies or distressed companies, or (c) other companies suggested by the Company's management. Companies that were known to be engaged in major transactions and, therefore, were unlikely to be able to complete a transaction with the Company in a timely manner and companies that were creditors of the Company and therefore might have a conflict of interest, were removed from the list. The remaining 20 prospects were then contacted by NatWest Markets or the Company to explore their potential interest in a transaction with the Company. The Company continued discussions and negotiations with 6 of these prospects with which it had met earlier in the year and also had initial meetings with 5 other prospects. The other 9 prospects did not express an interest in pursuing a transaction with the Company. The 11 potential acquirors with whom the Company met, other than Transworld, consisted of (a) industry operators that could not consummate a transaction on or before the expiration date of the Forbearance Agreement and before the Company would no longer generate enough funds to cover its expenses, (b) industry operators and financial investors that expressed an interest in acquiring the Company only in the context of a Chapter 11 bankruptcy reorganization and (c) those who elected not to pursue further discussions with the Company.

     On October 22, 1996, the Company first met with representatives of Transworld. Possible structures of a transaction were discussed with them and NatWest Markets. On October 28, 1996, a meeting with representatives of the Company, Transworld, NatWest Markets and Transworld's financial advisor, UBS Securities Inc. ("UBS") took place, followed later that day by on-site due diligence at the Company's Ronkonkoma office and later that day at the Company's Pittsburgh and Minneapolis locations. On October 30,

1996, the parties reassembled at the Company's headquarters in Chicago to further explore Transworld's interest in pursuing a transaction.

     On October 30, 1996, representatives of Transworld indicated that Transworld would consider making an offer to acquire the Company, if (a) Transworld was able to purchase the Company's debt under the Credit Agreement at a substantial discount of at least 40% of the face value and (b) the Company was able to restructure the terms of the settlement of the consolidated stockholder class action lawsuit to substantially reduce the cost to the Company. Transworld's acquisition proposal called for the Company and Transworld to enter into two agreements simultaneously: (a) a stock purchase agreement under which Transworld could relatively quickly infuse needed equity capital into the Company at $1.00 per Share and as a result of which Transworld would own Shares and/or options for Shares representing 51% of the outstanding Shares of the Company and (b) a merger agreement under which Transworld would acquire all outstanding Shares (other than those owned by Transworld) at a price higher than $1.00 per Share. Transworld indicated that the price per Share it would be prepared to offer to stockholders could not be determined until Transworld had completed its due diligence, Transworld had completed negotiations with the Lenders regarding the purchase of the Company's senior debt under the Credit Agreement, and the Company had renegotiated the terms of its settlement of the consolidated stockholder class action. However, Transworld indicated that the price to be paid to Shareholders could be as high as $2.50 per Share.

     There were several additional meetings and extensive negotiations with Transworld over the following weeks regarding the structure of Transworld's acquisition of the Company and the terms of the documents providing for the Merger and related transactions, including the purchase price. The Company and Transworld also engaged in negotiations with respect to the terms of loans to be made by Transworld to the Company, which the Company needed in order to continue its operations. In addition, during this period, Transworld continued its due diligence review with respect to the proposed Merger. During that time the Company continued discussions with the other potential acquirors, none of whom made offers to acquire the Company. Several of the potential acquirors expressed general interest in acquiring the Company in a bankruptcy scenario, but indicated a low probability of any payment being made to existing stockholders.

     On November 2, 1996, representatives of Transworld and UBS and Transworld's counsel, Proskauer Rose LLP ("Proskauer") joined a meeting of the Board of Directors, at which they gave background information regarding Transworld and their vision for the future of the Company and how the businesses of the Company and Transworld might complement each other. The general terms of Transworld's acquisition proposal (as described above) were also outlined.


     The Executive Committee of the Board of Directors, which was formed on April 3, 1996 and consists of Messrs. Dimitriadis, Nicol and Weinberg and Dr. Triche, and the Board of Directors met an aggregate of 17 times from October 17, 1996 until the date on which the Merger Agreement and the Stock Purchase Agreement were signed (November 13, 1996), to discuss the proposals received from Transworld as well as those of other prospects contacted, as well as other alternatives available to the Company, including liquidation and the filing of a voluntary petition for bankruptcy protection under Chapter 11 of the Federal Bankruptcy Code. The filing of a petition for bankruptcy protection was discussed by the Board, because of the Company's financial condition and the belief by the Board that, in the absence of a potential purchaser for a significant portion of the business of the Company or substantial additional financing, such a filing would become the only alternative for the Company because of (a) the Company's immediate need for working capital funds, (b) the then existing default by the Company under the Credit Agreement and the impending expiration of the Forbearance Agreement on November 15, 1996, (c) the indication from the Lenders that they would not advance additional funds to the Company or extend the expiration date of the Forbearance Agreement and a requirement by the Lenders that the Company retain bankruptcy counsel and prepare for a bankruptcy filing, and (d) the unwillingness of the Company's vendors to extend credit to the Company. These discussions included an analysis of outcomes under the possible bankruptcy scenarios. In evaluating the various bankruptcy scenarios, the Board of Directors considered the possible effects on stockholders, creditors, customers, referral sources and employees of the Company, as described in more detail in clauses (1) through (5) below.

     During that time period, the Board of Directors consulted with its financial advisors, NatWest Markets, Company counsel, McDermott, Will & Emery, and Special Counsel to the outside directors, Latham & Watkins, in respect of the proposed transaction with Transworld and the bankruptcy alternatives. Latham & Watkins had been retained earlier in the year to represent one of the outside directors in one of the derivative lawsuits, and by the outside directors as a group in response to threats of legal action to be taken against them by Clifford Hotte following termination of his employment with the Company, and continued to represent the outside directors in connection with a sale of the Company and the other proposed alternatives.


     The Board of Directors reviewed the bankruptcy analysis several times at different stages during the process of finding an acquiror. At all times throughout the process, the unanimous view of the Board of Directors was as follows:

          (1) The stockholders were likely to receive less in a bankruptcy scenario than Transworld would be willing to offer. The determination was based on (a) the fact that potential acquirors that were proposing a purchase of the Company through a bankruptcy scenario were basing their proposal on the complete elimination of stockholder value; (b) the Company's analysis that in a liquidation, the Company's stockholders would not receive any value, and (c) the directors' belief that the Company's business would deteriorate substantially in any type of bankruptcy filing (see clauses (3), (4) and (5) below).

          (2) The creditors were likely to receive greater payments in a merger or acquisition than they would likely receive in a bankruptcy scenario especially since Transworld and its affiliates were negotiating to purchase the senior debt and the trade payables with the major creditors of the Company. Moreover, in a liquidation scenario, the Company's assessment was that the unsecured creditors would not receive any value.

          (3) A bankruptcy filing would be likely to negatively affect the Company's ongoing referral sources and customer base and jeopardize the Company's ongoing operations.

          (4) A bankruptcy filing would have a material adverse effect on the morale of the Company's employees and lead to attrition of its workforce.

          (5) A bankruptcy filing could make it difficult for the Company to obtain supplies and deliver pharmaceuticals to patients whose health depends upon timely receipt of pharmaceuticals by the Company.

     On November 12, 1996, the Board of Directors considered resolutions to adopt the Stock Purchase Agreement and the original Agreement and Plan of Merger, which provided for a $2.00 per Share payment to stockholders. The resolutions were unanimously adopted, with Mr. Nicol abstaining from the vote because of a possible conflict arising from the letter agreement he entered into with the Company in connection with the contemplated transactions. See "Interests of Certain Persons in the Transactions -- Employment Agreements". At that time, NatWest Markets rendered to the Board of Directors an opinion as to the fairness of the $2.00 per Share cash consideration to be paid to stockholders in the Merger, based on projections supplied by the Company at that time. See "The Company's Financial Advisor" below.

     On November 13, 1996, Transworld acquired the bank debt of the Company that was outstanding under the Credit Agreement in the principal amount of $28,300,000 for approximately $21 million, or 75% of its face value. Transworld also extended the termination date of the Forbearance Agreement, which was to terminate on November 15, 1996, to December 12, 1996, and, in addition, agreed to lend up to an additional $3,000,000 to the Company under the Company's revolving line of credit, subject to certain conditions and Transworld's discretion. On that same day, the Company and Transworld entered into the Stock Purchase Agreement and the Company, Transworld and IMH entered into the original Merger Agreement. Under the Stock Purchase Agreement, Transworld agreed to acquire 8,964,292 newly issued Shares (representing 49% of the outstanding Shares), at a purchase price of $1.00 per Share, as well as an option to purchase an additional 746,713 Shares at a purchase price of $1.00 per Share for a one year period. The consummation of the Stock Purchase Agreement was subject to the satisfaction of certain conditions including, among others, approval of Transworld's lenders and preliminary court approval of a settlement of the consolidated class action lawsuit for $7.2 million in cash, which preliminary court approval was granted on December 20, 1996 (the "Proposed

Settlement"). The consideration for the Shares included: (a) the execution by Transworld of the Merger Agreement, (b) the purchase by Transworld of the rights of the Company's senior lenders under the Credit Agreement, (c) the extension by Transworld of the expiration date of the Forbearance Agreement, (d) the agreement by Transworld to lend additional amounts under the revolving credit facility, subject to certain conditions and at Transworld's discretion, (e) the cancellation by Transworld of the Lenders' Warrants, and (f) $1.00 per Share. Of the $1.00 per Share consideration, or an aggregate of $8,964,292, for the Shares purchased pursuant to the Stock Purchase Agreement, a portion was required to be used to repay any amounts loaned to the Company under the revolving credit facility subsequent to November 13, 1996 and interest thereon.

     Based on the fact that the Company was in immediate need of funds and on a determination by the Audit Committee of the Board of Directors that the Company's financial viability would be jeopardized if the Company were required to delay closing of the Stock Purchase Agreement in order to seek prior stockholder approval as required by Rule 4460(i) of the NASD Manual, the Company requested and was granted an exemption by the NASDAQ Stock Market, Inc. ("NASDAQ") from such requirement. On November 29, 1996, the Company mailed a letter to its stockholders informing them of the impending closing of the Stock Purchase Agreement and the grant of the exemption by NASDAQ.

     Hyperion Partners II L.P., the principal stockholder of Transworld ("Hyperion"), acquired the obligations of the Company due to Foxmeyer Drug Co. on November 19, 1996, Bindley Western, Inc. on December 20, 1996 and Caremark, Inc. on December 23, 1996. The obligations of the Company due to such parties were in the aggregate amount of approximately $18.2 million. Hyperion has agreed to contribute to Transworld the obligations of the Company due to Foxmeyer Drug Co. and Bindley Western, Inc. in the face amount of approximately $15.2 million in exchange for stock in Transworld.

     On December 12, 1996, Transworld extended the expiration date of the Forbearance Agreement to December 23, 1996 and the availability under the Company's revolving credit line was further increased by up to an additional $2,000,000 subject to certain conditions and at the discretion of Transworld. The extension of the Forbearance Agreement was granted by Transworld in connection with an extension of the anticipated closing date for the Stock Purchase Agreement to December 23, 1996. There were two further extensions of the Forbearance Agreement, until the Stock Purchase Agreement was consummated as of January 13, 1997. At the closing of the Stock Purchase Agreement, of the $8,964,292 of cash proceeds, $4,649,285 was applied to repay all loans made by Transworld to HMI from November 13, 1996 through January 13, 1997 and $107,248 was applied toward interest on amounts owed under the Credit Agreement.

     Prior to the anticipated closing date for the Stock Purchase Agreement of December 23, 1996, the Company informed Transworld that its Chief Financial Officer and Executive Vice President, Paul Jurewicz, had resigned to accept a new career opportunity. The Company also provided to Transworld a draft Form 10-Q for the Company's fiscal quarter ended October 31, 1996, which disclosed, among other things, that gross profit margins were lower than anticipated and the negative effect of the introduction of Olanzapine, a new antipsychotic drug, on the Company's Clozapine customer base. At such time, the Company also disclosed that the introduction of Olanzapine was having a greater adverse effect on the Company's business in the third quarter of fiscal 1997 than the Company had originally anticipated.


     In view of the disclosures, and following an assessment by Transworld of the Company's recent adverse business results, including the Company's financial results for the quarter ended October 31, 1996, Transworld informed the Company on December 23, 1996 that the cash consideration to be paid in the Merger would have to be reduced by some amount as a condition to Transworld proceeding with the Stock Purchase Agreement and the Merger Agreement.


     On or about January 6, 1997, Transworld proposed that the cash consideration to be paid in the Merger be reduced to between $1.00 and $1.25 per Share. Transworld's proposal was based upon the adverse business conditions that had been disclosed by the Company, including (a) the effect of the introduction of Olanzapine on the Company's business prospects and the commencement of the greater than anticipated loss of patients resulting from the introduction of Olanzapine, (b) possible charges to the Company's balance sheet and statement of operations, and (c) the negative effect of these conditions on the Company's gross profit margins.

Transworld also noted that a factor in its decision to acquire the Company was the continued employment of the Company's management team, and the impending loss of the Company's Chief Financial Officer also was viewed by Transworld as a material adverse change. See "Management's Discussions and Analysis of Financial Conditions and Results of Operations".

     At a meeting of the Board of Directors held on January 7, 1997, Transworld's proposal was discussed among the directors and their advisors, including NatWest Markets, but was rejected by the Board. The Board of Directors concluded that Transworld had the right to decline to consummate the Stock Purchase Agreement and the Merger Agreement because of certain material adverse changes in the Company's business and that without the cash infusion from the stock purchase, the Company would have had to seek protection under the Federal bankruptcy laws. Accordingly, the Board concluded that it was appropriate to negotiate a reduction in the cash consideration payable to the stockholders in the Merger. However, the consensus was that a cash price of $1.00 to $1.25 per Share was too low. The Finance Committee of the Board of Directors had further discussions with Transworld and proposed a $1.50 per Share price. Discussions continued between the Company and Transworld throughout the week.

     The Board of Directors met three times from January 8, 1997 to January 12, 1997 to discuss the proposed reduction in the cash consideration to be paid to stockholders in the Merger and related issues and at the January 8th and January 9th meetings representatives of NatWest Markets reviewed the analysis it performed in rendering its fairness opinion. See "The Company's Financial Advisor" below. On January 12, 1997, the Board of Directors unanimously voted in favor of an amendment to the Merger Agreement for the purposes, among others, of reducing the cash consideration to be paid in the Merger to $1.50 per Share and extending Transworld's financing contingency to the date of the Merger (the "January Amendment"). At that time, NatWest Markets rendered to the Board of Directors an opinion as to the fairness of the $1.50 per Share cash consideration to be paid to stockholders in the Merger, based on projections supplied by the Company at that time. See "The Company's Financial Advisor" below.

     On January 13, 1997, the January Amendment was executed and the transactions contemplated by the Stock Purchase Agreement were consummated.


     As a result of questions raised during a due diligence review by Transworld, the Company reexamined its allowance for doubtful accounts and increased the allowance by approximately $3 million at December 31, 1996. In addition, on January 14, 1997, the Company engaged BDO Seidman, LLP ("BDO Seidman") to commence a review of the Company's accounts receivable after a review of Transworld's due diligence findings. In mid-February, 1997, the Company was unable to correlate accounts payable relating to inventory with the amounts the vendors claimed were owed to them and with the expected gross profit for 1997 third quarter. The Company promptly shared its concern regarding this issue with Transworld. The Company, along with BDO Seidman and outside financial consultants retained by the Company, reviewed the first and second quarter financial results and analyzed the Company's accounts receivable and accounts payable related to inventory.


     On March 8, 1997, the Audit Committee of the Board of Directors was presented with a draft analysis of the reconciliations of the payables relating to inventory and draft restatements of the statements of operations for the 1997 first and second fiscal quarters and an analysis of the proposed charges for the third fiscal quarter.

     On March 10, 1997, the Company met with Transworld and distributed the analyses reviewed by the Board of Directors at its March 8, 1997 meeting. The extent of the apparent errors in the Company's 1997 first and second quarter financial statements and the proposed charges to be taken in the third quarter were discussed. After a review of these matters, representatives of Transworld advised the Company that they believed that the equity of the Company had no value and if Transworld did not already have a significant equity investment in the Company, it would no longer wish to pursue the Merger. Transworld indicated that, in order to avoid a bankruptcy of the Company, it would consider completing the Merger, but with only a nominal payment of $0.05 per Share to the stockholders of the Company.

     On March 11 and 12, 1997, Proskauer and McDermott, Will & Emery, on behalf of Transworld and the Company, respectively, discussed the possibility of a prepackaged bankruptcy filing under Chapter 11 of the

Bankruptcy Code (a "PrePack") as well as an asset sale pursuant to Section 363 of the Bankruptcy Code in a voluntary Chapter 11 filing (a "Section 363 Sale") and the mechanics of such filings.

     At a meeting of the Board of Directors held on March 12, 1997, Transworld's proposal of a nominal payment of $0.05 per Share was discussed. In addition, the directors considered the other three alternatives available to the Company, all involving filings under the Federal bankruptcy laws, including a PrePack, a
Section 363 Sale or a liquidation. The Board discussed various possible ways of restructuring a deal with Transworld, including the possibility of Transworld exchanging their debt for equity of the Company or a deal involving stock, rather than cash, consideration.

     At a meeting of the Board of Directors held on March 13, 1997, the Board reviewed the proposed changes in the first and second quarter 1997 financial statements and the proposed 1997 third quarter charges. NatWest Markets, whose representatives were present at the meeting, were asked by the Board of Directors to evaluate Transworld's proposal. NatWest Markets advised the Board of Directors that it would be unable to deliver a fairness opinion on any transaction with Transworld at this time, because it did not have a methodology upon which to base an opinion. NatWest Markets explained that in order for it to render a fairness opinion it had to be able to assume that the Company could sustain itself as a going concern, which would require that additional funding be available to the Company in the near term. NatWest Markets indicated that it could no longer reasonably make such an assumption given the Company's current rate of losses and the instability of the Company's operations. However, NatWest Markets informed the Board of Directors that its inability to deliver a fairness opinion should not be construed as NatWest Markets' opinion that any particular merger consideration is not fair. In considering further modifications to the Merger Agreement and the alternative bankruptcy scenarios, the Board of Directors consulted with NatWest Markets, McDermott, Will & Emery and Latham & Watkins. The Board of Directors discussed in detail the possible outcomes to the Company's stockholders and creditors and also its employees, patients and referral sources, in a bankruptcy scenario, and discussed the three types of bankruptcy scenarios mentioned in the preceding paragraph. The Board of Directors concluded that its earlier analysis of the possible outcomes in various bankruptcy scenarios, which analysis was initially conducted prior to entering into the Original Merger Agreement, continued to hold true and were now even more dire. The directors then discussed possible counteroffers to Transworld's proposal and there was a consensus to propose to Transworld $1.00 per Share as a negotiating posture.

     Later that day, the Company conveyed to Transworld the Company's $1.00 per Share proposal. Transworld rejected outright the $1.00 per Share proposal and indicated that it was prepared to offer no more than $0.30 per Share and that it was Transworld's last and final offer.

     On March 14, 1997, Transworld's response was reported back to the Board of Directors. The Board of Directors reviewed its earlier bankruptcy analysis. The Board of Directors also discussed other terms of the Transworld deal. The unanimous consensus of the Board of Directors was that the $0.30 per share offer was in fact Transworld's last and final offer, and was acceptable in light of the financial condition of the Company, the absence of other bidders for the Company and the bankruptcy alternative.

     Later that day, representatives of the Board of Directors conveyed to Transworld the Board of Directors' willingness to accept a $0.30 per Share proposal. Transworld also discussed several additional conditions to entering into an amendment to the Merger Agreement, including restructuring the terms of the settlement of the consolidated stockholder class action lawsuit to reduce the cash settlement amount. Over the next several days, Transworld and the Company focused on renegotiating the terms of the class action settlement.

     On March 17, 1997, the Company announced that it planned to restate its financial statements for the first and second quarters of its 1997 fiscal year to correct certain errors relating to costs of goods sold, which were previously understated by approximately $1.8 million and $800,000, respectively, and that it planned to take a charge of approximately $13 million in the third quarter of 1997. The announcement detailed that the charge included a write-off of approximately $2.4 million in goodwill and other costs associated with the sale of retail pharmacies and an increase of approximately $10 million in the provision for doubtful accounts.

     Also on March 17, 1997 and on March 19, 1997, the Board of Directors met for a status report on the progress of the negotiations of the stockholder class action lawsuit, which remained the major open issue in finalizing an amendment to the Merger Agreement with Transworld. It was reported that the attorneys (the "Plaintiffs' Attorneys") representing the plaintiffs in the stockholder class action had suggested reducing the cash consideration to be paid to the stockholders below $0.30, in order to supplement the funds being offered to them.

     The Board of Directors met on March 22, 1997 and March 23, 1997 to discuss upcoming filings with the SEC and on March 24, 1997, the Company filed a Form 10-Q/A for the fiscal quarter ended July 31, 1996, Form 10-Q/A-2 for the fiscal quarter ended October 31, 1996, and the Form 10-Q for the fiscal quarter ended January 31, 1997. The Company's press release relating to these filings also described the status of its negotiations with Transworld.

     On March 25, 1997, the Company, Transworld, subject to the approval of its lenders, and the Plaintiffs' Attorneys agreed to further amend the Amended Stipulation of Settlement to provide for a cash settlement of $4.55 million, rather than $7.2 million. Transworld thereafter indicated to the Company its intent to go forward with an amendment to the Merger Agreement, to reflect, among other things, a reduction of cash consideration to be paid to stockholders in the Merger to $0.30 from $1.50 per Share, and revision to the closing condition relating to final settlement of the stockholders class action lawsuit, to reflect a lower cash settlement of $4.55 million, rather than $7.2 million. Transworld informed the Company that it was willing to extend the Forbearance Agreement to March 31, 1997 but would defer discussions about further extensions and additional cash advances to a later date.

     On March 26, 1997, the Board of Directors met and was apprised of the status of discussions with the Plaintiffs' Attorneys and Transworld. The Board of Directors reviewed the advantages and disadvantages to the stockholders, creditors, employees, patients and overall business of the Company of the proposed revised Merger terms as compared to a bankruptcy of the Company. Thereafter, the draft of an amendment to the Merger Agreement was discussed and unanimously approved. Later that day an amendment to the Merger Agreement was executed by the parties (the "March Amendment") and the following day it was publicly announced.


     Following the announcement of the March Amendment, the Company received correspondence from Counsel Corporation ("Counsel"), a principal competitor of the Company, dated March 26, 1997, expressing an interest in discussing the acquisition of a primary line of the Company's business. On May 8, 1997 counsel for the Company was contacted by a representative of Counsel to express its interest in acquiring such line of business. The representative of Counsel indicated that a cash offer could be made, but that Counsel would need to conduct a due diligence investigation before it could make any type of proposal. The Board of Directors met on May 10, 1997 and May 19, 1997 and considered, among other things, that (1) Counsel had extensive discussions with the Company in July and November of 1996, and in each case indicated that any transaction with it would yield no value to the stockholders of the Company, (2) the Company's financial condition actually was less favorable than presented in July and November, 1996, as indicated in part by the restatements of the first and second quarter 1997 financial statements, (3) the expression of interest was for a portion, not all, of the Company, (4) the Merger Agreement contained provisions expressly limiting any discussions with potential acquirors and Transworld had indicated that at that late date the disclosure of confidential information to, and the Company's continuing discussions with, the competitor would jeopardize the Merger, (5) Counsel indicated that it would need to conduct a due diligence investigation before it could make a proposal, and (6) the potential damage of providing additional confidential information to a competitor of the Company and of jeopardizing the Merger was greater than the possibility that a transaction with the competitor would actually occur and would actually result in additional value to the Company's stockholders and creditors.



     On June 12, 1997, the Company and Transworld, subject to the approval of its lenders, agreed to further amend the Merger Agreement to extend the termination date of the Merger Agreement to July 31, 1997 from June 30, 1997.

RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE MERGER

     The Board of Directors unanimously has determined that the terms of the Merger Agreement and the transactions contemplated thereby are fair to the Company's stockholders (other than Transworld and its affiliates). The Board of Directors has unanimously approved the Merger Agreement and recommends that stockholders vote FOR approval of the Merger Agreement.

     The terms of the Merger Agreement are the result of arms' length negotiations between representatives of the Company and Transworld. The Board of Directors believes that the Merger is in the best interests of the stockholders of the Company. In arriving at its fairness determination and recommendation, the Board of Directors considered a number of factors, including, without limitation, the following:

     Immediate Need for Funds. The Board of Directors, based on its familiarity with the business of the Company and the Company's prospects and financial condition, gave significant weight to the fact that the Company continued to be in immediate need of funds. The Board of Directors noted that the Company was in default under the Credit Agreement and that the Forbearance Agreement was being extended by Transworld, in its sole discretion, in short term intervals. The Board of Directors also considered that the outstanding litigation against the Company and certain of its current and former officers and directors, including, without limitation, the settlement of the stockholders class action lawsuit, would require extraordinary cash outlays which the Company could not fund from its operating activities.

     Likelihood of Bankruptcy. Given the Company's financial state, the Board of Directors noted the likelihood that the Company would be unable to continue its current operations without seeking protection from its creditors under the Federal bankruptcy laws. The Board of Directors gave significant weight to the fact that seeking protection under the Federal bankruptcy laws would negatively impact the Company's creditors and stockholders and negatively impact the Company's relationship with patients, employees and referral sources, and jeopardize its ability to continue operating.

     Evaluation of the Merger and Bankruptcy Alternatives. The Board of Directors compared the terms of the Merger Agreement and the consideration to be received by stockholders and creditors pursuant thereto, with the likely results in a Chapter 11 bankruptcy reorganization or a Chapter 7 liquidation. The Board of Directors also gave significant weight to the fact that the Merger Agreement provides for greater consideration to the creditors and stockholders than do the results under the various bankruptcy scenarios. The Board of Directors' comparison of a deal with Transworld to a bankruptcy scenario is described above. See "Special Factors--Background of the Merger".

     Certain Financial Analyses. The Board of Directors also considered, but gave less weight to, certain analyses performed by NatWest Markets in rendering its fairness opinion and certain financial forecasts prepared by Company management at the time that each of the Original Merger Agreement and the January Amendment were executed, including a review of various valuations of the Company based on market earnings per share and EBITDA multiples and discounted cash flows.

     While the first three factors were the focus of the discussions of the Board of Directors and were given the greatest weight, in view of the many different factors considered by the Board of Directors, the Board of Directors did not assign relative weights to the various factors considered, and individual directors may have given differing weights to different factors.

     Other Considerations. The Board of Directors evaluated and unanimously recommended the Merger Agreement in light of certain other considerations associated with the Merger, including, without limitation:

          (1) Although NatWest Markets was not able to make a determination as to the fairness of the Merger Consideration, the Board of Directors, based on its familiarity with the Company's prospects and financial condition and an evaluation of the available alternatives, concluded that the Merger was the best option available to the Company.


          (2) The Board of Directors did not consider the Company's book value, which was $0.77 per Share, as of January 31, 1997, insofar as the Board of Directors was advised by NatWest Markets that a purchaser would most likely focus on the Company's going concern value (i.e., cash flows and income), as opposed to the Company's book value, when determining the appropriate purchase price for the Company. The Company's going concern value was the primary basis of NatWest Market's analysis of the Company in preparation of the November Opinion (as defined below) and the January Opinion (as defined below). The directors believed that the Company's going concern value was less than its book value based upon the offers to buy the Company through a Chapter 11 proceeding received for the Company in November 1996, even before the Company's restatement of its 1997 first and second quarter results. The Company, however, did not write down its goodwill, because the Company determined that the Company's losses stemmed mostly from its original business operations, and no goodwill was recorded with respect to such operations.


          As noted above, in the absence of the Merger Agreement, the Company would probably seek protection under the Federal bankruptcy laws, since there was no proposal which did not contemplate a bankruptcy filing (except for the late approach by a competitor of the Company relating to the purchase of a portion of the Company's business). If the Company sought such protection, the Board of Directors felt that many of the Company's patients and referral sources would seek other health care providers, significantly eroding the Company's goodwill. As a result, there would be a substantial reduction in the Company's book value.


          (3) The Board of Directors noted that the Company had few tangible assets for which the Company can receive value in a liquidation. Although the Board of Directors did not attempt to quantify the Company's liquidation value, the Board of Directors believed that the $0.30 per Share Merger Consideration is greater than the liquidation value with respect to the stockholders.



          (4) Due to the extent and nature of the adverse business conditions suffered by the Company and the restatement of its financial statements since the Company and Transworld had entered into the Stock Purchase Agreement and the original Merger Agreement, the Board of Directors did not give any weight to the fact that price per Share paid by Transworld in the Stock Purchase was greater than the $0.30 per Share Merger Consideration. For the same reasons, the Board of Directors did not consider the historical market prices of the Shares, which ranged from a high of $18 3/8 to a low of $1 9/16 between the period beginning May 1, 1995 and ending November 13, 1996, the last trading day prior to the announcement that the Company entered into the Merger Agreement. After November 13, 1996, the market price of the Shares was generally based on the per Share merger consideration expected to be received by stockholders in the Merger discounted to reflect the uncertainty that the Merger might not be consummated.



          (5) Transworld, through its wholly-owned subsidiary IMH, owns 49% of the presently outstanding Shares and has an option to acquire an additional 746,173 Shares, which, if exercised, would result in Transworld owning 51% of the outstanding Shares. The Merger was not structured to require the majority vote of non-affiliated stockholders. Transworld has agreed to vote all of the Shares owned by it and its subsidiaries in favor of the Merger. The Board of Directors considered that (a) the transaction as structured complies with all applicable laws in terms of the votes required; (b) no affiliates of Transworld are represented on the Board of Directors; and (c) negotiations with Transworld were conducted on an arms length basis.



          (6) The Board of Directors noted that at least two of the four directors had possible conflicts of interest. First, simultaneously with the execution of the original Merger Agreement, and as a condition to Transworld entering into the original Merger Agreement and Stock Purchase Agreement, Mr. Nicol entered into a letter agreement with the Company pursuant to which Mr. Nicol agreed to continue to serve as Chief Executive Officer and President of the Company through the Effective Time and the Company agreed to pay make various payments to Mr. Nicol, some of which are conditioned on the consummation of the Merger. In the absence of a transaction with Transworld and the Merger, the Company would likely file for bankruptcy. In advising the Board of Directors of the Company as to the possible outcomes in a bankruptcy scenario, Company counsel had advised the Board of Directors that the value of Mr. Nicol's employment agreement in a bankruptcy scenario was dubious. Second, Andre C. Dimitriadis, the Chairman of the Board of Directors, is a defendant in a derivative lawsuit. At the time the January Amendment was being considered by the Board of Directors, a proposed settlement of such derivative lawsuit was being considered which would be conditioned upon consummation of the Merger. Prior to the date the Company and Transworld executed the March Amendment, the plaintiffs indicated that they were no longer interested in proceeding with the previously discussed settlement and subsequent settlement discussions have not materialized; however, management believes the plaintiffs may lose their standing to pursue an action if the Merger is consummated since after the Effective Time Transworld will be the sole stockholder of the surviving corporation. Mr. Dimitriadis has certain rights to advancement of legal fees and indemnification as a director of the Company; however, if the Company were to file for bankruptcy, Mr. Dimitriadis' rights could be subordinate to senior claims in a bankruptcy and would be at a substantial risk of non-collection.

     In addition, the Merger Agreement provides that from and after the Effective Time, Transworld and the surviving corporation will jointly and severally (to the same extent as the Company currently indemnifies its officers and directors pursuant to the Company's Certificate of Incorporation and Bylaws) indemnify the current officers and directors of the Company with respect to damages and liabilities arising prior to the Effective Time. If the Company were to file for bankruptcy, the rights of the Company's directors and officers to indemnification by the Company could be subordinate to senior claims and therefore would be at substantial risk of non-collection. For additional information concerning these interests of directors in the Merger, as well as certain information regarding the directors' beneficial ownership of Shares, see "--Interests of Certain Persons in the Merger" and "Security Ownership of Management and Certain Beneficial Owners".

     In order to reduce these conflicts, as to the vote on the original Merger Agreement, Mr. Nicol abstained. All of the other directors, including all three non-employee directors, voted in favor of the original Merger Agreement. As to the vote on the January Amendment and March Amendment, all directors voted in favor thereof. The conflicts of interest were discussed in detail at several meetings of the Board of Directors and considered prior to the votes of the Board of Directors. In addition, each of the directors had ample opportunity to discuss any concerns related to those conflicts separately with Special Counsel to the outside directors as well as Company counsel.


     Transworld and IMH. Transworld and IMH had no involvement in the Company's evaluation of the fairness of the Merger to the Company's stockholders that are not affiliated with Transworld (the "Unaffiliated Stockholders") and have not undertaken any formal evaluation of their own as to the fairness of the Merger to the Unaffiliated Stockholders. However, Transworld and IMH have reviewed the factors considered, and have adopted the analysis made, by the Board of Directors in reaching its determination as to the fairness of the Merger to the Unaffiliated Stockholders and believe that these factors and analysis provide a reasonable basis for Transworld and IMH to conclude, as they do, that the Merger is fair to the Unaffiliated Stockholders. This belief should not, however, be construed as a recommendation by Transworld or IMH to the Unaffiliated Stockholders to vote to adopt the Merger Agreement. Transworld and IMH have not assigned any specific relative weight to any of these factors.



     Mr. Dimitriadis, the only director or officer of the Company who holds any Shares, intends to vote his Shares, constituting substantially less than 1% of the outstanding Shares, in favor of the Merger. Mr. Dimitriadis is making no specific recommendation as to the vote on the Merger other than as a member of the Board of Directors.


ALTERNATIVES TO THE MERGER

     As discussed above, during the period from May 1996 to mid-October 1996, the Company pursued a variety of alternatives to obtain necessary funding for the Company, including possible strategic alliances, a refinancing of the Company's bank debt and a possible sale or merger of the Company or a sale of some or all of its assets. For several months, beginning in July 1996 the Company primarily, but not exclusively, focused its efforts on a private placement of securities. However, due to the uncertainties relating to the Company's business at that time, particularly those stemming from the Medicaid Audit and the Wholesale Supply and Credit Issues and in view of the fact that the Forbearance Agreement expired on November 15, 1996 and the Company expected that the senior lender would resist strongly any further extension of credit or time, the Company ultimately concluded that it would exhaust its available funds and credit and would probably be required to file for bankruptcy before such a placement of securities or other refinancing could be effected. In mid-October 1996, the Company's focus turned exclusively to finding a strategic partner or acquiror for the Company. As more fully described above, an extensive search was conducted; and the only offer proposing a transaction outside of bankruptcy was that of Transworld. See "--Background of the Merger" above.

     The Board of Directors considered the bankruptcy alternative on a number of occasions. Each time such alternative was discussed, the Board of Directors unanimously concluded the Merger was preferable to the bankruptcy alternative because:

          (1) The Stockholders were likely to receive less in a bankruptcy scenario than Transworld would be willing to offer. The determination was based on (a) the fact that potential acquirors that were proposing a purchase of the Company through a bankruptcy scenario were basing their proposal on the complete elimination of stockholder value; (b) the Company's analysis that in a liquidation of the Company the Company's stockholders would not receive any value; and (c) the directors belief that the Company's business would deteriorate substantially in any type of bankruptcy filing (see clauses (3), (4) and (5) below).

          (2) The creditors were likely to receive greater payments in a merger or acquisition than they would likely receive in a bankruptcy scenario especially since Transworld and its affiliates were negotiating to purchase the senior debt and the trade payables with the major creditors of the Company. Moreover, in a liquidation scenario, the Company's assessment was that the unsecured creditors would not receive any value.

          (3) A bankruptcy filing would be likely to negatively affect the Company's ongoing referral sources and customer base and jeopardize the Company's ongoing operations.

          (4) A bankruptcy filing would have a material adverse effect on the morale of the Company's employees and lead to attrition of its workforce.

          (5) A bankruptcy filing could make it difficult for the Company to obtain supplies and deliver pharmaceuticals to patients whose health depends upon timely receipt of pharmaceuticals by the Company.


     The only non-bankruptcy alternative (other than Transworld's proposal) that was presented to the Company was an expression of interest from Counsel, a principal competitor of the Company in acquiring a primary line of the Company's business, made after the March Amendment was executed. The Board decided not to pursue further discussion with the competitor for the following reasons: (1) Counsel had extensive discussions with the Company in July and November of 1996, and in each case indicated that any transaction with it would yield no value to the stockholders of the Company, (2) the Company's financial condition actually was less favorable than that presented in July and November, 1996, as indicated in part by the restatements of the first and second quarter 1997 financial statements, (3) the expression of interest was for a portion, not all, of the Company, (4) the Merger Agreement contained provisions expressly limiting any discussions with potential acquirors and Transworld had indicated that at that late date the disclosure of confidential information to, and the Company's continuing discussions with, the competitor would jeopardize the Merger, (5) Counsel indicated that it would need to conduct a due diligence investigation before it could make a proposal, and (6) the potential damage of providing additional confidential information to a competitor of the Company and of jeopardizing the Merger was greater than the possibility that a transaction with the competitor would actually occur and would actually result in additional value to the Company's stockholders and creditors.


POTENTIAL ADVERSE CONSEQUENCES OF THE MERGER

     The Board of Directors based its recommendation and fairness determination upon its evaluation of the Company's prospects and financial condition. Such evaluation was the product of months of meetings with the Company's management and outside advisors. However, the Board of Directors' recommendation and fairness determination was made, for the reasons discussed under the heading "The Company's Financial Advisor," without the benefit of a fairness opinion. Accordingly, there is no independent confirmation of the Board of Directors' fairness determination.

     In the absence of the Merger, the Company would probably seek protection under the Federal bankruptcy laws. The Board of Directors, based on its knowledge of the Company and the indications of interest from potential bidders who wished to acquire the Company in a bankruptcy scenario, concluded that the Merger provides the stockholders with greater value than a bankruptcy scenario. There can be no assurance, however, that the stockholders could not ultimately receive greater value in a bankruptcy scenario.

     As a result of the Merger, Transworld will be the sole stockholder of the Company. The Shares held by the Company's other stockholders will be converted into the right to receive the $0.30 per Share Merger Consideration (subject to the exercise of appraisal rights). The stockholders of the Company (other than Transworld and its affiliates) will not have any other rights with respect to the Company, and will not participate in any future profitability or growth of the business of the Company.


THE COMPANY'S FINANCIAL ADVISOR; NO FAIRNESS OPINION



     As discussed under this heading, NatWest Markets was unable to perform the tests necessary in order to evaluate whether or not the $0.30 per Share Merger Consideration is fair from a financial point of view to the Company's stockholders, and thus did not render a fairness opinion as to the $0.30 per Share Merger Consideration. However, NatWest Markets informed the Board of Directors that NatWest Markets' inability to conduct such tests should not be construed as NatWest Markets' opinion that any particular merger consideration is not fair.


     The Company engaged NatWest Markets as its financial advisor to render certain financial advisory services to the Company concerning the Merger. NatWest Markets is an internationally recognized investment banking firm with experience in the valuation of businesses and their securities in connection with mergers, acquisitions, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. NatWest Markets has significant experience in providing investment banking services to companies in the health care industry.


     At the time that the Merger Agreement was originally executed, NatWest Markets rendered to the Board of Directors its written opinion (the "November Opinion") as to the fairness of the $2.00 per Share cash consideration to be paid to stockholders in the Merger, based on projections supplied by the Company at that time.



     At the time the January Amendment was executed, NatWest Markets rendered to the Board of Directors its written opinion (the "January Opinion") as to the fairness of the $1.50 per Share cash consideration to be paid to stockholders in the Merger, based on projections supplied by the Company at that time.



     Copies of the NatWest Markets opinions regarding the $2.00 per share cash consideration provided for in the original Merger Agreement, and the $1.50 per share cash consideration provided for in the January Amendment are attached as Exhibits 17(b)(1) and 17(b)(3), respectively, to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed in connection with the Merger. See "Available Information". Stockholders are urged to read the NatWest Markets opinions in their entirety for information with respect to the procedures followed, assumptions made, matters considered and limits of the reviews undertaken by NatWest Markets in rendering its opinions. References to the NatWest Market opinions and summaries of the NatWest Markets opinions herein are qualified by reference to the full text of the NatWest Markets opinions. The NatWest Markets opinions were directed only to the fairness, from a financial point of view, to the Company's stockholders (other than Transworld or IMH) of the $2.00 per share and $1.50 per share cash considerations, and did not address the Company's underlying business decision to effect the Merger, and did not and do not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger Agreement or the Merger.


     In arriving at such fairness opinions, NatWest Markets examined and reviewed, among other information, (a) the Merger Agreement, (b) certain historical information with respect to the Company, (c) certain internal business plans and financial and operating forecasts with respect to the Company, (d) certain publicly available information concerning other companies engaged in businesses similar to the business of the Company, (e) the terms, to the extent publicly available, of certain transactions NatWest Markets believed comparable to the Merger and (f) the market price and trading activities for the Shares. NatWest Markets compared the Company, from a financial point of view, to certain other companies engaged in businesses similar to those of the Company and compared the $2.00 per Share and the $1.50 per Share cash consideration, respectively, with the consideration paid by the acquiror in comparable transactions reviewed by NatWest Markets. NatWest Markets also met and had discussions with management of the Company concerning the Company's financial condition, business, operations and prospects, and conducted such other analyses and examinations as NatWest Markets deemed relevant to form a basis for the fairness opinions. The fairness opinions did not address the Company's underlying decision to proceed with the Merger and were provided at the request and for the information of the Board of Directors in evaluating the merger consideration only.

     In connection with its analysis and the fairness opinions, NatWest Markets performed a variety of financial and comparative analyses at the time the Original Merger Agreement and at the time the January Amendment were executed, including those described below:


     Discounted Cash Flow Analysis. NatWest Markets analyzed the valuation of the Company based upon a discounted cash flow analysis of the projected financial performance of the Company, after giving pro forma effect to the purchase of the 8,964,292 Shares by Transworld, as presented in the business plan prepared by the Company's management (the "Management Case"). NatWest Markets discounted the present value of the projected stream of after-tax unleveraged cash flows and the terminal value (reflecting estimated future sale value) of the Company as reflected in the Management Case. The terminal multiple was based upon selected recent acquisitions in the healthcare industry, including MedPartners/Mullikin, Inc.'s acquisition of Caremark International, Inc. effective September 5, 1996; Olsten Corp.'s acquisition of Quantum Healthcare Corp. effective June 28, 1996 and Merck & Co., Inc.'s acquisition of Systemed, Inc. effective July 22, 1996 (the "Selected Transactions"). Publicly available information about the Selected Transactions indicated that the ratios of implied total enterprise values to trailing four quarters' EBITDA (representing operating earnings plus depreciation and amortization and certain other non-cash charges and excluding certain non-recurring items) of the target were 11.2x, 11.6x and 9.8x, respectively.



     NatWest Markets assumed, among other things, terminal values of 9 to 11 times the Company's projected 1999 EBITDA and discount rates ranging from 25% to 30%. The Company's projected after tax cash flows that were the basis for the November Opinion were $(13,033) for 1997, $7,200 for 1998, and $(1,045) for
1999; projected EBITDA for 1999 was $10,929, yielding undiscounted terminal enterprise values ranging from $98,361 to $120,219. The Company's projected after tax cash flows that were the basis for the January Opinion were $(12,786) for 1997, $6,936 for 1998, and $(1,309) for 1999; projected EBITDA for 1999 was $10,502, yielding undiscounted terminal enterprise values of $94,518 to $115,522. This analysis indicated an implied equity valuation range of $0.35 to $1.30 per Share for the Company at the time of the November Opinion and $0.25 to $1.16 per Share at the time of the January Opinion.


     Selected Company Analysis. NatWest Markets reviewed and compared selected historical, current and projected financial and operating data of the Company to the corresponding publicly available information, as of the dates of the respective opinions, of the following companies in the healthcare industry:
Chronimed, Inc., Coram Healthcare Corp., American HomePatient, Inc., Express Scripts, Inc. and Owen Healthcare, Inc. (the "Selected Companies"). Historical and current financial data compared included total capitalization, market equity capitalization, revenue, operating income, net income, earnings per share, operating margin and net income margin. Estimates for 1997 earnings for the Selected Companies were derived from published equity research reports on those companies from several investment banking firms.


     Net Income Multiple Analysis. NatWest Markets applied multiples based on current market valuations of the Selected Companies to the Company's projected 1997 earnings, excluding non-recurring items. Applying multiples of 12 to 20 times the Company's projected 1997 earnings per share of $0.098 for the November Opinion and $0.085 for the January Opinion, excluding non-recurring items, yielded equity valuations of between $1.17 and $1.96 per Share for the Company at the time of the November Opinion and $1.02 to $1.69 per Share at the time of the January Opinion.



     Cash Flow Multiple Analysis. NatWest Markets applied multiples based on current market valuations of the Selected Companies to the Company's projected 1997 EBITDA excluding non-recurring items, discounted to present value using discount rates reflecting current market rates of return and risk premium based on the distressed nature of the Company. Applying multiples of 9 to 11 times to the Company's projected 1997

EBITDA excluding non-recurring items of $7,826 for the November Opinion and $7,408 for the January Opinion, yielded equity valuations of between $1.79 and $2.63 per Share for the Company at the time of the November Opinion and $1.60 to $2.39 per Share at the time of the January Opinion.



     No company or transaction used in the foregoing analyses as a comparison was identical to the Company or the Merger. Accordingly, the foregoing analyses were not solely mathematical. Rather, they involved complex considerations and judgments on the part of NatWest Markets concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies and transactions to which the Company and the Merger were being compared.



     The foregoing summary does not purport to be a complete description of the analyses performed by NatWest Markets or of its presentations to the Company's Board of Directors. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinions regarding the $2.00 per Share cash consideration provided for in the original Merger Agreement, and the $1.50 per Share cash consideration provided for in the January Amendment, NatWest Markets made no attempt to assign specific weights to particular analyses. Thus, selecting any portion of NatWest Markets' analyses, without considering all analyses, could create an incomplete view of the process underlying NatWest Markets' opinions. NatWest Markets may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis should not be taken to be NatWest Markets' view of the actual value of the Company at the times its opinions were rendered.



     In performing its analyses, NatWest Markets made numerous assumptions with respect to industry performances, general business and economic conditions and other matters, many of which were beyond the control of the Company. The analyses performed by NatWest Markets were not necessarily indicative of actual values or predictive of future results or values, which may have been significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as a part of NatWest Markets' analyses of the fairness from a financial point of view of the $2.00 per Share and $1.50 per Share cash considerations to the Company's stockholders (other than Transworld or IMH), and were provided to the Company's Board of Directors in connection with the delivery of NatWest Markets' opinions.



     The $0.30 per Share Merger Consideration, regarding which NatWest Markets did not render an opinion, was determined through arms-length negotiations between the Company and Transworld and was approved by the Company's Board of Directors. NatWest Markets provided advice to the Company during the course of such negotiations. However, the decision to accept the $0.30 per Share Merger Consideration was solely that of the Company's Board of Directors.


     After being informed of the restatement of the 1997 first and second fiscal quarter financial statements and the loss in the 1997 fiscal third quarter financial statements, reflecting year-to-date substantial operating losses even after excluding unusual and other charges, and the fact that the Company's recent financial statements had changed and the Company's projections which it previously supplied to NatWest Markets were no longer valid, NatWest Markets advised the Board that its earlier analyses and, in turn, fairness opinions, were no longer applicable or relevant. Also, NatWest Markets indicated that it no longer believed that the Company was comparable to the companies used in the selected company analysis. NatWest Markets explained that in order for it to render a fairness opinion it had to be able to assume that the Company could sustain itself as a going concern, which would require that additional funding be available to the Company in the near term. NatWest Markets indicated that it could no longer reasonably make such an assumption given the Company's current rate of losses and the instability of the Company's operations. Therefore, NatWest Markets was unable to perform the tests necessary in order to evaluate whether or not the $0.30 per Share Merger Consideration is fair from a financial point of view to the Company's stockholders. However, NatWest Markets informed the Board of Directors that NatWest Markets' inability to conduct such tests upon which to base a fairness opinion should not be construed as NatWest Markets' opinion that any particular merger consideration is not fair.

     The Company has paid fees to NatWest Markets in the total amount of $600,000, $500,000 of which was paid at the time NatWest Markets rendered a fairness opinion at the time the Original Merger Agreement was being considered on November 12, 1996 and $100,000 of which was paid at the time NatWest Markets rendered a fairness opinion at the time the January Amendment was being considered on January 13, 1997. (See "--Background of the Merger" above in this section.) NatWest Markets is entitled to receive for its financial advisory services an additional $400,000 upon consummation of the Merger. The fees heretofore paid to NatWest Markets were not conditioned upon the consummation of the Merger. The Company has agreed to indemnify NatWest Markets against certain expenses and liabilities in connection with its engagement.

     Other than as described above, NatWest Markets has had no other relationship with the Company, Transworld or their affiliates during the past two years nor is any such relationship mutually understood to be contemplated.


     Natwest Markets' opinions will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested stockholder or his representative who has been so designated in writing.


TRANSWORLD'S FINANCIAL ADVISOR


     Transworld engaged UBS as its financial advisor to render certain financial advisory services to Transworld in connection with its proposed acquisition of the Company. UBS is an internationally recognized investment banking and advisory firm. UBS, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuation for corporate and other purposes. In the ordinary course of its business, UBS and its affiliates actively trade the shares of common stock of Transworld and the Company's Shares.



     At the time that the Merger Agreement originally was executed on November 13, 1996, at the request of the Board of Directors of Transworld, UBS rendered its written opinion to the Board of Directors to the effect that, as of the date of such opinion, and subject to the various considerations set forth in such opinion (including financial data supplied by the Company at that time), the Transaction Consideration (as hereinafter defined) was fair, from a financial point of view, to Transworld. The Transaction Consideration means the sum of (i) the total consideration payable by Transworld pursuant to the original Agreement and Plan of Merger, the Stock Purchase Agreement and the purchase agreements (the "Debt Purchase Agreements") pursuant to which Transworld acquired the bank debt of the Company that was outstanding under the Credit Agreement (the "Debt Purchase"); (ii) the $7,200,000 payable by the Company under the Amended Stipulation of Partial Settlement; (iii) the amounts owed by the Company to Foxmeyer Drug Co. and Bindley Western, Inc.; (iv) $1.3 million of capitalized lease obligations; and (v) $3 million owed by the Company to Caremark, Inc.



     In connection with its opinion, UBS reviewed and considered such financial and other matters as UBS deemed relevant, including, among other things; (i) the original Agreement and Plan of Merger, the Stock Purchase Agreement and the Debt Purchase Agreements; (ii) certain publicly available information concerning the Company, including, among other things, the annual report of the Company filed on Form 10-K for the year ended April 30, 1996 and the quarterly report of the Company filed on Form 10-Q for the quarter ended July 31, 1996; (iii) a financial forecast concerning the Company's operations for the fiscal year ending April 30, 1997; (iv) discussions UBS had with the managements of Transworld and the Company concerning the historical and current operations, financial condition and prospects of the Company and such other matters UBS deemed relevant; (v) the reported price and trading history of the Company's Shares and a comparison of such price and trading history with similar information for certain publicly traded companies UBS deemed relevant; (vi) a comparison of information concerning the financial condition and results of operations of the Company with similar information for certain other companies UBS deemed relevant; (vii) certain financial terms of the Merger, the Stock Purchase and the Debt Purchase and a comparison of such financial terms with similar information for other selected business combinations UBS deemed relevant; and (vii) such other information, financial studies, analyses and investigations and such other factors as UBS deemed relevant for the purposes of its opinion.

     In conducting its review and arriving at its opinion, UBS assumed and relied upon, without independent investigation, the accuracy and completeness of all financial and other information provided to it by Transworld and the Company or publicly available. UBS has not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independently to verify, such information. UBS has not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company, nor have such materials been furnished to it. UBS's services to Transworld with respect to the proposed acquisition of the Company were comprised solely of providing financial advisory services, as described in the UBS Engagement Letter (as hereinafter defined). The opinion of UBS is necessarily based upon economic and market conditions and other circumstances existing on the date thereof.



     UBS did not render a separate opinion as to any component of the consideration comprising the Transaction Consideration, including amounts payable under the original Agreement and Plan of Merger, the Stock Purchase Agreement or the Debt Purchase Agreements. In connection with rendering its opinion to the Board of Directors of Transworld, UBS performed a variety of financial analyses which are summarized below. The following summary does not purport to be a complete description of all analyses performed and factors considered by UBS in connection with its opinion. UBS believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without consideration of all factors and analyses, could create a misleading view of the analyses and processes underlying UBS's opinion. UBS arrived at its ultimate opinion based on the results of all of the analyses undertaken by it and assessed as a whole, and it did not draw conclusions from or with regard to any one method of analyses. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analyses or summary description. With respect to the analyses of selected publicly traded companies and analyses of selected acquisitions discussed below, no company used as a comparison is either identical or directly comparable to the Company and such analyses necessarily involve complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the public trading or acquisition values of the companies concerned. The estimates of future performance of the Company provided by the managements of Transworld and the Company and contained in or underlying UBS's analyses were not necessarily indicative of future results or values and the actual results will be significantly less favorable than such estimates in view of the restatement of the Company's results of operations.



     In performing its analyses, UBS made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Transworld or the Company. Estimates of values of companies or assets do not purport to be appraisals or necessarily reflect the prices at which companies or their securities actually may be sold.



     The following is a summary of the analyses performed by UBS and reviewed with the Board of Directors of Transworld in connection with its opinion which was rendered at the time the original Agreement and Plan of Merger was executed.



     Comparative Stock Price Performance -- UBS reviewed the recent stock market performance of the Company's Shares and compared such performance to that of the S&P 500 Index and a group of selected publicly traded companies deemed relevant by UBS for the purposes of its analysis. The group of companies which UBS selected for comparison to the Company consisted of Chronimed, Express Scripts, Transworld and Value Health (collectively, the "Disease Management Companies"). UBS observed that over the period from January 3, 1995 to November 8, 1996, the Company's Shares underperformed the S&P 500 Index and the equal capitalization-weighted indices of the common stocks of the Disease Management Companies by 150% and 50%, respectively.



     Analysis of Selected Publicly Traded Companies -- UBS compared the following financial information and operating statistics of the Company with corresponding publicly available financial information and operating statistics of each of the Disease Management Companies. Such financial information and operating statistics included certain historical profitability margins, certain historical and projected growth rates, market values of equity, total enterprise values and implied multiples of historical and estimated revenues, operating income and earnings per share.

     In order to determine the fairness of the Transaction Consideration based upon the selected publicly traded Disease Management Companies, UBS compared (i) the total enterprise value (equity market value plus the sum of book value of debt, minority interest and preferred stock net of cash and cash equivalents) to the last twelve months' revenues, estimated fiscal 1997 revenues, last twelve months' earnings before interest, taxes, depreciation and amortization ("EBITDA"), and estimated fiscal 1997 EBITDA and (ii) the market value of equity to last twelve months' earnings per share ("EPS") and estimated fiscal 1997 EPS. For the Company, estimated fiscal 1997 revenues, estimated fiscal 1997 EBITDA and estimated fiscal 1997 EPS were obtained from the Company's management forecasts and refer to the year ending April 30, 1997.



     The analysis performed by UBS indicated that the implied financial multiples of the Disease Management Companies were as follows: (i) total enterprise value as a multiple of last twelve months' revenues ranged from 0.46 to 1.61, with an average of 1.01; (ii) total enterprise value as a multiple of estimated fiscal 1997 revenues ranged from 0.45 to 1.32, with an average of 0.89; (iii) total enterprise value as a multiple of last twelve months' EBITDA ranged from 5.0 to 15.6, with an average of 10.3; (iv) total enterprise value as a multiple of estimated fiscal 1997 EBITDA ranged from 5.4 to 12.1, with an average of 9.0; (v) share price as a multiple of last twelve months' EPS ranged from 11.9 to 55.5, with an average of 30.0; and (vi) share price as a multiple of estimated fiscal 1997 EPS ranged from 13.1 to 36.8, with an average of 22.9.



     Based on the purchase price of the Company implied by the Transaction Consideration, the financial multiples of total enterprise value to (i) latest twelve months' revenues and estimated fiscal 1997 revenues were 0.41 and 0.41, respectively; and (ii) latest twelve months EBITDA and estimated fiscal 1997 EBITDA were 9.3 and 8.3, respectively, and the financial multiple of share price to latest twelve months and estimated fiscal 1997 EPS were 14.3 and 10.0, respectively. All multiples for the Disease Management Companies were based on closing stock prices as of November 8, 1996.



     Analysis of Selected Acquisitions -- UBS reviewed six selected merger and acquisition transactions involving companies, all of which were announced between January 14, 1993 and July 11, 1995 (the "Selected Acquisitions"). UBS analyzed the equity purchase price, total enterprise value, certain implied financial multiples and the premiums over prevailing market prices based on certain public information for each of the Selected Acquisitions. This analysis indicated that the implied financial multiples of the Selected Acquisitions were as follows: (i) total enterprise value as a multiple of last twelve months' revenues ranged from 0.52 to 2.24, with a median of 0.98 and an average of 1.11;
(ii) total enterprise value as a multiple of last twelve months' EBITDA ranged from 13.9 and 22.9, with a median of 16.8 and an average of 17.6; and (iii) equity purchase price as a multiple of last twelve months' net income ranged from 40.6 to 43.6, with an average of 42.1.



     Based on the purchase price of the Company implied by the Transaction Consideration, the financial multiples of total enterprise value to (i) latest twelve months' revenues and (ii) latest twelve months EBITDA were 0.41 and 9.3, respectively, and the financial multiple of share price to latest twelve months' EPS was 14.3.



     Additionally, this analysis indicated that the premiums represented by the purchase price to the market price of the subject company one day and thirty days prior to the announcement of the subject transaction ranged from 79.4% to a discount of 10.3%, with a median of 53.1% and average of 46.7%, and from 8.0% to 82.1%, with a median of 43.6% and an average of 44.3%, respectively. The premium represented by the Transaction Consideration to the market price of the Company one day prior and thirty days prior to the announcement of the transaction was 0.0% and (60.0)%, respectively. Given the wide range of premiums in the Selected Acquisitions, such premiums were not considered meaningful for comparative purpose.



     Pro Forma Merger Analysis -- UBS analyzed certain pro forma financial effects resulting from the Merger, including the impact of the transaction of Transworld's projected earnings per share for the calendar years 1997, 1998, 1999 and 2000. Based on the estimates of the management of Transworld for 1997 through 2000 and estimates of the management of the Company for 1997, and certain assumptions made by Transworld management regarding the growth and profitability of the Company's business for 1998 through 2000, and the Transaction Consideration, and assuming that the Merger was treated as a purchase for accounting purposes, the results of the pro forma merger analysis suggested that the Merger would be accretive to Transworld's earnings per share in each of the calendar years 1997, 1998, 1999 and 2000.

     UBS conducted its analysis and rendered its opinion prior to March 24, 1997, the date of the restatement by the Company of its financial statements as of and for the fiscal quarters ended July 31, 1996 and October 31, 1996 and the date of the release by the Company of its financial statements as of and for the fiscal quarter ended January 31, 1997, during which the Company incurred a net loss, including substantial operating losses for the nine-month period ended January 31, 1997, even after excluding unusual and other charges.



     UBS has advised Transworld that the analysis conducted by UBS and the opinion it rendered are no longer applicable or relevant.



     UBS was not retained to render any opinion as to the consideration to be paid to stockholders of the Company in the Merger.



     Transworld and UBS have entered into a letter agreement, dated November 11, 1996 (the "UBS Engagement Letter"), relating to the services to be provided by UBS to Transworld in connection with the acquisition of the Company. Pursuant to the UBS Engagement Letter, Transworld has agreed to pay UBS for its services a fee of $650,000 upon the completion of the Merger. Pursuant to an additional letter agreement dated November 11, 1996, Transworld also has agreed to indemnify UBS against certain liabilities, including liabilities under the federal securities laws arising in connection with its engagement by Transworld.



     UBS' opinion will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested stockholder or his representative who has been so designated in writing.


INTERESTS OF CERTAIN PERSONS IN THE MERGER


     Settlement of Derivative Lawsuit. Andre C. Dimitriadis, the Chairman of the Board of Directors, is a defendant in a consolidated derivative suit filed in the United States District Court for the Eastern District of New York entitled In re Health Management, Inc. Stockholders' Derivative Litigation, Master File No. 96 Civ. 1208 (TCP). At the time the January Amendment was being considered by the Board of Directors, settlement discussions were taking place and a proposed settlement was being considered which would be conditioned upon consummation of the Merger. Prior to the date the Company and Transworld executed the March Amendment, the plaintiffs indicated that they were no longer interested in proceeding with the previously discussed settlement and no substantive settlement discussions have occurred since that time. Thereafter, on June 2, 1997, the Company and the other defendants moved to dismiss the derivative action on the grounds, among other things, (a) that the Company believes that the plaintiffs will lose their standing upon completion of the Merger and (b) that the plaintiffs failed to serve a pre-suit demand with the Company's Board of Directors prior to filing the actions. Management believes that the plaintiffs will lose their standing to pursue such action if the Merger is consummated because the plaintiffs no longer will be stockholders of the Company, and because the plaintiffs will not, as a result of the Merger, become stockholders of Transworld, the plaintiffs will no longer meet the standing requirements for prosecuting a derivative litigation under applicable Delaware law. Mr. Dimitriadis has certain rights to advancement of legal fees and indemnification as a director of the Company; however, if the Company were to file for bankruptcy, these rights could be subordinate to senior claims in a bankruptcy and would be at substantial risk of non-collection. Moreover, it is uncertain whether the Company's directors and officers liability insurance policy would cover his claims. See "The Merger--Summary of the Merger Agreement--Conditions, Representations and Covenants" and "Business of the Company--Legal Proceedings".


     Employment Agreements. On November 13, 1996, in connection with the execution of the Merger Agreement and the Stock Purchase Agreement, the Company entered into letter agreements (collectively, the "Letter Agreements"), amending the existing agreements, with W. James Nicol and James R. Mieszala relating to their employment by the Company. On the same date, the Company also entered into an agreement with its former Chief Financial Officer, Paul S. Jurewicz, with respect to his employment by the Company. Mr. Jurewicz received $50,000 from the Company pursuant to that agreement on December 20, 1996; however, Mr. Jurewicz resigned, in order to pursue another career opportunity, effective January 10, 1997, thereby terminating his rights to receive further benefits thereunder. The Company's obligations under the Letter Agreements will be guaranteed by Transworld upon consummation of the Merger.

     Pursuant to the Letter Agreement with Mr. Nicol, he agreed to continue to serve as Chief Executive Officer and President of the Company through the Effective Time and the Company agreed to pay to Mr. Nicol $50,000 upon the closing under the Stock Purchase Agreement (which the Company has paid) and $50,000 on June 30, 1997 if the Merger has been consummated by such date. If Mr. Nicol's employment is terminated by the Company prior to or after the Effective Time, or if Mr. Nicol voluntarily elects to terminate his employment after the Effective Time, Mr. Nicol's Letter Agreement provides that the Company will continue to pay Mr. Nicol his base salary, which is $300,000 per annum through June 30, 1998 (in lieu of other amounts payable under his employment agreement). In the absence of the Letter Agreement, Mr. Nicol's employment agreement with the Company provides that, upon the occurrence of a change in control of the Company (such as the closing of the Stock Purchase Agreement), Mr. Nicol would be entitled to resign and to be paid his base salary in periodic installments through the end of the term of his employment agreement on April 30, 1999.

     Pursuant to the Letter Agreement with Mr. Mieszala, the transactions contemplated by the Merger Agreement, the Stock Purchase Agreement and the assumption by Transworld of the Company's senior debt will not constitute a change of control under Mr. Mieszala's employment agreement provided (a) the Company pay Mr. Mieszala $50,000 on January 2, 1997 (which the Company has paid), $50,000 on June 30, 1997 and $225,000 on January 2, 1998, (b) Transworld issues to Mr. Mieszala, upon consummation of the Merger, stock options for 100,000 shares of Transworld common stock at an exercise price equal to the fair market value of the Transworld common stock at the Effective Time, which stock options will vest over a two year period, and (c) the Company pays him an amount equal to twelve months of his base salary upon termination of his employment, provided such termination occurs after June 30, 1998. In the absence of the Letter Agreement, Mr. Mieszala's employment agreement with the Company provides that, upon the occurrence of a change in control of the Company (such as the closing of the Stock Purchase Agreement), Mr. Mieszala would be entitled to resign and to be paid his base salary in periodic installments through the end of the term of his employment agreement on April 30, 1998.

     Indemnification. The Merger Agreement provides that, from and after the Effective Time, Transworld and the Surviving Corporation will jointly and severally (to the same extent as the Company currently indemnifies its officers and directors pursuant to the Company's Certificate of Incorporation and Bylaws) indemnify the present officers and directors of the Company against all damages or liabilities arising out of actions or omissions occurring at or prior to the Effective Time that are based on or arising out of the fact that such person is or was a director or officer of the Company prior to the Effective Time, including, without limitation, damages or liabilities arising out of the Merger Agreement, the Stock Purchase Agreement or the Registration Rights Agreement or the transactions contemplated thereby.


     If the Company were to file for bankruptcy rather than proceed with the Merger, the executive officers' rights to certain payments under their employment agreements and the officers and directors indemnification rights could be subordinate to senior claims and therefore would be at substantial risk of non-collection.

                                   THE MERGER

SUMMARY OF THE MERGER AGREEMENT

     The following description sets forth all the material terms of the Merger Agreement. It does not, however, purport to be a complete description of the terms of the Merger Agreement and is qualified in its entirety by reference to the full text of Merger Agreement, a copy of which is attached hereto as Annex
I. Stockholders are urged to read carefully the Merger Agreement.

     Effective Time of the Merger. The Merger will become effective upon the delivery and filing of a Certificate of Merger with the Secretary of State of the State of Delaware. It is intended that the Effective Time will occur as soon as practicable after the adoption of the Merger Agreement by the stockholders at the Special Meeting, provided that the other conditions to the consummation of the Merger contained in the Merger Agreement have been satisfied or waived prior to such time. Upon consummation of the Merger, the Shares will no longer be quoted on the NASDAQ SmallCap Market(SM), and the Company will cease to be a reporting company under the Securities Exchange Act of 1934, as amended.

     Options and Restricted Shares. The Merger Agreement provides that, immediately following the Effective Time, each outstanding stock option granted under the Company's stock option plans, whether or not then vested or exercisable, will be converted into the right to receive an amount equal to the product of (a) the number of Shares subject to the option and (b) the excess, if any, of $0.30 over the exercise price per Share of such option. Currently there are no outstanding stock options with an exercise price of less than $0.30 and the Merger Agreement prohibits further grants of options.

     Conditions, Representations and Covenants. The obligations of each of Transworld, IMH and the Company to effect the Merger are subject to the satisfaction or waiver, where permissible, prior to the Effective Time, of certain conditions, including without limitation: (a) the Merger Agreement shall have been approved and adopted by the requisite vote of the stockholders of the Company; (b) there shall be no effective injunction, writ or preliminary restraining order or any order of any nature issued by a court or governmental agency of competent jurisdiction directing that the transactions provided for in the Merger Agreement not be consummated as provided in the Merger Agreement; (c) with regard to the obligations of the Company, IMH and Transworld in all material respects shall have performed the obligations to be performed by them under the Merger Agreement on or prior to the Effective Time, and the representations and warranties of Transworld and IMH shall be true and correct in all material respects at and as of the Effective Time; (d) with regard to the obligations of IMH and Transworld, the Company in all material respects shall have performed the obligations to be performed by it under the Merger Agreement on or prior to the Effective Time, and the representations and warranties of the Company shall be true and correct in all material respects at and as of the Effective Time; (e) the Company's stock option plans shall have been terminated or arrangements for termination reasonably acceptable to Transworld shall have been made; (f) the Amended Stipulation of Partial Settlement of the consolidated class actions under the caption In re Health Management, Inc. Securities Litigation (See "Business of the Company--Legal Proceedings") shall have been further amended (the "Restated Stipulation of Settlement") to provide for the settlement of such class actions for a reduced settlement amount not to exceed $4,550,000, and at or prior to the Effective Time, such Restated Stipulation of Settlement shall have been finally approved by the United States District Court, and all appeals therefrom shall have been exhausted or applicable waiting periods for any such appeals shall have expired without an appeal having been filed; and (g) Transworld's lenders shall have consented to the Merger, shall have agreed to amendments to Transworld's credit agreement to permit the Merger and shall have loaned Transworld the funds necessary for Transworld to consummate the Merger.

     The Merger Agreement provides that, among other things, prior to the Effective Time, unless otherwise consented to in writing by Transworld, the Company will conduct its business in a manner consistent with past practice and that it will not, among other things: (a) amend its Certificate of Incorporation or By-Laws; (b) issue or sell (i) any shares of capital stock of any class, or any options, warrants, convertible securities, subscriptions or other rights of any kind to acquire any shares of capital stock, or any other ownership interest or equity equivalent, of the Company or any of its subsidiaries (including, without limitation, stock appreciation rights) or (ii) any material assets of the Company or any of its subsidiaries, except for sales of goods or services in the ordinary course of business and in a manner consistent with past practice; (c) declare or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, any other ownership interest or equity equivalent or any other securities, or reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any such capital stock, ownership interest, equity equivalent, or other securities, or adopt a plan of complete or partial liquidation or other reorganization or, except to the extent required by fiduciary obligations under applicable law, a merger or consolidation; (d) (i) except in the ordinary course of business and consistent with past practice, issue any debt securities or assume, guarantee or endorse the obligations of any other person, except for immaterial amounts; (ii) except in the ordinary course of business and consistent with past practice, make any loans, advances or capital contributions to, or investments in, any other person (other than to or in the Company or its subsidiaries or customary loans or advances to employees in amounts not material to the maker of such loan or advance); (iii) pledge or otherwise encumber shares of capital stock of or other ownership interests or equity equivalents in the Company or any of its subsidiaries; or (iv) except in the ordinary course of business and consistent with past practice, mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material lien thereupon; (e) with certain exceptions, acquire, sell, license, lease or dispose of any assets outside the ordinary course of business which in the aggregate are material to the Company; (f) change any of the accounting principles or practices used by it; (g) (i) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any interest therein; (ii) enter into any partnership, joint venture or similar agreement or arrangement or any contract or agreement other than in the ordinary course of business consistent with past practice; (iii) authorize any new capital expenditure(s) which, individually, is in excess of $50,000 or, in the aggregate, are in excess of $100,000; or (iv) amend or modify any material existing agreement, arrangement, or understanding which would increase the obligations or impair or diminish the rights of the Company or any of its subsidiaries in any material respect; and (h) with certain exceptions, pay, discharge or satisfy any claims, liabilities, or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business consistent with past practice.

     The Merger Agreement further provides that the Company will not solicit, initiate or encourage submission of, proposals or offers from any person relating to any acquisition or purchase of all or a substantial portion of the assets of, or any equity interest in, the Company or any of its subsidiaries or any business combination with the Company or any of its subsidiaries or, except to the extent required by fiduciary obligations under applicable law, participate in any negotiations regarding, or furnish to any other person any information with respect to, or encourage, any effort or attempt by any other person to do so or seek any of the foregoing.


     Termination; Amendment. The Merger Agreement may be terminated at any time prior to the Effective Time, whether prior to or after approval by the stockholders of the Company: (a) by mutual written consent duly authorized by the Boards of Directors of Transworld and the Company; (b) by the Board of Directors acting on behalf of the Company, if (a) a corporation, partnership, person or other entity or group shall have made a bona fide proposal that the Board of Directors believes, in good faith after consultation with its outside legal counsel and financial advisors, is more favorable to the Company's stockholders than the Merger (a "Superior Proposal") and (b) Transworld does not make, within five business days of Transworld's receiving notice of such third-party proposal, an offer that the Board of Directors believes, in good faith after consultation with its outside legal counsel and financial advisors, is at least as favorable to the Company's stockholders as such Superior Proposal; (c) by Transworld if the Board of Directors shall have withdrawn or modified in a manner adverse to Transworld or IMH its approval or recommendation of the Merger Agreement or the Merger or shall have approved or recommended another offer or proposal; (d) by either Transworld or the Company if the Merger shall not have been consummated by July 31, 1997; (e) by either Transworld or the Company, if at the Special Meeting, the stockholders of the Company fail to approve and adopt the Merger Agreement and the Merger; (f) by either Transworld or the Company if a United States or state governmental authority, agency or commission or United States or state court of competent jurisdiction shall have issued an order, decree or ruling permanently restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or action shall have become final and non-appealable; (g) by

Transworld, if the Company shall breach or fail to perform in any material respect any of its material covenants or agreements contained in the Merger Agreement, or by the Company, if Transworld or IMH shall breach or fail to perform in any material respect any of their respective material covenants or agreements contained in the Merger Agreement and (h) by Transworld, whether prior to or after approval by the stockholders of the Company, if Transworld's lenders shall not have approved the Merger and loaned to Transworld the funds necessary for Transworld to consummate the Merger by July 31, 1997.


     The Merger Agreement may be amended by the parties thereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger Agreement by the stockholders of the Company, no amendment may be made which would change the Merger Consideration into which each Share shall be converted upon consummation of the Merger. If the Company were to amend the Merger Consideration, it would resolicit stockholder approval of the Merger Agreement.

     Payment for Shares. Prior to the Effective Time, Transworld will designate a commercial bank or trust company to act as agent (the "Paying Agent") for the purpose of receiving certificates representing Shares and paying the Merger Consideration therefor. At or prior to the Effective Time, Transworld will deposit in trust with the Paying Agent the funds necessary to pay the Merger Consideration for Shares converted by reason of the Merger. Promptly after the Effective Time, the Company, as the surviving corporation, will cause the Paying Agent to send to each holder of record of Shares at the Effective Time a letter of transmittal in customary form for use in such exchange.

     Each holder of Shares that have been converted into a right to receive the Merger Consideration, upon surrender to the Paying Agent of a certificate or certificates representing such Shares, together with a properly completed letter of transmittal covering such Shares, will be entitled to receive the Merger Consideration payable in respect of such Shares. After the Effective Time, each such certificate will, until so surrendered, represent for all purposes only the right to receive such Merger Consideration.

     If any portion of the Merger Consideration is to be paid to a person other than the registered holder of the Shares represented by the certificate or certificates in exchange therefor, it is a condition to such payment that the certificate or certificates surrendered will be properly endorsed or otherwise be in proper form for transfer and that the person requesting such payment will pay to the Paying Agent any transfer or other taxes required as a result of such payment to a person other than the registered holder of such Shares or establish to the satisfaction of the Paying Agent that such tax has been paid or is not payable.

     After the Effective Time, there will be no further registration of transfers of Shares outstanding prior to the Effective Time. If, after the Effective Time, certificates representing Shares outstanding prior to the Effective Time are presented to the Company, as the surviving corporation, they will be cancelled and exchanged for the Merger Consideration.

     Any portion of the funds deposited with the Paying Agent that remains unclaimed by the holders of Shares one year after the Effective Time will be returned to the Company, as the surviving corporation, upon demand, and any such holder who has not exchanged his Shares for the Merger Consideration prior to that time will thereafter look only to the Company for payment of the Merger Consideration in respect of his Shares, but shall have those rights against the Company as may be accorded to general creditors under applicable law. Any portion of the funds remaining unclaimed by holders of Shares as of a date which is immediately prior to such time as such portion would otherwise escheat to or become property of any governmental entity will, to the extent permitted by applicable law, become the property of the Company free and clear of any claims or interest of any person previously entitled thereto.

FINANCING OF THE MERGER

     Transworld will use available working capital to fund the Merger Consideration of approximately $2.8 million in the aggregate and expenses of approximately $1.7 million relating to the Merger. The Company will pay the approximately $1.6 million (including $1 million payable to NatWest, $600,000 of which has already been paid) in expenses relating to the Merger from internally generated cash and, to the extent that is not sufficient, the Company may be required to borrow additional amounts from Transworld.

     It is a condition to the obligation of Transworld and IMH to effect the Merger that Transworld's lenders shall have consented to the Merger, shall have amended Transworld's credit agreement to permit the Merger and shall have loaned to Transworld the funds necessary for Transworld to consummate the Merger. The consummation of the Merger Agreement is also subject to a number of other conditions. See "Conditions, Representations and Covenants" above in this section. There can be no assurance that these conditions will be satisfied or waived or that the Merger will be consummated. If the Merger is not consummated, Transworld and its subsidiaries (a) will own 49% of the outstanding Shares and an option which entitles it to purchase an additional 746,713 Shares and (b) would, if it were to exercise its option, be able to elect all of the members of the Board of Directors and to approve or disapprove any matter submitted to a vote of the stockholders, including certain fundamental corporate transactions requiring stockholder approval.

EXPENSES

     If the Merger Agreement is terminated for any reason other than (a) by mutual agreement, (b) a governmental order or decree prohibiting the Merger, (c) a failure by Transworld to satisfy the financing condition or (d) a material breach of the Merger Agreement by Transworld or IMH, then the Merger Agreement provides that the Company will reimburse Transworld and IMH for all reasonable out-of-pocket expenses and fees in connection with any of the transactions contemplated between Transworld and the Company. If the Merger Agreement is terminated as a result of a material breach by Transworld or IMH, and the Company is not in material breach of the Merger Agreement, the Merger Agreement provides that Transworld will reimburse the Company for all reasonable out-of-pocket fees and expenses in connection with the Merger. Other than as specified in the preceding two sentences, the Merger Agreement provides that all costs and expenses incurred in connection with the Merger and other transactions will be paid by the party incurring them.

  The Company


     The Company estimates that it will incur approximately $2 million in expenses in connection with the Merger, including: investment banking fees of $1 million ($600,000 of which has already been paid); Securities and Exchange Commission filing fees of $2,800; legal fees and expenses of approximately $675,000; accounting fees of approximately $200,000; and printing and mailing costs of approximately $100,000.


  Transworld


     Transworld estimates that it will incur approximately $1.7 million in expenses in connection with the Merger, including: investment banking fees of $650,000; Federal Trade Commission ("FTC") filing fees of $45,000; legal fees of approximately $750,000; and accounting fees of approximately $250,000.


ANTITRUST MATTERS

     The Merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, which provides that certain acquisition transactions may not be consummated until certain information has been furnished to the Antitrust Division of the Department of Justice ("Antitrust Division") and the FTC, and specified waiting period requirements have been satisfied. On May 29, 1997, the FTC notified the Company and Transworld that the termination of such waiting period became effective as of that date.

HEALTHCARE REGULATORY APPROVALS

     New applications or notifications to the Boards of Pharmacies will be required in most states in connection with the issuance by the Company to Transworld of 49% of the outstanding Shares and/or in connection with the consummation of the Merger. In addition, upon consummation of the Merger, the Company will be required to notify certain state Medicaid agencies, as well as the federal Medicare agency, in order to re-apply for new state Medicaid provider numbers and Medicare licensure, respectively. The

Company is also required to notify the Drug Enforcement Agency and the National Association of Boards of Pharmacy.

APPRAISAL RIGHTS OF DISSENTING STOCKHOLDERS

     Record holders of Shares are entitled to appraisal rights under Section 262 ("Section 262") of the Delaware General Corporation Law (the "DGCL") in connection with the Merger. The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by reference to the full text of Section 262, which is reprinted in its entirety as Annex II to this Proxy Statement. Except as provided by Section 262, holders of Shares will not be entitled to appraisal rights in connection with the Merger. Any stockholder of record who wishes to exercise appraisal rights should review the following discussion and Annex II carefully, because failure to comply in a timely and proper manner with the procedures specified in Section 262 may result in the loss of appraisal rights under the DGCL. Any stockholder having questions in respect of his rights under Section 262 should consult with his legal counsel.

     Under the DGCL, if the Merger is consummated, record holders of Shares who follow the procedures set forth in Section 262 and who have not voted in favor of the Merger will be entitled to have their Shares appraised by the Court of Chancery of the State of Delaware (the "Court") and to be paid, in lieu of the Merger Consideration, the "fair value" of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by the Court.

     Stockholders of record who desire to exercise their appraisal rights must satisfy all of the following conditions. Holders of Shares are not required to vote such shares against the Merger in order to obtain rights of appraisal with respect to such Shares but such stockholders must not vote their Shares in favor of the Merger Agreement. A holder of Shares wishing to exercise appraisal rights must deliver to the Company, before the vote on the adoption of the Merger Agreement at the Special Meeting, a written demand for appraisal of such holder's Shares. This written demand for appraisal of Shares must be in addition to and separate from any proxy or vote against, or abstention from voting with respect to, the Merger Agreement. Voting against or abstaining from voting on, failing to return a proxy with respect to, or failing to vote on the Merger Agreement will not constitute a demand for appraisal within the meaning of
Section 262.

     A stockholder must not vote for adoption of the Merger Agreement if he intends to preserve his appraisal rights. A vote in favor of the adoption of the Merger Agreement will constitute a waiver of any previously filed demand for appraisal. Thus, holders of Shares who sign and return the proxy card enclosed with this Proxy Statement with instructions to vote in favor of the adoption of the Merger Agreement or, since proxy cards returned without instructions will be voted in favor of the adoption of the Merger Agreement, with no instruction to vote against or abstain from voting with respect to the Merger will not be entitled to appraisal rights with respect to such Shares. A stockholder's failure to vote against the adoption of the Merger Agreement will not constitute a waiver of his appraisal rights.

     A holder of Shares wishing to exercise appraisal rights must hold such Shares of record on the date the written demand for appraisal is made and must continue to hold such Shares through the Effective Time. Only a holder of record of Shares is entitled to assert appraisal rights for the Shares registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record fully and correctly, as the holder's name appears on the stock certificate(s).

     If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand for appraisal should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. However, absent an indication to the contrary, the Company will consider a demand executed by or for one joint owner to be effective with respect to all joint owners. An authorized agent, including one for two or more joint owners, may execute the demand for appraisal on behalf of a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for such owner or owners. A record holder such as a broker who holds Shares as nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand should set forth the number of Shares as to which appraisal is sought. Where no number of Shares is expressly mentioned, the demand will be presumed to cover all Shares held in the name of the record owner. Holders who hold their Shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such nominee.

     All written demands for appraisal of Shares should be sent or delivered to Health Management, Inc., 1371-A Abbott Court, Buffalo Grove, Illinois 60089,
Attention: Secretary, so as to be received before the vote on the adoption of the Merger Agreement at the Special Meeting.

     Within 10 days after the Effective Time, the Company, as the surviving corporation, must send a notice as to the effectiveness of the Merger to each person who has satisfied the appropriate provisions of Section 262. Within 120 days after the Effective Time, but not thereafter, the Company, as the surviving corporation, or any holder of Shares entitled to appraisal rights under Section 262 who has complied with the foregoing procedures, may file a petition in the Court demanding a determination of the value of the Shares held by all such stockholders. The Company is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the value of the Shares. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time prescribed in
Section 262. If no stockholder were to file such petition within the period specified, all rights to appraisal would cease, and all holders of Shares (other than Transworld and its subsidiaries) would thereupon be entitled to receive the Merger Consideration.

     Within 120 days after the Effective Time, any record holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Company, as the surviving corporation, a statement setting forth the aggregate number of Shares not voted in favor of the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such written statement must be mailed within 10 days after a written request therefor has been received by the Company or within 10 days after expiration of the period for delivery of appraisal demands, whichever is later.

     Upon the filing of any petition by a stockholder in the Court, service of a copy thereof must be made upon the Company, and the Company must, within 20 days after such service, file in the office of the Register in Chancery of the State of Delaware (the "Register in Chancery") in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for the Shares and with whom agreements as to the value of their Shares have not been reached by the Company. If a petition for appraisal is timely filed, the Court will fix a time and place for the hearing of such petition, and, if so ordered by the Court, the Register in Chancery will give notice of such hearing to the Company and the stockholders shown on the verified list provided by the Company. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. At the hearing on such petition, the Court will determine the holders of Shares who have complied with Section 262 and who have become entitled to appraisal rights. The Court may require such stockholders to submit the certificates evidencing their Shares to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with this direction, the Court may dismiss the proceedings as to him.

     After determining the stockholders entitled to an appraisal, the Court will appraise the Shares, determining the "fair value" of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining the fair value, the Court may consider all relevant factors, including the rate of interest which the Company would have had to pay to borrow money during the pendency of the proceeding. The Company will be required to make payment of the appraised value of the Shares, together with interest, if any, to the stockholders entitled thereto upon the surrender to it of the certificate or certificates evidencing the Shares. Holders considering seeking appraisal should be aware that the fair value of their Shares as determined under Section 262 could be more than, the same as or less than the value of the

Merger Consideration that they would otherwise receive if they did not seek appraisal of their Shares. The Company reserves the right to assert in any appraisal proceeding that, for purposes of Section 262, the "fair value" of the Shares is less than the Merger Consideration.

     The costs of the appraisal proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable. Upon application of a stockholder entitled to appraisal, the Court may also order that all or a portion of the expenses incurred by any holder of Shares in connection with an appraisal, including, without limitation, reasonable attorney's fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all of the Shares entitled to appraisal. No appraisal proceeding in the Court will be dismissed with respect to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     Any holder of Shares who has duly demanded an appraisal in compliance with
Section 262 will not, after the Effective Time, be entitled to vote the Shares subject to such demand for any purpose or be entitled to receive payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time).

     If any holder of Shares who demands appraisal under Section 262 fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the DGCL, the Shares of such holder will be converted into the right to receive the Merger Consideration in accordance with the Merger Agreement. A holder of Shares entitled to appraisal will fail to perfect, or effectively lose, the right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. A holder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger at any time within 60 days after the Effective Time or after such 60-day period with the written approval of the Company.

     FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

FEDERAL INCOME TAX CONSEQUENCES

     The receipt of Merger Consideration for Shares will be a taxable transaction for Federal income tax purposes (and may also be a taxable transaction for state, local, foreign or other tax purposes). Each stockholder will recognize gain or loss equal to the difference between his adjusted tax basis for the Shares surrendered and the amount of cash received therefor. In general, if the Shares are held as capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the stockholder has a holding period for its Shares of more than one year as of the Effective Time. The foregoing may not apply to Shares acquired upon the exercise of employee stock options or otherwise as compensation.

     Unless a holder of Shares entitled to receive the Merger Consideration complies with certain reporting and certification procedures, or otherwise demonstrates to the satisfaction of the Paying Agent that it is an exempt recipient under applicable withholding provisions of the Internal Revenue Code and the Treasury regulations promulgated thereunder, such holder may be subject to Federal backup withholding at the rate of 31% with respect to the Merger Consideration that such holder is entitled to receive. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to 31% backup withholding will be reduced by the amount of tax withheld.

     THE TAX DISCUSSION SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY. IN VIEW OF THE INDIVIDUAL NATURE OF TAX CONSEQUENCES, EACH STOCKHOLDER IS URGED TO CONSULT HIS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE MERGER TO HIM, INCLUDING THE EFFECT AND APPLICABILITY OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

ACCOUNTING TREATMENT

     The Company has been advised by Transworld that the Merger will be accounted for by Transworld as a "purchase" under generally accepted accounting principles.

                          MARKET PRICES AND DIVIDENDS

     The following table sets forth the range of high and low bid prices of the Shares for the periods indicated, as quoted on NASDAQ. The Shares were quoted on the NASDAQ National Market System until March 11, 1997, on which date quotation of the Shares was commenced on the NASDAQ SmallCap Market(SM), because the Company no longer met the maintenance criteria for the NASDAQ National Market System.


                                                              HIGH      LOW
                                                              ----      ---
Fiscal Year Ended April 30, 1996:
  First Quarter.............................................  18-3/8    10-5/8
  Second Quarter............................................  14-3/4    11
  Third Quarter.............................................  14-1/2    10-3/4
  Fourth Quarter............................................  12-3/8     2-3/8
Fiscal Year Ended April 30, 1997:
  First Quarter.............................................   6-1/4     2-13/16
  Second Quarter............................................   5-1/4     2-7/8
  Third Quarter.............................................   2-3/16      5/8
  Fourth Quarter............................................   1-1/4       5/32
Fiscal Year Ending April 30, 1998:
  First Quarter (through June 11, 1997).....................     1/4       5/32



     Holders of Common Stock are entitled to dividends when, as and if declared by the Board of Directors out of funds legally available therefor. The Company has never paid cash dividends on its Common Stock. The Company's Credit Agreement restricts the ability of the Company to pay dividends on the Shares and the Merger Agreement provides that the Company will not, prior to the Effective Time of the Merger, declare or pay any cash or stock dividends. See "The Merger--Summary of the Merger Agreement-Conditions, Representations and Covenants". On November 13, 1996, the last trading day prior to the announcement that the Company had entered into the Merger Agreement, the closing price of the Shares was $2.25 per Share. Under the Merger Agreement executed on November 13, 1996, the cash consideration to be paid to the stockholders of the Company upon consummation of the Merger was $2.00 per Share. On January 13, 1997, the last trading day prior to the announcement that the Company had entered into the January Amendment, the closing price of the Shares was $1.25 per Share. Under the January Amendment, the cash consideration to be paid to the stockholders was reduced from $2.00 to $1.50 per Share in cash. On March 26, 1997, the last trading day prior to the announcement that the Company had entered into the March Amendment to the Merger Agreement, the closing price of the Shares was $0.15625 per share. Pursuant to the March Amendment to the Merger Agreement, the cash consideration to be paid to the stockholders was reduced from $1.50 to $0.30 per Share in cash. On June 11, 1997, the closing price of the Shares was $0.25 per Share.



As of June 4, 1997, there were 18,294,474 Shares outstanding held by 362 owners of record.

         SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS


     The following table sets forth information with respect to the beneficial ownership of Shares as of June 11, 1997, by (a) each person known by the Company to own more than 5% of the Shares (this being the only class of voting securities now outstanding), (b) the directors and certain executive officers of the Company and (c) all current directors and executive officers of the Company as a group:


                                                                             AMOUNT AND
                                                                              NATURE OF
                                                                             BENEFICIAL     PERCENTAGE
      NAME OF BENEFICIAL OWNER             ADDRESS OF BENEFICIAL OWNER        OWNERSHIP      OF CLASS
      ------------------------             ---------------------------       -----------    ----------
IMH Acquisition Corp.                    75 Terminal Avenue                   9,711,005(1)     51.0%
                                         Clark, New Jersey 07066
Clifford E. Hotte                        51 Prospect Road                     1,006,432(2)      5.5%
                                         Center Port, New York 11721
Lloyd N. Myers                           11 Rosemont Lane                       205,760(3)      1.1%
                                         Pittsburgh, Pennsylvania 15217
James R. Mieszala                        c/o 1371-A Abbott Court                133,333(4)        *
                                         Buffalo Grove, Illinois 60089
Robert C. Clifton                        26 Hermitage Street                     11,666(5)        *
                                         Wading River, New York 11792
Andre C. Dimitriadis                     c/o 1371-A Abbott Court                 39,500(6)        *
                                         Buffalo Grove, Illinois 60089
Michael R. Norman                        8 Old Field Woods Road                     400           *
                                         Seatauket, New York 11733
W. James Nicol                           c/o 1371-A Abbott Court                    -0-           *
                                         Buffalo Grove, Illinois 60089
D. Mark Weinberg                         c/o 1371-A Abbott Court                 10,000(7)        *
                                         Buffalo Grove, Illinois 60089
Dr. Timothy J. Triche                    c/o 1371-A Abbott Court                 10,000(8)        *
                                         Buffalo Grove, Illinois 60089
Drew Bergman                             9 Cornell Place                          1,016           *
                                         Merrick, New York 11566
All Current Directors and Officers as                                           204,499         1.1%
  a Group (5 Persons)(4)(5)
  (6)(7)(8)

---------------
 *  Less than one percent (1.0%)

(1) Includes 746,713 Shares issuable upon exercise of the Transworld Option with an exercise price of $1.00 per Share. Does not include 264,532 Shares (based on the Company's calculations) into which the subordinated convertible note acquired by Hyperion Partners II, L.P., the principal stockholder of Transworld, from Caremark, Inc. is currently convertible.

(2) Does not include Shares beneficially owned by Virginia Belloise, Clifford E. Hotte's wife.

(3) Does not include 3,395 Shares held by Benjamin Dines TTEE Lloyd E. Myers Descendants Trust U/A dated September 13, 1994, in trust for Lauren Myers and Zachary Myers.

(4) Includes 133,333 Shares subject to options with an exercise price that exceeds the Merger Consideration.

(5) Includes 11,666 Shares subject to options with an exercise price that exceeds the Merger Consideration.

(6) Includes 18,500 Shares subject to options with an exercise price that exceeds the Merger Consideration. Does not include 4,000 Shares which Mr. Dimitriadis will be entitled to receive upon consummation of the Merger; the rights to which Shares were to vest on the fifth anniversary of the date on which Mr. Dimitriadis was elected to the Board of Directors, but which vesting accelerates upon a merger of the Company.

(7) Includes 10,000 Shares subject to options with an exercise price that exceeds the Merger Consideration.

(8) Includes 10,000 Shares subject to options with an exercise price that exceeds the Merger Consideration.

                            SELECTED FINANCIAL DATA

     The following selected consolidated financial information for the nine months ended January 31, 1997 and January 31, 1996 (unaudited) and for the five fiscal years ended April 30, 1996 is derived from the consolidated financial statements of the Company. The Company's annual financial statements were audited by BDO Seidman, LLP, independent certified public accountants, whose report with respect to the financial statements covering the three fiscal years ended April 30, 1996 appears elsewhere herein. Such report was modified with respect to the Company's ability to continue as a going concern.

     This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere herein. As previously reported, the selected financial data for the year ended April 30, 1995 has been restated. See the Company's Amended Annual Report on Form 10-K/A-3 for the year ended April 30, 1995, as filed with the Securities and Exchange Commission on June 5, 1997.

                            HEALTH MANAGEMENT, INC.
                                (CONSOLIDATED)

                                NINE MONTHS ENDED
                                   JANUARY 31,                    YEARS ENDED APRIL 30,
                               -------------------   ------------------------------------------------
                                   (UNAUDITED)
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                 1997       1996       1996      1995      1994      1993      1992
                               --------   --------   --------   -------   -------   -------   -------
Income Statement Data
Revenues.....................  $120,030   $118,370   $158,860   $88,456   $44,250   $26,393   $14,594
Gross profit(1)..............    22,805     28,247     38,636    24,748    15,606     9,023     4,822
  Selling....................     4,190      3,627      4,650     2,898     1,847     1,324       642
  Provision for Doubtful
     Accounts(1)(2)..........    15,493     13,267     14,715     7,978     1,781       705       132
  G&A........................    20,031     17,661     24,324    10,649     5,428     3,458     2,092
  Unusual Charges(1)(2)......     4,213      5,600      5,600        --        --        --        --
Total Operating Expenses.....    43,927     40,155     49,289    21,525     9,056     5,487     2,866
Operating income (loss)......   (21,122)   (11,908)   (10,652)    3,223     6,549     3,536     1,956
Settlement Costs(3)..........     7,375         --         --        --        --        --        --
Income (Loss) Before Income
  Taxes......................   (31,251)   (13,846)   (13,332)    3,287     6,752     3,488     1,831
Net income (loss)............   (31,348)    (8,175)   (10,927)    1,946     4,001     2,207     1,066
Net income (loss) per share
     --primary...............     (3.15)     (0.87)     (1.16)  $  0.21   $  0.54   $   .38   $   .23
     --fully diluted.........     (3.15)     (0.87)     (1.16)  $  0.21   $  0.53       .35       .22
Weighted Average number of
  Shares outstanding
     --primary...............     9,940      9,400      9,415     9,408     7,383     5,884     4,599
     --fully diluted.........     9,940      9,400      9,415     9,421     7,594     6,309     5,076
Book Value per Share.........  $   0.77   $   4.30   $   4.01   $  5.17   $  4.84   $  1.61   $   .52
Ratio of Earnings
(Losses) to Fixed
  Charges(4).................     (10.3)      (4.2)      (2.8)     13.2      77.7      21.0      13.0

---------------
(1) Unusual charges reflected in the fiscal year 1996 and nine months ended January 31, 1996 include $3,600,000 for costs associated with organizational consolidation and other cost reduction programs and $2,000,000 for professional fees related to litigation and restatements of fiscal 1995 financial statements. Additionally, a $2,840,000 charge for the write-off of medical device inventory was recorded to cost of sales, thereby reducing gross profit and, an $8,400,000 additional increase was recorded to the provision for doubtful accounts.

(2) Unusual charges for the nine months ended January 31, 1997 include $1,400,000 for costs associated with overpayments from New York State Medicaid and approximately $2,813,000 relating to costs and other expenses related to the closing or sale of three retail pharmacies, including a goodwill write-off of approximately $2,400,000. Additionally, the provision for doubtful accounts was increased by $10 million.

(3) Settlement costs reflected in the nine months ended January 31, 1997 relate to estimated costs for the proposed settlement of the stockholder class action suit, $7,200,000, and the estimated costs associated with settlement of the derivative actions, $175,000. There can be no assurance that such litigation will be settled for such amount or that such reserves will be sufficient to satisfy such liabilities. See Note 6 to the Condensed Consolidated Financial Statements included elsewhere herein relating to a subsequent proposed reduction in the stockholder class action settlement to $4.55 million.


(4) Losses did not cover fixed charges for the nine months ended January 31, 1997 and January 31, 1996 and the fiscal year ended April 30, 1996 to the extent of $28.5 million, $11.2 million and $9.8 million, respectively. These results arise from circumstances more fully described in "Management's Discussion and Analysis of Financial Condition and Results of Operations".


                                       AS OF
                                    JANUARY 31,                  AS OF APRIL 30,
                                    -----------   ----------------------------------------------
                                    (UNAUDITED)
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                       1997        1996      1995      1994      1993      1992
                                    -----------   -------   -------   -------   -------   ------
Balance Sheet Data
Total Assets......................   $ 78,455     $95,916   $88,690   $52,418   $17,158   $6,842
Working Capital...................    (19,496)      2,492    12,486    32,013     8,946    2,158
Long term debt, including current
  maturities......................     32,354      32,752    26,326       256       521      730
Stockholders' equity..............     14,104      37,363    48,171    44,096     9,755    2,372

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The consolidated financial statements for the nine months ended January 31, 1997 included herein are unaudited and include all adjustments which, in the opinion of management, are necessary for a fair presentation of the results of operations of the interim period pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These condensed financial statements should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended April 30, 1996. The results of operations for the interim periods are not necessarily indicative of the operating results for the whole year.

SPECIAL CONSIDERATIONS

     The Company's business is subject to a number of special considerations, such as industry trends, certain risks inherent in the business and the Company's recent events.


     Financial Condition. On February 27, 1996, the Company announced that in the course of an internal investigation it had discovered certain accounting irregularities, that it intended to write down accounts receivable and inventory assets, that the Company may have to restate its financial statements and that it had accepted the resignation of Clifford E. Hotte as Chairman of the Board and Chief Executive Officer. Thereafter, on April 30, 1996 the Company filed with the Securities and Exchange Commission restated financial statements for the fiscal year ended April 30, 1995 and for each of the fiscal quarters contained therein, including the fiscal quarters ended July 31, 1994, October 31, 1994 and January 31, 1995; and for the fiscal quarters ended July 31, 1995 and October 31, 1995. As a result of the restatements and special charges recorded in the Company's financial statements for the fiscal years 1995 and 1996, the Company recorded significant charges to its balance sheet including reductions in the Company's working capital, retained earnings and stockholders' equity. The Company was in default under its Credit Agreement with Chase Manhattan Bank, N.A., as agent and lender. This senior debt, the principal amount of which aggregated approximately $28,300,000, was acquired by Transworld on November 13, 1996, the date on which Transworld entered into the Stock Purchase Agreement and the Merger Agreement with the Company. Also, on November 13, 1996, Transworld agreed to forbear until December 12, 1996 from exercising any remedies under such bank debt and agreed, in its discretion, to loan the Company up to an additional $3,000,000 under the Company's revolving credit facility. As of December 12, 1996, the Forbearance Agreement was further extended until December 23, 1996 and the availability under the Company's revolving credit facility was further increased by up to an additional $2,000,000, subject to certain conditions and at the discretion of Transworld. At the closing of the Stock Purchase Agreement, of the $8,964,292 of cash proceeds, $4,649,285 was applied to repay all loans of Transworld to the Company from November 13, 1996 through January 13, 1997 and $107,248 was applied toward interest on amounts covered under the Credit Agreement. Since that time the revolving credit facility has been frozen; however, Transworld has continued to extend the Forbearance Agreement in short-term intervals, currently expiring July 15, 1997. There are no assurances that Transworld will continue to extend the Forbearance Agreement and, if no such extension is granted, it is likely that the Company will seek protection under the Federal bankruptcy laws. See "Special Factors -- Background of the Merger".


     In addition, Hyperion Partners II, L.P., the majority stockholder of Transworld, acquired the obligations of the Company due to Foxmeyer Drug Co., Bindley Western, Inc. and Caremark, Inc. which, in the aggregate, amount to approximately $18.2 million. Hyperion has agreed to contribute the obligations purchased from Foxmeyer Drug Co., and Bindley Western Inc. to Transworld in exchange for stock of Transworld.

     There have been no improvements in the lines of credit available to the Company as a result of entering into and consummating the Stock Purchase Agreement and entering into the Merger Agreement.

     As a result of the restatement of the Company's first and second quarters of fiscal 1997 and the special charges recorded in the third quarter of fiscal 1997, the Company has recorded significant additional charges to its balance sheet including reductions of the Company's working capital, retained earnings and stockholders' equity.


     Significant Litigation. The Company has been named as a defendant in a consolidated stockholder class action lawsuit and as a nominal defendant in two derivative suits. No assurances can be given as to the outcome of such litigation and the effect on the financial condition or future results of operations of the Company. With respect to the consolidated stockholder class action lawsuit, the Company entered into a Stipulation of Partial Settlement with the plaintiffs' counsel and on September 18, 1996 such Stipulation of Partial Settlement received preliminary court approval (the "Original Settlement"). The Original Settlement provided for, among other things, the payment by the Company of $2,000,000 in cash, the issuance of 2,200,000 shares of Common Stock and warrants to purchase 2,200,000 shares of Common Stock. On December 19, 1996 the Company entered into an Amended Stipulation of Partial Settlement providing for, among other things, a $7,200,000 cash payment. Preliminary approval of the Amended Stipulation of Partial Settlement was granted by the U.S. District Court for the Eastern District of New York, on December 20, 1996. As a condition to Transworld's obligation to consummate the Merger, the Amended Stipulation of Partial Settlement was further amended on April 23, 1997, to provide for a reduced cash settlement in the amount of $4,550,000, and final court approval of such amended settlement was received on June 9, 1997. The Restated Stipulation of Partial Settlement provides for the settlement of the lawsuit as against the Company of $4,550,000 in cash, of which $3,200,000 was paid into escrow at the time the Restated Stipulation of Partial Settlement was signed and will be released from escrow when the judgment entered by the Court becomes final. The remaining $1,350,000 is to be paid at the Effective Time. The Company is in the process of negotiating with its directors and officers' liability insurance carrier with respect to coverage for damages in connection with the stockholder class action lawsuit and any payments received from such carrier may reduce the Company's liability with respect to such settlement. After the Company announced that it would have to restate its financial statements for the first and second quarters of fiscal 1997, the Company and certain executive officers were named as defendants in a purported stockholder class action lawsuit. See "Business of the Company -- Legal Proceedings".


     Changes in Management. Effective May 1, 1996, W. James Nicol, an experienced health care executive, was named Chief Executive Officer and President of the Company, succeeding the office of the Chief Executive Officer of the Company which was formed when Clifford E. Hotte resigned in February 1996. James R. Mieszala, formerly of Caremark, Inc., who became president of Home Care Management, Inc., a wholly-owned operating subsidiary of the Company, in January 1996, was named Chief Operating Officer of the Company effective May 10, 1996. Paul S. Jurewicz, formerly of Caremark, Inc., who became Chief Financial Officer of the Company in December 1995 was also named the Executive Vice President of the Company in April 1996. Mr. Jurewicz resigned, effective January 10, 1997, to assume a new position. Mr. Nicol has assumed the additional duties of the Chief Financial Officer effective January 10, 1997 and the Company has recently retained outside financial consultants to provide support in the financial area.

     The Company has experienced substantial turnover of its senior management group over the past fourteen months and several of the Company's executive officers have been in their current position for only a limited period of time. The Company's future growth and success depends, in large part, upon its ability to obtain, retain and expand its staff of executive and professional personnel. Also, the Company's ability to successfully conclude the Transworld transaction may depend on its ability to retain its key personnel to manage through the transition. There can be no assurances that the Company will be successful in its efforts to attract and retain such personnel.

     Business Strategy. The Company's strategy, which it has been in the process of implementing since May 1996, is focused on the basic factors that could improve profitability: revenue generation, cost reduction, quality improvement and cash collections. To generate increased revenue, the Company is directing its marketing efforts towards improving its referral relationships in addition to developing new programs, developing relationships with payor organizations (including managed care organizations) and forging relationships with pharmaceutical companies requiring services such as clinical management, marketing, reimbursement and other services. Cost reduction efforts are focused on the consolidation of the Company's pharmacy locations and increasing efficiencies in reimbursement and distribution services. Management is also focused on improved cash collections through an emphasis on enhancing systems capabilities within the Company. However, much of senior management's attention this fiscal year has been focused on the normally routine task of sourcing product from its suppliers and this distraction was heightened substantially following the bankruptcy filing, on August 27, 1996, by its principal wholesaler. More recently, management has focused on the pursuit of the Transworld transaction. Throughout this period the Company has had inadequate financial resources to implement some of its strategy. Additionally, concerns about the Company's financial condition have resulted in declining customer referrals. While management believes the continued pursuit of its business strategy could improve the Company's operations and financial performance, no assurances can be given as to its ultimate success in view of the numerous distractions presently facing management and the Company's limited capital resources.

     Introduction of New Antipsychotic Drugs; Blood Monitoring. In October, 1996, Olanzapine, a new antipsychotic agent for the treatment of schizophrenia, was introduced into the market. The Company also expects several additional antipsychotic drugs to be introduced in the next year, based upon the recent history of such new products having been introduced into the market and the present pipeline of potential new products in various stages of the Food and Drug Administration review process. The Company anticipates providing these new drugs to schizophrenic patients as it broadens its Lifecare(TM) Program. Management believes that the introduction of Olanzapine has been a factor in the recent decline of the Company's Clozapine customer base (approximately 5% during the course of the third quarter of fiscal 1997) as physicians preferentially prescribe Olanzapine for treatment of schizophrenia. Because Olanzapine does not require weekly blood monitoring, and therefore is less costly than Clozapine, and because the relative efficacy of Olanzapine is still uncertain, the Company cannot predict the ultimate effect on its customer base and, in turn, its financial condition from the introduction of Olanzapine. The Company also cannot predict the effect on its financial condition of the introduction of other antipsychotic drugs.

     In addition, the Company's Clozaril Patient Management Business ("CPMB") contains multiple components including weekly blood draws to test for a side effect associated with Clozapine. The Company understands that the Food and Drug Administration may be contemplating a reduction in blood monitoring which, with no changes in the way that the Company participates in this market, could have a substantial negative impact on the Company's earnings and cash flow. See "Business of the Company -- Markets -- Schizophrenia".

     Goodwill and Other Long Lived Assets. At January 31, 1997, the Company had goodwill of approximately $30.8 million, or 39% of its total assets. A significant portion of the Company's goodwill relates to the CPMB. See "Introduction of New Antipsychotic Drugs; Blood Monitoring" above. It is the Company's policy to review the recoverability of goodwill and other long-lived assets periodically to determine if any impairment indicators are present. The evaluation of the recoverability of goodwill is significantly affected by estimates of future cash flows from each of the Company's market areas. If estimates of future cash flows from operations decrease, the Company may be required to write down its goodwill and other long-lived assets in the future. Any such writedown could have a material adverse effect on the financial position and results of operations of the Company. During the third quarter of fiscal 1997, the Company wrote off approximately $2.4 million of goodwill related to retail pharmacies closed or sold.

     Dilution. The Company's issuance of 8,964,292 shares of Common Stock to Transworld under the Stock Purchase Agreement at $1.00 per share resulted in substantial dilution of the Company's outstanding shares. An additional 746,713 shares of Common Stock could be issued to Transworld pursuant to an option with an exercise price of $1.00 per share issued in connection with the Stock Purchase Agreement. Additionally, the Caremark Convertible Subordinated Note acquired by Hyperion, the $3,000,000 principal amount and accrued interest (which at April 30, 1997 totalled approximately $140,000) of which may be converted into shares of Common Stock at Hyperion's option, if converted could also result in the issuance of additional shares of Common Stock. Based on the Company's calculations, as of April 30, 1997, the Note was convertible into approximately 264,532 shares of Common Stock at approximately $11.87 per share.

RESULTS OF OPERATIONS

  Nine months ended January 31, 1997 as compared to nine months ended January 31, 1996

     Revenues for the nine months ended January 31, 1997 were $120,030,137, an increase of $1,659,915, or 1.4%, in comparison to revenues for the nine months ended January 31, 1996. The increase in revenues was the result from internal growth from ongoing patient referrals from existing referral sources and the addition of new referral sources, partially offset by the following factors: (a) the reduction in reimbursement rates that occur when the pharmacy benefit is "carved out" from the major medical benefit and switched to a drug card plan at lower revenue rates; (b) the ongoing increase in the number of transplant patients receiving immunosuppressant drug benefits under Medicare due to the extension of Medicare coverage beyond the historical one year period post-transplant (Medicare reimbursement is at lower rates than indemnity insurance); (c) a decline in the number of patients served by the Company's CPMB (see "-- Special Considerations -- Introduction of New Antipsychotic Drugs; Blood Monitoring" above); (d) the implementation of the Company's decision to discontinue its modest retail pharmacy businesses; and (e) an increase in the accrual of contractual allowances.

     Gross profit margins were 19.0% for the nine months ended January 31, 1997, as compared to 23.9% for the comparable period in the prior year. The decrease in the gross profit rate reflects an overall reduction in reimbursement rates from third party payors, including pricing pressures exerted by managed care payors on the Company, as described above, even though the nine month period ended January 31, 1996, had been negatively impacted by the one time write-off of $2,840,000 of medical device inventory, without which the gross profit rate would have been 26.3%. In addition, the current period gross profit margin was negatively impacted by the following: (a) a one-time payment to Caremark, Inc. of approximately $525,000 to account for a working capital adjustment relating to the Company's acquisition of the Clozaril Patient Management Business recorded in the quarter ended October 31, 1996; (b) a delay in updated Medicare pricing for an immunosuppressant drug widely distributed by the Company and servicing its organ transplant patients for which the drug manufacturer raised its price which primarily affected the quarter ended October 31, 1996; (c) the retroactive reversal in the quarter ended January 31, 1997, by the vendor of discounts of approximately $450,000 recorded in prior fiscal 1997 periods presuming payment in accordance with specified terms, such amount being consented to by the Company in connection with Hyperion's purchase of the Foxmeyer accounts payable; (d) lost purchase discounts associated with drug purchases due to more unfavorable terms under which vendors placed the Company and (e) higher contractual allowances.

     Operating expenses for the nine months ended January 31, 1997 were $43,926,971, a net increase of $3,771,824 or 9.4% over the nine months ended January 31, 1996. The principal components of the net increase were:

          A $2.4 million increase in general and administrative expenses. This increase is primarily related to increased professional fees, including (a) $500,000 attributable to the retention of an investment banking firm to seek additional financing or the sale of the Company, and (b) increased legal, audit, tax return preparation and consulting fees.

          A $2.2 million increase in the provision for doubtful accounts. In the third quarter of fiscal 1997 and 1996 the Company evaluated the adequacy of the allowance for doubtful accounts, which caused an increased provision (change in estimate) of $10 million and $8.4 million in the third quarter of fiscal 1997 and 1996, respectively. The additional provision for doubtful accounts of $10 million in fiscal 1997 was the result of employee turnover and ineffective staff levels in the reimbursement function caused, in part, by the additional financial and operating strains on the Company and its management. The follow-up required to collect the Company's receivables, especially in the transplant patient business, which has been managed primarily in the Company's former New York corporate offices in Long Island, New York, suffered as a result of the inadequate staffing and other factors, primarily in the latter part of 1996 and early 1997. It was not practical to determine the potential impact on the first two quarters of fiscal 1997 of these factors.

          A $1.4 million decrease in unusual charges. During the nine months ended January 31, 1997, the Company provided (a) a $2.8 million charge ($2,400,000 of which relates to a write-off of goodwill) for the closing or sale of three retail pharmacies, which retail pharmacies no longer conformed to the Company's current focus and strategy and were immaterial to the Company's overall current and prospective operations, and (b) $1.4 million for costs associated with overpayments from New York State Medicaid. The fiscal 1996 charges of $5.6 million relate to the (a) costs associated with the organizational consolidation and other cost reduction programs ($3.6 million) and (b) professional fees related to the Company's litigation and restatements of fiscal 1995 financial statements ($2 million).

     Loss from operations for the nine months ended January 31, 1997 was ($21,122,303) compared to a ($11,907,882) loss in the comparable period last year. The primary reasons for this loss are the decline in gross profits and the increase in operating expenses described above.

     The Company incurred settlement costs of $7,375,000 during the nine months ended January 31, 1997 related to the estimated costs of the settlement of the stockholder class action litigation and derivative litigation. No similar costs were incurred during the same period in 1996.

     Interest expense for the nine moths ended January 31, 1997 was $2,753,932 an increase of $815,476 or 42.1% over the nine months ended January 31, 1996. The increase is attributable to increased borrowings and higher percentage rate of interest being paid on the senior debt.

     Loss before income taxes for the nine months ended January 31, 1997 was ($31,251,235) compared to a loss of ($13,846,338) for the nine months ended January 31, 1996. Expenses related to the additional $10 million provision for doubtful accounts; the costs associated with the closing or sale of the Company's three retail pharmacies; the estimated costs of the settlement of the stockholder class action litigation of $7.2 million and estimated costs associated with overpayments from New York State Medicaid of $1.4 million; increased interest expense and professional fees and lower margins generally throughout the nine month period were the primary reasons for the loss.

     Income taxes for the nine months ended January 31, 1997 are less than the statutory rate since the Company, in accordance with generally accepted accounting principles, did not record the benefit, if any, of the potential net operating loss carry forward because of the uncertainty of its future realization.

     The net loss for the nine months ended January 31, 1997 was ($31,347,877) compared to net loss of ($8,175,384) for the period ended January 31, 1996. The increase in the net loss was primarily a result of the increased costs discussed above, together with the tax benefit recorded in the nine months ended January 31, 1996 related to the tax benefit of a net operating loss carryback, which did not apply to a significant extent in the nine months ended January 31, 1997.

     Primary and fully diluted loss per common share for the nine months ended January 31, 1997 were ($3.15) compared to a loss per common share of ($0.87) for the nine months ended January 31, 1996. The weighted average number of shares outstanding used in the calculation of primary and fully diluted earnings per share were 9,939,574 for the nine months ended January 31, 1997 and 9,399,984 for the six months ended January 31, 1996.

  Year ended April 30, 1996 as compared to year ended April 30, 1995

     The Company's revenues were $158,859,638 for the year ended April 30, 1996, an increase of $70,403,610 or 79.6% over revenues of $88,456,028 for the year ended April 30, 1995. Revenues generated from the Company's acquisition of the Clozaril(R) Patient Management Business accounted for approximately $47,000,000 of the increased levels. Additional growth of approximately $6,000,000 was generated from the acquisition of the Arcade and Kaufmann businesses which were acquired on February 1, 1995 and therefore were reflected in the Company's financial statements for the entire fiscal year of 1996 as compared to only the fourth quarter of fiscal 1995. The remainder of the increase was derived from internal growth through the expansion of the Lifecare(TM) Program and new referral sources.

     Gross profit margins were 24.3% for the year ended April 30, 1996, a 3.7 percentage-point decline from 28.0% for the preceding fiscal year. The decrease in the gross profit rate was primarily attributable to the following factors:
(a) a $2,840,000 charge was recorded in the third quarter of fiscal 1996 for the write-down of medical device inventory; (b) a reduction in reimbursement rates that occurs when the drug benefit is carved out of the major medical benefit and is converted into a drug card, which generally provides for a lower reimbursement rate; and (c) the phase-in of a change in Medicare regulations extending immunosuppressant drug Medicare benefits to transplant patients for up to three years post-transplant, as opposed to the historical one year period, which results in lower reimbursement rates for such patients covered thereby as compared to those covered by commercial insurance carriers and other private payors. (See "Business of the Company -- Reimbursement -- Medicare and Medicaid"). Without the $2,840,000 charge, the gross profit margin would have been 26.1%. These decreases in gross profit margins were partially offset by the Clozaril(R) Patient Management Business, which currently generates a higher gross profit margin than the other segments of the Company's business and which recorded a gross profit of $15,940,480 or approximately 41% of the Company's overall gross profit in fiscal 1996. The erosion of the Company's gross profit margins is typical of recent healthcare industry trends and is attributable to the pricing pressure exerted by managed care organizations. The Company is attempting to minimize the further erosion of gross profit margins by reducing its costs of service and related support activities and increasing its volume through focused marketing efforts to spread its fixed costs over a larger patient base. There are no assurances that the Company will be successful in these efforts.


     Operating expenses for the fiscal year ended April 30, 1996 were $49,288,793, an increase of $27,763,604 or 129.0%, over operating expenses of $21,525,189 for the year ended April 30, 1995. $5,600,000 of this increase was attributable to unusual charges recorded during the third quarter of fiscal year 1996; $3,600,000 of the charge was attributable to costs associated with organizational consolidation and other cost reduction programs, which includes severance costs of approximately $1.3 million, a goodwill writedown charge of approximately $550,000 and a charge for the writeoff of assets of approximately $1 million and the accrual of lease termination costs of approximately $750,000; and $2,000,000 was associated with professional fees arising out of the Company's restatements, litigation, etc. The Company also increased the provision for doubtful accounts by $8,400,000 in the third quarter of fiscal 1996. This increased provision related primarily to the transplant patient business where collection efforts are more difficult and the Company's collection efforts were hampered by inadequate staffing levels and the requisite follow-up. These efforts are conducted primarily from the Company's former corporate offices in Long Island, New York, which has been particularly affected by employee turnover. It was not practical to determine the potential impact of the additional provision on the first two quarters of fiscal 1996. During 1996, the Company also wrote off approximately $12.6 million of receivables against the allowance for doubtful accounts, which were deemed to be uncollectible because of the age of the receivables and, in some cases, the collectibility period from third party payors had lapsed. Operating expenses year over year were also affected by the inclusion for the full year in fiscal 1996 of the Clozaril(R) Patient Management Business versus one month in fiscal year 1995 and by the inclusion for the full year in 1996 of the Arcade and Kaufmann business versus three months in the fiscal year 1995. The Clozaril(R) Patient Management Business was acquired on April 1, 1995. The full year inclusion of the Clozaril(R) Patient Management Business resulted in an increase in operating expenses of approximately $9,900,000.

     The operating loss for the fiscal year 1996 was ($10,652,683), a $13,875,501 change from the operating profit of $3,222,818 for the fiscal year 1995. The unusual and other charges recorded in the third quarter of fiscal year 1996 resulted in the operating loss for the year.

     Net interest expense for the year ended April 30, 1996 was $2,679,504 compared to net interest income of $63,761 in fiscal year 1995. The increase in interest expense was driven by the outstanding term loans associated with the CPMB acquisition and the borrowings under the Company's line of credit.

     Loss before income taxes for the year ended April 30, 1996 was ($13,332,187) compared to a $3,286,579 income level for the year ended April 30, 1995. The unusual and other charges recorded in the third quarter contributed significantly to the loss for fiscal 1996.

     The net loss for the year was ($10,927,341) compared to a net income of $1,946,188 for the fiscal year ended April 30, 1995. The net loss for the 1996 fiscal year was, in part, the result of the unusual and other charges recorded in the third quarter of this fiscal year. Also contributing to the net loss was a valuation allowance of approximately $2,500,000 to reserve for a deferred tax asset. The remaining unreserved deferred tax asset is the estimated benefit of a net operating loss carryback to the Company. Given the circumstances that led to the modification of the independent auditor's opinion, a valuation allowance was established for the deferred tax asset.

     Primary and fully diluted earnings per common share for the year ended April 30, 1996 were both a ($1.16) loss compared to earnings of $0.21 for the year ended April 30, 1995. The weighted average number of shares outstanding used in the calculation of primarily and fully diluted earnings per share were 9,414,500 for the year ended April 30, 1996 and 9,408,300 and 9,420,816, respectively, for the year ended April 30, 1995.

  Year ended April 30, 1995 as compared to year ended April 30, 1994

     The Company's revenues were $88,456,028 for the year ended April 30, 1995, an increase of $44,206,512, or 99.9%, over revenues of $44,249,516 for the year ended April 30, 1994. Revenues generated through the Company's acquisitions accounted for approximately $26,500,000 of the additional revenues, of which approximately $20,000,000 is attributable to the acquisition of the Murray Group. The balance of the increase in revenues was derived from internal growth resulting from the expansion of the Lifecare Program into new disease states and new referral sources.

     Gross profit margins were 28.0% for the year ended April 30, 1995, as compared to 35.3% for the year ended April 30, 1994. The decrease in gross profit margin was primarily attributable to the following factors: (a) increases in Betaseron revenues, which presently yields lower margins than have been historically achieved by the Company for other disease management programs; (b) reductions in the fixed fee reimbursement rates from certain state Medicaid programs (principally New York, which lowered its reimbursement by 10%); (c) the phase-in of a change in Medicare regulations extending immunosuppressant drug Medicare benefits to transplant patients for up to three years post-transplant, as opposed to the historical one year period, which results in lower reimbursement rates for such patients covered thereby as compared to those covered by commercial insurance carriers and other private payors; (d) and reduction of reimbursement rates that occur when the drug benefit is carved out from the major medical benefit and is switched to a drug card, which generally provides for a lower reimbursement rate.

     Operating expenses as a percentage of revenues increased to 24.3% for the year ended April 30, 1995, as compared to 20.5% for the year ended April 30, 1994. Total operating expenses were $21,525,189 for the year ended April 30, 1995, an increase of $12,468,650 over the year ended April 30, 1994. The increase was a result of the three factors. First, during the last quarter, the Company consummated three acquisitions which resulted in approximately $550,000 of expenses which were one time charges to operations. Second, expenses to increase the provision for doubtful accounts were approximately $5,800,000 higher for the fiscal year 1995. Third, to support the Company's continued expansion, selling and marketing efforts, expenses increased by approximately $1,051,000, while payroll related expense increased by approximately $2,600,000, with the balance of the increase being general operating expenses. Approximately $300,000 of the increased payroll expenses and approximately $300,000 of the increased general operating expenses were attributable to increased staffing, system development and training in the area of reimbursement as the Company directed greater effort toward decreasing its days sales outstanding.

     Operating income was $3,222,818 for the year ended April 30, 1995, a decrease of $3,326,699 or 50.8%, compared to operating income of $6,549,517 for the year ended April 30, 1994. This decrease is a result of decreases in gross profit margins and increases in the provisions for doubtful accounts in spite of significant revenue growth.

     Income before taxes was $3,286,579 for the year ended April 30, 1995, a decrease of $3,465,064 or 51.3%, compared to $6,751,643 for the year ended April 30, 1994.

     The effective tax rate for the year ended April 30, 1995 was 40.8%, an increase of 0.1 percentage points, compared to 40.7% for the fiscal year ended April 30, 1994.

     Net income was $1,946,188 for the year ended April 30, 1995, compared to $4,000,958 for the year ended April 30, 1994, a decrease of $2,054,770 or 51.4%.

     Primary and fully diluted earnings per common share for the year ended April 30, 1995 were $.21 and $.21, compared to $.54 and $.53 for the year ended April 30, 1994. The weighted average number of shares outstanding used in the calculation of fully diluted earnings per share was 9,420,816 and 7,593,465 for the years ended April 30, 1995 and April 30, 1994, respectively.

INFLATION

     Inflation did not have a material effect on the Company's results during the periods discussed.

LIQUIDITY AND CAPITAL RESOURCES

     The net decrease of $158,377 in the Company's cash and cash equivalents to $3,121,818 at January 31, 1997 was attributable to cash used in operating activities, debt repayments and capital expenditures offset by the additional equity from Transworld.

     Working capital at January 31, 1997 was a negative ($19,496,008), a decrease of $21,987,627 from April 30, 1996. Current assets decreased $12,827,075 due to a decrease in cash and cash equivalents of $158,377, a decrease in net accounts receivable of $8,079,990, an increase in inventories of $1,524,072, a decrease in a tax refund receivable of $6,709,924, an increase in deferred tax assets of $1,110,000 and a decrease in prepaid expenses of $512,856.

     Current liabilities increased $9,160,552 from April 30, 1996 principally due to an increase of $4,948,930 in accrued unusual charges and settlement costs, an increase in accrued expenses of $1,679,259, and increase in the current maturities of long term debt of $2,963,080 and decrease in accounts payable of $430,717. The increase in accrued unusual charges and settlement costs is primarily the result of the accrual of $7.4 million for the settlement of the stockholder class action and derivative suit litigation and the accrual of $1.4 million to settle overpayments from New York State Medicaid and the payment of approximately $3.9 million of such charges accrued as of April 30, 1996.


     On November 13, 1996, Transworld acquired the Company's outstanding bank debt, in the aggregate amount of $28,300,000, agreed to forbear until December 12, 1996 from exercising any remedies under such bank debt and agreed in its discretion to loan the Company up to an additional $3,000,000 under its revolving credit facility. As of December 12, 1996, the Forbearance Agreement was further extended until December 23, 1996 and the availability under the revolving line of credit was increased by up to an additional $2,000,000, subject to certain conditions and at the discretion of Transworld. Since that time, the Company has repaid to Transworld all principal amounts borrowed under the revolving credit facility since November 13, 1996 and the revolving credit facility has been frozen; however, Transworld has continued to extend the Forbearance Agreement in short-term intervals, currently expiring July 15, 1997.


     Also on November 13, 1996, the Company entered into the Stock Purchase Agreement. The closing of this transaction occurred on January 13, 1997. See "Special Factors -- Background of the Merger". Of the $8,964,292 received at that closing by the Company from Transworld, approximately $4.6 million was applied toward repayment of amounts loaned to the Company under the revolving credit facility subsequent to November 13, 1996, and approximately $.1 million was applied towards payment of outstanding interest under the Company's revolving credit facility. The Company also incurred expenses of approximately $.9 million in related costs. The remainder was used for general corporate purposes.

     The Company purchases its pharmaceuticals from wholesalers and, to a lesser degree, directly from pharmaceutical manufacturers. Its sources have established credit limitations and a few suppliers recently reduced their credit limitations with the Company. The Company's primary supplier, Foxmeyer Drug Company, filed for protection under the Federal bankruptcy laws on August 27, 1996 and has subsequently been acquired by McKesson Drug Company. There was no improvement in the lines of credit available to the Company as a result of entering into the Stock Purchase Agreement and Merger Agreement with Transworld and there has been no improvement in such relationship since the completion of the Stock Purchase Agreement. Although the Company has been able to maintain adequate product supply within established credit limitations, there can be no assurances that it will continue to be able to do so in the future. Such an inability would have a material adverse impact on the Company if alternative sources of product supply were inadequate.

     If the Company is unsuccessful in consummating the Merger Agreement with Transworld or Transworld refuses to continue to extend the Forbearance Agreement or if the Company is unsuccessful in continuing satisfactory relationships with its suppliers, it is probable that the Company will seek protection under the Federal bankruptcy laws.

                            BUSINESS OF THE COMPANY
GENERAL

     Health Management, Inc. was founded in 1986 as a home health care provider. In 1989, the Company made a strategic shift and began to concentrate on the provision of post-surgical pharmaceutical products and services to organ transplant patients. Currently, the Company is focused on the provision of integrated pharmaceutical management services to patients with chronic medical conditions which may be complicated by a higher risk of patient non-compliance with the prescribed pharmaceutical regimen, and to the health care professionals, pharmaceutical manufacturers and third-party payors involved in the care of such patients. Services offered include the distribution of prescription drugs, drug utilization review, patient compliance monitoring, psychosocial support and assistance in insurance coverage, verification and reimbursement. The Company has expanded its business primarily through acquisitions to include the oncology, HIV/AIDS, infertility, multiple sclerosis, schizophrenia and neurology markets.

LIFECARE(TM) PROGRAM

     Through its Lifecare(TM) Program, the Company provides integrated pharmaceutical management programs servicing specific patient populations which can benefit from a highly focused approach to health care delivery. These services include patient education programs, the preparation, delivery and administration of prescribed outpatient drug therapies, patient compliance programs and data management. The Company provides continuity of care to patients as they move from acute care hospital settings to home-based care programs.

     Pharmaceutical Therapies: The Company provides services to individuals with chronic medical conditions who require at least one continual drug therapy and may also require additional oral and/or injectable drug therapies. For example, organ transplant recipients require a continual drug therapy consisting of immunosuppressants and other drugs in order to prevent rejection of the transplanted organ. These individuals also require other oral and, on occasion, injectable drug therapies to combat or control other conditions arising from transplant surgery, the disease or medical condition that led to the transplant or side effects of the immunosuppressant drugs. The Company can supply the total pharmaceutical needs for each of these patients.

     Given the medical condition of these patients, timely and accurate availability of medications and use that is consistently compliant with physician instructions can mean the difference between a successful outcome and a costly complication. The Company's licensed pharmacists and other health care professionals are available via a toll-free number 24 hours per day, seven days per week, for assistance or consultation. The Company's pharmacists prepare and dispense all drug therapies in compliance with the regimen prescribed by each patient's physician. Most often, orders are received by telephone at one of the Company's 20 pharmacy locations (in 19 states) and are then shipped directly or via common carrier to ensure prompt delivery to the patient. The Company's pharmacists serve the needs of the Company's patients by maintaining the appropriate pharmaceuticals and medical supplies in inventory, and by having experience with each of the chronic medical conditions being treated.

     Drug Monitoring and Screening: A substantial portion of the costs associated with treating the chronically ill is attributable to hospitalizations and medical procedures necessitated by noncompliance and adverse drug interactions. In addition to the direct costs associated with noncompliance, including hospital admissions or organ rejections, there are indirect costs associated with noncompliance which result from work disability and deteriorated health status. To monitor patient compliance, the Company maintains a proprietary patient database that contains complete patient profiles, including demographics, comprehensive listings of all medications with dosages and directions for use, laboratory results and drug delivery schedules with the aim of enhancing compliance. A Company pharmacist consults with the patient's physician or primary health care professional to determine the patient's plan of treatment, including drug therapy, support services and delivery requirements. Throughout the course of treatment, a Company pharmacist appropriately reviews each patient's drug profile, evaluates patient compliance with the physician's orders and screens for potential interactions among new drug orders or with existing medications in the patient's profile. In order to further improve its ability to monitor each patient's compliance with the prescribed drug therapies, the Company continues to develop its proprietary patient database. Clinical information for over 21,000 patients is currently maintained through the system. The Company makes information from this database and from drug utilization review data available to referral sources, third-party payors and pharmaceutical manufacturers, in compliance with patient confidentiality requirements.

     Patient Support: The Company has designed a regimen of support services to meet the special needs of its patients and their families. These services complement each patient's medical care program and assist both the patient and the patient's family in managing the difficult psychological and social challenges presented by the patient's chronic and sometimes lifelong conditions. Such patients and their families need reliable and immediate information, counseling on a wide range of concerns regarding treatment, and assistance with insurance and financial matters. The support services offered by the Company include: (a) education seminars and videotapes for the patients and others involved in their care; (b) creation, direction and/or sponsorship of patient support groups that provide patients with support and information exchange; (c) newsletters containing medical and non-medical information relevant to patients and health care professionals; and (d) a national, toll-free, 24 hours per day and seven days per week telephone hotline providing counseling and educational information to patients. These services provide patients with the knowledge and support to enable them to comply with their prescribed care programs. To provide these psychosocial services, the Company retains full and part time social workers who are experienced in counseling patients with these disorders and who assist in the formation and maintenance of support groups.

     Reimbursement: The Company offers billing and reimbursement services to each of its patients. The Company accepts the assignment of benefits from, and the responsibility for the submission of, reimbursement claims, and receives reimbursement payments directly from the patients' insurance carriers or other third-party payors. The Company's reimbursement specialists review each prospective patient's insurance plan to analyze whether the plan provides adequate coverage and to determine the scope and extent of this coverage and lifetime maximum limits. If the coverage is limited or inadequate for the required treatments, the Company's staff advises patients on the availability of alternative and supplemental coverage, including Medicare, Medicaid or other financial support programs. Additionally, the Company negotiates on behalf of individual patients with health insurers, HMOs and other health care reimbursement entities to aid in optimizing and facilitating coverage for required drug therapies and supportive services.

SERVICES PROVIDED TO PHARMACEUTICAL COMPANIES

     Until recently, the Company had several contracts with pharmaceutical companies to provide a variety of services such as health care reimbursement investigation and verification for both patients and professionals, compliance monitoring and data management services related to specific drugs or clinical programs. The Company believes that the reestablishment of these services would enable it to establish, maintain and expand its relationships with pharmaceutical companies and to become an integral component of any comprehensive disease, or specialty pharmaceutical, management programs these drug companies may develop in the future.

MARKETS

     Organ Transplantation. There are approximately 270 organ transplant centers in the United States. Currently, these centers perform approximately 20,000 transplants a year, of which an estimated 60% are kidney transplants. At December 31, 1996, there were approximately 80,000 transplant patients in the United States and an additional 49,650 patients on the national organ waiting list according to United Network for Organ Sharing (UNOS). The annual number of new transplant recipients continues to grow due to increasing public awareness and participation in organ donation programs and the success of organ transplant surgeries. Improvements in surgical, pharmaceutical, organ preservation and tissue typing technologies have allowed more patients to receive organ transplants each year and further enhance graft survival and increase the life expectancy of these patients. The Company believes that the incidence of organ transplantation will continue to expand because it represents a cost-effective alternative to other therapies and results in a higher quality of life. For example, the average annual cost of drug therapies for kidney transplant patients is approximately $10,000, as compared to the average annual cost of hemodialysis, the principal alternative therapy, which is approximately $25,000.

     Once a transplant has been performed, transplant patients must receive multiple medications for the rest of their lives because of the possibility of organ rejection. Additionally, these patients are susceptible to complications as a result of the transplantation. Based on the Company's experience, each transplant patient requires medications costing an average of approximately $10,000 per year. The Company believes that the organ transplant recipient population spends in excess of $800 million per year on drug therapies and that this market has increased substantially each year as the number and type of transplants increase each year.

     The Company currently serves approximately 7,000 transplant recipients. In order to promote growth in the referrals of transplant recipients, the Company selectively targets hospital-based transplant programs that direct the outpatient care of their transplant recipients to outside, third-party service groups. The Company has increased the number of transplant programs which it serves from 25 at the end of fiscal year 1991 to 100 at the end of fiscal year 1996 and 110 at January 31, 1997. Furthermore, the Company has established contractual arrangements with health care providers and payors to provide services at negotiated rates. The Company also intends to continue to expand its Lifecare(TM) Program by continuing to work with medical professionals and organizations, such as the United Network for Organ Sharing (UNOS), to educate the public on the need for organ donations.

     Schizophrenia. Schizophrenia is a psychotic disorder which is estimated to affect approximately one percent of the U.S. population, or 2.5 million people. The Company's services include distribution and monitoring of antipsychotic medications including Clozapine and Risperidone. Monitoring services include data administration, phlebotomy services and laboratory analysis. Clozapine is prescribed primarily for schizophrenia patients who have not responded to first-line antipsychotic medications. Because of potentially severe side effects associated with Clozapine, patients receiving Clozapine require close weekly monitoring of their white blood cell levels. The Company presently provides Clozapine to approximately 6,400 schizophrenia patients at an average cost per patient of between $6,000 and $8,000 per year depending upon the dosage. The Company's Clozaril(R) Patient Management Business contains multiple components including weekly blood draws to test for a side effect associated with Clozapine. The Company understands that the FDA may be contemplating a reduction in blood monitoring, which, with no other changes in the way that the Company participates in this market, could have a substantial negative impact on the Company's earnings and cash flow.

     In October, 1996, Olanzapine, a new antipsychotic agent for the treatment of schizophrenia, was introduced into the market. The Company also expects several additional antipsychotic drugs to be introduced in the next year, based upon the recent history of such new products having been introduced into the market and the present pipeline of potential products in various stages of the Food and Drug Administration review process. The Company anticipates providing these new drugs to schizophrenic patients as it broadens its Lifecare(TM) Program by taking advantage of its existing relationships with over 3,000 psychiatrists, various payors and state mental health and Medicaid programs, and new sales and marketing initiatives. To date, management believes that the introduction of Olanzapine has been a factor in the recent decline of the Company's Clozapine customer base of approximately 6% as physicians preferentially prescribe Olanzapine for treatment of schizophrenia. Because Olanzapine does not require weekly blood monitoring, and therefore is less costly than Clozapine, and because the relative efficacy of Olanzapine is still uncertain, the Company cannot predict the ultimate effect on its customer base and, in turn, its financial condition from the introduction of Olanzapine. The Company also cannot predict the effect on its financial condition of the introduction of other antipsychotic drugs.

     Infertility. Today, there are an estimated 4.5 million women of child-bearing age in the United States with reduced fertility, although of those only 100,000 utilize methods available to treat infertility. The primary treatments for infertility are ovulatory induction and artificial reproductive technology, often coupled with the use of fertility drugs to maximize success rates. The average number of monthly cycles of treatment per year for women seeking such treatment is approximately 2.5. In 1996, the total U.S. market for drugs used in infertility treatment was approximately $540,000 million, and the average cost of treatment per cycle was between $2,000 and $2,500. Currently, the Company provides services to approximately 300 new individuals per month through its infertility program.

     Neurology. The Company has initiated several programs in this growing market. Target markets include amyotrophic lateral sclerosis (Lou Gehrig's disease), multiple sclerosis, Alzheimer's Disease and Parkinson's Disease. There are 250,000 individuals diagnosed with multiple sclerosis in the United States, of which 125,000 exhibit a form of MS evidenced by moderate limitations in mobility, referred to as relapsing/remitting MS. Ten thousand new cases of MS are diagnosed annually. Primary drug therapies for MS patients are Betaseron(R) and Avonex(R). These drug therapies and related services are currently being provided through the MS Lifecare(TM) Program to approximately 400 patients.

     Oncology. The American Cancer Society estimates that over one million new cases of cancer were diagnosed in 1996. One out of every four deaths in the United States is related to this group of diseases. The rising incidence of cancer combined with higher survival rates for cancer patients has led to a corresponding increase in the overall market for cancer therapies. The National Cancer Institute estimates that $104 billion is spent on cancer patients of which $35 billion is in direct medical costs. Drug therapies provided by the Company include: oral medications such as etoposide, methotrexate, melphalan and cyclophosphamide; intravenous therapies such as 5-fluorouracil and Taxol(R); and injectables such as Neupogen(R) and Intron-A(R). The cost of these therapies range between $1,500 and $6,000 per annum. The Company currently provides services to approximately 1,000 oncology patients.

     HIV and AIDS. The Centers for Disease Control and Prevention estimates that 650,000 to 900,000 Americans are living with HIV, the virus that causes AIDS, and it reports that as many as 300,000 people have died of AIDS. In 1996, nearly 75,000 new cases of AIDS were reported. It is estimated that over $15.2 billion was spent on HIV/AIDS care and treatment in 1996. Available drug protocols believed to slow the progression of the disease include first line drugs like AZT and the new protease inhibitors (Invirase(R), Norvir(R) and Crixivan(R)). In addition, drugs like pentamidine, intravenous and oral antibiotics, parenteral nutrition, Neupogen(R) and Doxil(R) are used to treat opportunistic infections and counteract adverse reactions from the disease and its therapies respectively. The Company presently provides pharmaceutical products to approximately 300 HIV/AIDS patients. The pharmaceutical cost of treatment to these patients varies between $5,000 and $10,000 per patient per year depending on their individual symptoms and the therapeutic regimens.

COMPANY STRATEGY

     The Company's strategy, which it has been in the process of implementing since May 1996, is focused on the basic factors that could improve profitability: revenue generation, cost reduction, quality improvement and cash collections. However, much of senior management's attention has been focused on the normally routine task of sourcing product from its suppliers and this distraction was heightened substantially following the bankruptcy filing, on August 27, 1996, by its principal wholesaler. More recently, management has focused on the pursuit of the Transworld transaction. Throughout this period the Company has had inadequate financial resources to implement some of its strategy. Cost reduction efforts are focused on the consolidation of the Company's pharmacy locations, improving efficiencies in reimbursement and distribution services and selling certain retail pharmacies. Management focused on improved cash collections through an emphasis on enhancing systems capabilities within the Company, but this has not yet resulted in a demonstrable change in cash flow or collections. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the $2.2 million increase in the provision for doubtful accounts.

     While the Company has historically grown through acquisitions, the Company's current focus is on revenue generation through internal growth. The Company's growth strategy is focused on four principal strategic objectives. First, it seeks to increase the number of patients participating in its Lifecare(TM) Program by continuing to develop strong working relationships with medical centers and healthcare professionals. Although the Company believes that developing relationships with managed care organizations will also contribute to its business, the Company does not currently have the financial resources necessary to pursue this opportunity, but hopes to do so if and when adequate funds are available. Second, it plans to continue to expand its Lifecare(TM) Program to patient populations with other chronic medical conditions characterized by costly, long-term drug therapies which can be administered at home or in other alternate settings. Third, it intends to continue to increase its client base by expanding relationships with payor organizations which may require specialized disease management. Finally, it will seek growth through relationships with pharmaceutical companies which require focused clinical management, marketing, reimbursement or other services for their new or existing products.

     The Company participates in clinical trials, including Phase IV studies, in order to gain early access to new products for disorders it presently focuses upon and also to take early advantage of emerging disease management opportunities. A Phase IV study refers to the post-market safety monitoring requirements that may be imposed by the Food and Drug Administration after it has approved a new drug application. In connection with a Phase IV study, the Company is responsible for drug distribution, clinical patient management, data management and coordination with the contract research organization. The Company has had a contract with a major pharmaceutical company to provide services in connection with a Phase IV study of Alzheimer's patients for the period from January 1, 1996 through July, 1997.

ACQUISITIONS

     The Company has made several acquisitions over the last few years.

     Effective March 31, 1995, HMI Illinois, Inc., a Delaware corporation wholly-owned by the Company ("HMI Illinois"), acquired certain assets (including equipment, information and records, goodwill, the rights to proceeds of accounts receivable generated after March 31, 1995 and the assignment of certain real estate leases), subject to certain liabilities, of the Clozaril(R) Patient Management Business ("CPMB") from Caremark, Inc., a California corporation ("Caremark"). CPMB provides ongoing drug therapies and related support services primarily to schizophrenic patient populations throughout the United States. Other assets of CPMB, including inventory and provider contracts, were transferred pursuant to a transition agreement, dated as of March 31, 1995, between HMI Illinois and Caremark over a six-month period commencing on March 31, 1995. The aggregate purchase price for the assets acquired by HMI Illinois was approximately $23,260,000, consisting of approximately $20,060,000 in cash, a $200,000 escrow deposit, and a $3,000,000 five-year convertible subordinated note with an annual interest rate of 8% payable semi-annually. This note has been purchased from Caremark by Hyperion, the principal stockholder of Transworld. The source of funds for the cash portion of the acquisition was bank financing provided pursuant to the Credit Agreement.

     In February 1995, the Company acquired substantially all of the assets, subject to certain liabilities, of Arcade Pharmacy of Maryland, Inc., a Maryland corporation ("Arcade") and Kaufmann's of Kenilworth Pharmacy, Inc., a Maryland Corporation ("Kaufmann's"). The businesses acquired provide ongoing drug therapies and related products primarily to persons afflicted with chronic illnesses or infertility problems and also operate as retail pharmacies. The aggregate purchase price of the acquired assets of Arcade consisted of $1,812,500 in cash and cash equivalents and 26,002 newly-issued, restricted Shares of the Company, which were valued at $325,000. The aggregate purchase price for the assets of Kaufmann's consisted of 82,755 newly-issued, restricted Shares of the Company, which were valued at $1,034,375. The assets related to retail pharmacies acquired by the Company were sold earlier in the fourth quarter of the Company's 1997 fiscal year for approximately $1 million.

     In June 1994, the Company acquired substantially all of the assets, subject to certain liabilities, of Pharmaceutical Marketing Alliance, Inc., a South Carolina corporation ("PMA"). The business acquired provides drug therapies and reimbursement services to persons afflicted with multiple sclerosis. The aggregate purchase price for the acquired assets consisted of $355,000 in cash and cash equivalents and 20,000 newly-issued, restricted Shares of the Company, which were valued at $243,375. In March 1996, the Company closed the operations of HMI PMA, Inc. and consolidated its marketing initiatives to its Buffalo Grove, Illinois headquarters. (See Notes 2 and 5 to the Audited Consolidated Financial Statements elsewhere herein.)

     Effective April 1, 1994, the Company acquired substantially all of the assets, subject to certain liabilities, of Murray Pharmacy, Too, Inc., a Pennsylvania corporation ("Murray Too"). The business acquired provides ongoing drug therapies and related support services primarily to oncology, HIV/AIDS and infertility patient populations in Western Pennsylvania. Also effective April 1, 1994, through HMI Retail Corporation, a Delaware corporation wholly-owned by the Company, the Company acquired substantially all the assets subject to certain liabilities of Murray Pharmacy, Inc., a Pennsylvania corporation ("Murray Pharmacy") that is primarily engaged in the retail pharmacy business. The aggregate purchase price for the acquired assets of Murray Too consisted of $7,500,000 in cash and cash equivalents and 368,885 newly-issued, restricted Shares, which were valued at $4,600,000. The aggregate purchase price for the acquired assets of Murray Pharmacy consisted of 248,175 newly-issued, restricted Shares, which were valued at $3,094,747. The Company closed the retail pharmacy in November, 1996; however, a substantial portion of that is now being serviced by the Company's mail order.

MARKETING AND SALES

     The Company's 13 full-time sales personnel market the Lifecare(TM) Program throughout the United States through presentations at national meetings of health care professionals, through advertisements in professional journals and through direct sales calls to physicians and other health care professionals. Most of the Lifecare(TM) Program patients are initially referred to the Company by health care professionals from hospitals at which they are being treated. Other patients contact the Company directly or are referred to the Company by family members.

     The Company also markets itself to medical organizations, health plans, national and local organizations which advance the interests of patients with specific chronic disorders and patient groups. Another important element of the Company's marketing effort is to provide information to referral sources concerning the nature and availability of the services which the Company offers, as well as the quality and cost-effectiveness of its programs. This effort involves development and implementation of training programs for the Company's sales representatives and field personnel.

     In order to remain current with information and issues related to chronic illness disease state management, the Company supports and participates in various local, state and national professional organizations and societies.

COMPETITION

     The markets in which the Company operates are highly competitive and are experiencing substantial consolidation. Although the Company believes that its package of services distinguishes it from its competition, there are several other companies that deliver prescription and non-prescription medications to its patient populations. These companies include regional and national pharmacies such as Chronimed Inc., Coram Healthcare Corp., Caremark Inc., Quantum Health Resource Inc., Stadtlander Drug Company, Inc. and Systemed, Inc. These competitors, other than Chronimed Inc. and Coram Healthcare Corp., have all been recently acquired by other companies.

     The competition is based on a number of factors, including price, quality of care and service, reputation within the medical community, the ability to develop and maintain relationships with patients, drug manufacturers and referral sources and geographical scope. Competition has also been affected by the decisions of third-party payors and case managers to become more active in monitoring and directing the care delivered to their beneficiaries. Relationships with such groups, as well as inclusion within a contracted network, has affected and will continue to affect the Company's ability to serve many of its patients. Similarly, the ability of the Company and its competitors to align themselves with other health care service providers may increase in importance. Managed care organizations may attempt to align themselves with providers who offer a broader range of services than those currently offered directly by the Company.

     There are relatively few barriers to entry into the local markets which the Company serves. Local and regional companies are currently competing in many of the markets presently served by the Company and others may do so in the future. The Company also expects competitors to develop new strategic relationships with providers, referral sources and payors, which could result in a rapid and dramatic increase in competition. The introduction of new services, the enhancement of current services and the development of strategic relationships by the Company's competitors could cause a significant decline in sales, the loss of market acceptance of the Company's services or intense price competition, or could render the Company's services noncompetitive. The Company expects to continue to encounter increased competition in the future, which, if not matched by Company initiatives, could limit its ability to maintain or increase its market share. Such increased competition could have a material adverse effect on the business, financial condition and results of operations of the Company.

REIMBURSEMENT

     The Company provides comprehensive reimbursement services to each of its patients. These services include: (1) insurance coverage verification; (2) patient counseling regarding co-payment and deductible obligations, lifetime maximums, prior authorizations and other limitations to patient benefits; (3) recommendations for alternative and supplemental coverage for uninsured and underinsured patients; (4) claim submission; (5) disputed claim resolution; and
(6) general patient account management.

     The Company bills for drug therapies, medical equipment and supplies and certain support services. The Company works closely with the patients it serves to obtain reimbursement from governmental and private third-party payors. Generally, the Company contacts the third-party payor before delivering drug therapies in order to determine the patient's coverage and the percentage of costs that the payor will reimburse. The Company's reimbursement specialists review such issues as lifetime limits, preexisting condition clauses, the availability of special state programs and other reimbursement-related issues. The Company will often negotiate with the third-party payor on the patient's behalf to help ensure that coverage is available. In most cases, third-party payors pay the Company directly for the reimbursable amounts of its charges. Once reimbursement processing for these patients has been established by a payor, claims processing and reimbursement tend to become routine, subject to continued patient eligibility and coverage limitations. Co-payments and deductibles pursuant to Medicare, Medicaid and private insurance are billed directly to the patient.

     The Company accepts direct assignment of claims for reimbursement from Medicare and Medicaid, as well as from other third-party payors on behalf of its patients. This means that the Company processes the claim for its customers, accepts payment at the prevailing allowable rates and incurs the risks of delay or nonpayment if services are determined to be improperly billed or not medically necessary. Additionally, because Medicare and Medicaid reimburse the Company only for patients who meet certain eligibility requirements, the Company must rely upon its own internal controls to ensure that it renders services to individuals eligible for reimbursement. See "Regulation-Medicare and Medicaid" below in this section.

     The Company also provides case management services to qualified patients. The Company conducts negotiations with insurance companies, HMOs and other health care reimbursement administrators in order to optimize service levels to patients and payors.

     Private payors traditionally reimburse a higher amount for a given service and provide a broader range of benefits than governmental payors, although net revenue and gross profits from private payors have been decreased by their continuing efforts to contain or reduce the costs of health care. An increasing percentage of the Company's revenue has been derived in recent years from agreements with HMOs, PPOs and other managed care providers. Although these agreements often provide for negotiated reimbursement at reduced rates, they may also result in lower bad debts, provide for faster payment terms and provide opportunities to generate greater volumes than traditional referral sources.

     Due to the acquisition of the Clozaril(R) Patient Management Business at the end of fiscal 1995, the Company expected that its percentage of revenues attributable to Medicaid reimbursement would increase during 1996. The Company does not, however, believe this trend will continue to a significant degree in future years since the Company's revenues now reflect a full year reporting of the CPMB revenue.

     The following table sets forth the approximate percentages of the Company's revenue attributable to the stated payors for the periods noted:

                                                          FISCAL YEAR ENDED APRIL 30,
                                                          ----------------------------
                                                          1996        1995        1994
                                                          ----        ----        ----
Commercial Insurance and other private payors...........   56%         60%         65%
Medicaid and other state programs.......................   35%         26%         23%
Medicare and other federal programs.....................    9%         14%         12%
          TOTAL.........................................  100%        100%        100%

     A majority of the Company's revenue is derived from third-party payors, including private insurers, managed care organizations such as HMOs and PPOs and governmental payors such as Medicare and Medicaid. Like other medical service providers, as a result of third-party and governmental payment procedures, the Company experiences lengthy delays prior to its reimbursement by third-party and governmental payors. Consequently, management of accounts receivable through effective patient registration, billing, collection and reimbursement procedures is critical to financial success and continues to be a high priority for management. The Company has developed substantial expertise in processing claims and carefully screens new cases to determine whether adequate reimbursement will be available.

     To date, the Company's arrangements with managed care organizations have mostly been on a discounted fee-for-service basis; the Company does not currently have any significant capitated arrangements (fees based on a flat rate per patient). In addition, the Company has experienced downward pricing pressures and an inability to participate in certain managed care networks and the Company may continue to experience these pressures in the future.

REGULATION

     The health care field is subject to extensive and dynamic regulatory change. Changes in the law or new interpretations of existing laws can have a dramatic effect on permissible activities, the relative costs associated with doing business and the amount of reimbursement by government and third-party payors, such as Medicare and Medicaid. The Company is also subject to fraud and abuse and self-referral laws which regulate the Company's business relationships with physicians, other health care providers, referral sources and government payors.

     The federal government and all states in which the Company currently operates regulate various aspects of its business. In particular, the operations of the Company's branch locations are subject to federal and state laws covering the repackaging and dispensing of drugs and regulating interstate motorcarrier transportation. The Company's operations also are subject to state laws governing pharmacies, nursing services and certain types of home health agency activities. Certain of the Company's employees are subject to state laws and regulations governing the ethics and professional practice of pharmacy and social work. The failure to obtain, renew or maintain any of the required regulatory approvals or licenses could adversely affect the Company's business and could prevent the location involved from offering products and services to patients. Any loss by the Company of its various federal certifications, its authorization to participate in the Medicare and Medicaid programs or its licenses under the laws of any state or other governmental authority from which a substantial portion of its revenues are derived would have a material adverse effect on its business. The health care services industry will continue to be subject to intense regulation at the federal and state levels, the scope and effect of which cannot be predicted. The Company regularly monitors legislative developments and would seek to restructure a business arrangement if it was determined that any of its business relationships placed it in material noncompliance with any statute. No assurance can be given that the activities of the Company will not be reviewed and challenged or that government sponsored health care reform, if enacted, will not result in a material adverse change to the Company.

     Medicare and Medicaid. Medicare is a federally funded insurance program, which provides health insurance coverage for certain disabled persons, including persons eligible for most organ transplants and persons age 65 and older. The Company is an authorized supplier eligible to receive direct reimbursement for outpatient services under Medicare.

     Under previous Medicare regulations, certain transplant medications were reimbursed by Medicare for a period of one year following the transplant surgery. After one year, the responsibility for paying for such medication shifted to the patient's third-party insurance carrier or to the patient directly. Legislation has been enacted by Congress to increase this Medicare coverage period to three years. This is being implemented in stages which have already commenced and which will be completed in 1997.

     Medicaid is a cooperative state-federal program for medical assistance to the poor. States have great flexibility in determining eligibility for such assistance and those services to be paid for under their Medicaid programs. Beyond mandatory services, states can provide for a wide range of medical services, including services not otherwise covered under Medicare, such as long-term nursing, respiratory therapy, home medical equipment and infusion therapy.

     From time to time the Company like all providers under the program, is subject to government audits of its Medicare and Medicaid reimbursement claims. The Company has been audited in the past. Medicare and Medicaid have set stringent requirements for reimbursement of the costs of drugs, services, equipment and supplies and rental of medical equipment. The Company believes its pricing policies are within the limits established by Medicare and Medicaid, and the drugs, services, equipment and supplies it provides are ordered by a physician and documented as being "medically necessary" and, therefore, reimbursable. However, if a Medicare or Medicaid audit of the Company's records were to reveal reimbursement for services which are deemed not to be medically necessary or costs in excess of current guidelines, those amounts may be disallowed. In that event, the Company would either repay Medicare or Medicaid, as applicable, or offset the deficiencies against amounts owed to the Company. In addition, if the Medicare or Medicaid authorities were to determine that the Company had intentionally violated Medicare or Medicaid regulations, such authorities may institute criminal or civil proceedings, including proceedings to revoke the Company's status as a certified Medicare or Medicaid provider.

     The Company entered into a settlement agreement, dated as of March 31, 1997, with the New York State Department of Social Services, pursuant to which the Company agreed to make payments of $1,418,433 with respect to prior Medicaid overpayments from such Department, $510,060 of which will be paid in the form of set-offs against amounts currently held by New York State Medicaid on behalf of the Company. The settlement agreement provides that the remaining $908,373 will be paid in four installments between March 31, 1997 and November 1, 1998, together with interest on the unpaid portion thereof at a rate of 10.25% per annum.

     Certain states require that the Company have a pharmacy located within or near the borders of such states in order to qualify for reimbursement for Medicaid claims filed by their residents. The Company has established certain of its branch pharmacy facilities to comply with such requirements, and believes that it is presently positioned to qualify for such reimbursement in nearly all states.

     Medicare and Health Care Reform. Congress takes action in almost every legislative session to modify the Medicare program for the purpose of reducing the amount otherwise payable by the program to health care providers in order to achieve deficit reduction targets, among other reasons. Legislation or regulations may be enacted in the future that may substantially reduce the amount paid for the Company's services. Further, statutes or regulations may be adopted which would impose additional requirements in order for the Company to be eligible to participate in the federal and state payment programs. Such new legislation or regulations may adversely affect the Company's business operations. There is significant national concern today about the availability and rising cost of health care in the United States. New federal and/or state legislation may be passed and regulations adopted to attempt to provide broader and better health care and to manage and contain its cost. The Company is unable to predict the content of any such legislation or what, if any, changes may occur in the method and rates of Medicare and Medicaid reimbursement or in other government regulations that may affect its business, or, whether such changes, if made, will have a material adverse effect on its business, financial position or results of operations.

     Fraud and Abuse Generally. As a supplier of services under the Medicare and Medicaid programs, the Company is subject to the Medicare and state health care program anti-kickback laws, which prohibit any remuneration in return for the referral of Medicare, Medicaid or other state health program patients, or for purchasing, leasing, ordering or arranging for, or recommending the purchase, lease or ordering any good, facility, service or item for which payment may be made under the Medicare, Medicaid or other state health programs. In addition, several states in which the Company operates have laws that prohibit certain direct or indirect payments as well as fee-splitting arrangements. Possible sanctions for violation of these restrictions include loss of licensure, and civil and criminal penalties. Although the Company believes its operations as currently conducted are in material compliance with existing applicable laws, certain aspects of the Company's business operations have not been subject to state or federal regulatory interpretation. There can be no assurance that review of the Company's business by courts or regulatory authorities will not result in determinations that could adversely affect the operations of the Company or that the health care regulatory environment will not change so as to restrict the Company's existing operations or its expansion.

     Stark Amendment and Similar State Laws. Congress adopted legislation in 1989 (effective January 1992) (the "Stark Law") that generally prohibits or restricts a physician from referring a Medicare beneficiary's clinical laboratory services to any entity with which such physician has a financial relationship, and prohibits such entity from billing for or receiving reimbursement on account of such referral, unless a specified exception is available. Additional legislation expanding the Stark Law to other physician and health care business relationships was passed as part of the Omnibus Budget Reconciliation Act of 1993 ("Stark II"). Stark II extends the Stark Law to referrals of services eligible for Medicare or Medicaid reimbursement and expand the provisions prohibiting physicians from making referrals to entities with which they have financial relationships to all "designated health services", including, among others, durable medical equipment and supplies; parenteral and enteral nutrients; home health services; and outpatient prescription drugs. Stark II took effect January 1, 1995.

     Many state jurisdictions have adopted practitioner self-referral legislation modeled after the Stark Law, some of which apply to referral sources, third party payors and services not otherwise covered by the federal law. For instance, New York law prohibits any licensed health practitioner, including, among others, physicians, nurses and physician assistants, from referring Medicaid, Medicare or private- insured patients for clinical laboratory, x-ray or pharmacy services if the referral is made to an entity with which such practitioner has a financial relationship.

     Numerous exceptions are allowed under the Stark Law, as amended, and state laws for financial arrangement that would otherwise trigger the referral prohibition. These vary from jurisdiction to jurisdiction, but generally include exceptions for certain relationships involving rental of office space and equipment, employment relationships, personal service arrangements, payments unrelated to designated services and certain isolated transactions as long as all of the statutorily required terms for the applicable exception are met.

     Although the Company believes its operations as currently conducted are in material compliance with existing applicable laws, certain aspects of the Company's business operations have not been subject to state or federal regulatory interpretation. There can be no assurance that review of the Company's business by courts or regulatory authorities will not result in determinations that could adversely affect the operations of the Company or that the health care regulatory environment will not change so as to restrict the Company's existing operations or its expansion.

     State Licensure and Notice Requirements.The Company must obtain and maintain licensure from the various states' boards of pharmacy where it does business in order to provide retail and wholesale pharmacy services. In addition, several states have enacted statutes or regulations which apply to pharmacies that engage in the interstate distribution of prescription drugs. Some such states generally permit such out-of-state pharmacies to operate in accordance with the laws of the state in which they are located, but require them to register with the state's board of pharmacy, follow certain procedures and make certain disclosures. Other such states generally require out-of-state pharmacies to obtain a license in those states and comply with local laws, as in-state pharmacies must do. The Company believes that it is in substantial compliance with the registration, disclosure and licensing requirements of those jurisdictions in which it conducts its business. If the Company were found to be in noncompliance with applicable laws and regulations, the Company might be subject to sanctions and its operations in such states might be impaired, interrupted, discontinued or prohibited.

ACCREDITATION

     The Company's New York and Pittsburgh facilities have received accreditation by the Joint Commission on Accreditation of Healthcare Organizations.

SOURCES AND AVAILABILITY OF PRODUCT SUPPLY

     Approximately 20% of the Company's revenues are currently attributable to sales of Sandimmune (also known as cyclosporine) and Neoral, the primary immunosuppressive drugs used in the United States and approximately 31% of the Company's revenues are currently attributable to sales of Clozaril(R) (also known as clozapine), an anti-psychotic medication used in the treatment of schizophrenia. The Company currently purchases Sandimmune(R) and Clozaril(R), which drugs are produced only by a single manufacturer, principally through wholesalers. If the Company were unable to purchase Sandimmune or Clozaril(R) for any reason, its results of operations would be materially and adversely affected. The patents on Sandimmune and Clozaril(R) held by their manufacturer expired in September 1995 and September 1994, respectively. The Company has to date experienced no material impact on its business from the expiration of the patents and cannot predict with certainty the effect the expiration may have in the future. No generic products have been introduced to date and, to the Company's knowledge, none appears to be imminent.

     The three gonadotropins used in the treatment of infertility, Pergonal, Metrodin and Humagon, were in short supply in the general market throughout 1995 and 1996. The Company's infertility business was not materially affected by this shortage, and it appears that such shortages have been abated, but there can be no assurances that the Company will not be affected by shortages of such drugs in the future.

     The Company distributes branded pharmaceutical products produced by single manufacturers. If any of these manufacturers were to experience disruptions in product availability, the Company's ability to deliver products to its customers could be adversely affected.

     The Company purchases its pharmaceuticals from wholesalers and, to a lesser degree, directly from pharmaceutical manufacturers. Its sources have established credit limitations and a few suppliers are seeking to reduce their credit limitations with the Company. The Company's primary supplier, Foxmeyer Drug Company, filed for protection under the Federal Bankruptcy laws on August 27, 1996 and has subsequently been acquired by McKesson Drug Company. There has been no improvement in the lines of credit available to the Company as a result of entering into the Stock Purchase Agreement and Merger Agreement with Transworld and there has been no improvement in such relationships since the completion of the Stock Purchase Agreement. Although the Company has been able to maintain adequate product supply within the credit limitations, there can be no assurances that it will continue to do so in the future. Such an inability would have a material adverse impact on the Company if alternative sources of product supply were inadequate.

EMPLOYEES

     As of January 27, 1997, the Company employed 474 persons, of whom 383 were full-time employees. Of the full-time and part-time employees, 33 were executive, corporate and administrative personnel, 21 were sales and marketing personnel and 420 were patient services, reimbursement and operating personnel. The Company also employs contracted social workers, registered nurses and other personnel on a case by case basis to deliver services in localized areas. The Company believes that relations with its employees are good. The employees are not represented by any union.

PROPERTIES

     In April 1996, the Company moved its executive offices to its 19,367 square feet facility in Buffalo Grove, Illinois. During the fiscal year ended April 30, 1996, the monthly rent for this facility was $20,577. The lease for this facility expires in August 2000. Also located at the facility are a pharmacy and a substantial reimbursement operation.

     The Company also operates a substantial pharmacy and reimbursement operation in a 18,400 square feet leased facility located in Ronkonkoma, New York. During the fiscal year ended April 30, 1996, the monthly rent for this facility was $11,700. The lease for this facility expires in April 2000.

     In addition to the above described properties, the Company has leased the following regional offices:

                        LOCATION                           SQUARE FEET
                        --------                           -----------
Birmingham, Alabama......................................     2,425
Torrance, California.....................................     4,070
Atlanta, Georgia.........................................     1,190
Kailua, Hawaii...........................................     1,776
Portland, Maine..........................................     2,300
Baltimore, Maryland......................................     5,170
Baltimore, Maryland......................................     2,737
Milford, Massachusetts...................................     2,500
Livonia, Michigan........................................     2,680
Arden Hills, Minnesota...................................     4,170
Florissant, Missouri.....................................     2,000
Portland, Oregon.........................................     1,766
Pittsburgh, Pennsylvania.................................     8,665
Wayne, Pennsylvania......................................     2,240
Columbia, South Carolina.................................     3,850
Dallas, Texas............................................     3,000
Salt Lake City, Utah.....................................     1,400
Bothell, Washington......................................     3,500

     The aggregate of the monthly rents for the leased facilities listed above is approximately $89,561.

     The Company believes that these facilities are suitable and adequate for its current needs.

LEGAL PROCEEDINGS


     The Company and certain of its former directors and officers and its current outside auditors, BDO Seidman, have been named as defendants in a consolidated securities fraud lawsuit filed on February 29, 1996 in the United States District Court for the Eastern District of New York entitled In re Health Management, Inc. Securities Litigation, Master File No. 96 Civ. 0889 (ADS). This consolidated action alleges claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 arising out of alleged misrepresentations and omissions by the Company in connection with certain of its previous securities filings. The consolidated action purports to represent a class of persons who purchased Shares between August 25, 1994 and February 27, 1996, the date the Company announced that it would have to restate certain of its financial statements. The consolidated action seeks unspecified monetary damages reflecting the decline in the trading price of the Shares that allegedly resulted from the Company's February 1996 announcements. The Company entered into a Stipulation of Partial Settlement with plaintiffs' counsel and on September 18, 1996 such Stipulation of Partial Settlement received preliminary court approval (the "Original Settlement"). The Original Settlement provided for, among other things, the payment by the Company of $2,000,000 in cash, and the issuance of 2,200,000 Shares and warrants to purchase 2,200,000 Shares. As a condition to Transworld's obligation to close the Stock Purchase Agreement, preliminary court approval was obtained with respect to a modified settlement providing for a $7,200,000 cash payment in lieu of the consideration provided in the Original Settlement to be paid after the Merger is consummated. An Amended Stipulation of Partial Settlement to this effect was executed on December 19, 1996 and preliminary approval by the U.S. District Court for the Eastern District of New York was granted on December 20, 1996. As a condition to closing the Merger Agreement, the Amended Stipulation of Partial Settlement was further amended, on April 23, 1997, to provide for the settlement of such consolidated action for a reduced settlement amount of $4,550,000, and preliminary court approval and final court approval of such amended settlement was received on April 25, 1997 and June 9, 1997, respectively. The Restated Stipulation of Partial Settlement provides for the settlement of the lawsuit as against the Company for $4,550,000 in cash, of which $3,200,000 has been paid into escrow at the time the Restated Stipulation of Partial Settlement was signed and will be released from escrow when the judgment entered by the Court becomes final. The remaining $1,350,000 is to be paid at the Effective Time. See "The Merger--Summary of the Merger Agreement--Conditions, Representations and Covenants". The Company is in the process of negotiating with its directors and officers liability insurance carrier with respect to coverages for damages in connection with the stockholder class action lawsuit and certain payments received from such carrier may reduce the Company's liability with respect to such settlement.



     Certain of the Company's current and former officers and directors, including Messrs. Bergman, Hotte, Clifton and Dimitriadis and Ms. Belloise, have been named as defendants, and the Company has been named as a nominal defendant, in a consolidated derivative action filed on March 15, 1996 in the United States District Court for the Eastern District of New York entitled In re Health Management, Inc. Stockholders' Derivative Litigation, Master File No. 96 Civ. 1208 (TCP). The consolidated action alleges claims for breach of fiduciary duty and contribution against the individual director defendants arising out of alleged misrepresentations and omissions contained in certain of the Company's previous securities filings. The consolidated action seeks unspecified monetary damages on behalf of the Company as well as declaratory and injunctive relief. An amended consolidated complaint was served on the Company on August 12, 1996. The Company filed a motion to dismiss the amended consolidated complaint on June 2, 1997. The Company's motion argues, among other things, that plaintiffs failed to serve a presuit demand upon the Company's Board of Directors and that plaintiffs will lose standing upon the consummation of the Merger. A hearing on the Company's motion is currently scheduled to take place on July 18, 1997. In December 1996, the Company and the plaintiffs' counsel tentatively agreed on a cash settlement of $175,000; however, the parties subsequently were unable to agree on the other terms of the settlement and currently there is no settlement offer pending.


     BDO Seidman has been named as a defendant, and the Company has been named as a nominal defendant, in a derivative lawsuit filed on June 12, 1996 in the Supreme Court for the State of New York, County of New York entitled Howard Vogel, et al. v. BDO Seidman, LLP, et al., Index No. 96-603064. The complaint alleges claims for breach of contract, professional malpractice, negligent misrepresentation, contribution and indemnification against BDO Seidman arising out of alleged misrepresentations and omissions contained in certain of the Company's securities filings. BDO Seidman was the Company's auditor at the time those filings were made and has continued to serve as such. The complaint seeks unspecified monetary damages on behalf of the Company as well as declaratory and injunctive relief. Pursuant to stipulation, the Company's time to answer or otherwise move against the complaint in this action has been adjourned indefinitely.


     The Company and Messrs. Nicol, Jurewicz and Mieszala have been named as defendants in an alleged class action lawsuit filed on April 3, 1997 in the United States District Court for the Eastern District of New York entitled Nicholas Volonnino et al. v. Health Management, Inc., W. James Nicol, Paul S. Jurewicz and James Mieszala, 97 Civ. 1646. This action alleges claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder arising out of misrepresentations and omissions by the Company in connection with certain of its securities filings and press releases. The action purports to represent a class of persons who purchased shares between September 15, 1996 and March 17, 1997, the date the Company announced that it would have to restate certain of its financial statements and that it was renegotiating its deal with Transworld. The action seeks unspecified compensatory damages. The Company intends to vigorously defend itself in such action.



     Under the Company's Certificate of Incorporation and Bylaws, certain officers and directors may be entitled to indemnification, or advancement of expenses for legal fees in connection with the above lawsuits. The Company may be required to make payments in respect thereof in the future. The Company and Transworld have been named as defendants in a lawsuit filed on March 11, 1997 in the Chancery Court of the State of Delaware for New Castle County entitled Drew Bergman v. Health Management, Inc. and Transworld Home Healthcare, Inc., CA No. 15609NC. The plaintiff in that case sought reimbursement and advancement of legal fees and expenses and on April 29, 1997, that suit was settled for $275,000.


     The enforcement division of the Securities and Exchange Commission has issued a formal order of investigation relating to matters arising out of the Company's public announcement on February 27, 1996 that the Company would have to restate its financial statements for prior periods as a result of certain accounting irregularities. The Company is fully cooperating with this investigation and has responded to the requests of the Securities and Exchange Commission for documentary evidence.

     On April 3, 1995, American Preferred Prescription, Inc. ("APP") filed a complaint against the Company, Preferred Rx, Inc., Community Prescription Services and Sean Strub in the New York Supreme Court for tortious interference with existing and prospective contractual relationships, for lost customers and business opportunities resulting from allegedly slanderous statements and for allegedly false advertising and promotions. Four separate causes of action are alleged, each for up to $10 million in damages. By motion dated March 12, 1996, APP moved, in the Supreme Court of the State of New York, to amend its complaint to add, among other things, a cause of action against the Company alleging that a proposed plan of reorganization presented by the Company to the Bankruptcy Court in APP's bankruptcy case was based on financial statements of the Company that were allegedly fraudulent. On September 17, 1996 the Court granted APP's motion to amend its complaint to add a fifth cause of action. The Company noticed an appeal of this order in November 1996. Management believes APP's suit against it to be without merit, intends to defend the proceeding vigorously and believes the outcome will not have a material adverse effect on the Company's results of operations or financial position.

     On or about August 4, 1995, APP commenced an action in the Supreme Court of the State of New York, County of Nassau, against a former APP employee who is currently employed by the Company, and Charles Hutson, Susan Hutson and Hutson Consulting Services (collectively, the "Hutsons"). The Company is not named as a defendant in this lawsuit. The complaint in this action alleges, among other things, that the employee provided to the Hutsons, who formed and subsequently discontinued a joint marketing venture with APP, confidential information which was disclosed to competitors of APP, including the Company. The action was removed to the United States Bankruptcy Court of the Eastern District of New York and subsequently remanded to the Supreme Court of the State of New York, Nassau County. The Hutsons have noticed their appeal of this order and have moved to dismiss the action against them, asserting that they are not subject to the jurisdiction of the New York State court. The Company is presently paying certain expenses of its employee in connection with this litigation.


     On May 22, 1997, a Writ of Summons was sent to the Company in respect of action brought in the Superior Court at Nashua, New Hampshire entitled Linley v. Health Management, Inc. Mr. Linley alleges, among other things, breach of contract, estoppel, negligent misrepresentation, fraud and breach of fiduciary duties and obligation of good faith and fair dealing in connection with an alleged joint venture between plaintiff and the Company. The Company must appear to respond to the Writ of Summons on July 1, 1997. Management believes this action to be without merit and not material to the Company's results of operations or financial condition.


     If the Merger is not consummated, the outcomes of certain of the foregoing lawsuits and the investigation are uncertain and the ultimate outcomes could have a material adverse effect on the Company.

                           MANAGEMENT OF THE COMPANY

     Set forth below are the names, ages and business experience of the directors and current executive officers of the Company. The business address of each of the persons listed below is Health Management, Inc., 1371-A Abbott Court, Buffalo Grove, IL 60089, unless otherwise provided.

                    NAME                         AGE                        POSITION
                    ----                         ---                        --------
Andre C. Dimitriadis.........................    55     Chairman of the Board and Director
W. James Nicol...............................    52     Chief Executive Officer, President, Chief
                                                        Financial Officer, Treasurer and Director
James R. Mieszala............................    45     Chief Operating Officer
Dr. Timothy Triche...........................    52     Director
D. Mark Weinberg.............................    43     Director and Secretary

     W. James Nicol was appointed to the offices of Chief Executive Officer and President of the Company effective as of May 1, 1996. He was also named to the Board of Directors of the Company in May 1996. Effective January 10, 1997, Mr. Nicol assumed the duties of Chief Financial Officer after the resignation of Paul S. Jurewicz. Prior to joining the Company, Mr. Nicol was a Senior Vice President and the Chief Financial Officer of Careline, Inc. from May 1995 to October 1995. From 1990 until 1995, Mr. Nicol served as Senior Vice President and Chief Financial Officer of Quantum Health Resources, Inc. For 17 years prior to joining Quantum, Mr. Nicol held various senior-level management positions with Comprehensive Care Corporation and was its Chief Executive Officer and President from 1989-1990. Mr. Nicol also serves on Comprehensive's Board of Directors and is a member of such board's audit and compensation committees. Mr. Nicol graduated from Bradley University in 1969 with a B.S. in Political Science and Economics.

     James R. Mieszala has been the Chief Operating Officer of the Company since May 1996. Mr. Mieszala served as Acting President of the Company from February to May 1996. Prior to joining the Company, from 1986 to 1996, Mr. Mieszala held a variety of positions with Caremark, Inc., including Vice President and General Manager of the Specialized Pharmaceutical Services Division. From 1978 to 1986, Mr. Mieszala was employed by Baxter International in various management roles. Mr. Mieszala graduated from the University of Illinois in 1973 and has an M.B.A. from the Keller Graduate School of Management.

     Andre C. Dimitriadis was elected a Director of the Company in October 1993. He became the Chairman of the Board of Directors of the Company in May 1996. Mr. Dimitriadis is the Chief Executive Officer and Chairman of LTC Properties, Inc., Oxnard, California, a real estate investment trust that invests in long-term care and other health care related facilities. Prior to founding LTC Properties, Mr. Dimitriadis was Executive Vice President and Chief Financial Officer of Beverly Enterprises, an owner/operator of nursing facilities, from October 1989 to May 1992. From December 1984 to July 1989 he was Executive Vice President, Chief Financial Officer and a Director of American Medical, Inc., an owner/operator of hospitals. Mr. Dimitriadis is a Director of Magellan Health Services, Inc. and Assisted Living Concepts, Inc. Mr. Dimitriadis earned a B.S. in electrical engineering from Robert College, Istanbul, Turkey, an M.S. in computer science from Princeton University and an M.B.A. and Ph.D. from New York University. Mr. Dimitriadis' business address is LTC Properties, 300 Esplanade Drive, Suite 1860, Oxnard, CA 93030.

     D. Mark Weinberg was elected a Director of the Company in November 1995 and was appointed to the office of Secretary in March 1996. Mr. Weinberg is the President of the WellPoint Group's Unicare Businesses. Prior to that position, from 1987 to 1996, Mr. Weinberg held a variety of executive management positions with WellPoint Health Networks Inc. and its affiliates, including Executive Vice President. Mr. Weinberg received a B.S. in 1975 from the University of Missouri at Columbia. Mr. Weinberg's business address is Wellpoint Health Networks, Inc., 26565 West Agoura Road, Suite 300, Calabasas, CA 91302.

     Dr. Timothy Triche was elected a Director of the Company in November 1995. Dr. Triche is the Chairman of the Board and the Chief Executive Officer of OncorMed, Inc., a clinical services company. He is also Pathologist-in-Chief for the Children's Hospital of Los Angeles in Los Angeles, California and Professor of Pathology and Pediatrics at, and Vice Chairman of, the University of Southern California School of Medicine, Los Angeles, California. Prior to June 1988, he was Chief of the Ultrastructural Laboratory of the Division of Pathology at the National Cancer Institute of the National Institutes of Health in Bethesda, Maryland. Dr. Triche is also a director of Oncor, Inc. Dr. Triche received an A.B. from Cornell University in 1966 and in 1971 received both a Ph.D. in Cell Biology and a M.D. from Tulane University. Dr. Triche's business address is OncorMed, Inc. 205 Perry Parkway, Suite 3, Gaithersburg, MD 20877.

                         BUSINESS OF TRANSWORLD AND IMH

     Transworld is a regional provider of a broad range of alternate site health care services and products. Transworld provides the following services and products to their patients in their homes or in outpatient services: (i) respiratory therapy, home medical equipment and specialized mail-order pharmaceuticals and medical supplies, including respiratory and diabetic medications and supplies, wound care dressings and ostomy and orthotic products;
(ii) patients services, including nursing and para-professional services and radiation therapy; and (iii) infusion therapy. IMH was incorporated solely for the purpose of consummating the Merger. IMH has minimal assets (other than 8,964,292 Shares) and no business and has carried on no activities that are not directly related to its formation and its execution of the Merger Agreement. Transworld's and IMH's principal executive offices are located at 75 Terminal Avenue, Clark, New Jersey 07066 and their phone number is (908) 340-1144.

                        MANAGEMENT OF TRANSWORLD AND IMH

     Set forth below are the names, ages and business experience of the directors and current officers of Transworld and IMH. The business address of each of the persons listed below is Transworld HealthCare, Inc., 75 Terminal Avenue, Clark, New Jersey 07066, unless otherwise provided.

                    NAME                         AGE                        POSITION
                    ----                         ---                        --------
Timothy M. Aitken............................    52     Chairman of the Board, Chief Executive Officer
                                                        and Director
Robert W. Fine...............................    60     President, Chief Operating Officer and Director
Wayne A. Palladino...........................    38     Senior Vice President and Chief Financial
                                                        Officer
H. Gene Berger...............................    56     Executive Vice President
Michael P. Garippa...........................    42     Vice President
Kevin M. Buhrman.............................    45     Vice President
Leslie J. Levinson...........................    42     Secretary
Richard A. Yoken.............................    46     Director
Scott A. Shay................................    39     Director
Lewis S. Ranieri.............................    50     Director

     Timothy M. Aitken has served as Chairman of the Board and Chief Executive Officer of Transworld since January 15, 1997. Prior to joining Transworld, Mr. Aitken served as an independent consultant to the health care industry from November 1996 until January 1997. From June 1995 until November 1996, Mr. Aitken served as the vice chairman and president of Apria Healthcare Group, Inc., a California based home health care company. Since September 1995, he has also served as chairman of the board of Omnicare plc, a publicly listed company in the United Kingdom. From 1990 until June 1995, Mr. Aitken served as chairman of the board, president and chief executive officer of Abbey Healthcare Group Inc., a California based home health care company.


     Robert W. Fine has been a Director of Transworld since July 1988. Mr. Fine has served as Chief Operating Officer since June 1993, President of Transworld since August 1995 and Acting Chief Executive Officer from May 1996 to January 1997. From June 1993 until August 1995, he also served as a Vice President of Transworld. From November 1990 until June 1993, Mr. Fine was the president of the domestic operations of Fortress Company, a manufacturer of wheelchairs and related equipment. Mr. Fine has been Chief Executive Officer, President, Chief Operating Officer and a Director of IMH since November 1996.


     Wayne A. Palladino has been a Vice President and Chief Financial Officer of Transworld since February 1991, a Senior Vice President of Transworld since September 1996 and Chief Financial Officer, Senior Vice President and Assistant Secretary of IMH since November 1996. From September 1989 until joining Transworld, he served as the vice president-finance and chief financial officer of ESC Electronics Corp., an electronics manufacturer. From December 1985 until January 1991, he was a principal in Pennwood

Capital Corporation, a private investment concern. From January 1984 through December 1985, Mr. Palladino was a senior associate in the business development unit of W.R. Grace & Co., Inc.

     H. Gene Berger has been Executive Vice President of Transworld since July 1995 and served as a Vice President from June 1992 until July 1995. From June 1992 until November 1993, Mr. Berger was the principal officer in charge of operations at Steri-Pharm, Inc., a subsidiary of Transworld. From October 1991 to June 1992, Mr. Berger was the President, Chief Operating and Executive Officer of Transworld. Prior thereto, from January 1990, Mr. Berger was president of Jayile Associates, a consulting firm to the health care industry. Beginning in January 1987, Mr. Berger was employed by Biotech Capital Corporation, a venture capital firm, and was designated by such firm to serve as president of three affiliated companies in the health care sector. From January 1984 through November 1986, Mr. Berger was chairman of the board, chief executive officer and president of Clinical Sciences, Inc., a company in the immunodiagnostics and biotechnology fields.

     Michael P. Garippa has been a Vice President of Transworld and the principal officer in charge of Transworld's infusion therapy, respiratory therapy and home medical equipment operations since September 1993. Since June 1985, Mr. Garippa has been the president of The PromptCare Companies, Inc., a subsidiary of Transworld.


     Kevin M. Buhrman has been a Vice President of Transworld since June 1992. Since November 1993, Mr. Buhrman has been the principal officer in charge of Transworld's nursing and paraprofessional operations. From June 1992 until November 1993, Mr. Buhrman was the principal officer in charge of Transworld's Transworld Home HealthCare -- Nursing Division, Inc. ("Nurses") operations. From February 1990 to June 1992, Mr. Buhrman was executive vice president of Nurses. From February 1988 to 1990, Mr. Buhrman was the corporate administrator of Nurses' New Jersey offices. From 1974 through 1988, he managed the Respiratory Care Department of Riverview Medical Center in Red Bank, New Jersey.


     Leslie J. Levinson has served as Secretary of Transworld since October 1990 and Secretary of IMH since November 1996. Since June 1991, he has been a partner in the law firm of Baer Marks & Upham LLP, which firm serves as counsel to Transworld. From January 1988 until June 1991, he was a partner in the law firm of Dow, Lohnes & Albertson, which firm served as counsel to Transworld. Mr. Levinson's business address is Baer Marks & Upham LLP, 805 Third Avenue, New York, New York 10022.

     Richard A. Yoken has been a Director of Transworld since June 1992. Since May 1990, Mr. Yoken has been the chairman, president and chief executive officer of The Portfolio Strategy Group, Inc., an investment consulting firm. Since July 1984, he also has been the president and principal shareholder of Yoken & Company, Inc., a corporate and personal financial consulting firm. Mr. Yoken's business address is 505 Park Avenue, New York, New York 10022.


     Scott A. Shay has been a Director of Transworld since January 1996 and served as Acting Chairman of the Board of Transworld from September 1996 until January 1997 and a Director of IMH since November 1996. Since March 1995, Mr. Shay has been the executive vice president of Hyperion Funding II Corp., the general partner of the general partner of Hyperion. Since 1988, Mr. Shay has been a control person of Hyperion Partners L.P., an affiliate of Hyperion, and has at various times acted as a director of various entities owned directly and indirectly by Hyperion Partners L.P., including, currently, Bank United Corp. and Hyperion Capital Management, Inc. Since 1988, Mr. Shay also has been a managing director of Ranieri & Co., Inc., an investment consulting firm. Prior to joining Ranieri & Co., Mr. Shay was a director of Salomon Brothers Inc., where he was employed from 1980 until 1988, and where he was responsible at various times for the firm's thrift mergers and acquisition practice and for mortgage banking financing and mergers and acquisitions. Mr. Shay's business address is 50 Charles Lindbergh Boulevard, Suite 500, Uniondale, New York 11553.


     Lewis S. Ranieri has been a Director of Transworld since May 1997. Mr. Ranieri is the chairman of Bank United Corp., a position he has held since 1988; he was also the president, chief executive of Bank United Corp. and chairman of Bank United, the subsidiary of Bank United Corp., from 1988 until July 15, 1996. Mr. Ranieri is also the chairman and president of Ranieri & Co., Inc., positions he has held since founding

Ranieri & Co., Inc., in 1988. Mr. Ranieri is a founder of Hyperion Partners L.P. and of Hyperion. He is also chairman of Hyperion Capital Management, Inc., a registered investment advisor and the Hyperion Total Return Fund, Inc. He is director of the Hyperion 1999 Term Trust, Inc., the Hyperion 1997 Term Trust, Inc., the Hyperion 2002 Term Trust, Inc. and Hyperion 2005 Investment Grade Opportunity Trust, Inc. Mr. Ranieri is also chairman and president of various other indirect subsidiaries of Hyperion Partners L.P. and Hyperion. He is also chairman of the board and a director of American Marine Holdings, Inc. Mr. Ranieri is also a director of Delphi Financial Group, Inc. Mr. Ranieri is a former vice chairman of Salomon Brothers where he was employed from 1968 to 1987, and was one of the principal developers of the secondary mortgage market. He is a member of the National Association of Home Builders Mortgage Roundtable. Mr. Ranieri's business address is 50 Charles Lindbergh Boulevard, Suite 500, Uniondale, New York 11553.

                              INDEPENDENT AUDITORS

     BDO Seidman are the Company's independent auditors. Representatives of BDO Seidman are expected to be present at the Special Meeting to respond to appropriate questions of stockholders and make a statement if they so desire.

                             AVAILABLE INFORMATION

     Pursuant to Rule 13e-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the Company and Transworld have filed with the Securities and Exchange Commission a Rule 13e-3 Transaction Statement on Schedule 13E-3 (including any amendments thereto, the "Schedule 13E-3"), together with exhibits thereto, furnishing certain additional information with respect to the Merger. This Proxy Statement does not contain all the information contained in the Schedule 13E-3 and the exhibits thereto, certain portions of which are omitted as permitted by the rules and regulations of the Securities and Exchange Commission.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission. The Schedule 13e-3 and the exhibits thereto, as well as such reports, proxy statements and other information filed by the Company with the Securities and Exchange Commission, can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the public reference facilities maintained by the Commission at 7 World Trade Center, Suite 1300, New York, New York 10048 and at Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Schedule 13E-3 and the exhibits thereto, as well as recent reports and proxy statements of the Company, have been filed through the Electronic Data Gathering, Analysis and Retrieval (EDGAR) system and are publicly available through the Securities and Exchange Commission's Web site (http://www.sec.gov). The Company's Common Stock is quoted on the NASDAQ SmallCap Market. Copies of documents filed by the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc.,
Attention: Proxy Department, 1735 K Street Northwest, Washington, D.C.
20006-1500.

     All reports and opinions from outside parties filed as exhibits to the
Schedule 13E-3 filed with the Securities and Exchange Commission in connection with the Merger also will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested stockholder or representative thereof who has been so designated in writing.

                     OTHER BUSINESS AT THE SPECIAL MEETING


     The Company is not aware of any business to be acted upon at the Special Meeting other than as described herein. If, however, other matters are properly brought before the Special Meeting, or any adjournments or postponements thereof, the persons appointed as proxies will have discretion to vote or act thereon in accordance with their best judgment. If the Merger is not consummated, proposals of stockholders intended to be presented at the next annual meeting of stockholders of the Company must be received by the Company on or before August 15, 1997.


                                          BY ORDER OF THE BOARD OF DIRECTORS,

                                          W. James Nicol
                                          Chief Executive Officer and President


Dated: June 16, 1997

                         INDEX TO FINANCIAL STATEMENTS

                          AUDITED FINANCIAL STATEMENTS

                                                                 PAGE
                                                                 ----
Report of Independent Certified Public Accountants..........          F-2
Consolidated balance sheets:
  April 30, 1996 and 1995...................................          F-3
Consolidated financial statements for the three years ended
  April 30, 1996:
  Statements of operations..................................          F-4
  Statements of stockholders' equity........................          F-5
  Statements of cash flows..................................    F-6 - F-7
Notes to consolidated financial statements..................   F-8 - F-21

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Index to Condensed Consolidated Financial Statements........         F-22
Balance Sheets as of January 31, 1997 (Unaudited) and April
  30, 1996 (Audited)........................................         F-23
Statements of Operations for the Nine Months Ended January
  31, 1997 and January 31, 1996 (Unaudited).................         F-24
Statements of Cash Flow for the Nine Months Ended January
  31, 1997 and January 31, 1996 (Unaudited).................         F-25
Statement of Stockholders' Equity for the Nine Months Ended
  January 31, 1997 (Unaudited)..............................         F-26
Notes to Financial Statements...............................         F-27

                            HEALTH MANAGEMENT, INC.
                                AND SUBSIDIARIES

                                                                  INDEX
                                                                  -----
Report of Independent Certified Public Accountants..........           F-2
Consolidated Balance Sheets:
  April 30, 1996 and 1995...................................           F-3
Consolidated Financial Statements for the Three Years Ended
  April 30, 1996:
  Statements of operations..................................           F-4
  Statements of stockholders' equity........................           F-5
  Statements of cash flows..................................     F-6 - F-7
Notes to Consolidated Financial Statements..................    F-8 - F-21

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Health Management, Inc. and Subsidiaries
Buffalo Grove, Illinois

     We have audited the consolidated balance sheets of Health Management, Inc. and Subsidiaries as of April 30, 1996 and 1995 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended April 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of financial statements. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Health Management, Inc. and Subsidiaries at April 30, 1996 and 1995 and the results of their operations and cash flows for each of the three years in the period ended April 30, 1996 in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1 and 7 to the accompanying consolidated financial statements, the Company is not in compliance with the provisions of certain loan agreements and is the defendant in significant litigation. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Notes 1 and 7. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

BDO Seidman, LLP

Mitchel Field, New York
  July 22, 1996, except for Note 4(a)
  which is as of July 26, 1996

                            HEALTH MANAGEMENT, INC.
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                               ASSETS (NOTE 4(A))

                                                                      APRIL 30,
                                                              --------------------------
                                                                 1996           1995
                                                              -----------    -----------
CURRENT:
Cash and cash equivalents...................................  $ 3,280,195    $ 4,562,712
Accounts receivable, less allowance for doubtful accounts of
  approximately $10,070,000 and $7,998,000..................   36,457,199     31,339,809
Inventories.................................................    6,800,820      7,787,661
Tax refund receivable (Note 6)..............................    8,037,030      1,827,000
Deferred taxes (Note 6).....................................    1,807,000      3,133,300
Prepaid expenses and other..................................      655,358      1,163,541
                                                              -----------    -----------
TOTAL CURRENT ASSETS........................................   57,037,602     49,814,023
IMPROVEMENTS AND EQUIPMENT, LESS ACCUMULATED DEPRECIATION
  AND AMORTIZATION (NOTES 3 AND 4)..........................    3,825,974      2,136,062
GOODWILL (NOTE 2)...........................................   34,008,496     35,464,260
OTHER.......................................................    1,043,607      1,275,775
                                                              -----------    -----------
                                                              $95,915,679    $88,690,120
                                                              ===========    ===========
                          LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT:
Accounts payable............................................  $20,714,836    $12,329,991
Accrued unusual charges (Note 5)............................    3,559,000             --
Accrued expenses............................................    1,526,119      1,862,407
Current maturities of long-term debt (Note 4)...............   28,746,028     23,135,267
                                                              -----------    -----------
TOTAL CURRENT LIABILITIES...................................   54,545,983     37,327,665
LONG-TERM DEBT, LESS CURRENT MATURITIES (NOTE 4)............    4,006,077      3,191,123
                                                              -----------    -----------
  TOTAL LIABILITIES.........................................   58,552,060     40,518,788
                                                              -----------    -----------
COMMITMENTS AND CONTINGENCIES (NOTE 7)
STOCKHOLDERS' EQUITY (NOTE 8):
Preferred stock--$.01 par value--shares authorized
  1,000,000; issued and outstanding, none...................           --
Common stock--$.03 par value--shares authorized 20,000,000;
  issued and outstanding 9,328,240 and 9,316,017............      279,848        279,481
Additional paid-in capital..................................   38,138,771     38,019,510
Retained earnings (deficit).................................   (1,055,000)     9,872,341
                                                              -----------    -----------
TOTAL STOCKHOLDERS' EQUITY..................................   37,363,619     48,171,332
                                                              -----------    -----------
                                                              $95,915,679    $88,690,120
                                                              ===========    ===========

          See Accompanying Notes to Consolidated Financial Statements

                            HEALTH MANAGEMENT, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 YEAR ENDED APRIL 30,
                                                       ----------------------------------------
                                                           1996          1995          1994
                                                       ------------   -----------   -----------
Revenues.............................................  $158,859,638   $88,456,028   $44,249,516
Cost of Sales (including unusual charges of
  $2,840,000 in 1996) (Note 5).......................   120,223,528    63,708,021    28,643,460
                                                       ------------   -----------   -----------
       Gross profit..................................    38,636,110    24,748,007    15,606,056
                                                       ------------   -----------   -----------
Operating Expenses:
  Selling............................................     4,649,697     2,898,208     1,847,197
  General and administrative.........................    24,324,490    10,648,792     5,428,342
  Provision for doubtful accounts (Note 5)...........    14,714,606     7,978,189     1,781,000
  Unusual charges (Note 5)...........................     5,600,000            --            --
                                                       ------------   -----------   -----------
       Total Operating Expenses......................    49,288,793    21,525,189     9,056,539
                                                       ------------   -----------   -----------
Income (Loss) from Operations........................   (10,652,683)    3,222,818     6,549,517
Interest Expense.....................................    (2,717,155)     (269,316)      (88,215)
Interest Income......................................        37,651       333,077       290,341
                                                       ------------   -----------   -----------
       Income (loss) before Income Taxes.............   (13,332,187)    3,286,579     6,751,643
Income Taxes (Note 6)................................    (2,404,846)    1,340,391     2,750,685
                                                       ------------   -----------   -----------
       Net Income (Loss).............................  $(10,927,341)  $ 1,946,188   $ 4,000,958
                                                       ============   ===========   ===========
Earnings (Loss) per share of Common Stock
  -- primary.........................................        $(1.16)         $.21          $.54
                                                       ============   ===========   ===========
  -- fully diluted...................................        $(1.16)         $.21          $.53
                                                       ============   ===========   ===========
Weighted Average Shares Outstanding
  -- primary.........................................     9,414,500     9,408,300     7,383,040
                                                       ============   ===========   ===========
  -- fully diluted...................................     9,414,500     9,420,816     7,593,465
                                                       ============   ===========   ===========

          See Accompanying Notes to Consolidated Financial Statements

                            HEALTH MANAGEMENT, INC.
                                AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                   THREE YEARS ENDED APRIL 30, 1996 (NOTE 8)

                                          COMMON STOCK                                      UNEARNED
                                         $.03 PAR VALUE      ADDITIONAL      RETAINED      RESTRICTED
                                      --------------------     PAID-IN       EARNINGS        STOCK
                                       SHARES      AMOUNT      CAPITAL      (DEFICIT)     COMPENSATION
                                      ---------   --------   -----------   ------------   ------------
Balance, May 1, 1993................  6,076,063   $182,281   $ 5,647,475   $  3,925,195    $      --
  Common stock issued upon exercise
     of stock options...............      2,833         85        12,663             --           --
  Common stock issued upon exercise
     of stock warrants..............     40,330      1,210       216,572             --           --
  Common stock issued upon
     conversion of subordinated
     debentures.....................    357,145     10,715       364,288             --           --
  Common stock issued upon public
     offering.......................  2,000,000     60,000    21,922,258             --           --
  Common stock issued upon
     acquisition of Murray Group....    617,060     18,512     7,676,230             --           --
  Restricted stock issued to
     consultants....................     11,000        330       113,795             --     (114,125)
  Compensation under restricted
     stock..........................         --         --            --             --       57,060
  Net income for the year ended
     April 30, 1994.................         --         --            --      4,000,958           --
                                      ---------   --------   -----------   ------------    ---------
Balance, April 30, 1994.............  9,104,431    273,133    35,953,281      7,926,153      (57,065)
  Common stock issued upon
     acquisition of:
     Pharmaceutical Marketing
       Alliance.....................     20,000        600       242,775             --           --
     Maryland Pharmacies............    108,757      3,263     1,356,112             --           --
  Common stock issued upon exercise
     of stock warrants..............     78,996      2,370       424,208             --           --
  Common stock issued upon exercise
     of stock options...............      2,833         85        24,414             --           --
  Common stock issued to
     directors......................      1,000         30        18,720             --           --
  Compensation under restricted
     stock..........................         --         --            --             --       57,065
  Net income for the year ended
     April 30, 1995.................         --         --            --      1,946,188
                                      ---------   --------   -----------   ------------    ---------
Balance, April 30, 1995.............  9,316,017    279,481    38,019,510      9,872,341           --
  Common stock issued upon exercise
     of stock options...............     12,223        367       119,261
  Net loss for the year ended April
     30, 1996.......................                                        (10,927,341)
                                      ---------   --------   -----------   ------------    ---------
Balance, April 30, 1996.............  9,328,240   $279,848   $38,138,771   $ (1,055,000)   $      --
                                      =========   ========   ===========   ============    =========

          See Accompanying Notes to Consolidated Financial Statements

                            HEALTH MANAGEMENT, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    (NOTE 9)

                                                                YEAR ENDED APRIL 30,
                                                      -----------------------------------------
                                                          1996           1995          1994
                                                      ------------   ------------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).................................  $(10,927,341)  $  1,946,188   $ 4,000,958
  Adjustments to reconcile net income (loss) to net
     cash used in operating activities:
     Depreciation and amortization..................     2,127,400        846,869       453,149
     Provision for doubtful accounts receivable.....    14,714,606      7,978,189     1,781,000
     Deferred taxes.................................     1,326,300     (2,516,300)     (701,315)
     Write-off of improvements and equipment........       263,563
     Write-off of goodwill..........................       552,432
     Write-off of organizational costs..............       134,161
     Loss from disposition of rental equipment......            --        287,287            --
     Compensation under restricted stock............            --         57,065        57,060
     Common stock issued to director................            --         18,750            --
  Increase (decrease) in cash flows from changes in
     operating assets and liabilities, net of
     effects of purchase of CPMB and other
     acquisitions in 1995 and Murray Group in 1994:
     Accounts receivable............................   (19,831,996)   (16,706,549)   (9,624,966)
     Tax refund receivable..........................    (6,210,030)    (1,827,000)           --
     Inventories....................................       986,841     (1,826,911)      205,220
     Prepaid expenses and other.....................       508,183       (976,058)     (205,307)
     Other assets...................................        98,008       (239,758)     (249,281)
     Accounts payable...............................     8,384,845      4,870,054        99,675
     Accrued unusual charges........................     3,559,000             --            --
     Accrued expenses...............................      (336,288)       396,332       203,075
     Income taxes payable...........................                   (1,759,590)      280,467
                                                      ------------   ------------   -----------
NET CASH USED IN OPERATING ACTIVITIES...............    (4,650,316)    (9,451,432)   (3,700,265)
                                                      ------------   ------------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash used in acquisition of CPMB..................      (324,366)   (20,630,212)           --
  Cash used in acquisition of Murray Group..........            --             --    (7,500,000)
  Other acquisitions................................            --     (2,167,500)     (250,000)
  Collection of receivable from the seller of Murray
     Group..........................................            --      1,444,426            --
  Capital expenditures..............................    (1,491,722)      (948,368)     (565,815)
  Proceeds from sale of rental equipment............            --        214,598            --
                                                      ------------   ------------   -----------
NET CASH USED IN INVESTING ACTIVITIES...............    (1,816,088)   (22,087,056)   (8,315,815)
                                                      ------------   ------------   -----------

          See Accompanying Notes to Consolidated Financial Statements

                            HEALTH MANAGEMENT, INC.
                                AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                                    (NOTE 9)

                                                                YEAR ENDED APRIL 30,
                                                      -----------------------------------------
                                                          1996           1995          1994
                                                      ------------   ------------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt......................    16,450,000     23,000,000            --
  Principal payments on long-term debt..............   (11,000,000)            --            --
  Net payment on capital leases.....................      (385,741)      (123,357)      (44,202)
  Decrease in bank loan -- net......................            --             --      (200,000)
  Proceeds from issuance of common stock............            --             --    21,982,258
  Cash paid for deferred borrowing fees.............            --       (722,000)           --
  Proceeds from exercise of warrants................            --        426,578       217,782
  Proceeds from exercise of options.................       119,628         24,499        12,748
                                                      ------------   ------------   -----------
NET CASH PROVIDED BY FINANCING ACTIVITIES...........     5,183,887     22,605,720    21,968,586
                                                      ------------   ------------   -----------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.......................................    (1,282,517)    (8,932,768)    9,952,506
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR........     4,562,712     13,495,480     3,542,974
                                                      ------------   ------------   -----------
CASH AND CASH EQUIVALENTS, END OF YEAR..............  $  3,280,195   $  4,562,712   $13,495,480
                                                      ============   ============   ===========

          See Accompanying Notes to Consolidated Financial Statements

                            HEALTH MANAGEMENT, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

ORGANIZATION AND PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include Health Management, Inc. (formerly Homecare Management, Inc.) (the "Company"), (a Delaware corporation), its wholly-owned subsidiaries Home Care Management, Inc. (HMI-NY), HMI Pennsylvania, Inc., HMI Retail Corp. Inc., Health Reimbursement Corp., HMI PMA Inc., HMI Maryland Inc., and HMI Illinois, Inc. All material intercompany accounts and transactions have been eliminated in consolidation.

BASIS OF PRESENTATION

     The Company's consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As more fully discussed in Note 4, the Company is in violation of its loan agreements resulting in the related debt being classified as current liabilities. The Company and its lenders have agreed to a forbearance period during which management intends to attempt to arrange for a refinancing of the current debt. Also, as described in Note 7, the Company is a defendant in significant litigation and is the subject of an investigation by the Enforcement Division of the Securities and Exchange Commission. These matters raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

USE OF ESTIMATES AND CONCENTRATION

     In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Approximately 46% of the Company's revenues are currently attributable to sale of two products which are manufactured solely by one pharmaceutical manufacturer. If the Company were unable to purchase these two products, its results of operations would be materially and adversely affected.

CREDIT RISK

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments, tax-exempt obligations and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. At times, such cash investments exceed the Federal Deposit Insurance Corp. insurance limit. Concentrations of credit risk with respect to trade receivables are limited due to the diverse group of patients whom the Company services. No single customer accounted for a significant amount of the Company's sales in the years ended April 30, 1996, 1995 and 1994. Approximately 44%, 40% and 35% of the Company's revenues are reimbursed under arrangements with Federal and State medical assistance programs for the years ended April 30, 1996, 1995, and 1994. At April 30, 1996 and 1995, approximately 43%, and 36% of the Company's accounts receivable are from Federal and State medical assistance programs. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

INVENTORIES

     Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out method (FIFO). Inventories are principally comprised of prescription and over-the-counter drugs.

                            HEALTH MANAGEMENT, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

REVENUE RECOGNITION

     Revenues are recognized on the date services and related products are provided to patients and are recorded at amounts estimated to be received from patients or under reimbursement arrangements with third party payors.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

IMPROVEMENTS AND EQUIPMENT

     Improvements and equipment are stated at cost. Depreciation of equipment and amortization of leasehold improvements are computed over the estimated useful lives of the assets and the lease term, respectively, ranging from 3 to 7 years for equipment and 13 years for improvements. Accelerated methods (double declining balance method) are used for both book and tax purposes for all classes of assets except for leasehold improvements which are amortized using straight line method.

GOODWILL AND OTHER LONG-LIVED ASSETS

     Goodwill represents the excess of the purchase price over the fair value of net assets acquired through business combination, accounted for as purchases (see Note 2) and is amortized on a straight-line basis over the estimated period to be benefitted -- thirty years. During the fiscal year ended April 30, 1996, the Company elected the early adoption of SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Prior to the adoption of SFAS No. 121, the carrying value of goodwill was reviewed periodically based on the projected gross profits of the businesses acquired over the remaining amortization period.

     In accordance with SFAS No. 121 the carrying value of long-lived assets will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The amount of impairment is computed based on the excess of the asset's carrying value over its fair value under SFAS 121. Long-lived assets acquired in business combinations accounted for using the purchase method includes the goodwill that arose in those transactions allocated on a pro rata basis using the relative fair values of the long-lived assets and identifiable intangibles acquired at the acquisition date. Based on the Company's analysis under SFAS No. 121, the Company believes that, other than the write-off of goodwill related to the Pharmaceutical Marketing Alliance acquisition (see Note 2) totalling $553,000, no impairment of the carrying value of its long-lived assets inclusive of allocated goodwill existed at April 30, 1996. The Company's analysis at April 30, 1996 has been based on an estimate of future undiscounted net cash flows. Should the results forecasted not be achieved, future analyses may indicate insufficient future undiscounted net cash flows to recover the carrying value of the Company's long-lived assets inclusive of allocated goodwill, in which case SFAS No. 121 would require the carrying value of such assets to be written down to fair value if lower than carrying value.

INCOME TAXES

     Deferred taxes are recorded to reflect the temporary differences in the tax bases of assets and liabilities and their reported amounts in the financial statements. The differences relate principally to the allowance for doubtful accounts and unusual charges.

EARNINGS PER SHARE

     Earnings per share are computed on the basis of the weighted average number of common shares and common stock equivalents outstanding during the year. Fully diluted earnings per share results mainly from

                            HEALTH MANAGEMENT, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

considering the shares issuable upon the conversion of the convertible subordinated debentures and adjusting the net income by adding back the after-tax effect of the interest expense thereon.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of certain financial instruments, including cash, accounts receivable and accounts payable, approximate fair value as of April 30, 1996 because of the relatively short-term maturity of these instruments. The carrying value of long-term debt, including the current portion, approximates fair value as of April 30, 1996 based upon the borrowing rates currently available to the Company for bank loans with similar terms and average maturities.

STOCK-BASED COMPENSATION

     The Financial Accounting Standards Board Issued Statement of Financial Accounting Standard Number 123 "Accounting for Stock-Based Compensation" ("SFAS Number 123") in October 1995. Statement Number 123 encourages companies to recognize expense for stock options and other stock-based employee compensation plans based on their fair value at the date of grant. As permitted by Statement Number 123, the Company plans to continue to apply its current accounting policy under APB Opinion Number 25 "Accounting for Stock Issued to Employees" in 1996 and future years, and will provide disclosure of the pro forma impact on net income and earnings per share as if the fair value-based method had been applied.

2. ACQUISITIONS

     (a) On March 31, 1995, HMI Illinois, a wholly-owned subsidiary of the Company, acquired certain assets subject to certain liabilities of Caremark Inc.'s Clozaril Patient Management Business ("CPMB"). The aggregate purchase price was approximately $23,260,000 consisting of $20,060,000 in cash provided by bank financing, a $200,000 escrow deposit, and a $3,000,000 five year subordinated note with an annual interest rate of 8% payable semi-annually.

     The acquisition has been accounted for by the purchase method of accounting. The purchase price has been allocated to the assets acquired based on the estimated fair values of each asset and liability. The purchased assets consist primarily of inventory and equipment. The excess of purchase price over fair value of the assets acquired was approximately $22,860,000.

     The unaudited pro-forma condensed combined statement of income for the year ended April 30, 1995 giving effect to the acquisition of CPMB by the Company as if it had occurred as of the beginning of the year is as follows:

                                                                  YEAR ENDED
                                                                APRIL 30, 1995
                                                                ---------------
                                                                (IN THOUSANDS)
Revenues....................................................       $133,178
                                                                   ========
Income......................................................       $  6,237
                                                                   ========
Net income..................................................       $  3,505
                                                                   ========
Earnings Per Share
  Primary...................................................       $    .37
  Fully Diluted.............................................       $    .37
                                                                   ========

     Pro-forma adjustments included in the pro-forma condensed combined statement of income consisted of amortization of goodwill of $666,000, interest expenses of $2,340,000, allowance for doubtful accounts of $634,000 and increase in cost of sales of $500,000.

                            HEALTH MANAGEMENT, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     (b) On February 6, 1995, the Company acquired substantially all of the assets, subject to certain liabilities, of two specialty pharmacies located in Maryland. Immediately following this acquisition, the Company contributed all of the acquired assets, subject to assumed liabilities, to HMI, Maryland, Inc., a newly formed subsidiary wholly-owned by the Company ("HMI-Maryland"). The aggregate purchase price for the two specialty pharmacies approximated $3,172,000 and consisted of $1,812,500 in cash and cash equivalents and 108,757 newly-issued shares of common stock of the Company discounted at 25% and valued at $1,359,500.

     The acquisition has been accounted for by the purchase method of accounting. The purchase price has been allocated to the assets acquired based on the estimated fair value of each asset. The excess of purchase price over fair value of the assets was approximately $2,454,000.

     (c) On June 16, 1994, the Company acquired certain assets of Pharmaceutical Marketing Alliance, Inc. (PMA) for a total purchase price of $598,375 which is comprised of cash of $355,000 and 20,000 shares of common stock. Immediately following this acquisition, the Company contributed all of the acquired assets, subject to assumed liabilities to HMI-PMA, Inc., a newly-formed wholly-owned subsidiary. The Company also entered into a three-year employment agreement with three employees of PMA at an aggregate of $225,000 per annum.

     The operations of HMI-PMA were closed during fiscal year 1996. Costs associated with this closure, including write-off of goodwill of $553,000 and termination of employment agreements were recorded in the year ended April 30, 1996. The write-off and the related charges were part of the $3,600,000 charge discussed in Note 5.

     (d) On April 1, 1994, the Company acquired substantially all of the net assets of Murray Pharmacy, Inc. and Murray Pharmacy Too, Inc. (collectively "Murray Group"), for total consideration of up to $16,195,000, comprised of cash of $7,500,000, 617,060 shares of non-registered common stock of the Company, discounted at 25% and valued at $7,695,000, and a $1,000,000 earn-out based on performance of the companies for the year ended April 30, 1995. The $1,000,000 earn-out was not recorded because the specified performance level was not achieved.

     In connection with the acquisition, the Company entered into employment agreements with the two shareholders of the Murray Group. The Company also entered into leases for buildings owned by the two Murray Group's shareholders (see Note 6(a)).

     The acquisition has been accounted for by the purchase method of accounting. The purchase price has been allocated to the assets acquired based on the estimated fair value of each asset. The purchased assets consist primarily of accounts receivable and inventory. The excess of purchase price over the fair value of the assets acquired was approximately $10,100,000.

                            HEALTH MANAGEMENT, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     As a result of the above acquisitions, total excess of purchase price in excess of net assets acquired are as follows:

                                                              APRIL 30,
                                                      -------------------------
                                                         1996          1995
                                                      -----------   -----------
Goodwill resulting from acquisition of:
  CPMB..............................................  $22,860,251   $22,535,855
  Maryland pharmacies...............................    2,453,959     2,453,959
  PMA...............................................           --       581,507
  Murray group......................................   10,099,860    10,099,860
  Other.............................................      250,000       250,000
                                                      -----------   -----------
                                                       35,664,070    35,921,181
Less: accumulated amortization......................    1,655,574       456,921
                                                      -----------   -----------
                                                      $34,008,496   $35,464,260
                                                      ===========   ===========

3. IMPROVEMENTS AND EQUIPMENT

     Improvements and equipment consist of the following:

                                                                APRIL 30,
                                                        --------------------------
                                                           1996           1995
                                                        -----------    -----------
Furniture and equipment.............................    $ 2,380,978    $ 1,575,503
Transportation equipment............................        104,090         88,906
Computer equipment..................................      2,689,619        777,133
Leasehold improvements..............................        365,743        491,108
                                                        -----------    -----------
                                                          5,540,430      2,932,650
Less accumulated depreciation and amortization......      1,714,456        796,588
                                                        -----------    -----------
                                                        $ 3,825,974    $ 2,136,062
                                                        ===========    ===========

4. LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                APRIL 30,
                                                        --------------------------
                                                           1996           1995
                                                        -----------    -----------
Term loan(a)........................................    $18,000,000    $21,000,000
Revolving credit(a).................................     10,350,000      2,000,000
Subordinated note payable(b)........................      3,000,000      3,000,000
Capitalized leases and notes payable requiring
  monthly payments of $42,252 including assumed
  interest ranging from 3.2% to 21%, collateralized
  by equipment with a book value of $1,354,708......      1,402,105        326,390
                                                        -----------    -----------
                                                         32,752,105     26,326,390
Less current maturities.............................     28,746,028     23,135,267
                                                        -----------    -----------
                                                        $ 4,006,077    $ 3,191,123
                                                        ===========    ===========

     (a) On April 4, 1995, the Company borrowed $21,000,000 on a term loan to fund the cash portion of the acquisition of CPMB (Note 2(a)). The term loan bears interest at a rate of .5% above the Alternative Base Rate (as defined by the Credit Agreement and was 8.75% at April 30, 1996) and is convertible into Eurodollar

                            HEALTH MANAGEMENT, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

loans. The principal was payable over five years in quarterly installment payments of $750,000 through March 31, 1996; $1,000,000 through March 31, 1997, $1,250,000 through March 31, 1999 and $1,000,000 through March 21, 2000.

     The Credit Agreement provided for a revolving credit facility of up to $15,000,000, including up to a $1,000,000 letter of credit facility. This agreement had an original expiration date of March 1997. Borrowings under this facility bear interest at the Alternative Base Rate (as defined in the Credit Agreement) and is convertible into Eurodollar loans. At April 30, 1996, the Company had borrowings under this line of credit of $10,350,000 bearing interest at 8.25% on $6,350,000 and 7.5% on $4,000,000.

     The term loan and the revolving credit facility are collateralized by an assignment of a security interest in all assets of the Company and its subsidiaries.

     The agreements contains restrictions relating to the payment of dividends, liens, indebtedness, investments and capital expenditures. In addition, the Company must maintain certain financial ratios and a minimum net worth. As a result of the matters discussed in Note 7(d) and the unusual charges described in Note 5, the Company was in violation of certain provisions of the Credit Agreement. Accordingly, all borrowings under the term loan and the revolving credit facility are classified as current.

     On July 26, 1996, the Company and the lenders under the agreements entered into a forbearance agreement covering the period from July 26, to November 15, 1996. Under this agreement, the lenders agreed subject to certain conditions, to forbear from exercising any of their legal, contractual or equitable rights of remedies in respect of any of the existing events of default during the above forbearance period and the Company agreed to certain revised financial covenants and reporting requirements. The forbearance agreement also reduced the availability under the revolving credit facility to a maximum of $1,500,000 over the borrowings currently outstanding.

     Concurrently, the Company engaged National Westminster Bank PLC ("Nat West") to act as its financial advisor to explore a variety of strategic and financial alternatives. The Company requires additional financing to remedy the default condition of its term loan and borrowings under revolving credit facility. In order to satisfy such obligations the Company may consider engaging in a public or private offering of securities of the Company. There is no assurance that such financing can be obtained.

     (b) In connection with the CPMB acquisition (see Note 2(a)), the Company is obligated on a $3,000,000 unsecured subordinated note, bearing interest at an annual rate of 8% and maturing March 31, 2000.

     As a result of the restatement of the Company's April 30, 1995 financial statements and the provision of unusual charges (see Note 5), the Company did not meet certain of the financial ratios as required by the note. As a result, the note became convertible into the Company's common stock upon notice received from the holder of the note. The conversion price is based upon the average closing price of the Company's common stock for the ten trading days immediately proceeding the conversion date and the ten trading days immediately subsequent to the conversion date. The Company has not received notice from the noteholder for conversion.

     The maximum amount of short-term borrowings outstanding during the years ended April 30, 1996, 1995 and 1994 was $10,350,000 $2,300,000 and $2,000,000,
respectively. The average amounts outstanding for the years ended April 30, 1996, 1995 and 1994 were $7,696,000, $592,000 and $796,000, respectively. The average borrowing rates were 8.37%, 8.875% and 7% for the years ended April 30, 1996, 1995 and 1994, respectively.

                            HEALTH MANAGEMENT, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Long term debt matures as follows:

                    YEAR ENDED APRIL 30,
                    --------------------
       1997.................................................    $28,746,028
       1998.................................................        377,771
       1999.................................................        315,873
       2000.................................................      3,245,162
       2001.................................................         67,271
                                                                -----------
                                                                $32,752,105
                                                                ===========

5. UNUSUAL CHARGES AND OTHER CHARGES

     The following charges were incurred during the year ended April 30, 1996:

Included in costs of sales:
  Write-off of medical device inventory (a).................    $ 2,840,000
                                                                ===========

     Included in the provision for doubtful accounts:

Additional provision reflecting a change in the estimation
  of the allowance for doubtful accounts (b)................    $8,400,000
                                                                ==========
Unusual charges:
  Cost associated with organizational consolidation and
     other cost reduction programs (c)......................     3,600,000
  Professional fees related to the Company's litigation and
     restatement of fiscal 1995 financial statements (see
     Note 7(d)).............................................     2,000,000
                                                                ----------
                                                                $5,600,000
                                                                ==========

(a) Through January 31, 1996, the Company purchased approximately $3.5 million of medical device inventory under a purchase agreement which provided for a total purchase commitment of approximately $5.4 million in return for an exclusive right to distribute in the home care market. A substantial portion of the $3.5 million was purchased during the nine months ended January 31, 1996.

    This device was originally targeted for use in the multiple sclerosis market but was not being utilized in the treatment of such condition because of the concerns of drug manufacturers and physicians that the device could affect the molecular stability of the drug being administered. The lack of acceptance of such device was conclusively identified during the third quarter of fiscal 1996.

    As a result, in January 1996, the Company notified the manufacturer of this device that the Company would cease further purchase of such product. The Company also negotiated a return agreement whereby the manufacturer of the device purchased back the inventory in return for the forgiveness of $322,000 payable to the manufacturer from the Company and payment to the Company of $338,000. Accordingly, the Company wrote down its medical device inventory by $2,840,000.

(b) The Company had an evaluation of its allowance for doubtful accounts completed in the third quarter of fiscal 1996, using a statistical sampling approach to its receivables. Based on the result of this sampling, the Company concluded that its allowance for doubtful accounts was understated by $8.4 million. Accordingly, the Company provided an additional $8.4 million allowance during the quarter ended January 31, 1996 when it revised its estimate of the required allowance for doubtful accounts.

                            HEALTH MANAGEMENT, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(c) The organizational consolidation costs include termination benefits accrued totalling $1,271,000 related to the Company's January 1996 plan of termination of approximately 30 employees as part of the consolidation of the Company's accounting and executive offices in Buffalo Grove, Illinois. Through April 30, 1996, $545,000 of such benefits had been paid leaving a balance of $726,000.

    The remaining organizational consolidation costs and other cost reduction programs, totalling $2,329,000 can be summarized as follows:

Estimated lease termination costs...........................    $  766,000
Write off of PMA goodwill...................................       553,000
Write off of PMA and New York fixed assets..................       397,000
Write off of deferred financing costs.......................       613,000
                                                                ----------
                                                                $2,329,000
                                                                ==========

     Estimated lease termination costs represent the lease expense for the remaining lease term of the New York headquarters which is to be closed. The write off of PMA goodwill represents the carrying value of goodwill of HMI-PMA (see Note 2(c)), which was closed in fiscal 1996. The write off of PMA and New York fixed assets represents the net book value of leasehold improvements of PMA and the New York headquarters to be closed. Write off of deferred financing costs represents deferred financing costs resulting from the Company's April 1995 term loan and credit agreement under which the Company is currently in default.

     Through April 30, 1996, write-off of fixed assets, goodwill and related long lived assets amounted to $950,000, leaving a balance of $1,379,000.

     The above remaining liabilities of $726,000 and $1,379,000 and the unpaid professional fees of $1,454,000 as of April 30, 1996 were included in accrued unusual charges, the majority of which are expected to be paid within the year ended April 30, 1997.

6. INCOME TAXES

     The income tax expenses (benefits) are comprised of the following:

                                                    YEAR ENDED APRIL 30,
                                           --------------------------------------
                                              1996          1995          1994
                                           -----------   -----------   ----------
Current:
  Federal................................  $(4,398,902)  $ 2,793,223   $2,640,000
  State and local........................      667,756     1,063,468      812,000
                                           -----------   -----------   ----------
                                            (3,731,146)    3,856,691    3,452,000
                                           -----------   -----------   ----------
Deferred
  Federal................................      989,000    (1,851,000)    (580,000)
  State and local........................      337,300      (665,300)    (121,315)
                                           -----------   -----------   ----------
                                             1,326,300    (2,516,300)    (701,315)
                                           -----------   -----------   ----------
Total income taxes.......................  $(2,404,846)  $ 1,340,391   $2,750,685
                                           ===========   ===========   ==========

                            HEALTH MANAGEMENT, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The following reconciles the federal statutory tax rate with the actual effective rate:

                                                            YEAR ENDED APRIL 30,
                                                        ----------------------------
                                                        1996         1995       1994
                                                        ----         ----       ----
Statutory rate........................................  (34)%         34%        34%
Increase (decrease) in tax rate resulting from:
  State and local taxes, net of federal benefit.......    5%           7          7
  Change in deferred tax assets valuation allowance...   11%          --         --
                                                        ---           --         --
Effective rate........................................  (18)%         41%        41%
                                                        ===           ==         ==

     Deferred tax assets (liabilities) consist of the following:

                                                               APRIL 30,
                                                      ---------------------------
                                                         1996             1995
                                                      -----------      ----------
Deferred tax assets resulting from:
  Allowance for doubtful accounts...................  $ 4,532,000      $3,163,000
  Unusual charges...................................      535,000              --
Deferred tax liability -- difference in carrying
  value of goodwill for book and tax................     (734,000)        (29,700)
                                                      -----------      ----------
                                                        4,333,000       3,133,300
Valuation allowance.................................   (2,526,000)             --
                                                      -----------      ----------
                                                      $ 1,807,000      $3,133,300
                                                      ===========      ==========

     A valuation allowance for the deferred tax assets was provided because of uncertainty as to future realization of the deferred tax assets (exclusive of the remaining carryback benefit) as a result of the substantial doubt about the Company's ability to continue as a going concern.

     As of April 30, 1996, the Company recorded a $8,037,030 tax refund receivable, which consisted of $1,344,000 of tax refund receivable from amended 1995 tax returns as a result of the restatement of fiscal 1995 financial statements, $2,530,030 of excessive estimate taxes paid in 1996 and $4,163,000 estimated refund claim due to 1996 net operating loss carryback.

7. COMMITMENTS AND CONTINGENCIES

(A) LEASES

     The Company leases its offices, warehouse and retail pharmacies under operating leases expiring at various times through August 2002. The Company also leases data processing equipment under agreements which expire at various times through 2000. These leases have been classified as capital leases (Note 3).

                            HEALTH MANAGEMENT, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     As of April 30, 1996, future net minimum lease payments under capital leases and noncancellable operating lease agreements are as follows:

                                                            CAPITAL     OPERATING
                                                           ----------   ----------
     1997................................................  $  416,241   $1,296,629
     1998................................................     389,908    1,088,500
     1999................................................     312,249      765,575
     2000................................................     227,870      680,728
     2001................................................      68,405      177,447
     Thereafter..........................................          --       97,654
                                                           ----------   ----------
Total minimum lease payments.............................   1,414,673    4,106,533
Less amounts representing interest.......................     179,803           --
                                                           ----------   ----------
Net minimum lease payments...............................  $1,234,870   $4,106,533
                                                           ==========   ==========

     Rent expense for the years ending April 30, 1996, 1995, and 1994 amounted to $1,544,788, $364,448 and $252,534, respectively which included rent expense for the buildings owned by the two Murray Group shareholders amounted to $106,400, $106,410 for the years ended April 30, 1996 and 1995.

(B) RETIREMENT PLAN

     Effective August 1, 1990, the Company established a 401(K) plan for eligible salaried employees. The contribution for any participant may not exceed statutory limits. After one year of employment, the Company will match 40% of each employee participant's contributions up to the first 5% of compensation. The total matching contributions charged against operations amounted to $178,844, $71,281 and $22,935 for the years ended April 30, 1996, 1995 and 1994.

(C) EMPLOYMENT AGREEMENTS

     The Company has in effect employment agreements with certain key officers and employees, which expire at various dates through May, 1999. Total salaries under these agreements amount to approximately $900,000 annually.

(D) LITIGATION

     (1) The Company and certain of its past and current directors and officers have been named as defendants in eleven class action securities fraud lawsuits filed in the United States District Court for the Eastern District of New York. These lawsuits will be consolidated shortly into one action. These actions allege claims under Sections 10(b) and 20(a) of the Securities and Exchange Act of 1934, arising out of alleged misrepresentations and omissions by the Company in connection with certain of its disclosure statements. These actions purport to represent a class of persons who purchased the Company's common stock during a period ending February 27, 1996, the date the Company announced that it would have to restate certain of its financial statements. These actions seek unspecified monetary damages reflecting the decline in the trading price of the Company's stock that allegedly resulted from the Company's February 1996 announcements. Pursuant to the proposed Order of Consolidation, the Company will not be required to answer or otherwise move in the consolidated action until thirty days after it is served with an amended consolidated complaint, which has not yet been served on the Company.

     Certain of the Company's current and former officers and directors have been named as defendants, and the Company has been named as a nominal defendant, in a consolidated derivative action filed in the United States District Court for the Eastern District of New York. The consolidated action alleges claims for breach of fiduciary duty and contribution against the individual director defendants arising out of alleged misrepresentations and omissions contained in certain of the Company's corporate filings, as more fully alleged in the

                            HEALTH MANAGEMENT, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

above-described class action lawsuit. The consolidated action seeks unspecified monetary damages on behalf of the Company as well as declaratory and injunctive relief. Pursuant to the Stipulation and Order of Consolidation, the Company is not required to answer or otherwise move in the consolidated action until sixty days after it is served with an amended consolidated complaint, which has not yet been served on the Company.

     The Company's auditors have been named as a defendant, and the Company has been named as a nominal defendant, in a derivative lawsuit filed in the Supreme Court for the State of New York, County of New York. The complaint against the Company's auditors alleges claims for misrepresentations and omissions contained in certain of the Company's corporate filings. The complaint seeks unspecified monetary damages on behalf of the Company as well as declaratory and injunctive relief. Pursuant to stipulation, the Company's time to answer or otherwise move against the complaint in this action has been indefinitely adjourned.

     The enforcement division of the Securities and Exchange Commission has a formal order of investigation relating to matters arising out of the Company's public announcement on February 27, 1996 that the Company would have to restate its financial statements for prior periods as a result of certain accounting irregularities and the Company is fully cooperating with this investigation and has responded to the commission's requests for documentary evidence.

     (2) The Company has been named as a defendant in an action pending in the United States District Court for the Eastern District of New York entitled Bindley Western Industries, Inc. vs. Health Management Inc., 96 Civ. 2330 (ADS). The action alleges claims for breach of contract and accounts stated arising out of a dispute regarding payments for certain goods. The action seeks damages in the amount of $3,187,157.35 together with interest, costs and disbursements. The Company has answered the complaint, complied with its automatic disclosures obligations and has reduced the accounts payable to approximately $2,600,000 as of July 26, 1996.

     (3) On April 3, 1995, American Preferred Prescription, Inc. ("APP") filed a complaint against the Company, Preferred Rx, Inc., Community Prescription Services and Sean Strub in the New York Supreme Court for tortious interference with existing and prospective contractual relationships, for lost customers and business opportunities resulting from allegedly slanderous statements and for allegedly false advertising and promotions. Four separate causes of actions are alleged, each for up to $10 million in damages. APP had previously filed a similar suit in the United States Bankruptcy Court of the Eastern District of New York, which was dismissed and the court abstained from exercising jurisdiction. The Company has answered the complaint and counterclaimed for libel and slander predicated upon a false press release issued by APP and added as defendants the principals of APP. By stipulation dated January 29, 1996, the Company discontinued its counterclaim against APP and its third-party claims against the principals of APP. In addition, by motion dated March 12, 1996, APP moved, in the Supreme Court of the State of New York, to amend its complaint to add, among other things, a cause of action against the Company alleging that a proposed plan of reorganization presented by the Company to the Bankruptcy Court in APP's bankruptcy case was based on fraudulent financial statements. The motion also seeks to amend the state court complaint to add certain other defendants. These proposed defendants, by notice of removal dated March 22, 1996, removed the state court action to the Bankruptcy Court of the Eastern District of New York. By motion dated April 2, 1996, APP requested that the Bankruptcy Court remand the action to the State Court, which the Bankruptcy Court granted. HMI opposed the motion to amend the complaint in the State Court. The motion is currently pending before the State Court. Management believes APP's suit against it to be without merit, intends to defend the proceeding vigorously and believes the outcome will not have a material adverse effect on the Company's results of operations or financial position.

     On or about August 4, 1995, APP commenced an action in the Supreme Court of the State of New York, County of Nassau, against a former APP employee who is currently employed by the Company, and Charles

                            HEALTH MANAGEMENT, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Hutson, Susan Hutson and Hutson Consulting Services (collectively, the "Hutsons"). The Company is not named as a defendant in this lawsuit. The complaint in this action alleges, among other things, that the employee provided to the Hutsons, who formed and subsequently discontinued a joint marketing venture with APP, confidential information which was disclosed to competitors of APP. On September 1, 1995, the Hutsons removed the action to the Bankruptcy Court. The employee answered the complaint on December 27, 1995. No depositions have taken place, nor have any documents been produced. APP moved to remand this case to the Supreme Court for the County of Nassau. In a hearing which took place before the Bankruptcy Court on June 27, 1996, the Bankruptcy Court preliminary ruled to grant APP's remand motion, but provided the Hutsons a further opportunity to submit a written response to the motion.

     The Company is presently unable to determine the possible outcome and costs of the final resolution of the litigation discussed above. Accordingly, it has not provided for a possible loss. The resolution of these matters could have a material adverse effect on the Company's financial position and future results of operations in the near term.

8. CAPITAL TRANSACTIONS

(A) PUBLIC OFFERINGS

     On November 18, 1993, the Company completed a secondary public offering of 2,000,000 shares of stock at $12.00 per share. Proceeds from this offering, net of expenses of the offering of $2,017,742, were $21,982,258.

(B) OPTIONS AND WARRANTS

     Stock options and warrants activities are shown below:

                                         OMNIBUS
                                     INCENTIVE STOCK     INCENTIVE
                                         OPTION         STOCK OPTION                DIRECTORS'
                                         PLAN(1)          PLAN(2)       WARRANTS    OPTIONS(3)
                                     ---------------    ------------    --------    -----------
Shares covered...................       1,000,000          50,000       130,662        26,000
                                        ---------          ------       -------       -------
Outstanding at May 1, 1993.......              --          12,221       130,662            --
  Granted........................         420,000           2,500            --        19,000
  Exercised......................              --          (2,833)      (40,330)           --
  Cancelled......................              --            (833)           --            --
                                        ---------          ------       -------       -------
Outstanding at April 30, 1994....         420,000          11,055        90,332        19,000
  Granted........................         132,500              --            --         4,000
  Exercised......................          (2,000)           (833)      (78,996)           --
  Cancelled......................              --              --            --            --
                                        ---------          ------       -------       -------
Outstanding at April 30, 1995....         550,500          10,222        11,336        23,000
  Granted........................         709,000              --            --         3,000
  Exercised......................         (11,000)         (1,223)           --            --
  Cancelled......................        (309,500)
                                        ---------          ------       -------       -------
Outstanding at April 30, 1996....         939,000           8,999        11,336        26,000
                                        =========          ======       =======       =======
At April 30, 1996:
Price range......................       $    4.98          $  .90            --       $10.875
                                        $   10.38          $ 4.50       $  5.40       $18.840
Shares exercisable...............         346,833           8,999        11,336        26,000
Available for grant..............              --           5,669            --            --

                            HEALTH MANAGEMENT, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     (1) On May 26, 1993 the Compensation Committee authorized and on October 14, 1993, the stockholders approved the establishment of an omnibus incentive stock option plan to provide incentives for key employees and members of the Board of Directors. The maximum number of shares issuable under the plan is 10% of the outstanding shares up to 1,000,000 shares. The exercise period for an option shall not exceed ten years from the date of grant, except in the case of a more than 10% stockholder such period shall not exceed five years. The option price per share shall be not less than the average market value or, in the case of a 10% stockholder with respect to incentive stock options, 110% of fair value on the date of grant.

     (2) On February 16, 1990, the Company approved the adoption of an incentive stock option plan covering 50,000 common shares. The options are exercisable over a ten year period.

     (3) During the years ended April 30, 1996, 1995 and 1994, the Company granted a total of 19,000, 4,000 and 3,000 options to its outside directors at an exercise price of $18.84, $16.77, and $10.875 to $12.088, the market price on the date of the grant, respectively.

     (4) Pursuant to a special meeting of the executive committee of the board of directors on April 3, 1996, members of the special committee of the board of directors were granted a total of 25,000 options and 75,000 stock appreciation rights.

     The per share exercise price for the stock options and appreciation rights is a price equal to the average closing price of the shares for the five trading days preceding April 3, 1996 or $4.8375. The vesting schedule for each of the stock options and stock appreciation rights is one-half upon the appointment of the permanent Chief Executive Officer and one-half on May 1, 1997.

     At April 30, 1996, shares of the Company's authorized and unissued common stock were reserved for issuance upon exercise of options and warrants, which included 1,009,335 shares for outstanding options and warrants and 5,669 shares for options available for grant.

(C) RESTRICTED STOCK

     On May 1, 1993, the Company awarded 11,000 shares of restricted common stock to three outside consultants. The shares awarded are subject to certain restrictions and forfeiture. Vesting occurs over a two year period from the date the shares are awarded. The shares were recorded at their quoted market value at the date of grant of $10.375 per share, or $114,125. The compensation element related to the awarding of such shares is recognized ratably over the two-year restriction period. Compensation expense recognized related to such shares for the years ended April 30, 1996, 1995 and 1994 were $-0-, $57,065 and $57,060, respectively.

9. SUPPLEMENTAL CASH FLOW INFORMATION

(A) SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

                                                        YEAR ENDED APRIL 30,
                                               --------------------------------------
                                                  1996          1995          1994
                                               ----------    ----------    ----------
(1) Cash paid for interest expense.........    $2,381,667    $  174,430    $   94,468
(2) Cash paid for income taxes.............    $1,949,491    $7,745,067    $3,157,483

(B) SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

     (1) The Company financed $1,361,455 and $177,286 of new equipment during the years ended April 30, 1996 and 1995.

     (2) During the year ended April 30, 1995, $3,000,000 of the purchase price of CPMB was a five year subordinated note (Note 2(a)).

     (3) During the year ended April 30, 1995, the Company issued 128,757 shares of non-registered common stock in connection with the acquisition of Maryland pharmacies and PMA (Note 2(b) and (c)).

                            HEALTH MANAGEMENT, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     (4) During the year ended April 30, 1994, holders of $374,999 of the Company's convertible subordinated debentures converted their debt into 357,145 shares of common stock.

     (5) During the year ended April 30, 1994, the Company awarded 11,000 shares of restricted common stock to three outside consultants. (Note 7(d)).

     (6) During the year ended April 30, 1994, the Company issued 617,060 shares of non-registered common stock in connection with the Murray acquisition. (Note 2(d)).

10. QUARTERLY FINANCIAL INFORMATION (UNAUDITED, IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

     The following table summarizes quarterly results:

                                                            YEAR ENDED APRIL 30, 1996
                                             -------------------------------------------------------
                                              FIRST    SECOND     THIRD        FOURTH
                                             QUARTER   QUARTER   QUARTER       QUARTER        YEAR
                                             -------   -------   -------       -------        ----
Revenue....................................  $38,294   $39,275   $ 40,801      $40,490      $158,860
Gross Profit...............................   11,761     9,155      7,331*      10,389        38,636
Income (Loss) before Income Taxes..........    2,700       239    (16,786)*        514       (13,333)
Net Income (Loss)..........................    1,589       139     (9,904)*     (2,751)**    (10,927)
Earnings (Loss) Per Common Share...........      .17       .01      (1.06)        (.28)        (1.16)

                                                            YEAR ENDED APRIL 30, 1995
                                             -------------------------------------------------------
                                              FIRST    SECOND     THIRD        FOURTH
                                             QUARTER   QUARTER   QUARTER       QUARTER        YEAR
                                             -------   -------   -------       -------        ----
Revenue:...................................  17,216    20,884     21,982       28,374        88,456
Gross Profit:..............................   4,986     6,103      6,813        6,846        24,748
Income (Loss) Before Income Taxes:.........     545     1,807      2,248       (1,313)        3,287
Net Income (Loss):.........................     304     1,044      1,455         (857)        1,946
Earnings (Loss) Per Common Share...........     .03       .11        .15         (.09)          .21

-------------------------
 * The Company incurred unusual charges of $16,840,000 in the third quarter of fiscal 1996 (see Note 5).

** The Company provided an adjustment of $2,526,000 to its valuation allowance for deferred tax assets in the fourth quarter of fiscal 1996 (see Note 6).

                            HEALTH MANAGEMENT, INC.
                                AND SUBSIDIARIES

              INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Balance Sheets as of January 31, 1997 (Unaudited) and April
  30, 1996 (Audited)........................................  F-23
Statements of Operations for the Nine Months Ended January
  31, 1997 and January 31, 1996 (Unaudited).................  F-24
Statements of Cash Flow for the Nine Months Ended January
  31, 1997 and January 31, 1996 (Unaudited).................  F-25
Statement of Stockholders' Equity for the Nine Months Ended
  January 31, 1997 (Unaudited)..............................  F-26
Notes to Financial Statements...............................  F-27

                            HEALTH MANAGEMENT, INC.
                                AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                     ASSETS


                                                              JANUARY 31, 1997     APRIL 30, 1996
                                                              -----------------    ---------------
                                                                 (UNAUDITED)          (AUDITED)
CURRENT ASSETS:
Cash and cash equivalents...................................     $ 3,121,818         $ 3,280,195
Accounts Receivable, Less Allowance for Doubtful Accounts of
  Approximately $15,829,000 and $10,070,000, respectively...      28,377,209          36,457,199
Inventories.................................................       8,324,892           6,800,820
Tax Refund Receivable.......................................       1,327,106           8,037,030
Deferred Taxes..............................................       2,917,000           1,807,000
Prepaid expenses and other..................................         142,502             655,358
                                                                 -----------         -----------
TOTAL CURRENT ASSETS........................................      44,210,527          57,037,602
IMPROVEMENTS and EQUIPMENT, Less Accumulated Depreciation
  and Amortization..........................................       3,336,870           3,825,974
GOODWILL....................................................      30,766,995          34,008,496
OTHER.......................................................         140,938           1,043,607
                                                                 -----------         -----------
                                                                 $78,455,330         $95,915,679
                                                                 ===========         ===========
                               LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts Payable:
     Trade..................................................     $ 4,954,235         $20,714,836
     Due to Hyperion........................................      15,329,884                  --
Accrued Unusual Charges and Settlement Costs................       8,507,930           3,559,000
Accrued Expenses............................................       3,205,378           1,526,119
Current Maturities of Long Term Debt:
     Due to Transworld......................................      28,350,000                  --
     Due to Hyperion........................................       3,000,000                  --
     Other..................................................         359,108          28,746,028
                                                                 -----------         -----------
TOTAL CURRENT LIABILITIES...................................      63,706,535          54,545,983
Long Term Debt, Less Current Maturities.....................         645,052           4,006,077
                                                                 -----------         -----------
     TOTAL LIABILITIES......................................      64,351,587          58,552,060
COMMITMENTS and CONTINGENCIES
STOCKHOLDERS' EQUITY
Preferred Stock--$.01 Par Value:
Shares Authorized--1,000,000 Issued and Outstanding, none
Common Stock--$.03 Par Value:
Shares Authorized--39,000,000 Issued and
  Outstanding--18,294,474 and 9,328,240 shares,
  respectively..............................................         548,834             279,848
Additional Paid-in Capital..................................      45,957,786          38,138,771
Accumulated Deficit.........................................     (32,402,877)         (1,055,000)
                                                                 -----------         -----------
TOTAL STOCKHOLDERS' EQUITY..................................      14,103,743          37,363,619
                                                                 -----------         -----------
                                                                 $78,455,330         $95,915,679
                                                                 ===========         ===========


            See Notes to Condensed Consolidated Financial Statements

                            HEALTH MANAGEMENT, INC.
                                AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                   NINE MONTHS ENDED
                                                                      JANUARY 31,
                                                              ----------------------------
                                                                  1997            1996
                                                              ------------    ------------
Revenues....................................................  $120,030,137    $118,370,222
Costs of Sales..............................................    97,225,469      90,122,957
                                                              ------------    ------------
Gross Profit................................................    22,804,668      28,247,265
                                                              ------------    ------------
Operating Expenses:
  Selling...................................................     4,189,665       3,627,031
  General and Administrative................................    20,031,826      17,660,956
  Provision for Doubtful Accounts...........................    15,492,760      13,267,160
  Unusual Charges...........................................     4,212,720       5,600,000
                                                              ------------    ------------
          Total Operating Expenses..........................    43,926,971      40,155,147
                                                              ------------    ------------
Loss from Operations........................................   (21,122,303)    (11,907,882)
Settlement Costs............................................     7,375,000              --
Interest Expense............................................     2,753,932       1,938,456
                                                              ------------    ------------
Loss Before Income Taxes....................................   (31,251,235)    (13,846,338)
Income Taxes................................................        96,642      (5,670,954)
                                                              ------------    ------------
Net Loss....................................................  ($31,347,877)   ($ 8,175,384)
                                                              ============    ============
Loss Per Common Share:
     Primary................................................        $(3.15)         $(0.87)
     Fully Diluted..........................................        $(3.15)         $(0.87)
Weighted Average Shares Outstanding:
     Primary................................................     9,939,574       9,399,984
     Fully Diluted..........................................     9,939,574       9,399,984

            See Notes to Condensed Consolidated Financial Statements

                            HEALTH MANAGEMENT, INC.
                                AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW


                                                               FOR THE NINE MONTHS ENDED
                                                                      JANUARY 31,
                                                              ---------------------------
                                                                  1997           1996
                                                              ------------    -----------
                                                                      (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss....................................................  $(31,347,877)   $(8,175,384)
Adjustments to Reconcile Net Loss to Net Cash Used In
  Operating Activities:
Depreciation and Amortization...............................     1,917,835      1,313,692
Provision for Doubtful Accounts.............................    15,492,760     13,267,160
Unusual Charges.............................................     2,534,634             --
Deferred Taxes..............................................    (1,110,000)    (3,795,168)
Increase (Decrease) in Cash Flows From Changes in Operating
  Assets and Liabilities:
Accounts Receivable.........................................    (7,412,770)   (16,178,070)
Inventory...................................................    (1,524,072)    (1,909,973)
Prepaid Expenses and Other..................................       512,856       (404,357)
Other Assets................................................       811,169        518,447
Accounts Payable............................................      (430,717)     5,907,519
Accrued Expenses............................................     1,679,259      8,153,926
Accrued Unusual Charges and Settlement Costs................     4,955,930             --
Tax Refund Receivable.......................................     6,709,924     (4,270,527)
                                                              ------------    -----------
NET CASH USED IN OPERATING ACTIVITIES.......................    (7,211,069)    (5,572,735)
CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital Expenditures...................................      (630,364)    (1,575,631)
                                                              ------------    -----------
NET CASH USED IN INVESTING ACTIVITIES.......................      (630,364)    (1,575,631)
CASH FLOWS FROM FINANCING ACTIVITIES:
     Borrowings (Payments) on Credit Facility...............      (361,025)     5,925,768
     Principal Payments on Long-Term Debt...................       (36,920)            --
     Proceeds from Sale of Stock............................     8,081,001             --
     Proceeds from Exercise of Stock Options................            --         57,378
                                                              ------------    -----------
NET CASH FROM FINANCING ACTIVITIES..........................     7,683,056      5,983,146
                                                              ------------    -----------
Net Decrease in Cash and Cash Equivalents...................      (158,377)    (1,165,220)
Cash and Cash Equivalents, at Beginning of Period...........     3,280,195      4,562,712
                                                              ------------    -----------
Cash and Cash Equivalents, at End of Period.................  $  3,121,818    $ 3,397,492
                                                              ============    ===========
Supplemental Disclosures of Cash Flow Information:
Cash Paid for Interest......................................  $  2,826,558    $ 1,510,928
Cash Paid (Refunded) for Taxes..............................  $ (5,005,694)   $ 2,099,047


            See Notes to Condensed Consolidated Financial Statements

                            HEALTH MANAGEMENT, INC.
                                AND SUBSIDIARIES

            CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                       NINE MONTHS ENDED JANUARY 31, 1997
                                  (UNAUDITED)

                                      COMMON STOCK $.03 PAR VALUE
                                      ----------------------------      ADDITIONAL       ACCUMULATED
                                        SHARES            AMOUNT      PAID-IN CAPITAL      DEFICIT
                                      -----------        ---------    ---------------    ------------
Balance, May 1, 1996................    9,328,240         $279,848      $38,138,771      $ (1,055,000)
Issuance of Common Shares...........        1,942               58            6,942
Sale of Common Stock to Transworld
  Home HealthCare, Inc., Net of
  Expenses..........................    8,964,292          268,928        7,812,073
Net Loss for the Nine Months Ended
  January 31, 1997..................                                                      (31,347,877)
                                       ----------         --------      -----------      ------------
Balance, January 31, 1997...........   18,294,474         $548,834      $45,957,786      $(32,402,877)
                                       ==========         ========      ===========      ============

            See Notes to Condensed Consolidated Financial Statements

                            HEALTH MANAGEMENT, INC.
                                AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: BASIS OF PRESENTATION


     The condensed consolidated financial statements include Health Management, Inc., a Delaware corporation and its wholly-owned subsidiaries, including HomeCare Management, Inc., a New York corporation, HMI Pennsylvania, Inc., a Delaware corporation, HMI Retail Corp., Inc., a Delaware corporation, HMI PMA, Inc., a Delaware corporation, Health Reimbursement Corp., a Delaware corporation, HMI Maryland, Inc., a Delaware corporation, and HMI Illinois, Inc., a Delaware corporation (collectively, the "Company"). All intercompany accounts and transactions have been eliminated in consolidation.


     The condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern (Note 5).

     Certain 1996 amounts have been reclassified to conform to the 1997 presentation.

     The Condensed Consolidated Financial Statements included herein are unaudited and include all adjustments which, in the opinion of management, are necessary for a fair presentation of the results of operations of the interim period pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These condensed financial statements should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended April 30, 1996. The results of operations for the interim periods are not necessarily indicative of the operating results for the whole year.

NOTE 2: CONTINGENCIES


     The Company, certain of its past directors and officers and its current outside auditors, BDO Seidman, LLP have been named as defendants in a consolidated class action securities fraud lawsuit filed in the United States District Court for the Eastern District of New York entitled In re Health Management, Inc. Securities Litigation, Master File No. 96 Civ. 0889 (ADS). The consolidated actions allege claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, arising out of alleged misrepresentations and omissions by the Company in connection with certain of its previous securities filings. The consolidated actions purport to represent a class of persons who purchased the Company's common stock between August 25, 1994 and February 27, 1996, the date the Company announced that it would have to restate certain of its financial statements. The consolidated actions seek unspecified monetary damages reflecting the decline in the trading price of the Company's stock that allegedly resulted from the Company's February 1996 announcements. The Company entered into a Stipulation of Partial Settlement with the plaintiffs' counsel and on September 18, 1996 such Stipulation of Partial Settlement received preliminary court approval (the "Original Settlement"). The Original Settlement provided for, among other things, the payment by the Company of $2,000,000 in cash, the issuance of 2,200,000 shares of Common Stock and warrants to purchase 2,200,000 shares of Common Stock. As a condition to Transworld Home HealthCare, Inc.'s ("Transworld") obligation to close the Stock Purchase Agreement, preliminary court approval was obtained with respect to a modified settlement providing for a $7,200,000 cash payment in lieu of the consideration provided in the Original Settlement to be paid after the Merger is consummated. The $7.2 million is included in settlement costs in the accompanying Condensed Consolidated Statement of Operations for the nine months ended January 31, 1997 (Note 3). An Amended Stipulation of Partial Settlement to this effect was executed on December 19, 1996 and preliminary approval by the U.S. District Court for the Eastern District of New York was granted on December 20, 1996. The hearing for final approval of the Amended Stipulation of Partial Settlement, which was scheduled for March 14, 1997, was rescheduled to April 11, 1997. In connection with the negotiations between the Company and Transworld regarding further amendments to the Merger Agreement, the Company and Transworld are also renegotiating with the plaintiffs in the consolidated stockholder class action to further amend the Stipulation of Partial Settlement to provide for a reduction in the consideration to be paid to the plaintiff class.

                            HEALTH MANAGEMENT, INC.
                                AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Certain of the Company's current and former officers and directors, including Messrs. Bergman, Hotte, Clifton and Dimitriadis and Ms. Belloise, have been named as defendants, and the Company has been named as a nominal defendant, in a consolidated derivative action filed in the United States District Court for the Eastern District of New York entitled In re Health Management, Inc. Stockholders' Derivative Litigation, Master File No. 96 Civ. 1208 (TCP). The consolidated action alleges claims for breach of fiduciary duty and contribution against the individual director defendants arising out of alleged misrepresentations and omissions contained in certain of the Company's previous securities filings. The consolidated action seeks unspecified monetary damages on behalf of the Company, as well as declaratory and injunctive relief. An amended consolidated complaint was served on the Company on August 12, 1996. The Company's time to answer or move with respect to the amended consolidated complaint has been extended pursuant to stipulation until May, 1997. The Company has recorded an estimated settlement cost of $175,000 related to this derivative action in the nine months ended January 31, 1997 in the accompanying Condensed Consolidated Statement of Operations (Note 3).

     BDO Seidman, LLP has been named as a defendant, and the Company has been named as a nominal defendant, in a derivative lawsuit filed in the Supreme Court for the State of New York, County of New York entitled Howard Vogel, et al. v. BDO Seidman, LLP, et al., Index No. 96-603064. The complaint alleges claims for breach of contract, professional malpractice, negligent misrepresentation, contribution and indemnification against BDO Seidman arising out of alleged misrepresentations and omissions contained in certain of the Company's previous securities filings. BDO Seidman was the Company's auditor at the time those filings were made and has continued to serve as such. The complaint seeks unspecified monetary damages on behalf of the Company as well as declaratory and injunctive relief. Pursuant to stipulation, the Company's time to answer or otherwise move against the complaint in this action has been adjourned indefinitely. The Company is unable to make an estimate of the anticipated loss, if any, arising from this suit.

     Under the Company's Certificate of Incorporation and Bylaws, certain officers and directors may be entitled to indemnification, or advancement of expenses for legal fees in connection with the above suits. The Company may be required to make payments in respect thereof in the future. The Company and Transworld have been named as defendants in a lawsuit filed on March 11, 1997 in the Chancery Court of the State of Delaware for New Castle County entitled Drew Bergman v. Health Management, Inc. and Transworld Home HealthCare, Inc., CA No. 15609 NC. The plaintiff in that case seeks reimbursement and advancement of legal fees and expenses. A hearing on this matter has been scheduled for April 30, 1997. The Company is unable to make an estimate of the anticipated loss arising from this suit.

     The enforcement division of the Securities and Exchange Commission has a formal order of investigation relating to matters arising out of the Company's public announcement on February 27, 1996 that the Company would have to restate its financial statements for prior periods as a result of certain accounting irregularities and the Company is fully cooperating with this investigation and has responded to the commission's requests for documentary evidence.

     As a result of a New York State Medicaid audit, the Company settled with the New York State Department of Social Services regarding certain overpayments to the Company. The Company's liability was approximately $1.4 million, of which approximately $.5 million was held in escrow by the State. The remaining amounts will be paid in installments through November 1998, plus interest. The $1.4 million is included in unusual charges for the nine months ended January 31, 1997 in the accompanying Condensed Consolidated Statements of Operations (Note
3).

                            HEALTH MANAGEMENT, INC.
                                AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 3: UNUSUAL CHARGES, SETTLEMENT COSTS AND OTHER CHARGES

     The unusual charges, settlement costs and other charges included in the accompanying Condensed Consolidated Statements of Operations are as follows:

                                                                  NINE MONTHS ENDED
                                                                     JANUARY 31,
                                                              -------------------------
                                                                 1997           1996
                                                              -----------    ----------
Included in Cost of Sales:
  Writeoff of medical device inventory......................  $        --    $2,840,000
                                                              ===========    ==========
Included in the Provision for Doubtful Accounts:
  Additional provisions reflecting changes in estimation of
     the allowance for doubtful accounts....................  $10,000,000    $8,400,000
                                                              ===========    ==========
Unusual Charges:
  Costs associated with overpayments from New York State
     Medicaid (Note 2)......................................  $ 1,400,000    $       --
  Costs and other expenses related to the closing or sale of three retail pharmacies, including a goodwill write-off
     of approximately $2.4 million..........................    2,812,720            --
  Costs associated with organizational consolidation and
     other cost reduction programs..........................           --     3,600,000
  Professional fees related to litigation and restatements
     of fiscal 1995 financial statements....................           --     2,000,000
                                                              -----------    ----------
                                                              $ 4,212,720    $5,600,000
                                                              ===========    ==========
Settlement Costs (Note 2):
Estimated for the settlement of --
  Stockholder class action..................................  $ 7,200,000    $       --
  Derivative action.........................................      175,000            --
                                                              -----------    ----------
                                                              $ 7,375,000    $       --
                                                              ===========    ==========

NOTE 4: STOCKHOLDERS' EQUITY

     During the second quarter of fiscal 1997, the Company issued 1,942 shares (valued at $7,000), primarily for the purchase of a marketing product. During the third quarter of fiscal 1997, Transworld acquired 8,964,292 of newly issued, unregistered common shares (49% of the Company's outstanding common stock), effective January 13, 1997, at $1.00 per share, less related expenses of $883,291.

NOTE 5: OTHER MATTERS


     The Company entered into Stock Purchase and Merger Agreements ("Agreements") with Transworld in November, 1996 for Transworld to eventually acquire all the outstanding common stock of the Company. Transworld or its majority stockholder, Hyperion Partners II, LP have assumed the Company's senior debt (approximately $28.3 million), debt previously owed to Caremark, Inc. ($3 million) and certain supplier accounts payable (approximately $15.2 million), as well as acquiring 49% of the Company's common stock (Note 4), as of January 31, 1997.


     If the Company is unable to (a) consummate the Merger Agreement with Transworld; (b) continue satisfactory relations with its suppliers; (c) continue to obtain extensions to its current Forbearance Agreement and obtain other financing for ongoing operations and (d) settle its litigation in a satisfactory manner, it is probable the Company will seek protection under the Federal Bankruptcy laws. As a result, there

                            HEALTH MANAGEMENT, INC.
                                AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

continues to be substantial doubt about the Company's ability to continue as a going concern. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 6: SUBSEQUENT EVENTS

     On March 26, 1997, Transworld and the Company agreed to reduce the cash consideration to be paid to the Company's stockholders (other than Transworld) to $0.30 per share from $1.50 per share (see Note 5) and an amendment to the Merger Agreement among Transworld, IMH Acquisition Corp., a wholly-owned subsidiary of Transworld, and the Company was executed. The March 26, 1997 amendment also requires, among other things, that as a condition to closing the merger, the settlement agreement with the plaintiffs in the stockholder class action lawsuit be amended to provide for a $4.55 million cash settlement, rather than the $7.2 million cash settlement recorded at January 31, 1997 (Notes 2 and 3) and that final court approval of such amended settlement be obtained. The revision of this estimate is expected to be recorded in the fourth quarter of fiscal 1997.

     The hearing for final approval of the Amended Stipulation of Partial Settlement discussed in Note 2, which was originally scheduled for March 14, 1997 was postponed and is currently scheduled April 25, 1997.
The plaintiffs in the consolidated derivative action discussed in Note 2 indicated that they were no longer interested in proceeding with the proposed $175,000 settlement.

     The Company and Messrs. Nicol, Jurewicz and Mieszala have been named as defendants in an alleged class action lawsuit filed in the United States District Court for the Eastern District of New York entitled Nicholas Volonnino et al. v. Health Management, Inc., W. James Nicol, Paul S. Jurewicz and James Mieszala, 97 Civ. 1646. This action alleges claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder arising out of misrepresentations and omissions by the Company in connection with certain of its previous securities filings and press releases. The action purports to represent a class of persons who purchased shares between September 15, 1996 and March 17, 1997, the date the Company announced that it would have to restate certain of its financial statements and that it was renegotiating its deal with Transworld. The action seeks unspecified compensatory damages for the harm sustained as a result of the alleged wrongdoing. The Company intends to vigorously defend itself in such action.

                                    ANNEXES


Annex I      Agreement and Plan of Merger, and amendments thereto



Annex II     Section 262 of the Delaware General Corporation Law

                                    ANNEX I










                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                        TRANSWORLD HOME HEALTHCARE, INC.

                             IMH ACQUISITION CORP.,

                                      AND

                            HEALTH MANAGEMENT, INC.

                         DATED AS OF NOVEMBER 13, 1996

                               TABLE OF CONTENTS

    SECTION                                                                        PAGE
    -------                                                                        ----
ARTICLE I  THE MERGER..........................................................      1
  SECTION 1.1.     The Merger..................................................      1
  SECTION 1.2.     Effective Time..............................................      1
  SECTION 1.3.     Effect of the Merger........................................      1
  SECTION 1.4.     Certificate of Incorporation; By-Laws.......................      1
  SECTION 1.5.     Directors and Officers......................................      2
  SECTION 1.6.     Conversion of Securities....................................      2
  SECTION 1.7.     Surrender and Payment.......................................      2
  SECTION 1.8.     Dissenter's Rights..........................................      3
  SECTION 1.9.     Options and Restricted Shares...............................      4
  SECTION 1.10.    Closing.....................................................      4
ARTICLE II  REPRESENTATIONS AND WARRANTIES OF TRANSWORLD AND NEWCO.............      5
  SECTION 2.1.     Corporate Organization......................................      5
  SECTION 2.2.     Authority Relative to this Agreement, the Stock Purchase
                   Agreement, and the Registration Rights Agreement............      5
  SECTION 2.3.     No Conflict; Required Filings and Consents..................      5
  SECTION 2.4.     Proxy Material..............................................      6
  SECTION 2.5.     Litigation..................................................      6
  SECTION 2.6.     Brokers.....................................................      6
  SECTION 2.7.     Financing...................................................      6
  SECTION 2.8.     Board Recommendation........................................      7
  SECTION 2.9.     Fairness Opinion............................................      7
ARTICLE III  REPRESENTATIONS AND WARRANTIES OF THE COMPANY.....................      7
  SECTION 3.1.     Organization and Qualification; Subsidiaries................      7
  SECTION 3.2.     Certificate of Incorporation and By-Laws....................      7
  SECTION 3.3.     Capitalization..............................................      7
  SECTION 3.4.     Authority Relative to this Agreement, the Stock Purchase
                   Agreement, and the Registration Rights Agreement............      8
  SECTION 3.5.     No Conflict; Required Filings and Consents..................      8
  SECTION 3.6.     SEC Filings; Financial Statements...........................      9
  SECTION 3.7.     Absence of Certain Changes or Events........................      9
  SECTION 3.8.     Absence of Litigation.......................................     10
  SECTION 3.9.     Employee Benefit Plans......................................     10
  SECTION 3.10.    Permits and Licenses........................................     11
  SECTION 3.11.    Proxy Material..............................................     12
  SECTION 3.12.    Brokers.....................................................     12
  SECTION 3.13.    Properties, Contracts, and Insurance........................     12
  SECTION 3.14.    Board Recommendation........................................     13
  SECTION 3.15.    Fairness Opinion............................................     13
  SECTION 3.16.    Compliance with Environmental Laws..........................     13
  SECTION 3.17.    Employment Matters..........................................     15
  SECTION 3.18.    Tax Returns, Audits, and Liabilities........................     15
  SECTION 3.19.    Full Disclosure.............................................     16

ARTICLE IV  COVENANTS OF THE COMPANY.......................................................................          17
  SECTION 4.1.         Conduct of Business by the Company Pending the Merger...............................          17
  SECTION 4.2.         No Solicitation of Transactions.....................................................          18
  SECTION 4.3.         Option Plans, Convertible Debt, Options, and Warrants...............................          19
  SECTION 4.4.         State Takeover Statutes.............................................................          19
  SECTION 4.5.         Consents and Approvals..............................................................          19
ARTICLE V  COVENANTS OF TRANSWORLD AND NEWCO...............................................................          20
  SECTION 5.1.         Directors' and Officers' Indemnification............................................          20
ARTICLE VI  ADDITIONAL AGREEMENTS OF THE PARTIES...........................................................          20
  SECTION 6.1.         Proxy Material......................................................................          20
  SECTION 6.2.         Meeting of Stockholders of the Company..............................................          20
  SECTION 6.3.         HSR Act.............................................................................          20
  SECTION 6.4.         Access to Information; Confidentiality..............................................          21
  SECTION 6.5.         Notification of Certain Matters.....................................................          21
  SECTION 6.6.         Further Action......................................................................          21
  SECTION 6.7.         Public Announcements................................................................          22
  SECTION 6.8.         Government Compliance...............................................................          22
ARTICLE VII  CONDITIONS OF THE MERGER......................................................................          22
  SECTION 7.1.         Conditions to Obligations of Each Party to Effect the Merger........................          22
  SECTION 7.2.         Additional Conditions to Obligation of the Company to Effect the Merger.............          22
  SECTION 7.3.         Additional Conditions to Obligations of Transworld and Newco to Effect the Merger...          23
ARTICLE VIII  TERMINATION, AMENDMENT, AND WAIVER...........................................................          24
  SECTION 8.1.         Termination.........................................................................          24
  SECTION 8.2.         Effect of Termination...............................................................          25
  SECTION 8.3.         Fees and Expenses...................................................................          25
  SECTION 8.4.         Amendment...........................................................................          26
  SECTION 8.5.         Waiver..............................................................................          26
ARTICLE IX  GENERAL PROVISIONS.............................................................................          26
  SECTION 9.1.         Survival of Representations, Warranties, and Agreements.............................          26
  SECTION 9.2.         Notices.............................................................................          26
  SECTION 9.3.         Certain Definitions.................................................................          27
  SECTION 9.4.         Headings............................................................................          27
  SECTION 9.5.         Entire Agreement....................................................................          27
  SECTION 9.6.         Parties in Interest; Assignment.....................................................          27
  SECTION 9.7.         Governing Law.......................................................................          28
  SECTION 9.8.         Counterparts........................................................................          28
  SECTION 9.9.         Severability........................................................................          28
  SECTION 9.10.        Specific Performance................................................................          28
  SECTION 9.11.        Schedules...........................................................................          28

                          LIST OF DISCLOSURE SCHEDULES

SECTION
-------
 3.1            Names of jurisdictions of incorporation, capitalization and percentage of outstanding capital stock of Subsidiaries
                owned by the Company
 3.3            Warrants, options, convertible debt and convertible
                securities
 3.5 (a)        Breaches or conflicts with existing agreements
 3.5 (b)        Healthcare related licenses
 3.6            Liabilities
 3.7            Changes in business, etc. and material transactions
 3.8            Litigation
 3.9            Employee benefits
 3.13(a)        Trademarks; trade names
 3.13(b)        Material contracts, etc.
 3.13(c)        Insurance coverage
 3.16           Environmental laws and regulations
 3.17(b)        Change in ownership or control provisions
 3.17(c)        Labor dispute or litigation
 3.18           Tax matters
 4.1 (f)        Acquisitions; dispositions
 4.1 (i)        Taxes
 4.1 (k)        Contracts
 9.11           Deferred schedules

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER, dated as of November 13, 1996 (this "Agreement"), among Transworld Home HealthCare, Inc., a New York corporation ("Transworld"), IMH Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Transworld ("Newco"), and Health Management, Inc., a Delaware corporation (the "Company").

     WHEREAS, the Boards of Directors of Transworld, Newco, and the Company have each approved the merger (the "Merger") of Newco with and into the Company in accordance with the General Corporation Law of the State of Delaware ("Delaware Law") and upon the terms and subject to the conditions set forth herein; and

     WHEREAS, Transworld and the Company have entered into a Stock Purchase Agreement of even date herewith (the "Stock Purchase Agreement") providing for
(a) the purchase (the "Stock Purchase") by Transworld from the Company of certain shares (the "Agreement Shares") of Company Common Stock (as defined in
Section 1.6(a)) and the grant by the Company to Transworld of an option (the "Transworld Option") to purchase shares of Company Common Stock (the "Transworld Option Shares") and (b) the execution and delivery by Transworld and the Company of a Registration Rights Agreement (the "Registration Rights Agreement") relating to the registration of the Agreement Shares under applicable Federal and state securities laws;

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Transworld, Newco, and the Company hereby agree as follows:


                                   ARTICLE I


                                   THE MERGER

SECTION 1.1. THE MERGER.

     At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and Delaware Law, Newco shall be merged with and into the Company, the separate corporate existence of Newco shall cease, and the Company shall continue as the surviving corporation. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

SECTION 1.2. EFFECTIVE TIME.

     As promptly as practicable after the satisfaction or waiver of the conditions set forth in Article VII and after the Closing referred to in Section 1.10, the parties hereto shall cause the Merger to be consummated by delivering a Certificate of Merger (the "Certificate of Merger") to the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, Delaware Law, for filing by the Secretary of State (the time of such filing being the "Effective Time").

SECTION 1.3. EFFECT OF THE MERGER.

     At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the rights, privileges, powers, franchises, and property of the Company and Newco shall vest in the Surviving Corporation, and all restrictions, disabilities, duties, debts, and liabilities of the Company and Newco shall become the restrictions, disabilities, duties, debts, and liabilities of the Surviving Corporation.

SECTION 1.4. CERTIFICATE OF INCORPORATION; BY-LAWS.

     At the Effective Time, the Certificate of Incorporation and By-Laws of Newco shall be the Certificate of Incorporation and By-Laws of the Surviving Corporation until thereafter amended, except that, effective as of the Effective Time, such Certificate of Incorporation will be amended in order to change the name of the Surviving Corporation to "Health Management, Inc."

SECTION 1.5. DIRECTORS AND OFFICERS.

     The directors of the Surviving Corporation shall be the directors of Newco immediately prior to the Effective Time, and the officers of the Surviving Corporation shall be the officers of the Company immediately prior to the Effective Time, in each case until their respective successors are duly elected or appointed and qualified.

SECTION 1.6. CONVERSION OF SECURITIES.

     At the Effective Time, by virtue of the Merger and without any action on the part of Newco, the Company, or the holders of any of the following securities:

     (a) each share of Common Stock, par value $.03 per share ("Company Common Stock"), of the Company then held by the Company as a treasury share or then held by Transworld or Newco shall be cancelled and extinguished without payment of any consideration therefor and without any conversion thereof;

     (b) each share of Company Common Stock then issued and outstanding (other than those referred to in Section 1.6(a) and other than Dissenting Shares (as defined in Section 1.8)), shall, subject to and in accordance with Section 1.7 hereof, be automatically cancelled and extinguished and thereafter shall represent the right to receive $2.00 in cash, without interest (the "Merger Consideration"); and

     (c) each share of common stock, par value $.01 per share, of Newco issued and outstanding immediately prior to the Effective Time shall be converted into and thereupon and thereafter shall represent one validly issued, fully paid, and nonassessable share of common stock, par value $.03 per share, of the Surviving Corporation.

SECTION 1.7. SURRENDER AND PAYMENT.

     (a) Prior to the Effective Time, Newco shall designate a commercial bank or trust company organized under the laws of the United States or any state of the United States with capital, surplus, and undivided profits of at least $100,000,000 to act as agent (the "Exchange Agent") for the purpose of exchanging certificates representing shares of Company Common Stock for the Merger Consideration. At or prior to the Effective Time, Transworld shall deposit in trust with the Exchange Agent the funds necessary to pay the Merger Consideration for shares of Company Common Stock converted by reason of the Merger. Promptly after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to send to each holder of record of shares of Company Common Stock at the Effective Time a letter of transmittal in customary form for use in such exchange (which shall specify that the delivery of certificates shall be effected, and risk of loss and title shall pass, only upon proper delivery of the certificates representing shares of Company Common Stock to the Exchange Agent).

     (b) Each holder of shares of Company Common Stock that have been converted into a right to receive the Merger Consideration, upon surrender to the Exchange Agent of a certificate or certificates representing such shares of Company Common Stock, together with a properly completed letter of transmittal covering such shares of Company Common Stock, will be entitled to receive the Merger Consideration payable in respect of such shares. After the Effective Time, each such certificate shall, until so surrendered, represent for all purposes only the right to receive such Merger Consideration.

     (c) If any portion of the Merger Consideration is to be paid to a person other than the registered holder of the shares of Company Common Stock represented by the certificate or certificates in exchange therefor, it shall be a condition to such payment that the certificate or certificates surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a person other than the registered holder of such shares of Company Common Stock or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

     (d) After the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock outstanding prior to the Effective Time. If, after the Effective Time, certificates representing shares of Company Common Stock outstanding prior to the Effective Time are presented to the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Agreement.

     (e) Any portion of the funds deposited with the Exchange Agent pursuant to
Section 1.7(a) that remains unclaimed by the holders of shares of Company Common Stock one year after the Effective Time shall be returned to the Surviving Corporation upon demand, and any such holder who has not exchanged his shares of Company Common Stock for the Merger Consideration in accordance with this
Section 1.7 prior to that time shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration in respect of his shares of Company Common Stock, but shall have those rights against the Surviving Corporation as may be accorded to general creditors under applicable law. Notwithstanding the foregoing, the Surviving Corporation shall not be liable to any holder of shares of Company Common Stock for any amount paid to a public official pursuant to applicable abandoned property laws. Any portion of the funds remaining unclaimed by holders of shares of Company Common Stock as of a date which is immediately prior to such time as such portion would otherwise escheat to or become property of any governmental entity shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of any claims or interest of any person previously entitled thereto.

     (f) Any portion of the funds deposited with the Exchange Agent pursuant to
Section 1.7(a) to pay for Dissenting Shares shall be returned to the Surviving Corporation upon demand.

     (g) The funds deposited with the Exchange Agent shall be invested by the Exchange Agent as directed by the Surviving Corporation in direct obligations of the United States of America, obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, commercial paper rated of the highest quality by Moody's Investors Services, Inc. or Standard & Poor's Corporation, or certificates of deposit issued by a commercial bank having combined capital, surplus, and undivided profits aggregating at least $500,000,000, or a fund, substantially all of the assets of which are invested in the foregoing types of investments, and any net earnings with respect thereto shall be paid to the Surviving Corporation as and when requested by the Surviving Corporation.

SECTION 1.8. DISSENTER'S RIGHTS.

     (a) Notwithstanding any provision of this Agreement to the contrary, any shares of Company Common Stock outstanding immediately prior to the Effective Time held by a holder who has demanded and perfected the right for appraisal of those shares of Company Common Stock in accordance with the provisions of
Section 262 of Delaware Law and as of the Effective Time has not withdrawn or lost such right to such appraisal ("Dissenting Shares") shall not be converted into or represent a right to receive the Merger Consideration pursuant to
Section 1.6(b), but the holder shall only be entitled to such rights as are granted by Delaware Law. If a holder of shares of Company Common Stock who demands appraisal of those shares under Delaware Law shall effectively withdraw or lose (through failure to perfect or otherwise) the right to appraisal, then, as of the Effective Time or the occurrence of such event, whichever occurs later, each such share of Company Common Stock shall be converted into and represent the right to receive the Merger Consideration as provided in Section 1.6(b), without interest, upon the surrender of the certificate or certificates representing those shares. The Company shall give Transworld: (i) prompt notice of any written demands for appraisal of any shares of Company Common Stock, attempted withdrawals of such demands, and any other instruments served pursuant to Delaware Law and received by the Company relating to stockholders' rights of appraisal and (ii) the authority to direct all negotiations and proceedings with respect to demands for appraisal under Delaware Law. The Company shall not, except with the prior written consent of Transworld, voluntarily make any payment with respect to any demands for appraisals of shares of Company Common Stock, offer to settle or settle any such demands, or approve any withdrawal of any such demands.

     (b) Each holder of Dissenting Shares who becomes entitled under Delaware Law to payment for his Dissenting Shares shall receive payment therefor after the Effective Time from the Surviving Corporation

(but only after the amount thereof shall have been agreed upon or finally determined pursuant to Delaware Law) and such shares of Company Common Stock shall thereupon be cancelled.

SECTION 1.9. OPTIONS AND RESTRICTED SHARES.

     (a) Immediately following the Effective Time, each outstanding stock option (an "Option") granted under the Company's 1989 Stock Option Plan, 1996 Employee Stock Option Plan, the Shareholder Value Incentive Plan, or 1996 Nonemployee Director Stock Option Plan (the "Option Plans"), whether or not then vested or exercisable, shall be converted into the right to receive an amount equal to the product of (i) the number of shares of Company Common Stock subject to the Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of Company Common Stock of such Option (the "Option Consideration").

     (b) Immediately following the Effective Time, each outstanding Option and warrant granted under any plan, agreement, or arrangement of the Company other than the Option Plans, whether or not then vested or exercisable, shall be cancelled and the holders thereof shall be entitled to receive from the Company, in cancellation and settlement of the Option or warrant, an amount equal to the Option Consideration.

     (c) All awards of shares of Company Common Stock (the "Share Awards") outstanding under any plan, agreement, or arrangement of the Company, when vested, shall be cancelled and each holder of a cancelled Share Award shall be entitled to receive from the Company upon vesting in such Share Award, in cancellation and settlement of the vested Share Award, an amount equal to the product of (i) the number of shares of Company Common Stock subject to the vested Share Award and (ii) the Merger Consideration.

     (d) Any amounts payable pursuant to this Section 1.9 shall be subject to any required withholding of taxes and shall be paid without interest.

     (e) The Company shall (without the payment of additional consideration):
(i) make any amendments to the Option Plans and any other plan, agreement, or arrangement of the Company; (ii) use all reasonable best efforts to obtain any consents or releases; and (iii) take any other action necessary to effect the transactions contemplated by this Section 1.9. Notwithstanding any other provision of this Section 1.9, payment may be withheld in respect of any Option or Share Award until any necessary consents or releases are obtained.

SECTION 1.10. CLOSING.

     The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Proskauer Rose Goetz & Mendelsohn LLP, 1585 Broadway, New York, New York, at 11:00 a.m., local time, on the day on which the conditions set forth in Article VII hereof are satisfied or waived, or at such other place and time and on such other date as Transworld and the Company shall agree (the "Closing Date").

                                   ARTICLE II

             REPRESENTATIONS AND WARRANTIES OF TRANSWORLD AND NEWCO

     Transworld and Newco hereby jointly and severally represent and warrant to the Company that:

SECTION 2.1. CORPORATE ORGANIZATION.

     Each of Transworld and Newco is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and any necessary governmental authority to own, operate, or lease the properties that it purports to own, operate, or lease and to carry on its business as it is now being conducted, and is in good standing in each jurisdiction where the character of its properties owned, operated, or leased or the nature of its activities makes such qualification necessary, except for such failures which, individually or in the aggregate, would not have a Material Adverse Effect on Transworld. Newco is a newly formed corporation which has not engaged in any business other than in connection with its organization and the transactions contemplated by this Agreement. The term "Material Adverse Effect," as used in this Agreement with respect to Transworld or the Company, means any change or effect that is materially adverse to the business, results of operations, assets, liabilities, condition (financial or otherwise), or prospects of Transworld and its Subsidiaries (as defined in Section 3.1), taken as a whole, or the Company and its Subsidiaries, taken as a whole, as the case may be.

SECTION 2.2.AUTHORITY RELATIVE TO THIS AGREEMENT, THE STOCK PURCHASE AGREEMENT,
            AND THE REGISTRATION RIGHTS AGREEMENT.

     Each of Transworld and Newco has all necessary corporate power and authority to enter into this Agreement, the Stock Purchase Agreement, and the Registration Rights Agreement and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement, the Stock Purchase Agreement, and the Registration Rights Agreement by Transworld and Newco and the consummation by Transworld and Newco of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Transworld and Newco. This Agreement, the Stock Purchase Agreement, and the Registration Rights Agreement have been duly executed and delivered by Transworld and Newco and, assuming the due authorization, execution, and delivery hereof and thereof by the Company, constitute legal, valid, and binding obligations of Transworld and Newco, enforceable against each in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, and other similar laws relating to or affecting creditors' rights generally, by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) or by an implied covenant of good faith and fair dealing.

SECTION 2.3. NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

     (a) The execution and delivery of this Agreement, the Stock Purchase Agreement, and the Registration Rights Agreement by Transworld and Newco do not, and neither the performance of this Agreement, the Stock Purchase Agreement, or the Registration Rights Agreement by Transworld and Newco nor the Merger or other transactions contemplated hereby or by the Stock Purchase Agreement or the Registration Rights Agreement will (i) conflict with or violate the Certificate of Incorporation or By-Laws of Transworld or the Certificate of Incorporation or By-Laws of Newco, (ii) conflict with or violate in any material respect any law, rule, regulation, order, judgment, or decree applicable to Transworld or Newco or by which either of them or their respective properties is bound or affected (assuming compliance with the requirements set forth in clauses (i), (ii), (iii), and (iv) of Section 2.3(b)) or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration, or cancellation of, or result in the creation of a material lien or encumbrance on any of the property or assets of Transworld or Newco pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, or other instrument or obligation to which Transworld or Newco is a party or by which Transworld or Newco or any of their respective properties is bound or affected, except as contemplated by Section 7.3(i) and except for any such breaches, defaults, or other occurrences which would not, individually or in the aggregate, have a Material Adverse Effect on Transworld.

     (b) The execution and delivery of this Agreement, the Stock Purchase Agreement, and the Registration Rights Agreement by Transworld and Newco do not, and the performance of this Agreement, the Stock Purchase Agreement, and the Registration Rights Agreement by Transworld and Newco will not require Transworld or Newco to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements of state securities laws ("Blue Sky Laws"), Federal securities laws, and filing and recordation of the Certificate of Merger as required by Delaware Law, (ii) filings required pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act"), (iii) filings with respect to Medicare and Medicaid provider number licenses and other healthcare related licenses, and (iv) where failure to obtain such consents, approvals, authorizations, or permits, or to make such filings or notifications, would not prevent or materially delay consummation of the Merger, or otherwise prevent Transworld or Newco from performing their respective obligations under this Agreement.

SECTION 2.4. PROXY MATERIAL.

     None of the information supplied or to be supplied by Transworld or any of its affiliates or representatives for inclusion in (i) the proxy statement to be mailed to holders of Company Common Stock in connection with the special meeting of stockholders of the Company (the "Company Stockholders Meeting") (such proxy statement, together with the letter to stockholders, notice of meeting, and form of proxy being hereinafter collectively referred to as the "Definitive Proxy Material") or any amendment or supplement thereto, or (ii) any other documents to be filed with the Securities and Exchange Commission (the "SEC") or any other regulatory agency in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and, in the case of the Definitive Proxy Material or any amendment thereof or supplement thereto, at the time of the Company Stockholders Meeting or at the time of mailing of the Definitive Proxy Material to stockholders of the Company, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Company Stockholders Meeting.

SECTION 2.5. LITIGATION.

     As of the date hereof, there is no suit, action, proceeding, or investigation pending or, to the knowledge of Transworld or Newco, threatened, against Newco or Transworld which seeks to prevent or challenge the transactions contemplated by this Agreement, the Stock Purchase Agreement, or the Registration Rights Agreement.

SECTION 2.6. BROKERS.

     No broker, finder, or investment banker is entitled to any brokerage, finder's, or similar fee or commission in connection with the transactions contemplated by this Agreement, the Stock Purchase Agreement, and the Registration Rights Agreement, based upon arrangements made by or on behalf of Transworld or Newco, except UBS Securities LLC, in connection with providing a fairness opinion and certain financial advisory services to Transworld and BT Securities Corporation in connection with certain other services, none of which will be paid by the Company, except as provided in Section 8.3(a) hereof.

SECTION 2.7. FINANCING.

     Subject to the receipt by Transworld of an amendment or consent under its existing credit facility as contemplated by Section 7.3(i), Transworld will have sufficient funds to enable it to consummate the Merger and the Stock Purchase.

SECTION 2.8. BOARD RECOMMENDATION.

     The Board of Directors of Transworld, at a meeting of such board duly called and held on November 11, 1996, by the unanimous vote of all directors present, approved and adopted this Agreement, the Merger, and the other transactions contemplated hereby, and the Stock Purchase Agreement, the Registration Rights Agreement, and the transactions contemplated thereby.

SECTION 2.9. FAIRNESS OPINION.

     Transworld has received the opinion of UBS Securities LLC that the consideration paid by Transworld in connection with the purchase by Transworld of certain indebtedness of the Company, the Merger, and the Stock Purchase is fair, from a financial point of view, to Transworld.

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to Transworld and Newco that, except as set forth in the Disclosure Schedule previously delivered by the Company to Transworld (the "Disclosure Schedule"):

SECTION 3.1. ORGANIZATION AND QUALIFICATION; SUBSIDIARIES.

     Each of the Company and its Subsidiaries is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and any necessary governmental authority to own, operate, or lease the properties that it purports to own, operate, or lease and to carry on its business as it is now being conducted, and is in good standing in each jurisdiction where the character of its properties owned, operated, or leased or the nature of its activities makes such qualification necessary, except for such failures which, individually or in the aggregate, would not have a Material Adverse Effect on the Company. Section 3.1 of the Disclosure Schedule sets forth the name, jurisdiction of incorporation, capitalization, and percentage of outstanding capital stock owned, directly or indirectly, by the Company with respect to each of its Subsidiaries. Except as set forth in Section 3.1 of the Disclosure Schedule, all the outstanding capital stock and other ownership interests or equity equivalents of each of the Subsidiaries of the Company is duly authorized, validly issued, fully paid, and nonassessable and is owned by the Company or another Subsidiary of the Company free and clear of any claim, lien, or encumbrance. Except as disclosed in Section 3.1 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries directly or indirectly controls or owns any interest in any other corporation, partnership, joint venture, or other business association or entity. The term "Subsidiary" of a person as used in this Agreement shall mean any corporation or other legal entity of which that person (either alone or together with other Subsidiaries of that person) owns, directly or indirectly, more than 50% of the stock or other equity interests which are ordinarily and generally, in the absence of contingencies or understandings, entitled to vote for the election of a majority of the board of directors or governing body.

SECTION 3.2. CERTIFICATE OF INCORPORATION AND BY-LAWS.

     The Company has heretofore furnished to Transworld a complete and correct copy of the Certificate of Incorporation and By-Laws, each as amended to date, of the Company. Such Certificate of Incorporation and By-Laws are in full force and effect. The Company is not in violation of any of the provisions of its Certificate of Incorporation or By-Laws.

SECTION 3.3. CAPITALIZATION.

     The authorized capital stock of the Company consists of 39,000,000 shares of Company Common Stock and 1,000,000 shares of preferred stock ("Company Preferred Stock"). As of the date hereof, (i) no shares of Company Preferred Stock are outstanding or reserved for issuance, (ii) 9,330,182 shares of Company Common Stock are issued and outstanding, (iii) 1,011,668 shares of Company Common Stock are reserved for issuance pursuant to outstanding warrants, convertible debt, and Options, and (iv) 9,711,005 shares of

Company Common Stock are reserved for issuance pursuant to the Stock Purchase Agreement. The names of the holders of all such warrants, convertible debt, and Options, and the number of shares of Company Common Stock subject to such warrants, convertible debt, and Options are set forth in Section 3.3 of the Disclosure Schedule. Except as set forth in such Section 3.3 of the Disclosure Schedule, there are no securities convertible into capital stock or other ownership interests or equity equivalents, options, warrants, or other rights, agreements, arrangements, or commitments of any character relating to the issued or unissued capital stock, or ownership or equity equivalent of the Company or any Subsidiary or obligating the Company or any Subsidiary to issue or sell any shares of capital stock of, or other ownership interests or equity equivalents in, the Company or a Subsidiary or any agreement to issue any such convertible securities, options, warrants, rights, agreements, arrangements, or commitments. All issued and outstanding shares of Company Common Stock are, and all shares of Company Common Stock reserved for issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be, duly authorized, validly issued, fully paid, and nonassessable. Without limiting the foregoing, the Agreement Shares and the Transworld Option Shares, upon issuance on the terms and conditions specified in the Stock Purchase Agreement, (x) will be duly authorized, validly issued, fully paid, and nonassessable, (y) will be free of any pledges, liens, security interests, or other encumbrances of any kind, and (z) will not be issued in violation of any preemptive rights. There are no voting trusts or other agreements or understandings to which the Company or any Subsidiary is a party with respect to the voting of the capital stock of the Company or any Subsidiary.

SECTION 3.4. AUTHORITY RELATIVE TO THIS AGREEMENT, THE STOCK PURCHASE AGREEMENT,
             AND THE REGISTRATION RIGHTS AGREEMENT.


     The Company has all necessary corporate power and authority to enter into this Agreement, the Stock Purchase Agreement, and the Registration Rights Agreement and to carry out its obligations hereunder and thereunder, and the execution and delivery of this Agreement, the Stock Purchase Agreement, and the Registration Rights Agreement by the Company and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of this Agreement and the Merger, to the calling and holding of the Company Stockholders Meeting and approval of the Merger and adoption of this Agreement by a vote of the holders of a majority of the outstanding shares of Company Common Stock ("Company Stockholder Approval"). This Agreement, the Stock Purchase Agreement, and the Registration Rights Agreement have been duly executed and delivered by the Company and, assuming the due authorization, execution, and delivery by Transworld and Newco, constitute legal, valid, and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, and other similar laws relating to or affecting creditors' rights generally, by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law), or by an implied covenant of good faith and fair dealing.


SECTION 3.5. NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

     (a) The execution and delivery of this Agreement, the Stock Purchase Agreement, and the Registration Rights Agreement by the Company do not, and neither the performance of this Agreement, the Stock Purchase Agreement, and the Registration Rights Agreement by the Company nor the Merger or other transactions contemplated hereby or by the Stock Purchase Agreement or the Registration Rights Agreement (nor any change in control of the Company resulting therefrom), subject to obtaining Company Stockholder Approval, will
(i) conflict with or violate the Certificate of Incorporation or By-Laws of the Company or any of its Subsidiaries, (ii) conflict with or violate in any material respect any law, rule, regulation, order, judgment, or decree applicable to the Company or any of its Subsidiaries or by which any of their respective properties are bound or affected (assuming compliance with the requirements set forth in clauses (i), (ii), (iii), (iv) and (v) of Section 3.5(b)), or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration, or cancellation of, or give to others any other rights pursuant to, or result in the creation of a lien or encumbrance on any of the properties or assets of the Company or any of its Subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, or other instrument or obligation to which the Company or its Subsidiaries is a party or by which the Company or its Subsidiaries or any of their assets is bound or affected, except as set forth in
Section 3.5(a) of the Disclosure Schedule and except for any such breaches, defaults, or other occurrences which would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

     (b) The execution and delivery of this Agreement, the Stock Purchase Agreement, and the Registration Rights Agreement by the Company do not, and the performance of this Agreement, the Stock Purchase Agreement, and the Registration Rights Agreement by the Company will not, require the Company or any of its Subsidiaries to obtain any consent, approval, authorization, or permit of, or to make any filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements of Federal securities laws, Blue Sky Laws, and filing and recordation of the Certificate of Merger as required by Delaware Law, (ii) in connection with the Stock Purchase Agreement, a waiver by the NASDAQ Stock Market of a section of the By-Laws of the National Association of Securities Dealers, Inc., (iii) filings pursuant to the HSR Act, (iv) filings with respect to MediCare and Medicaid provider number licenses and other healthcare related licenses as set forth in Section 3.5(b) of the Disclosure Schedule, and (v) where failure to obtain such consents, approvals, authorizations, or permits, or to make such filings or notifications, would not prevent or materially delay consummation of the Merger, or otherwise prevent the Company from performing its obligations under this Agreement, the Stock Purchase Agreement, or the Registration Rights Agreement and would not have a Material Adverse Effect on the Company.

SECTION 3.6. SEC FILINGS; FINANCIAL STATEMENTS.

     (a) As of their respective dates, all reports, schedules, registration statements, and definitive proxy statements filed by the Company with the SEC since April 30, 1994 (collectively, the "Company SEC Reports"), except as described in subsequently filed Company SEC Reports (that have been filed with the SEC prior to the date hereof) (i) complied as to form in all material respects with the requirements of the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as the case may be, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company's Subsidiaries is required to file any forms, reports, or other documents with the SEC.

     (b) Except as described in subsequently filed Company SEC Reports (that have been filed with the SEC prior to the date hereof), each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports has been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and each fairly presents the consolidated financial position of the Company and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of its operations and changes in financial position for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

     (c) Except as set forth in Section 3.6 of the Disclosure Schedule, neither the Company nor any Subsidiary has any liability or obligation of any nature whatsoever (whether known or unknown, due or to become due, accrued, fixed, contingent, liquidated, unliquidated, or otherwise), other than liabilities and obligations (i) which are set forth in the consolidated balance sheet of the Company and its consolidated Subsidiaries as of April 30, 1996 or reflected in the notes thereto or (ii) which arose in the ordinary course since April 30, 1996 and do not and will not individually or in the aggregate, have a Material Adverse Effect on the Company.

SECTION 3.7. ABSENCE OF CERTAIN CHANGES OR EVENTS.

     Except as contemplated by this Agreement or disclosed in the Company SEC Reports or Section 3.7 of the Disclosure Schedule, since April 30, 1996, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course and in a manner consistent with past practice and, since such date, (i) there has not been any change in the business, assets, liabilities, results of operations, or condition (financial or otherwise) of the Company or its Subsidiaries having a Material Adverse Effect on the Company, and (ii) the Company and its Subsidiaries have not entered into any material transaction with any third party.

SECTION 3.8. ABSENCE OF LITIGATION.

     Except as set forth in Section 3.8 of the Disclosure Schedule or in the Company SEC Reports, no claim, action, proceeding, or investigation is pending or, to the best knowledge of the Company, threatened against the Company or its Subsidiaries which would, individually or in the aggregate, if adversely determined, have a Material Adverse Effect on the Company. As of the date hereof, there are no actions, suits, or proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries arising out of or in any way related to this Agreement, the Stock Purchase Agreement, the Registration Rights Agreement, or any of the transactions contemplated hereby or thereby. From the date hereof until the Effective Time, the Company shall promptly advise Transworld and Newco if any such claim, suit, governmental proceeding, or litigation is commenced against the Company or any of its Subsidiaries or is, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries.

SECTION 3.9. EMPLOYEE BENEFIT PLANS.

     True, correct, and complete copies, as in effect on the date hereof, of the employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), and related summary plan descriptions, currently or previously established, maintained, sponsored or contributed to (or with respect to which any obligation to contribute has been undertaken) by the Company or its Subsidiaries or any entity that would be deemed a "single employer" with the Company or any of its Subsidiaries (an "ERISA Affiliate") within the meaning of Section 414(b), (c), (m) or (o) of the Internal Revenue Code of 1986, as amended (the "Code"), and all bonus, stock option, stock purchase, stock appreciation right, incentive, deferred compensation, supplemental retirement, severance, welfare, medical, life, vacation, sickness, change in control, death benefit, and other similar fringe or employee benefit plans, programs, policies, or arrangements, all employment, consulting, or executive compensation agreements for the benefit of, or relating to, any employee, former employee, consultant, director, or retiree of the Company or any Subsidiary thereof or any ERISA Affiliate (including their family members and other beneficiaries) (collectively, the "Employee Plans"), and written descriptions of any oral arrangements or agreements with respect to the foregoing, have been provided or made available to Transworld prior to the date hereof and are listed in Section 3.9 of the Disclosure Schedule; provided that an Employee Plan that is no longer maintained by the Company or an ERISA Affiliate shall not be listed in Section 3.9 of the Disclosure Schedule and copies thereof need not be made available to Transworld prior to the date hereof. With respect to any Employee Plans (i) each Employee Plan intended to qualify under Section 401(a) of the Code has been qualified since inception and has received a favorable determination letter under Revenue Procedure 93-39 and subsequent revenue procedures from the Internal Revenue Service (the "IRS") and delivered to Transworld for any such Employee Plan evidencing its qualified status, and with respect to each such Employee Plan, no event has occurred or condition exists that could disqualify such Employee Plan or cause the loss of any tax deductions for contributions made to such Employee Plan; (ii) no such Employee Plan is or has ever been a "multiemployer plan" within the meaning of
Section 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code or a single employer pension plan within the meaning of Section 4001(a)(15) of ERISA which is subject to Sections 4063 and 4064 of ERISA (a "Multiple Employer Plan"), and neither the Company nor any ERISA Affiliate has had an obligation to contribute to any multiemployer plan; (iii) there has been no "prohibited transaction" within the meaning of Section 4975(c) of the Code or Section 406 of ERISA, involving the assets of the Employee Plans, in connection with which the Company or any of its ERISA Affiliates could be subject either to a civil penalty assessed pursuant to Section 502(i) of ERISA or a tax imposed by Section 4975 of the Code; (iv) all payments required by any Employee Plan, any collective bargaining agreement or other agreement, or by law (including, without limitation, all contributions, insurance premiums, or intercompany charges) required to have been made shall have been made prior to the Closing or provided for by the Company as applicable, by full accruals as if all targets required by such Employee Plan had been or will be met at maximum levels) on its financial statements; (v) no Employee Plan is or has ever been subject to
Section 412 of the Code, Section 302 of ERISA, or Title IV of ERISA; (vi) except as disclosed in Section 3.9 of the Disclosure Schedule no claim, lawsuit, arbitration or other action has been threatened, asserted, instituted, or anticipated against the Employee Plans (other than non-material routine claims for benefits, and appeals of such claims), any trustee or fiduciaries thereof, the Company, any ERISA Affiliate, any director, officer, or employee thereof, or any of the assets of any trust of the Employee Plans; (vii) each Employee Plan complies and has been maintained and operated in all material respects in accordance with its terms and applicable law, including, without limitation, ERISA and the Code; (viii) no Employee Plan is or expected to be under audit or investigation by the IRS, U.S. Department of Labor, or any other governmental authority and no such completed audit, if any, has resulted in the imposition of any tax or penalty; (ix) each Employee Plan intended to meet requirements for tax-favored treatment under any provision of the Code, including, without limitation, Sections 79, 105, 106, 117, 120, 125, 127, 129, 132, 162(m), 404,
404A, 419, 419A, or 501(c)(9) of the Code satisfies the applicable requirements under the Code; (x) with respect to each Employee Plan that is funded mostly or partially through an insurance policy, neither the Company nor any ERISA Affiliate has any liability in the nature of retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring on or before the Closing; and (xi) the Company will make available to Transworld as to each Employee Plan, a true and correct copy of the most recent annual report (Form 5500) filed with the IRS and the most recent report.

     Except as listed in Section 3.9 of the Disclosure Schedule or as required by Section 4980B(f) of the Code, no plan or arrangement provides medical, death, or welfare benefits (whether or not insured) with respect to current or former employees of the Company or its Subsidiaries beyond their retirement or other termination of employment.

     The consummation of the transactions contemplated by this Agreement will not give rise to any liability, including, without limitation, liability for severance pay, unemployment compensation, termination pay, or withdrawal liability, or accelerate the time of payment or vesting or increase the amount of compensation or benefits due to any employee, or director of the Company, its Subsidiaries or ERISA Affiliates (whether current, former, or retired) or their beneficiaries solely by reason of such transactions. No amounts payable under any Employee Plan will fail to be deductible for federal income tax purposes by virtue of Section 280G or 162(m) of the Code. Except as disclosed in Section 3.9 of the Disclosure Schedule, neither the Company nor any ERISA Affiliate, or any officer or employee thereof, has made any promises or commitments, whether legally binding or not, to create any additional plan, agreement, or arrangement, or to modify or change any existing Employee Plan. Neither the Company nor any ERISA Affiliate maintains a pension plan (as defined in Section 3(2) of ERISA), including, without limitation, a nonqualified deferred compensation plan or excess benefit plan, that is unfunded. No event, condition, or circumstance exists that would prevent the amendment or termination of any Employee Plan.

SECTION 3.10. PERMITS AND LICENSES.

     Except as set forth in Section 3.10 of the Disclosure Schedule, the Company and its Subsidiaries are now, and on the Closing Date will be, the holder of all licenses, franchises, ordinances, authorizations, permits, and certificates, domestic or foreign (collectively, the "Company Licenses"), necessary to enable them to continue to conduct their businesses in all material respects as presently conducted, except where the failure to have such Company Licenses, individually or in the aggregate, would not have a Material Adverse Effect on the Company. Except as set forth in Section 3.10 of the Disclosure Schedule, all of the Company Licenses are now, and (assuming satisfaction of all requirements set forth in Section 3.5(b)(iv) and (v)) on the Closing Date will be, in full force and effect. The Company has no reason to believe that any Federal, state, or local government or agency having jurisdiction will revoke, cancel, rescind, refuse to renew in the ordinary course, or modify any of the Company Licenses. Except as disclosed in the Company SEC Reports or except as set forth in Section
3.10 of the Disclosure Schedule, there is not now pending, or, to the best knowledge of the Company, threatened, any investigation before any such Federal, state, or local governments or agencies which, either individually or in the aggregate, would have a Material Adverse Effect on the Company. Except as disclosed in the Company SEC Reports, each of the Company and its Subsidiaries has conducted its business so as to comply with all applicable laws, regulations, ordinances, and codes, domestic and foreign, including, without limitation, laws, regulations, ordinances, and codes relating to the protection of the environment, the failure to comply with which could have, either individually or in the aggregate, a Material Adverse Effect on the Company.

SECTION 3.11. PROXY MATERIAL.

     None of the information supplied or to be supplied by the Company or any of its affiliates or representatives for inclusion, or included or incorporated by reference, in (i) the Definitive Proxy Material or (ii) any other documents to be filed with the SEC or any other regulatory agency in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and, in the case of the Definitive Proxy Material or any amendment thereof or supplement thereto, at the time of the Company Stockholders Meeting or at the time of mailing of the Definitive Proxy Material to stockholders of the Company, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Company Stockholders Meeting. The Definitive Proxy Material and any amendment thereof or supplement thereto will comply as to form in all material respects with the provisions of the Exchange Act.

SECTION 3.12. BROKERS.

     No broker, finder, or investment banker, other than National Westminster Bank Plc. ("NatWest"), is entitled to any brokerage, finder's, or other fee or commission in connection with the transactions contemplated by this Agreement, the Stock Purchase Agreement, or the Registration Rights Agreement, based upon arrangements made by or on behalf of the Company. The Company has heretofore furnished to Transworld a complete and correct copy of all agreements between the Company and NatWest pursuant to which such firm would be entitled to any payment as a result of the transactions contemplated hereby.

SECTION 3.13. PROPERTIES, CONTRACTS, AND INSURANCE.

     (a) Except as set forth in Section 3.13(a) to the Disclosure Schedule, the Company and its Subsidiaries own, or are licensed to use, or lease, all property and assets, real and personal, tangible and intangible (including, but not limited to, all patents, trademarks, trade names, copyrights, technology, know-how, and processes), used in or necessary for the conduct of their businesses as currently conducted except where the failure so to own, license, or lease would not have a Material Adverse Effect on the Company. To the knowledge of the Company, the use of such patents, trademarks, trade names, copyrights, technology, know-how, and processes by the Company or its Subsidiaries does not infringe on the rights of any person, subject to such claims and infringement which, individually or in the aggregate, have not had and will not have a Material Adverse Effect on the Company.

     (b) Section 3.13(b) of the Disclosure Schedule sets forth a true and complete list of all contracts, agreements, notes, bonds, mortgages, indentures, guarantees, instruments, or commitments (written or oral) relating to the Company or any of its Subsidiaries which are material to the Company and its Subsidiaries, taken as a whole (other than those relating to insurance coverage), and all agreements which impose operational, geographic, or other restrictions upon the ability of the Company or any of its Subsidiaries to engage in any business. To the best knowledge of the Company and except as set forth in Section 3.13(b) of the Disclosure Schedule, all of such material contracts of the Company and its Subsidiaries are presently valid and existing and in full force and effect, and there is no violation, default or claim of violation or default by any party thereto and no condition or event has occurred which with notice or lapse of time or both would constitute a violation or default thereunder, except for any such failure to be valid and existing and in full force and effect, or any such violation, default, or claim, which would not have a Material Adverse Effect on the Company.

     (c) Section 3.13(c) of the Disclosure Schedule sets forth a true and correct list of all insurance coverage maintained by or for the benefit of the Company and its Subsidiaries with respect to their operations or any incident, event, or thing arising therefrom or relating thereto, setting forth (i) the name of the carrier, (ii) the nature and dollar limits of the coverage, (iii) the policy number and scheduled expiration date, (iv) the premium rate and date through which paid, and (v) the named insureds thereunder. Except as set forth in Section 3.13(c) of the Disclosure Schedule, all such policies are in full force and effect, no notice of default or termination has been given thereunder, and no effect, occurrence, or thing has occurred which, with notice or lapse of time or both, could result in the early termination thereof.

SECTION 3.14. BOARD RECOMMENDATION.

     The Board of Directors of the Company, at a meeting of such board duly called and held on November 12, 1996 (prior to the time of the execution of this Agreement and the Stock Purchase Agreement), by the unanimous vote of all directors voting, (a) determined that the Merger and the Stock Purchase are fair to the Company and its stockholders, and approved and adopted this Agreement,
(b) approved (i) this Agreement, the Merger and the other transactions contemplated hereby, and (ii) the Stock Purchase Agreement, the Registration Rights Agreement, and the transactions contemplated thereby, and (c) resolved to recommend approval and adoption of the Merger and this Agreement by the Company's stockholders.

SECTION 3.15. FAIRNESS OPINION.

     The Company has received the opinion of NatWest that the Merger Consideration is fair, from a financial point of view, to the stockholders of the Company.

SECTION 3.16. COMPLIANCE WITH ENVIRONMENTAL LAWS.

     For the purposes of this Section 3.16:

     "Contaminant" shall mean all Hazardous Materials and all those substances which are regulated by or form the basis of liability under Federal, state or local environmental, health and safety statutes or regulations including, without limitation, asbestos, polychlorinated biphenyls ("PCBs"), and radioactive substances, or any other material or substance which constitutes a material health, safety or environmental hazard to any person or property.

     "Environmental Claim" shall mean any written notice of violation, claim, demand, abatement or other order by any governmental authority or any person for personal injury (including sickness, disease or death), tangible or intangible property damage, damage to the environment, nuisance, pollution, contamination or other adverse effects on the environment, or for fines, penalties or deed or use restrictions, resulting from or based upon (i) the existence, or the continuation of the existence, of a Release (including, without limitation, sudden or non-sudden, accidental or nonaccidental Releases), of, or exposure to, any substance, chemical, material, pollutant, contaminant, odor, or audible noise or other release or emission in, into or onto the environment (including, without limitation, the air, ground, water or any surface) at, in, by or from any of the properties of the Company or any of its Subsidiaries, (ii) the environmental aspects of the transportation, storage, treatment, or disposal of materials in connection with the operation of any of the properties of the Company or any of its Subsidiaries, or (iii) the violation, or alleged violation by the Company or any of its Subsidiaries, of any statutes, ordinances, orders, rules, regulations, permits or licenses of or from any governmental authority, agency or court relating to environmental matters connected with any of the properties of the Company or any of its Subsidiaries, under any applicable Environmental Law.

     "Environmental Laws" shall mean the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C.sec. 9601 et seq.), the Hazardous Material Transportation Act (49 U.S.C. sec. 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. sec. 6901 et seq.), the Federal Water Pollution Control Act (33 U.S.C. sec. 1251 et seq.), the Oil Pollution Act of 1990 (P.L. 101-380), the Safe Drinking Water Act (42 U.S.C. sec. 300(f), et seq.), the Clear Air Act (42 U.S.C. sec. 7401 et seq.), the Toxic Substances Control Act, as amended (15 U.S.C. sec. 2601 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act

(7 U.S.C. sec. 136 et seq.), and the Occupational Safety and Health Act (29 U.S.C. sec. 651 et seq.), as such laws have been and hereafter may be amended or supplemented, and any related or analogous present or future Federal, state or local, statutes, rules, regulations, ordinances, licenses, permits and interpretations and orders of regulatory and administrative bodies and the common law.

     "Hazardous Material" shall mean any pollutant, contaminant, chemical, or industrial or hazardous, toxic or dangerous waste, substance or material, defined or regulated as such in (or for purposes of) any Environmental Law and any other toxic, reactive, or flammable chemicals, including (without limitation) any asbestos, any petroleum (including crude oil or any fraction), any radioactive substance and any PCBs; provided, in the event that any Environmental Law is amended so as to broaden the meaning of any term defined thereby, such broader meaning shall apply subsequent to the effective date of such amendment; and provided, further, to the extent that the applicable laws of any state establish a meaning for "hazardous material," "hazardous substance," "hazardous waste," "solid waste" or "toxic substance" which is broader than that specified in any Environmental Law, such broader meaning shall apply.

     "Release" shall mean any releasing, spilling, leaking, seepage, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing or dumping, in each case as defined in Environmental Law, and shall include any "Threatened Release," as defined in Environmental Law.

     "Remedial Work" shall mean any investigation, site monitoring, containment, cleanup, removal, restoration or other remedial work of any kind or nature with respect to any property of the Company or any of its Subsidiaries (whether such property is owned, leased, subleased or used), including, without limitation, with respect to Contaminants and the Release thereof.

     (a) Except as disclosed in Section 3.16 of the Disclosure Schedule: (i) the operations of the Company and its Subsidiaries comply in all material respects with all applicable Environmental Laws; (ii) the Company, its Subsidiaries, and all of their present facilities or operations, and, to the knowledge of the Company or any of its Subsidiaries, their past facilities or operations, are not subject to any judicial proceeding or administrative proceeding or any outstanding written order or agreement with any governmental authority or private party regarding (a) any Environmental Law, (b) any Remedial Work, or (c) any Environmental Claims arising from the Release of a Contaminant into the environment; (iii) to the best of the knowledge of the Company and its Subsidiaries, none of their operations is the subject of any Federal or state investigation evaluating whether any Remedial Work is needed to respond to a Release of any Contaminant into the environment; (iv) neither the Company nor any of its Subsidiaries, nor any predecessor of the Company or any of its Subsidiaries, has filed any notice under any Environmental Law indicating past or present treatment, storage, or disposal of a Hazardous Material or reporting a spill or Release of a Contaminant into the environment; (v) to the best of the knowledge of the Company and its Subsidiaries, neither the Company nor any of its Subsidiaries has any contingent liability in connection with any Release of any Contaminant into the environment; (vi) none of the operations of the Company and its Subsidiaries involve the generation, transportation, treatment, or disposal of Hazardous Materials; (vii) neither the Company nor any of its Subsidiaries has disposed of any Contaminant by placing it in or on the ground or waters of any premises owned, leased or used by any of them and to the knowledge of the Company and its Subsidiaries neither has any lessee, prior owner, or other person; (viii) no underground storage tanks or surface impoundments are on any property of the Company or any of its Subsidiaries; and
(ix) no lien in favor of any governmental authority for (A) any liability under any Environmental Law or regulation, or (B) damages arising from or costs incurred by such governmental authority in response to a Release of a Contaminant into the environment, has been filed or attached to the property of the Company or any of its Subsidiaries.

     (b) Except as set forth in Section 3.16 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has contractually, nor, to the knowledge of the Company or any of its Subsidiaries, by operation of law, or under any Environmental Law, assumed or succeeded to any material environmental liabilities relating to any Environmental Claims of any predecessor or other person or entity.

     (c) None of the matters set forth in Section 3.16 of the Disclosure Schedule have, or are likely to have, individually or in the aggregate, a Material Adverse Effect on the Company.

SECTION 3.17. EMPLOYMENT MATTERS.

     (a) Except as set forth in Section 3.17 of the Disclosure Statement, each of the Company and its Subsidiaries: (i) is in compliance in all material respects with all applicable Federal and state laws, rules, and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to current, former, or retired employees or consultants of the Company or any of its Subsidiaries (collectively "Employees"); (ii) has withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to Employees; (iii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (iv) (other than routine payments to be made in the ordinary course of business and consistent with past practice) is not liable for any payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits for Employees, except in each case, for immaterial amounts.

     (b) Except as set forth in Section 3.17(b) of the Disclosure Schedule, no Employee Plans, employment or other agreements, or trusts exist that expressly or impliedly make reference to, or provide that payments be made or benefits provided, upon any "change in ownership or control," pursuant to which, with or without notice, the lapse of time or action by the Company or any of its Subsidiaries or by any Employee or other person, the payment, vesting, or funding of compensation or benefits is or may be provided or accelerated, or a reversion to the Company or any of its Subsidiaries of assets from an Employee Plan may be prohibited, or an obligation to sell assets may arise, by reason of or in connection with the consummation of a transaction contemplated by this Agreement or the Stock Purchase Agreement (collectively, "Change of Control Provisions").

     (c) Except as set forth in Section 3.17(c) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is involved in or, to the knowledge of the Company, threatened with, any labor dispute, grievance, or litigation relating to labor, safety or discrimination matters involving any Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, have a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act which would, individually or in the aggregate, directly or indirectly, have a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries is presently or has been in the past a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by the Company or any of its Subsidiaries.

SECTION 3.18. TAX RETURNS, AUDITS, AND LIABILITIES.

     (a) Except as set forth in Section 3.18 of the Disclosure Schedule, each of the Company and its Subsidiaries has (i) timely filed in accordance with all applicable laws, all Returns (as defined below) required to be filed by them,
(ii) paid all Taxes (as defined below) shown to have become due pursuant to such Returns, and (iii) paid all Taxes (other than those being contested in good faith, all of which are disclosed in Section 3.18 of the Disclosure Schedule) for which a notice of, or assessment or demand for, payment has been received or which are otherwise due and payable, in each case other than failures to file or pay that would not, in the aggregate, have a Material Adverse Effect on the Company. All Returns filed by each of the Company and each of its Subsidiaries with respect to Taxes were true and correct in all material respects as of the date on which they were filed or as subsequently amended to the date hereof. Except as set forth in Section 3.18 of the Disclosure Schedule, complete copies of (i) consolidated federal Income Tax Returns (as defined below) for the Company and its Subsidiaries and (ii) state and local Income Tax and other Tax Returns of the Company and its Subsidiaries for each of the years ended April 30, 1995 and 1996, have heretofore been delivered or made available to Transworld. Except as set forth in Section 3.18 of the Disclosure Schedule, (A) there is no action, suit, proceeding, investigation, audit, claims or assessment pending or proposed with respect to any liability for Tax that relates to the Company or any of its Subsidiaries for which a material amount of Tax is at issue, (B) all material amounts required to be collected or withheld by the Company and each of its Subsidiaries with respect to Taxes have been duly collected or withheld and any such amounts that are required to be remitted to any taxing authority have been duly remitted, (C) no extension of time within which to file any material Return that relates to the Company or any of its Subsidiaries has been requested which Return has not since been filed, (D) there are no waivers or extensions of any applicable statute of limitations for the assessment or collection of Taxes with respect to any material Return that relates to the Company or any of its Subsidiaries which remain in effect, (E) there are no tax rulings, requests for rulings, or closing agreements relating to the Company or any of its Subsidiaries which could materially affect their liability for Taxes for any period after the Effective Time, (F) all material Federal, state, and local Income Tax Returns of the Company and each of its Subsidiaries with respect to taxable periods through the year ended April 30, 1992 have been examined and closed or are Returns with respect to which the applicable statute of limitations has expired without extension or waiver, (G) no power of attorney has been granted by the Company or any of its Subsidiaries with respect to any matter relating to Taxes of the Company and its Subsidiaries which is currently in force, (H) no excess loss account (as referred to in Treasury Regulation
Section 1.1502-19) exists with respect to any Subsidiary of the Company, (I) neither the Company nor any of its Subsidiaries has any deferred gain or loss
(i) arising from deferred intercompany transactions (as referred to in Treasury Regulation Sections 1.1502-13 and 1.1502-13T), or (ii) with respect to the stock or obligations of any other member of the Company's affiliated group (as described in Treasury Regulation Sections 1.1502-14 and 1.1502-14T) and (J) neither the Company nor any Subsidiary has filed a consent under Section 341(f) of the Code or any comparable provision of state revenue statutes. The Company has filed a consolidated Return for Federal Income Tax purposes on behalf of itself and other members of the affiliated group (within the meaning of Section 1504 of the Code) of which it is the parent corporation since at least the date on which each was incorporated. The accruals for deferred Federal income taxes reflected in the audited financial statements of the Company for the year ended April 30, 1996 are adequate in all material respects to cover any deferred Federal Income Tax liability of the Company and its Subsidiaries determined in accordance with generally accepted principles through the date thereof. The accruals and reserves for Taxes in such financial statements are adequate in all material respects to cover any liability of the Company and its Subsidiaries for Taxes for periods through the date thereof.

     (b) The Company has heretofore provided Transworld with complete copies (or, if oral, written descriptions) of any Tax Sharing Arrangement to which the Company or any of its Subsidiaries is a party.

     (c) For purposes of this Agreement, except as otherwise expressly provided, unless the context otherwise requires:

          "Income Taxes" means any Federal, state, local, or foreign income, or franchise Tax and in each instance any interest, penalties, or additions to tax attributable to such Tax;

          "Return" means any report, return, statement, estimate, declaration, form, or other information required to be supplied to a taxing authority in connection with Taxes;

          "Tax" or "Taxes" means taxes of any kind, levies or other like assessments, customs, duties, imposts, charges or, including, without limitation, income, gross receipts, ad valorem, value added, excise, real or personal property, asset, sales, use, license, payroll, transaction, capital, net worth and franchise taxes, estimated taxes, withholding, employment, social security, workers compensation, utility, severance, production, unemployment compensation, occupation, premium, windfall profits, transfer and gains taxes or other governmental taxes imposed or payable to the United States, or any state, county, local, or foreign government or subdivision or agency thereof, and in each instance such term shall include any interest, penalties, or additions to tax attributable to any such Tax; and

          "Tax Sharing Arrangement" means any written or unwritten agreement or arrangement for the allocation or payment of or with respect to Tax liabilities or Tax benefits.

SECTION 3.19. FULL DISCLOSURE.

     No statement herein or in the Disclosure Schedule hereto or in any certificate delivered pursuant to the requirements of this Agreement by or on behalf of the Company contains or will contain any untrue statement

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

of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading.

                                   ARTICLE IV

                            COVENANTS OF THE COMPANY

SECTION 4.1. CONDUCT OF BUSINESS BY THE COMPANY PENDING THE MERGER.

     The Company covenants and agrees that, between the date of this Agreement and the Effective Time, except as otherwise contemplated by this Agreement or unless Transworld shall otherwise give its prior written consent, the business of the Company shall be conducted only in, and the Company shall not take any action except in, the ordinary course of business and in a manner consistent with past practice (including financial and other controls of the Company instituted since the commencement of the current fiscal year), and the Company will use its commercially reasonable efforts to continue its business development activities, to maintain in effect all licenses, approvals, and authorizations, to preserve intact its business organization and to maintain existing relationships with licensors, licensees, suppliers, contractors, distributors, customers, and others having business relationships with it, and Transworld and Newco agree to cooperate reasonably, if required by the Company, with the Company in connection with the foregoing. By way of amplification and not limitation, except as contemplated by this Agreement, neither the Company nor any of its Subsidiaries shall, between the date of this Agreement and the Effective Time, do or agree to do any of the following without the prior written consent of Transworld:

     (a) amend or otherwise change its Certificate of Incorporation or By-Laws;

     (b) issue, sell, pledge, dispose of, encumber, or authorize the issuance, sale, pledge, disposition, or encumbrance of (i) any shares of capital stock of any class, or any options, warrants, convertible securities, subscriptions, or other rights of any kind to acquire any shares of capital stock, or any other ownership interest or equity equivalent, of the Company or any of its Subsidiaries (including, without limitation, stock appreciation rights) or any other securities in respect of, in lieu of, or in substitution for any outstanding shares (other than, in the case of the Company, shares of Company Common Stock issuable pursuant to the exercise of outstanding convertible debt, warrants, or Options as set forth in Section 3.3 of the Disclosure Schedule) or grant or accelerate any right to convert or exercise or otherwise amend in any respect any such outstanding convertible debt, warrants, or Options or (ii) any material assets of the Company or any of its Subsidiaries, except for sales of goods or services in the ordinary course of business and in a manner consistent with past practice;

     (c) declare, set aside, make, or pay any dividend or other distribution, payable in cash, stock, property, or otherwise, with respect to any of its capital stock, any other ownership interest or equity equivalent, or any other securities, or reclassify, combine, split, subdivide, redeem, purchase, or otherwise acquire, directly or indirectly, any such capital stock, ownership interest, equity equivalent, or other securities, or adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, restructuring, recapitalization, or other reorganization or, except to the extent required by fiduciary obligations under applicable law, a merger or consolidation;

     (d) (i) except in the ordinary course of business and consistent with past practice, issue any debt securities or assume, guarantee, or endorse the obligations of any other person, except for immaterial amounts; (ii) except in the ordinary course of business and consistent with past practice, make any loans, advances, or capital contributions to, or investments in, any other person (other than to or in the Company or its Subsidiaries or customary loans or advances to employees in amounts not material to the maker of such loan or advance); (iii) pledge or otherwise encumber shares of capital stock of or other ownership interests or equity equivalents in the Company or any of its Subsidiaries; or (iv) except in the ordinary course of business and consistent with past practice, mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material lien thereupon;

     (e) except as set forth in Section 4.3, enter into, adopt, establish, or (except as may be required by law) amend or terminate any collective bargaining agreement, bonus, profit sharing, thrift, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, employment, severance, or other employee benefit agreement, trust, plan, fund, or other arrangement for the benefit or welfare of any director, officer, or employee, or (except for normal increases in the ordinary course of business consistent with past practice that, in the aggregate, do not result in a material increase in benefits or compensation expenses) increase in any manner the compensation or benefits of any director, officer, or employee or pay any benefit not required by any plan or arrangement as in effect as of the date hereof (including, without limitation, the granting of stock appreciation rights or performance units), increase the amount or change in any material respect the terms of any insurance covering directors or officers;

     (f) except as set forth in Section 4.1(f) to the Disclosure Schedule, acquire, sell, license, lease, or dispose of any assets outside the ordinary course of business which in the aggregate are material to the Company or enter into any commitment or transaction outside the ordinary course of business consistent with past practice;

     (g) change any of the accounting principles or practices used by it;

     (h) (i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership, or other business organization or division thereof or any interest therein; (ii) enter into any partnership, joint venture, or similar agreement or arrangement or any contract or agreement other than in the ordinary course of business consistent with past practice; (iii) authorize any new capital expenditure(s) which, individually, is in excess of $50,000 or, in the aggregate, are in excess of $100,000; or (iv) amend or modify any material existing agreement, arrangement, or understanding which would increase the obligations or impair or diminish the rights of the Company or any of its Subsidiaries in any material respect;

     (i) except as set forth in Section 4.1(i) to the Disclosure Schedule, make any tax election or settlement or compromise any income tax liability material to the Company or its Subsidiaries;

     (j) except as set forth in Section 4.1(j) to the Disclosure Schedule, pay, discharge, or satisfy any claims, liabilities, or obligations (absolute, accrued, asserted, or unasserted, contingent or otherwise), other than the payment, discharge, or satisfaction in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company and its consolidated Subsidiaries or incurred in the ordinary course of business consistent with past practice, except for fees and expenses (including legal fees and expenses) incurred in connection with this Agreement, the Stock Purchase Agreement and the Registration Rights Agreement and the transactions contemplated hereby and thereby and except as required by applicable law.

     (k) except as set forth in Section 4.1(k) to the Disclosure Schedule, enter into (in writing or otherwise) any contract, agreement, commitment, arrangement, or understanding to do any of the foregoing; or

     (l) take, or agree to take, any action which would make any representation or warranty untrue or incorrect in any material respect.

SECTION 4.2. NO SOLICITATION OF TRANSACTIONS.

     From and after the date hereof through the earlier to occur of the Effective Date and the date of termination of this Agreement, the Company shall not, directly or indirectly, through any officer, director, agent, or otherwise, solicit, initiate, or encourage submission of, proposals or offers from any person relating to any acquisition or purchase of all or a substantial portion of the assets of, or any equity interest in, the Company or any of its Subsidiaries or any business combination with the Company or any of its Subsidiaries or, except to the extent required by fiduciary obligations under applicable law, participate in any negotiations regarding, or furnish to any other person any information with respect to, or encourage, any effort or attempt by any other person to do or seek any of the foregoing; provided, however, that nothing contained in this Section 4.2 shall prohibit the Company or its Board of Directors from taking and disclosing to the Company's stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making such other disclosure to the Company's stockholders which, in the judgment of the Board of Directors with advice of counsel, may be required under applicable law. The Company will immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any parties conducted heretofore with respect to any of the foregoing, and shall immediately demand the return or destruction of any non-public information concerning the Company distributed to other persons for the purpose of soliciting or encouraging any of the foregoing; provided, however, that nothing in this sentence shall restrict the Company to the extent required by fiduciary obligations under applicable law from participating in any activities, discussions, or negotiations with any such parties. The Company shall as soon as practicable (a) notify Transworld if any such proposal or offer, or any inquiry or contact with any person with respect thereto, is made and (b) disclose to Transworld the terms and conditions of such proposal or offer and the identity of the offeror or potential offeror.

SECTION 4.3. OPTION PLANS, CONVERTIBLE DEBT, OPTIONS, AND WARRANTS.

     (a) The Company shall take such action, if any, as may be necessary to terminate the Option Plans at the Effective Time and shall take the actions contemplated by Section 1.9(e).

     (b) The Company shall use commercially reasonable efforts to amend the terms of the outstanding convertible debt of the Company (as disclosed in Section 3.3 of the Disclosure Schedule) in order to provide that such convertible debt will cease to be convertible into equity of the Company on and after the Effective Time.

     (c) The Company shall take such action, if any, as may be necessary to cause the outstanding Options and warrants (as disclosed in Section 3.3 of the Disclosure Schedule) to be cancelled and settled in the manner provided in
Section 1.9(b).

SECTION 4.4. STATE TAKEOVER STATUTES.

     The Company, will, upon the request of Transworld, take all reasonable steps to (i) exempt the Merger from the requirements of any state takeover law by action of the Company's Board of Directors or otherwise and (ii) assist in any challenge by Transworld or Newco to the validity or applicability to the Merger of any state takeover law, it being understood that the Company may condition any such action on the consummation of the Merger. The phrase "state takeover law" does not include the New York State statute relating to the taxation of corporate transactions.

SECTION 4.5. CONSENTS AND APPROVALS.

     The Company shall use commercially reasonable efforts to obtain the consents and approvals required with respect to the items described in Sections 3.5(a) and (b) of the Disclosure Schedule.

                                   ARTICLE V

                       COVENANTS OF TRANSWORLD AND NEWCO

SECTION 5.1. DIRECTORS' AND OFFICERS' INDEMNIFICATION.

     From and after the Effective Time, Transworld and the Surviving Corporation shall jointly and severally (to the same extent as the Company currently indemnifies its officers and directors pursuant to the Company's Certificate of Incorporation and By-Laws as in effect on the date hereof), indemnify, defend, and hold harmless the present officers and directors (the "Indemnified Parties") of the Company against all losses, claims, damages, or liabilities ("Claims") arising out of actions or omissions occurring at or prior to the Effective Time that are based on or arising out of the fact that such person is or was a director or officer of the Company prior to the Effective Time, including, without limitation, any Claim arising out of this Agreement, the Stock Purchase Agreement, or the Registration Rights Agreement or the transactions contemplated hereby and thereby.

                                   ARTICLE VI

                      ADDITIONAL AGREEMENTS OF THE PARTIES

SECTION 6.1. PROXY MATERIAL.

     The Company shall prepare and, subject to the prior consent of Transworld, file with the SEC preliminary proxy material relating to the transactions contemplated by this Agreement (the "Preliminary Proxy Material") as soon as reasonably practicable. The Company shall use its best efforts to respond to the comments of the SEC, provide a copy of all amended Preliminary Proxy Material to Transworld, file such amended Preliminary Proxy Material with the SEC with Transworld's prior consent, and cause the Definitive Proxy Material to be mailed to the stockholders of the Company. Each of the Company, Newco, and Transworld shall notify the other parties promptly of the receipt of any comments of the SEC and of any request by the SEC for amendments or supplements to the Preliminary Proxy Material or the Definitive Proxy Material, or for additional information. Each of the Company, Newco, and Transworld shall supply the other parties with copies of all correspondence with the SEC with respect to any of the foregoing filings. If at any time prior to the Company Stockholders Meeting, any event should occur relating to the Company or any of its officers, directors, or affiliates which should be described in an amendment or supplement to the Definitive Proxy Material, the Company shall promptly inform Transworld. If at any time prior to the Company Stockholders Meeting, any event should occur relating to Transworld or any of its officers, directors, or affiliates which should be described in an amendment or supplement to the Definitive Proxy Material, Transworld shall inform the Company. Whenever any event occurs which should be described in an amendment or supplement to the Definitive Proxy Material, the Company, Newco, and Transworld shall, upon learning of such event, cooperate with each other to promptly file and clear with the SEC and, if applicable, mail such amendment or supplement to the stockholders of the Company.

SECTION 6.2. MEETING OF STOCKHOLDERS OF THE COMPANY.

     The Company shall as promptly as reasonably practicable take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and By-Laws duly to call, convene, and hold the Company Stockholders Meeting. The Company shall, subject to the fiduciary obligations of the Company's directors under applicable law as advised by outside counsel, use reasonable efforts to solicit from stockholders of the Company proxies in favor of the Merger and shall take such other action as is reasonably necessary to secure the vote of stockholders required by Delaware Law to effect the Merger. Transworld shall vote, or cause to be voted, in favor of the Merger all shares of Company Common Stock beneficially owned by it.

SECTION 6.3. HSR ACT.

     Each of Transworld and the Company shall promptly following the date hereof, file duly completed and executed Pre-Merger Notification and Report Forms as required pursuant to the HSR Act and use its best efforts to comply promptly with any requests made by the Federal Trade Commission or the Department of Justice pursuant to the HSR Act.

SECTION 6.4. ACCESS TO INFORMATION; CONFIDENTIALITY.

     (a) Subject to applicable law, from the date hereof to the Effective Time, the Company shall afford the officers, employees, and authorized agents of Transworld reasonable access, during normal business hours and upon reasonable notice, to its officers, employees, authorized agents, properties, offices, books, and records and shall furnish Transworld with all financial and operating data and other information regarding the assets, properties, goodwill, and business of the Company as Transworld may from time to time reasonably request.

     (b) In the event of the termination of this Agreement and the Stock Purchase Agreement, Transworld and Newco shall, and shall cause their respective affiliates and their officers, directors, employees, and agents to, (i) return promptly every document furnished to them by the Company or any of its officers, directors, employees, and agents in connection with the transactions contemplated hereby and any copies thereof, and shall use its best efforts to cause others to whom such documents may have been furnished promptly to return such documents and any copies thereof any of them may have made, other than documents filed with the SEC or otherwise publicly available and (ii) destroy promptly all documents created by them from any data, information, or document furnished by the Company or any of its officers, directors, employees, and agents in connection with the transactions contemplated hereby and any copies thereof, and shall use its best efforts to cause others to whom such documents may have been furnished promptly to destroy the same and any copies thereof, other than documents created from data, information or documents filed with the SEC or otherwise publicly available. The terms of the Confidentiality Agreement dated October 23, 1996 among Hyperion Partners II L.P., the Company, and Transworld shall survive the termination hereof.

     (c) No investigation pursuant to this Section 6.4 or other investigation shall affect any representations or warranties of the parties herein or the conditions to the obligations of the parties hereto.

SECTION 6.5. NOTIFICATION OF CERTAIN MATTERS.

     The Company shall give prompt notice to Transworld, and Transworld shall give prompt notice to the Company, of (i) the occurrence, or non-occurrence, of any event, the occurrence or non-occurrence of which would be likely to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate at or prior to the Effective Time and (ii) any failure of the Company, Transworld, or Newco, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this
Section 6.5 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

SECTION 6.6. FURTHER ACTION.

     Upon the terms and subject to the conditions hereof, and subject, in the case of the Company, to the exercise by the Board of Directors of the Company of its fiduciary obligations, each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper, or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and to obtain in a timely manner all necessary waivers, consents, and approvals and to effect all necessary registrations and filings, including, but not limited to: (i) reasonable efforts to lift or rescind any injunction or restraining order or other order which may be entered; (ii) cooperation in reasonable tax planning measures for the Company and the Surviving Corporation in light of the transactions contemplated hereby so long as no action shall be required to be taken which would result in adverse tax consequences to the stockholders of the Company or, if the Merger does not occur, to the Company; and (iii) reasonable cooperation in respect of the filing of the Definitive Proxy Material and any amendment or supplement thereto and other filings to be made in connection with the Merger and the transactions contemplated hereby.

SECTION 6.7. PUBLIC ANNOUNCEMENTS.

     Transworld and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or by the NASDAQ Stock Market.

SECTION 6.8. GOVERNMENT COMPLIANCE.

     Each of the Company, Transworld, and Newco agrees promptly to effect all necessary registrations, filings, applications, and submissions of information requested by governmental authorities.

                                  ARTICLE VII

                            CONDITIONS OF THE MERGER

SECTION 7.1. CONDITIONS TO OBLIGATIONS OF EACH PARTY TO EFFECT THE MERGER.

     The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

     (a) This Agreement shall have been approved and adopted by the requisite vote of the stockholders of the Company in accordance with the Company's Certificate of Incorporation and Delaware Law.

     (b) The Company and Transworld shall have received evidence, in form and substance reasonably satisfactory to Transworld, that such licenses, permits, consents, approvals, authorizations, qualifications, orders of governmental authorities, and third parties as are required in connection with the consummation of the transactions contemplated hereby or necessary to conduct the business of the Company and its Subsidiaries as presently conducted have been obtained and are in full force and effect other than those which, if not obtained, would not, either individually or in the aggregate, have a Material Adverse Effect on Transworld or the Company.

     (c) Any applicable waiting period under the HSR Act shall have expired or been terminated.

     (d) At the Effective Time, there shall be no effective injunction, writ, or preliminary restraining order or any order of any nature issued by a court or governmental agency of competent jurisdiction directing that the transactions provided for herein not be consummated as herein provided.

     (e) The Company shall have received from NatWest a written opinion addressed to the Company, for inclusion in the Definitive Proxy Material, that the Merger Consideration is fair, from a financial point of view, to the stockholders of the Company.

SECTION 7.2.ADDITIONAL CONDITIONS TO OBLIGATION OF THE COMPANY TO EFFECT THE
            MERGER.

     The obligation of the Company to effect the Merger is also subject to each of the following conditions:

     (a) Each of Transworld and Newco shall in all material respects have performed each obligation to be performed by it hereunder on or prior to the Effective Time.

     (b) The representations and warranties of each of Transworld and Newco set forth in this Agreement shall be true and correct in all material respects at and as of the Effective Time as if made at and as of such time, except for changes contemplated by this Agreement and except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall have been true and correct in all material respects as of such date.

     (c) The Company shall have received a certificate of Transworld, dated the Closing Date, signed by the Chief Executive Officer of Transworld, to the effect that, to the best of the knowledge, information, and belief of such officer, the conditions specified in Section 7.2(a) and (b) have been fulfilled.

     (d) The Company shall have received an opinion from Proskauer Rose Goetz & Mendelsohn LLP, counsel to Transworld and Newco, dated the Closing Date, in form and substance reasonably satisfactory to the Company as to (i) the valid existence and good standing of Transworld and Newco in their respective jurisdictions of incorporation, (ii) the corporate power and authority of Transworld and Newco to own their properties and to conduct their business,
(iii) the corporate power and authority of Transworld and Newco to execute and deliver this Agreement and the due authorization thereof, (iv) the due execution and delivery and enforceability of this Agreement, (v) the absence of conflicts with the charter, bylaws or material agreements of Transworld and Newco, (vi) the absence of material consents or approvals required to consummate the transactions contemplated by this Agreement, and (vii) the absence of litigation regarding the transaction.

     (e) All actions, proceedings, instruments, and documents required to carry out the transactions contemplated hereby or incidental hereto and all other related legal matters shall have been reasonably satisfactory to and approved by counsel for the Company and such counsel shall have been furnished with such certified copies of such corporate actions and proceedings and such other instruments and documents as it shall have reasonably requested.

SECTION 7.3.ADDITIONAL CONDITIONS TO OBLIGATIONS OF TRANSWORLD AND NEWCO TO
            EFFECT THE MERGER.

     The obligations of Transworld and Newco to effect the Merger are also subject to each of the following conditions:

     (a) The Company shall in all material respects have performed each obligation to be performed by it hereunder on or prior to the Effective Time.

     (b) The representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects at and as of the Effective Time as if made at and as of such time, except for changes contemplated by this Agreement and except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall have been true and correct in all material respects as of such date.

     (c) Transworld shall have received a certificate of the Company, dated the Closing Date, signed by the Chief Executive Officer of the Company, to the effect that, to the best of the knowledge, information and belief of such officer, the conditions specified in paragraphs (a) and (b) of this Section 7.3 have been fulfilled.

     (d) There shall not have been any action taken, or any statute, rule, regulation, or order enacted, promulgated, or issued or deemed applicable to the Merger by any Federal or state government or governmental authority or court, which would (i) prohibit the Surviving Corporation's or Transworld's ownership or operation of all or a material portion of the Company's business or assets, or compel the Surviving Corporation or Transworld to dispose of or hold separate all or a material portion of the Company's business or assets, as a result of the Merger; (ii) render Newco unable to consummate the Merger; (iii) make such consummation illegal; or (iv) impose or confirm material limitations on the ability of Transworld effectively to exercise full rights of ownership of shares of the capital stock of the Surviving Corporation, including without limitation, the right to vote any such shares on all matters properly presented to the stockholders of the Surviving Corporation, and no such action shall have been taken or any such statute, rule, regulation, or order enacted, promulgated, issued, or deemed applicable to the Merger which in the reasonable judgment of Transworld will produce such result.

     (e) Transworld and Newco shall have received an opinion from McDermott, Will & Emery, counsel to the Company, dated the Closing Date, in form and substance reasonably satisfactory to Transworld and Newco, as to (i) the valid existence and good standing of the Company and its Subsidiaries in their respective jurisdictions of incorporation and qualification and good standing of the Company and its Subsidiaries in certain foreign jurisdictions, (ii) the corporate power and authority of the Company and its Subsidiaries to own their properties and to conduct their business, (iii) the corporate power and authority of the Company to execute and deliver this Agreement and the due authorization thereof, (iv) the due execution and delivery and enforceability of this Agreement, (v) the absence of conflicts with the Company's charter, bylaws or material agreements, (vi) the absence of material consents or approvals required to consummate the transactions contemplated by this Agreement, and (vii) the absence of litigation regarding the transaction.

     (f) All actions, proceedings, instruments, and documents required to carry out the transactions contemplated hereby or incidental hereto and all other related legal matters shall have been reasonably satisfactory to and approved by counsel for Transworld and such counsel shall have been furnished with such certified copies of such corporate actions and proceedings and such other instruments and documents as it shall have reasonably requested.

     (g) On or prior to the Closing Date, the Option Plans shall have been terminated or arrangements for termination reasonably acceptable to Transworld shall have been made.

     (h) At or prior to the Effective Time that certain Stipulation of Partial Settlement of the consolidated class actions under the caption In re Health Management, Inc. Securities Litigation, Master File No. 96 Civ. 0889 (ADS) shall have been amended to provide for the settlement of such actions for an aggregate cash payment of $7.2 million at the Effective Time, and such settlement shall have been finally approved by the United States District Court.

     (i) At or prior to December 12, 1996, (A) Transworld's lenders shall have completed their due diligence investigation of the Company and the transactions contemplated by this Agreement, the Stock Purchase Agreement, and the Registration Rights Agreement, and such due diligence investigation and such transactions shall be satisfactory in all respects to such lenders, (B) such lenders shall have consented to the Merger and the Stock Purchase, and (C) such lenders shall have agreed to amend Transworld's credit facility in order to lend, and shall have agreed to lend, to Transworld the funds necessary for Transworld to consummate the Merger and the Stock Purchase, all in the sole and absolute discretion of such lenders.

     (j) At or prior to the Effective Time, the Company shall have received waivers, in form and substance satisfactory to Transworld, from each employee, director, officer, or consultant who is a party to any of the agreements listed in Section 3.17(b) of the Disclosure Schedule and who will be offered employment with the Surviving Corporation after the Effective Time, of his or her rights under such Change of Control Provisions in such agreements.

     (k) As of the Effective Time, the opinion of UBS Securities LLC referred to in Section 2.9 hereof shall not have been modified or withdrawn.

     (l) At or prior to the Effective Time, the outstanding convertible debt of the Company (as disclosed in Section 3.3 of the Disclosure Schedule) shall no longer be outstanding or the terms thereof shall have been amended to provide that such convertible debt is no longer convertible into equity of the Company on and after the Effective Time.

     (m) At or prior to the Effective Time, the Company shall have received all the consents or approvals required with respect to the items described in Sections 3.5(a) and (b) of the Disclosure Schedule, except where the failure to obtain such consents and approvals, individually or in the aggregate, would not have a Material Adverse Effect on the Company.

                                  ARTICLE VIII

                       TERMINATION, AMENDMENT, AND WAIVER

SECTION 8.1. TERMINATION.

     (a) This Agreement may be terminated at any time prior to the Effective Time, whether prior to or after approval hereof by the stockholders of the
Company:

          (i) By mutual written consent duly authorized by the Boards of Directors of Transworld and the Company;

          (ii) By the Board of Directors of the Company acting on behalf of the Company, if (x) a corporation, partnership, person, or other entity or group shall have made a bona fide proposal that the Board of Directors believes, in good faith after consultation with its outside legal counsel and financial advisors, is more favorable to the Company's stockholders than the Merger (a "Superior Proposal") and (y) Newco does not make, within five business days of Newco's receiving notice of such third-party proposal, an offer that the Board of Directors believes, in good faith after consultation with its outside legal counsel and financial advisors, is at least as favorable to the Company's stockholders as such Superior Proposal;

          (iii) By Transworld if the Board of Directors of the Company shall have withdrawn or modified in a manner adverse to Transworld or Newco its approval or recommendation of this Agreement or the Merger or shall have approved or recommended another offer or proposal;

          (iv) By either Transworld or the Company if the Merger shall not have been consummated by June 30, 1997, unless the absence of such consummation shall be due to the failure of the party seeking to terminate this Agreement (or its subsidiaries or affiliates) to perform its obligations under this Agreement required to be performed by it at or prior to the Effective Time;

          (v) By either Transworld or the Company, if at the Company Stockholders Meeting (including any adjournment thereof), the stockholders of the Company fail to approve and adopt this Agreement and the Merger;

          (vi) By either Transworld or the Company if a United States or state governmental authority, agency, or commission or United States or state court of competent jurisdiction shall have issued an order, decree, or ruling or taken any other action (which order, decree, ruling, or action the parties hereto shall use their best efforts to lift), in each case permanently restraining, enjoining, or otherwise prohibiting the Merger, and such order, decree, ruling, or action shall have become final and non-appealable; or

          (vii) (A) By Transworld, if the Company shall breach or fail to perform in any material respect any of its material covenants or agreements contained herein, or (B) by the Company, if Transworld or Newco shall breach or fail to perform in any material respect any of their respective material covenants or agreements contained herein.

     (b) This Agreement may be terminated by Transworld, at any time prior to 10 days after the Schedules Delivery Date (as defined in Section 9.11), if Transworld in its sole discretion is not satisfied with the disclosures made in the Deferred Schedules (as defined in Section 9.11) when delivered.

     (c) This Agreement may be terminated by Transworld at any time on or prior to December 16, 1996 if the condition set forth in Section 7.3(i) shall not have been satisfied.

SECTION 8.2. EFFECT OF TERMINATION.

     In the event of termination of this Agreement as provided in Section 8.1, there shall be no liability or further obligation on the part of any party hereto except (i) as set forth in Sections 8.3 and 9.1 hereof and (ii) nothing herein shall relieve any party from liability for any breach of this Agreement.

SECTION 8.3. FEES AND EXPENSES.

     (a) If this Agreement is terminated pursuant to Sections 8.1(a)(ii), 8.1(a)(iii), 8.1(a)(iv), 8.1(a)(v), 8.1(a)(vii)(A), or 8.1(b), and neither
Transworld nor Newco is in material breach of its material covenants and agreements under this Agreement, the Company shall reimburse each of Transworld, Newco, and their respective affiliates (not later than five days after submission of statements therefor itemizing in reasonable detail such fees and expenses) for all reasonable out-of-pocket expenses and fees (including, without limitation, bank commitment fees, all reasonable fees and expenses of counsel, accountants, experts, financial advisors, and consultants to Transworld and Newco and their lenders and financial advisors) incurred or required to be paid by it or them or on its or their behalf in connection with all transactions contemplated by this Agreement, the Stock Purchase Agreement, or the purchase by Transworld of certain indebtedness of the Company.

     (b) If this Agreement is terminated by the Company pursuant to Section 8.1(a)(vii)(B) and the Company is not in material breach of its material covenants and agreements under this Agreement, Transworld shall reimburse the Company (not later than five days after submission of statements therefor itemizing in reasonable detail such fees and expenses) for all reasonable out-of-pocket expenses and fees (including, without limitation, filing fees, all reasonable fees and expenses of printers, all reasonable fees and expenses of NatWest and its counsel, and all reasonable fees and expenses of counsel, accountants, experts, and consultants to the Company) incurred or required to be paid by the Company or on its behalf in connection with the Merger and the consummation of all transactions contemplated by this Agreement.

     (c) Except as provided otherwise in Sections 8.3(a) and 8.3(b) hereof, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, and the costs of printing the Preliminary Proxy Material, Definitive Proxy Material, and any other filings to be printed, and in each case all exhibits, amendments, or supplements thereto shall be paid by the Company.

SECTION 8.4. AMENDMENT.

     This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the stockholders of the Company, no amendment may be made which would change the Merger Consideration into which each share of Company Common Stock shall be converted upon consummation of the Merger.

     This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

SECTION 8.5. WAIVER.

     At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and
(c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the parties hereto. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

                                   ARTICLE IX

                               GENERAL PROVISIONS

SECTION 9.1. SURVIVAL OF REPRESENTATIONS, WARRANTIES, AND AGREEMENTS.

     The representations, warranties, and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 8.1, as the case may be, except that the agreements set forth in Sections 1.7, 1.8, 1.9, 5.1, 6.7, 9.1, and 9.7 shall survive the Effective Time indefinitely and those set forth in Sections 6.4(b) and (c), 6.7, 8.2, 8.3, 9.1, and 9.7 shall survive termination indefinitely.

SECTION 9.2. NOTICES.

     All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered, if delivered personally or mailed by registered or certified mail (postage prepaid, return receipt requested) or sent by Federal Express or similar overnight delivery or courier service or by telecopy to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     (a) if to Transworld or Newco:
         75 Terminal Avenue
         Clark, New Jersey 07066
         Attention: Vincent J. Caruso

         with a copy to:

         Proskauer Rose Goetz & Mendelsohn LLP
         1585 Broadway
         New York, New York 10036
         Attention: Bruce L. Lieb, Esq.

     (b) if to the Company:
         1371-A Abbott Court
         Buffalo Grove, Illinois 60089
         Attention: W. James Nicol

         with a copy to:

         McDermott, Will & Emery
         50 Rockefeller Plaza
         New York, New York 10020
         Attention: Cheryl V. Reicin, Esq.

SECTION 9.3. CERTAIN DEFINITIONS.

     For purposes of this Agreement, the term:

     (a) "affiliate" of a person means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person;

     (b) "beneficial owner" has the meaning in Rule 13d-3 under the Exchange
Act;

     (c) "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise; and

     (d) "person" means an individual, corporation, partnership, association, trust, or any unincorporated organization.

SECTION 9.4. HEADINGS.

     The headings contained in this Agreement and the Disclosure Schedule are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement or the Disclosure Schedule.

SECTION 9.5. ENTIRE AGREEMENT.

     This Agreement constitutes the entire agreement and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, is not intended to confer upon any other person any rights or remedies hereunder.

SECTION 9.6. PARTIES IN INTEREST; ASSIGNMENT.

     This Agreement shall not be assigned by operation of law or otherwise, except that Transworld and Newco may assign all or any of their rights hereunder to a wholly-owned subsidiary of Transworld or of Newco or to their lenders; provided, however, that no such assignment shall relieve the assigning party of its obligations hereunder. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and such permitted assigns of Transworld and Newco, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under this Agreement, except that any of the Indemnified Parties shall be entitled after the Effective Time to enforce the provisions of Section 5.1.

SECTION 9.7. GOVERNING LAW.

     This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that State, without regard to conflicts of laws, except that Delaware Law shall apply to the Merger.

SECTION 9.8. COUNTERPARTS.

     This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 9.9. SEVERABILITY.

     If any provision of this Agreement is invalid, illegal, or unenforceable, the balance of this Agreement shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances.

SECTION 9.10. SPECIFIC PERFORMANCE.

     Since a breach of the provisions of this Agreement could not adequately be compensated by money damages, any party shall be entitled, in addition to any other right or remedy available to it, to an injunction restraining such breach or a threatened breach and to specific performance of any such provision of this Agreement, and in either case no bond or other security shall be required in connection therewith, and the parties hereby consent to the issuance of such injunction and to the ordering of specific performance.

SECTION 9.11. SCHEDULES.

     It is acknowledged that the schedules listed in Section 9.11 of the Disclosure Schedule are not being delivered in their entirety by the Company on the date hereof (collectively, the "Deferred Schedules" and each, a "Deferred Schedule"). The Company will use all reasonable best efforts promptly to deliver to Transworld and Newco each Deferred Schedule, and the Company will have delivered to Transworld and Newco all of the Deferred Schedules no later than 10 days after the date hereof. The date on which the last of the Deferred Schedules is delivered to Transworld and Newco is referred to as the "Schedules Delivery Date".

     IN WITNESS WHEREOF, Transworld, Newco, and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                          TRANSWORLD HOME HEALTH CARE, INC.

                                          By      /s/ VINCENT J. CARUSO

                                            ------------------------------------
                                            Name: Vincent J. Caruso
                                            Title: Executive Vice President

                                          IMH ACQUISITION CORP.

                                          By      /s/ VINCENT J. CARUSO

                                            ------------------------------------
                                            Name: Vincent J. Caruso
                                            Title: Executive Vice President

                                          HEALTH MANAGEMENT, INC.

                                          By       /s/ WM. JAMES NICOL

                                            ------------------------------------
                                            Name: Wm. James Nicol
                                            Title: President and Chief
                                               Executive Officer

                        TRANSWORLD HOME HEALTHCARE, INC.

                               75 TERMINAL AVENUE
                            CLARK, NEW JERSEY 07066

                                                               November 27, 1996

Ladies and Gentlemen:

     Reference is made to the Agreement and Plan of Merger, dated November 13, 1996, among Transworld Home HealthCare, Inc., IMH Acquisition Corp., and Health Management, Inc. (the "Merger Agreement") (terms defined in the Merger Agreement shall have their defined meanings herein, unless otherwise defined herein) and to the Stock Purchase Agreement, dated as of November 13, 1996 between Health Management, Inc. and Transworld Home HealthCare, Inc. (the "Stock Purchase Agreement").

     Notwithstanding the provisions of the Merger Agreement and the Stock Purchase Agreement, the parties hereto agree that the Merger Agreement and the Stock Purchase Agreement may be terminated by Transworld, at any time on or prior to December 9, 1996, if Transworld, in its sole discretion, is not satisfied with the disclosures made in the Deferred Schedules.

     Except to the extent amended hereby, the Merger Agreement and the Stock Purchase Agreement shall remain in full force and effect and nothing herein shall affect, or be deemed to be a waiver of, the other terms and provisions of the Merger Agreement or the Stock Purchase Agreement, including without limitation the other termination provisions thereof.

     If this letter correctly sets forth our understanding with respect to the foregoing matter, kindly execute and return the enclosed copy of this letter to evidence our binding agreement.

                                            Very truly yours,


TRANSWORLD HOME HEALTHCARE, INC.                          IMH ACQUISITION CORP.

By: /s/ VINCENT J. CARUSO                                 By: /s/ VINCENT J. CARUSO
-------------------------------------------------------   ----------------------------------------------------
    Name: Vincent J. Caruso                                   Name: Vincent J. Caruso
    Title: Executive Vice President                           Title: Executive Vice President


AGREED TO:

HEALTH MANAGEMENT, INC.

By: /s/ PAUL S. JUREWICZ
-------------------------------------------------------
    Name: Paul S. Jurewicz
    Title: Chief Financial Officer

                        TRANSWORLD HOME HEALTHCARE, INC.

                               75 TERMINAL AVENUE

                            CLARK, NEW JERSEY 07066



                                                               December 12, 1997



Ladies and Gentlemen:


     Reference is made to the Agreement and Plan of Merger, dated November 13, 1996, as amended by a letter of agreement, dated November 27, 1996, among Transworld Home Healthcare, Inc. ("Transworld"), IMH Acquisition Corp., and Health Management, Inc. (the "Merger Agreement") and to the Stock Purchase Agreement, dated as of November 13, 1996, as amended by a letter agreement, dated November 27, 1996, between Health Management, Inc. and Transworld Home Healthcare, Inc. (the "Stock Purchase Agreement").

     The parties hereto agree as follows:

     1. Section 7.3(i) of the Merger Agreement is hereby amended by changing the date "December 12, 1996" to "December 19, 1996".


     2. Section 8.1(c) of the Merger Agreement is hereby amended by changing the date "December 16, 1996" to "December 23, 1996", with the parties acknowledging that, unless such date is further extended by agreement of the parties, the condition to Transworld's obligation to close the Stock Purchase Agreement and the Merger Agreement set forth in Section 7.3(i) of the Merger Agreement shall be deemed to have been waived by Transworld with respect to such agreements if Transworld has not given notice of termination of such agreements on or prior to December 23, 1996.


     Except to the extent amended hereby, the Merger Agreement and the Stock Purchase Agreement shall remain in full force and effect and nothing herein shall affect, or be deemed to be a waiver of, the other terms and provisions of the Merger Agreement or the Stock Purchase Agreement, including without limitation the other termination provisions thereof.

     If this letter correctly sets forth our understanding with respect to the foregoing matters, kindly execute and return the enclosed copy of this letter to evidence our binding agreement.

                                            Very truly yours,


TRANSWORLD HOME HEALTHCARE, INC.                          IMH ACQUISITION CORP.

By: /s/ VINCENT J. CARUSO                                 By: /s/ VINCENT J. CARUSO
-------------------------------------------------------   ----------------------------------------------------
    Name: Vincent J. Caruso                                   Name: Vincent J. Caruso
    Title: Executive Vice President                           Title: Executive Vice President


AGREED TO:

HEALTH MANAGEMENT, INC.

By: /s/ WM. JAMES NICOL
-------------------------------------------------------
    Name: Wm. James Nicol
    Title: Chief Executive Officer

                        TRANSWORLD HOME HEALTHCARE, INC.


                               75 TERMINAL AVENUE


                            CLARK, NEW JERSEY 07066



                                                               December 23, 1996



Health Management, Inc.


1371-A Abbott Court


Buffalo Grove, Illinois 60089



Ladies and Gentlemen:



     Reference is made to (i) the Agreement and Plan of Merger, dated as of November 13, 1996, as amended by letter agreements, dated November 27, 1996 and December 12, 1996, among Transworld Home HealthCare, Inc. ("Transworld"), IMH Acquisition Corp., and Health Management, Inc. (the "Company") (as amended, the "Merger Agreement") and (ii) the Stock Purchase Agreement, dated as of November 13, 1996, as amended by letter agreements, dated November 27, 1996 and December 12, 1996, among Transworld and the Company (as amended, the "Stock Purchase Agreement").



     The parties hereto agree as follows:



     1. Section 7.3(i) of the Merger Agreement is hereby amended by changing the date "December 19, 1996" to "January 8, 1997."



     2. Section 8.1(c) of the Merger Agreement is hereby amended by changing the date "December 23, 1996" to "January 10, 1997," with the parties acknowledging that, unless such date is further extended by agreement of the parties, the condition to Transworld's obligation to close the Stock Purchase Agreement and the Merger Agreement set forth in Section 7.3(i) of the Merger Agreement shall be deemed to have been waived by Transworld with respect to such agreements if Transworld has not given notice of termination of such agreements on or prior to January 10, 1997.



     Except to the extent amended hereby, the Merger Agreement and the Stock Purchase Agreement shall remain in full force and effect and nothing herein shall affect, or be deemed to be a waiver of, the other terms and provisions of the Merger Agreement or the Stock Purchase Agreement, including without limitation the other termination provisions thereof.



     If this letter correctly sets forth our understanding with respect to the foregoing matters, kindly execute and return the enclosed copy of this letter to evidence our binding agreement.



                                            Very truly yours,



TRANSWORLD HOME HEALTHCARE, INC.                          IMH ACQUISITION CORP.

By: /s/ VINCENT J. CARUSO                                 By: /s/ VINCENT J. CARUSO
-------------------------------------------------------   -------------------------------------------------
    Name: Vincent J. Caruso                                   Name: Vincent J. Caruso
    Title: Executive Vice President                           Title: Executive Vice President


AGREED TO:

HEALTH MANAGEMENT, INC.

By: /s/ JAMES R. MIESZALA
-------------------------------------------------------
    Name: James R. Mieszala
    Title: Chief Operating Officer

                        TRANSWORLD HOME HEALTHCARE, INC.

                               75 TERMINAL AVENUE

                            CLARK, NEW JERSEY 07066



                                                                January 10, 1997


Health Management, Inc.
1371-A Abbott Court
Buffalo Grove, Illinois 60089

Ladies and Gentlemen:

     Reference is made to (i) the Agreement and Plan of Merger, dated as of November 13, 1996, as amended by letter agreements, dated November 27, 1996, December 12, 1996 and December 23, 1996, among Transworld Home HealthCare, Inc. ("Transworld"), IMH Acquisition Corp., and Health Management, Inc. (the "Company") (as amended, the "Merger Agreement") and (ii) the Stock Purchase Agreement, dated as of November 13, 1996, as amended by letter agreements, dated November 27, 1996, December 12, 1996 and December 23, 1996, among Transworld and the Company (as amended, the "Stock Purchase Agreement").

     The parties hereto agree as follows:

     1. Section 7.3(i) of the Merger Agreement is hereby amended by changing the date "January 8, 1997" to "January 10, 1997."

     2. Section 8.1(c) of the Merger Agreement is hereby amended by changing the date "January 10, 1997" to "January 13, 1997," with the parties acknowledging that, unless such date is further extended by agreement of the parties, the condition to Transworld's obligation to close the Stock Purchase Agreement and the Merger Agreement set forth in Section 7.3(i) of the Merger Agreement shall be deemed to have been waived by Transworld with respect to such agreements if Transworld has not given notice of termination of such agreements on or prior to January 13, 1997.

     Except to the extent amended hereby, the Merger Agreement and the Stock Purchase Agreement shall remain in full force and effect and nothing herein shall affect, or be deemed to be a waiver of, the other terms and provisions of the Merger Agreement or the Stock Purchase Agreement, including without limitation the other termination provisions thereof.

     If this letter correctly sets forth our understanding with respect to the foregoing matters, kindly execute and return the enclosed copy of this letter to evidence our binding agreement.

                                            Very truly yours,


TRANSWORLD HOME HEALTHCARE, INC.                          IMH ACQUISITION CORP.

By: /s/ VINCENT J. CARUSO                                 By: /s/ VINCENT J. CARUSO
-------------------------------------------------------   -------------------------------------------------
    Name: Vincent J. Caruso                                   Name: Vincent J. Caruso
    Title: Executive Vice President and                       Title: Executive Vice President and
           Chief Administrative Officer                              Chief Administrative Officer


AGREED TO:

HEALTH MANAGEMENT, INC.

By: /s/ WM. JAMES NICOL
-------------------------------------------------------
    Name: Wm. James Nicol
    Title: Chief Executive Officer
          & President

                        TRANSWORLD HOME HEALTHCARE, INC.

                               75 TERMINAL AVENUE

                            CLARK, NEW JERSEY 07066


                                                                January 13, 1997

Health Management, Inc.
1371-A Abbott Court
Buffalo Grove, Illinois 60089

Ladies and Gentlemen:

     Reference is made to (i) the Agreement and Plan of Merger, dated as of November 13, 1996, as amended by letter agreements, dated November 27, 1996, December 12, 1996, December 23, 1996 and January 10, 1997, among Transworld Home HealthCare, Inc. ("Transworld"), IMH Acquisition Corp. ("Newco"), and Health Management, Inc. (the "Company") (as amended, the "Merger Agreement") and (ii) the Stock Purchase Agreement, dated as of November 13, 1996, as amended by letter agreements, dated November 27, 1996, December 12, 1996, December 23, 1996 and January 10, 1997, among Transworld and the Company (as amended, the "Stock Purchase Agreement"). Terms defined in the Merger Agreement shall have their defined meanings herein, unless otherwise defined herein.

     The parties have agreed that in view of the Company's recent business performance, it is appropriate to amend the Merger Agreement, among other things, to reduce the Merger Consideration.

     Accordingly, the parties hereto agree as follows:

     1. Section 1.6(b) of the Merger Agreement is hereby amended by changing the amount "$2.00" to "$1.50". The Company hereby represents and warrants to Transworld and Newco that the Company has received the opinion of NatWest that the Merger Consideration, as hereby amended, is fair, from a financial point of view, to the stockholders of the Company.

     2. Section 7.3(b) of the Merger Agreement is hereby amended in its entirety and, as so amended, shall read as follows:

     "The representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects at and as of the Effective Time as if made at and as of such time, except for changes contemplated by this Agreement and by the Disclosure Schedule, the Deferred Schedules and the Supplemental Disclosure Schedule dated January 13, 1997 and changes disclosed in the Company's Quarterly Report on Form 10-Q for the Quarterly Period ended October 31, 1996 (it being agreed, however, that all descriptions therein as to the effect of Olanzapine or other antipsychotic drugs shall be deemed superseded and replaced by the description set forth in item A. of Section 3.19 of the Supplemental Disclosure Schedule dated January 13, 1997), and except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall have been true and correct in all material respects as of such date."

     3. Section 7.3(h) of the Merger Agreement is hereby amended in its entirety and, as so amended, shall read as follows:

     "At or prior to the Effective Time, the Amended Stipulation of Partial Settlement of the consolidated class actions under the caption In re Health Management, Inc. Securities Litigation, Master File No. 96-CV-889 (ADS), dated December 19, 1996, shall have been finally approved by the United States District Court and such Court shall have entered a judgment (including a bar order) substantially in the form of Exhibit B to such Amended Stipulation and all applicable proceedings for review, appeals, and rights of appeal of such judgment (other than a proceeding or order, or any appeal or petition for a writ of certiorari, pertaining solely to any plan of allocation and/or application for attorneys' fees, costs, or expenses) shall have been exhausted or all applicable waiting periods during which any appeal or other request for review of such judgment (other than a proceeding or order, or any appeal or petition for a writ of certiorari, pertaining solely

Health Management, Inc.
January 13, 1997
Page 2

to any plan of allocation and/or application for attorneys' fees, costs, or expenses) may be made shall have expired without any appeal having been filed."

     4. Section 7.3(i) of the Merger Agreement is hereby amended in its entirety, and, as so amended, shall read as follows:

     "At or prior to the Effective Time, the lenders (the "Banks") party to the Credit Agreement, dated as of July 31, 1996, as amended (the "Credit Agreement"), among Transworld, the Banks, and Bankers Trust Company, as agent, shall have consented to the Merger, shall have agreed to amendments to the Credit Agreement in order to permit the Merger and shall have loaned to Transworld the funds necessary for Transworld to consummate the Merger, all in the sole and absolute discretion of such Banks."

     5. Transworld hereby waives the condition set forth in Section 7.3(l) of the Merger Agreement insofar as such condition applies to the $3,000,000 Subordinated Note dated March 31, 1995 made by HMI Illinois, Inc. in favor of Caremark Inc. which was purchased from Caremark Inc. by Hyperion Partners II L.P.

     6. Section 8.1(c) of the Merger Agreement is hereby amended in its entirety and, as so amended, shall read as follows:

     "This Agreement may be terminated by Transworld at any time prior to the Effective Time, whether prior to or after approval hereof by the stockholders of the Company, if the condition set forth in Section 7.3(i) of this Agreement shall not have been satisfied by June 30, 1997."

     7. Notwithstanding anything to the contrary in the Merger Agreement, Transworld hereby consents to the settlement by the Company of (i) the consolidated derivative action filed in the United States District Court for the Eastern District of New York entitled In re Health Management, Inc. Stockholders' Derivative Litigation, Master File No. 96 Civ. 1208 (TCP) and (ii) the derivative lawsuit filed in the Supreme Court of the State of New York, County of New York entitled Howard Vogel, et al. v. BDO Seidman, LLP, et al., Index No. 96-603064, for an aggregate payment by the Company not to exceed $175,000 (it being understood that the Company will preserve all of its claims against the defendants named in such actions, other than Messrs. Clifton and Dimitriadis).

                                 *     *     *

     The parties acknowledge and agree that, notwithstanding anything contained in the letter agreement dated January 10, 1997 among Transworld, Newco and the Company, in no event shall Transworld be deemed to have waived the condition to Transworld's obligation to close the Merger Agreement set forth in Section 7.3(i) of the Merger Agreement, and such condition, as hereby amended in Section 4 hereof, is in full force and effect.

     Except to the extent amended hereby, the Merger Agreement and the Stock Purchase Agreement shall remain in full force and effect and nothing herein shall affect, or be deemed to be a waiver of, the other terms and provisions of the Merger Agreement or the Stock Purchase Agreement, including without limitation the other termination provisions thereof.

Health Management, Inc.
January 13, 1997
Page 3

     If this letter correctly sets forth our understanding with respect to the foregoing matters, kindly execute and return the enclosed copy of this letter to evidence our binding agreement.

                                            Very truly yours,


TRANSWORLD HOME HEALTHCARE, INC.                          IMH ACQUISITION CORP.

By: /s/ VINCENT J. CARUSO                                 By: /s/ VINCENT J. CARUSO
-------------------------------------------------------   -------------------------------------------------
    Name: Vincent J. Caruso                                   Name: Vincent J. Caruso
    Title: Executive Vice President and                       Title: Executive Vice President
           Chief Administrative Officer


AGREED TO:

HEALTH MANAGEMENT, INC.

By: /s/ WM. JAMES NICOL
-------------------------------------------------------
    Name: Wm. James Nicol
    Title: President and Chief Executive Officer

                        TRANSWORLD HOME HEALTHCARE, INC.

                               75 TERMINAL AVENUE

                            CLARK, NEW JERSEY 07066


                                                                  March 26, 1997

Health Management, Inc.
1371-A Abbott Court
Buffalo Grove, Illinois 60089

Ladies and Gentlemen:

     Reference is made to the Agreement and Plan of Merger, dated as of November 13, 1996, as amended by letter agreements, dated November 27, 1996, December 12, 1996, December 23, 1996, January 10, 1997 and January 13, 1997, among Transworld Home HealthCare, Inc. ("Transworld"), IMH Acquisition Corp. ("Newco"), and Health Management, Inc. (the "Company") (as amended, the "Merger Agreement"). Terms defined in the Merger Agreement shall have their defined meanings herein, unless otherwise defined herein.

     The parties have agreed that in view of the Company's publicly announced restatement of its financial statements for the quarterly periods ended July 31, 1996 and October 31, 1996, and the Company's publicly announced charge for the quarterly period ended January 31, 1997, it is appropriate to further amend the Merger Agreement, among other things, to further reduce the Merger Consideration.

     Accordingly, the parties hereto agree as follows:

     1. Section 1.6(b) of the Merger Agreement is hereby amended by changing the amount "$1.50" to "$0.30".

     2. Section 7.1(e) of the Merger Agreement is hereby deleted (it being acknowledged by Transworld for purposes hereof and Section 7.3(b) of the Merger Agreement that the Company will not obtain a fairness opinion with respect to the Merger Consideration, as reduced by this amendment).

     3. Section 7.3(b) of the Merger Agreement is hereby amended in its entirety and, as so amended, shall read as follows:

     "The representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects at and as of the Effective Time as if made at and as of such time, except for changes contemplated by this Agreement and by the Disclosure Schedule, the Deferred Schedules, the Supplemental Disclosure Schedule dated January 13, 1997 and the Supplemental Disclosure Schedule dated March 26, 1997 and changes reflecting historical facts and current trends disclosed in the Company's Quarterly Reports on Form 10-Q for the quarterly period ended January 31, 1997, on Form 10-Q/A-2 for the quarterly period ended October 31, 1996 and on Form 10-Q/A for the quarterly period ended July 31, 1996 (it being agreed, however, that (i) all descriptions therein as to the effect of Olanzapine or other antipsychotic drugs shall be deemed superseded and replaced by the description set forth in item A. of Section 3.19 of the Supplemental Disclosure Schedule dated January 13, 1997 and (ii) notwithstanding the disclosure of a current trend, a Material Adverse Effect may nevertheless be deemed to have occurred by reason of a material change in such current trend), and except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall have been true and correct in all material respects as of such date."

     4. Section 7.3(h) of the Merger Agreement is hereby amended in its entirety and, as so amended, shall read as follows:

     "At or prior to April 11, 1997, the Amended Stipulation of Partial Settlement of the consolidated class actions under the caption In re Health Management, Inc. Securities Litigation, Master File No. 96-CV-889 (ADS), dated December 19, 1996, shall have been further amended, in form and substance satisfactory to Transworld and Newco, to provide for the settlement of such actions for a reduced settlement amount not to exceed $4.55 million, and at or prior to the Effective Time, such Amended Stipulation of Partial Settlement,

Health Management, Inc.
March 26, 1997
Page 2

as so amended, shall have been finally approved by the United States District Court and such Court shall have entered a judgment (including a bar order) substantially in the form of Exhibit B to such Amended Stipulation and all applicable proceedings for review, appeals, and rights of appeal of such judgment (other than a proceeding or order, or any appeal or petition for a writ of certiorari, pertaining solely to any plan of allocation and/or application for attorneys' fees, costs, or expenses) shall have been exhausted or all applicable waiting periods during which any appeal or other request for review of such judgment (other than a proceeding or order, or any appeal or petition for a writ of certiorari, pertaining solely to any plan of allocation and/or application for attorneys' fees, costs, or expenses) may be made shall have expired without any appeal having been filed."

     5. Section 7.3(k) of the Merger Agreement is hereby deleted (it being acknowledged by the Company that Transworld will not obtain an updated opinion of UBS Securities LLC as to the fairness of the consideration being paid by Transworld).

                                 *     *     *

     Except to the extent amended hereby, the Merger Agreement shall remain in full force and effect and nothing herein shall affect, or be deemed to be a waiver of, the other terms and provisions of the Merger Agreement.

     The effectiveness of this amendment shall be subject, at the option of Transworld and Newco, to the receipt by Transworld of the written consent to this amendment by the lenders (the "Banks") party to the Credit Agreement, dated as of July 31, 1996, as amended, among Transworld, the Banks and Bankers Trust Company, as agent. If the written consent of the Banks has not been obtained on or prior to April 11, 1997, then at any time thereafter Transworld may, in its sole discretion, terminate this amendment (in which case this amendment shall be null and void ab initio) and terminate the Merger Agreement.

     If this letter correctly sets forth our understanding with respect to the foregoing matters, kindly execute and return the enclosed copy of this letter to evidence our binding agreement.

                                            Very truly yours,


TRANSWORLD HOME HEALTHCARE, INC.                          IMH ACQUISITION CORP.

By: /s/ ROBERT W. FINE                                    By: /s/ ROBERT W. FINE
-------------------------------------------------------   -------------------------------------------------
    Name: Robert W. Fine                                      Name: Robert W. Fine
    Title: President                                          Title: President


AGREED TO:

HEALTH MANAGEMENT, INC.

By: /s/ WM. JAMES NICOL
-------------------------------------------------------
    Name: Wm. James Nicol
    Title: President and Chief
           Executive Officer

                          TRANSWORLD HEALTHCARE, INC.


                               75 TERMINAL AVENUE


                            CLARK, NEW JERSEY 07066



                                                                   June 12, 1997



Health Management, Inc.


1371-A Abbott Court


Buffalo Grove, Illinois 60089



Ladies and Gentlemen:



     Reference is made to the Agreement and Plan of Merger, dated as of November 13, 1996, as amended by letter agreements, dated November 27, 1996, December 12, 1996, December 23, 1996, January 10, 1997, January 13, 1997 and March 26, 1997,
among Transworld HealthCare, Inc. ("Transworld"), IMH Acquisition Corp. ("Newco"), and Health Management, Inc. (as amended, the "Merger Agreement").



     The parties hereto agree as follows:



     1. Section 8.1(a)(iv) of the Merger Agreement is hereby amended by changing the date "June 30, 1997" to "July 31, 1997."



     2. Section 8.1(c) of the Merger Agreement is hereby amended by changing the date "June 30, 1997" to "July 31, 1997."



     Except to the extent amended hereby, the Merger Agreement shall remain in full force and effect and nothing herein shall affect, or be deemed to be a waiver of, the other terms and provisions of the Merger Agreement.



     The effectiveness of this amendment shall be subject, at the option of Transworld and Newco, to the receipt by Transworld of the written consent to this amendment by the lenders (the "Banks") party to the Credit Agreement, dated as of July 31, 1996, as amended, among Transworld, the Banks and Bankers Trust Company, as agent. If the written consent of the Banks has not been obtained on or prior to July 11, 1997, then at any time thereafter Transworld may, in its sole discretion, terminate this amendment (in which case this amendment shall be null and void ab initio).



     If this letter correctly sets forth our understanding with respect to the foregoing matters, kindly execute and return the enclosed copy of this letter to evidence our binding agreement.



                                            Very truly yours,



TRANSWORLD HOME HEALTHCARE, INC.                          IMH ACQUISITION CORP.

By: /s/ ROBERT W. FINE                                    By: /s/ ROBERT W. FINE
-------------------------------------------------------   -------------------------------------------------
    Name: Robert W. Fine                                      Name: Robert W. Fine
    Title: President                                          Title: President


AGREED TO:

HEALTH MANAGEMENT, INC.

By: /s/ WM. JAMES NICOL
-------------------------------------------------------
    Name: Wm. James Nicol
    Title: President and Chief
           Executive Officer

                                    ANNEX II


     262 APPRAISAL RIGHTS--(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.



     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:



     (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either
(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.



     (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:


     a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

     b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

     c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

     d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

     (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:


     (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or



     (2) If the merger or consolidation was approved pursuant to Section 228 or
Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.



     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections

(a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.


     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.


     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.


     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.


     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.


     (1) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PROXY
                            HEALTH MANAGEMENT, INC.
                              1371-A ABBOTT COURT
                         BUFFALO GROVE, ILLINOIS 60089

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.


The undersigned hereby appoints each of W. JAMES NICOL and JAMES R. MIESZALA as proxies, with full power of substitution, to represent the undersigned and to vote, as designated below, all shares of Common Stock of Health Management, Inc. which the undersigned is entitled to vote at the special meeting of stockholders to be held on July 11, 1997, and any adjournment thereof.


This proxy when properly executed will be voted in the manner directed herein by the stockholder. If no direction is made, this proxy will be voted "FOR" Proposal 1. The proxies appointed herein may act by one of said proxies at the meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 1.

Please mark, sign, date and mail the proxy card promptly using the enclosed envelope.

(Continued and to be signed on the reverse side.)

                            HEALTH MANAGEMENT, INC.
PLEASE MARK VOTE IN SPACE PROVIDED USING INK ONLY


1. Proposal to adopt the Agreement and Plan of Merger, as amended, which provides for the merger of IMH Acquisition Corp. with and into Health Management, Inc., as described in the accompanying proxy statement


             FOR [ ]             AGAINST [ ]             ABSTAIN [ ]

2. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting.

                                                       Dated _____________, 1997
                                                       Signature of Stockholder

                                                       _________________________
                                                       For Joint Account Each
                                                       Owner Should Sign

                                                       Please mark and date the
                                                       proxy and sign the proxy
                                                       as name appears. Joint
                                                       owners should each sign
                                                       personally. Trustees and
                                                       others signing in a
                                                       representative capacity
                                                       should indicate the
                                                       capacity in which they
                                                       sign.